As filed with the Securities and Exchange Commission on November 10, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Magellan Midstream Holdings, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	20-0019312
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Williams Center

Tulsa, Oklahoma 74172

(918) 574-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center

Tulsa, Oklahoma 74172

(918) 574-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Dan A. Fleckman Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Robert V. Jewell William J. Cooper Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common units representing limited partner interests	$599,437,500(1)(2)	$70,554

(1)	Includes common units issuable upon exercise of the Underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2005

P R O S P E C T U S

20,850,000 Common Units

Representing Limited Partner Interests

This is an initial public offering of our common units. We expect the initial public offering price to be between $             and $             per common unit. We own and control Magellan GP, LLC, which owns the general partner interest and 100% of the incentive distribution rights in Magellan Midstream Partners, L.P., a publicly traded limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products. Before this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “MGG.”

Investing in our common units involves risks. Please read “ Risk Factors” beginning on page 19.

These risks include the following:

•	Our only cash-generating asset is our ownership interest in Magellan GP, LLC, which owns the general partner interest and 100% of the incentive distribution rights in Magellan Midstream Partners, L.P., and our cash flow is therefore completely dependent upon the ability of Magellan Midstream Partners, L.P. to make cash distributions to its partners.

•	Our unitholders do not elect our general partner or vote on our general partner’s directors. Following the completion of this offering, an affiliate of our general partner will own a sufficient number of our common units to allow it to block any attempt to remove our general partner.

•	The fiduciary duties of our general partner’s officers and directors may conflict with those of Magellan GP, LLC, which is the general partner of Magellan Midstream Partners, L.P.

•	You will experience immediate and substantial dilution of $28.20 per common unit in the net tangible book value of your common units.

•	If we or Magellan Midstream Partners, L.P. were treated as a corporation for federal income tax or state tax purposes, then our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Magellan Midstream Holdings, L.P., before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 3,127,500 common units on the same terms and conditions as set forth above if the underwriters sell more than 20,850,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2006.

Citigroup	Lehman Brothers

                    , 2006

We own and control Magellan GP, LLC, which owns the general partner interest and incentive distribution rights in Magellan Midstream Partners, L.P., a publicly traded limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products.

Magellan Midstream Partners, L.P. Assets

Montana
North Dakota
Minnesota
Wisconsin
Michigan
South Dakota
Wyoming
Nebraska
Iowa
Colorado
Kansas
Illinois
St. Charles
Indiana
Ohio
Missouri
Kentucky
New Mexico
Oklahoma
Arkansas
Little Rock (2)
Tennessee
Nashville (3)
Knoxville (2)
Chattanooga (2)
Mississippi
Alabama
Birmingham
Montgomery
Georgia
Doraville (2)
Macon
Albany
SC
Spartanburg (2)
North Augusta (2)
NC
Greensboro (2)
Selma
Charlotte (2)
Virginia
Richmond
Montvale
West Virginia
MD
DE
NJ
Wilmington
Pennsylvania
New York
VT
NH
MA
CT
Maine
New Haven
Texas
Southlake
Dallas
East Houston
Galena Park
Corpus Christi
Louisiana
Gibson
Marrero
Florida
Petroleum Products Pipeline System
Petroleum Products Pipeline
Petroleum Products System Terminal
Petroleum Products Terminals
Marine Petroleum Products Terminal
Inland Petroleum Products Terminal
Ammonia Pipeline System
Ammonia Pipeline
Ammonia Terminal

i

ii

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common units means that information contained in the prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these common units in any circumstances under which the offer or solicitation is unlawful.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read “Summary of Risk Factors” and “Risk Factors” for more information about important factors that you should consider before making a decision to purchase common units in this offering.

All references in this prospectus to “our,” “we,” “us” and “Magellan Holdings” refer to Magellan Midstream Holdings, L.P. and its wholly owned subsidiaries. All references in this prospectus to “our general partner” refer to Magellan Midstream Holdings GP, LLC. All references in this prospectus to “MMP” refer to Magellan Midstream Partners, L.P. and its consolidated subsidiaries. All references in this prospectus to MMP’s number of units, earnings per unit or unit price give effect to MMP’s two-for-one split on April 12, 2005 and assume, unless otherwise indicated, that MMP’s remaining subordinated units have converted into MMP common units, which we expect to occur in February 2006. All references to our “partnership agreement” refer to the Third Amended and Restated Agreement of Limited Partnership of Magellan Midstream Holdings, L.P. to be adopted contemporaneously with the closing of this offering. Unless we indicate otherwise, the information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units.

Magellan Midstream Holdings, L.P.

We own and control Magellan GP, LLC, which is the general partner of Magellan Midstream Partners, L.P., a publicly traded limited partnership (New York Stock Exchange symbol: MMP). MMP is principally engaged in the transportation, storage and distribution of refined petroleum products. Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the following:

•	the general partner interest in MMP, which currently entitles us to receive 2% of the cash distributed by MMP; and

•	100% of the incentive distribution rights in MMP, which entitle us to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP unit in any quarter.

We expect our initial quarterly cash distribution to be $0.195 per common unit, or $0.78 per common unit on an annualized basis. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of the general partner interest and incentive distribution rights in MMP. To achieve this objective, we intend to actively manage MMP to successfully execute MMP’s business strategy, which includes continued growth through strategic acquisitions and expansion projects that increase cash distributions. In the future, we also may facilitate MMP’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

MMP is required by its partnership agreement to distribute all of its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of MMP’s business or to provide funds for future distributions. Like MMP, we are structured as a limited partnership and distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. However, our partnership agreement, unlike MMP’s partnership agreement, does not entitle our general partner to incentive distribution rights.

MMP has increased its quarterly cash distribution for 18 consecutive quarters since its initial public offering in February 2001, including the most recent declaration by the board of directors of its general partner on

October 20, 2005. As a result, since its initial public offering, MMP has more than doubled its quarterly cash distribution from $0.263 per limited partner unit, or $1.05 on an annualized basis, to $0.531 per limited partner unit, or $2.13 on an annualized basis. Under MMP’s current ownership structure, the current distribution of $0.531 per unit will result in a quarterly distribution to us of $11.4 million (or approximately $45.7 million on an annualized basis), consisting of $0.9 million from Magellan GP, LLC’s general partner interest in MMP and $10.5 million from the incentive distribution rights. The graph set forth below shows the following:

•	historical annualized distributions to MMP’s general partner; and

•	historical annualized MMP distributions per limited partner unit.

(a)	Incentive distributions for the fourth quarter of 2004 through the third quarter of 2005 were reduced by $1.25 million per quarter ($5.0 million annualized) by the October 2004 amendment to MMP’s partnership agreement. Contemporaneously with the closing of this offering, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the 2004 amendment.

(b)	The actual distribution for the first quarter of 2001 was prorated for the portion of the period during which MMP was public.

Incentive distribution rights entitle us to receive increasing percentages of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP limited partner unit in any quarter. The following table illustrates the percentage allocations of distributions among the owners of MMP, including us, at the target distribution levels contained in MMP’s partnership agreement.

MMP Quarterly Distribution Per Unit	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
		General Partner Interest	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

For the quarter ended September 30, 2005, MMP declared a distribution of $0.531 per limited partner unit, which entitles us to receive 50%, including our current 2% general partner interest, of the incremental cash distribution from MMP in excess of its highest target distribution level of $0.393750 per limited partner unit.

In connection with MMP’s October 2004 acquisition of certain pipeline and terminal assets, MMP’s partnership agreement was amended to reduce the incentive distributions by $1.25 million for 2004, $5.0 million (or $1.25 million per quarter) for 2005 and $3.0 million (or $0.75 million per quarter) for 2006. Contemporaneously with the closing of this offering, we intend to make a capital contribution to MMP equal to the present value of the remaining reductions in incentive distributions as of the closing of this offering. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

The following graph shows the total cash allocated to us as a result of our ownership of the general partner interest and the incentive distribution rights in MMP across a range of hypothetical annualized distributions made by MMP. The graph illustrates the impact to us of MMP raising or lowering its quarterly cash distribution from the most recently declared distribution of $0.531 per limited partner unit (or $2.13 on an annualized basis), which MMP will pay on November 14, 2005. This information assumes:

•	MMP has approximately 66.4 million limited partner units outstanding; and

•	our ownership of (i) a 2% general partner interest in MMP and (ii) the incentive distribution rights in MMP.

(a)	MMP’s current cash distribution per limited partner unit on an annualized basis.

This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. The impact to us of changes in MMP’s cash distribution levels will vary depending on several factors, including MMP’s outstanding common units at the time of the cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of MMP. Please read “Risk Factors.”

We expect to make an initial quarterly cash distribution of $0.195 per common unit, or $0.78 per common unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. If MMP is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in MMP’s distributions. In May 2006, we expect to pay a distribution equal to the initial quarterly distribution prorated for the portion of the quarter ending March 31, 2006 that we are a publicly traded partnership. However, we cannot assure you that any distributions will be declared or paid. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our Structure and Management

We were formed in April 2003 as a Delaware limited partnership. The chart below depicts our organization and ownership upon completion of this offering and the related transactions. Upon the consummation of this offering:

•	our public unitholders will own a 37.6% limited partner interest in us represented by 20,850,000 common units;

•	our current owner, MGG Holdings, L.P., will own a 62.4% limited partner interest in us represented by 34,573,225 common units; and

•	we will continue to own a 100% membership interest in Magellan GP, LLC, a Delaware limited liability company, which serves as MMP’s general partner, owns the general partner interest and indirectly owns the incentive distribution rights in MMP.

Contemporaneously with the closing of this offering, we will enter into an agreement with MGG Holdings, L.P., which we refer to as the Reimbursement Agreement, pursuant to which it will agree to reimburse us for:

•	any amounts we pay to MMP pursuant to our indemnity obligations to MMP related to certain of its environmental liabilities, which we refer to as the PSA Indemnity, under the Purchase and Sale Agreement dated April 18, 2003, as amended, among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., Williams GP LLC and us, pursuant to which we purchased the general partner of MMP;

•	any amounts we pay to MMP pursuant to our obligation under a general and administrative cap agreement that we will enter into with MMP contemporaneously with the closing of this offering, which we refer to as the G&A Cap Agreement, pursuant to which we will agree to reimburse MMP for certain general and administrative expenses. The G&A Cap Agreement will replace certain provisions of the omnibus agreement dated June 17, 2003 among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and The Williams Companies, Inc., which we refer to collectively as Williams, and us; and

•	any expenses incurred but not paid that relate to the period prior to the closing of this offering.

MGG Holdings, L.P. has agreed to escrow funds sufficient to satisfy its obligations to us under the Reimbursement Agreement. For a description of each of these agreements, please read “Certain Relationships and Related Transactions—Related Party Transactions.”

Our Management

Magellan Midstream Holdings GP, LLC, our general partner, will manage our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common units and reserves it believes prudent to maintain for the proper conduct of our business. Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

We control and manage MMP through our ownership of its general partner, Magellan GP, LLC. The officers of our general partner, Magellan Midstream Holdings GP, LLC, are also officers of Magellan GP, LLC and our general partner’s employees operate MMP. Four of our directors are affiliated with the owner of our general partner and are also directors of Magellan GP, LLC. Our remaining three directors will be independent directors as defined by the New York Stock Exchange. We nominate the directors of Magellan GP, LLC and the unitholders of MMP elect these directors. The board of Magellan GP, LLC is responsible for overseeing Magellan GP, LLC’s role as the general partner of MMP and we, as the sole member of Magellan GP, LLC, must also approve matters that have or would be reasonably expected to have a material effect on our interest as the sole member of Magellan GP, LLC. We also have exclusive authority over the business and affairs of Magellan GP, LLC other than its role as the general partner of MMP. Please read “Management.”

Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172, and our phone number is (918) 574-7000. Our website is located at                     . Information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Ownership of Magellan Midstream Holdings, L.P.

Magellan Midstream Partners, L.P.

Magellan Midstream Partners, L.P. is a publicly traded Delaware limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products.

MMP’s assets currently consist of:

•	an 8,500-mile petroleum products pipeline system, including 44 petroleum products terminals, serving the mid-continent region of the United States, which we refer to as the petroleum products pipeline system;

•	seven petroleum products terminal facilities located along the United States Gulf and East Coasts, which we refer to as marine terminal facilities;

•	29 petroleum products terminals located principally in the southeastern United States, which we refer to as inland terminals; and

•	an 1,100-mile ammonia pipeline system serving the mid-continent region of the United States.

MMP has primarily grown through acquisitions of pipelines and terminals. Since MMP completed its initial public offering of common units in February 2001, it has completed numerous acquisitions for an aggregate purchase price of approximately $1.8 billion. MMP intends to continue to pursue the following business strategies:

•	grow through strategic acquisitions and expansion projects that increase per unit cash distributions;

•	generate stable cash flows to make quarterly cash distributions; and

•	conduct safe and efficient operations.

We believe that MMP is well-positioned to successfully execute its business strategies because of the following competitive strengths:

•	MMP’s assets are strategically located in areas with high demand for its services;

•	MMP has long-term relationships with many of its customers that utilize its pipeline and terminal assets;

•	MMP has a strong financial position that allows it to make acquisitions and complete expansion projects; and

•	MMP’s senior management has extensive industry experience.

MMP’s petroleum products pipeline system consists primarily of a common carrier pipeline that provides transportation, storage and distribution services for petroleum products and liquefied petroleum gases, or LPGs, in 13 states from Texas through the midwest United States to Colorado, North Dakota, Minnesota, Wisconsin and Illinois. The pipeline generates revenues principally from tariffs regulated by the Federal Energy Regulatory Commission, or the FERC, based on the volumes transported and also from storage and other ancillary fees. Through direct refinery connections and interconnections with other interstate pipelines, MMP’s petroleum products pipeline system can access more than 40% of the refinery capacity in the continental United States. In addition, this segment includes a petroleum products management operation. For the nine months ended September 30, 2005, the petroleum products pipeline system generated approximately 89% of MMP’s consolidated total revenues.

MMP’s inland terminals and marine terminal facilities, which MMP refers to collectively as its petroleum products terminals, store and distribute gasoline and other petroleum products throughout 12 states. MMP’s inland terminals are part of a distribution network located primarily throughout the southeastern United States and used by retail suppliers, wholesalers and marketers to receive gasoline and other petroleum products from large, interstate pipelines and to transfer these products to trucks, railcars or barges for delivery to their final destination. MMP’s marine terminal facilities are large storage and distribution terminals that principally serve refiners and large end-users of petroleum products and are strategically located near major refining hubs along the United States Gulf and East Coasts. MMP’s petroleum products terminals generate revenues principally from volume-based fees charged for the storage and delivery of gasoline and other petroleum products handled by these terminals. For the nine months ended September 30, 2005, the petroleum products terminals generated approximately 10% of MMP’s consolidated total revenues.

MMP’s ammonia pipeline system transports and distributes ammonia from production facilities in Texas and Oklahoma to various distribution points in the midwest United States for use as an agricultural fertilizer. MMP’s ammonia pipeline system generates revenues principally from volume-based fees charged for the transportation of ammonia on the pipeline system. For the nine months ended September 30, 2005, the ammonia pipeline system generated approximately 1% of MMP’s consolidated total revenues.

Summary of Risk Factors

An investment in our common units involves risks. For more information about these risks, please read “Risk Factors.” You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

Risks Inherent in Our Dependence on Distributions from MMP

•	Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and 100% of the incentive distribution rights in MMP, and our cash flow is therefore completely dependent upon the ability of MMP to make cash distributions to its partners.

•	In the future, we may not have sufficient cash to pay our expected initial quarterly distribution or to increase distributions.

•	MMP’s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate MMP’s growth strategy. Our general partner’s board of directors can give this consent without a vote of our unitholders.

•	The amount of cash distributions that we will be able to distribute to you will be reduced by the incremental costs associated with our being a public company, other general and administrative expenses and any reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Risks Inherent in MMP’s Business

•	MMP’s financial results depend on the demand for the petroleum products that it transports, stores and distributes.

•	MMP’s business involves many hazards and operational risks, some of which may not be covered by insurance.

•	Fluctuations in market prices of petroleum products and natural gas liquids could materially affect MMP’s earnings.

•	Rate regulation or a successful challenge to the rates MMP charges on its petroleum products pipeline system may reduce the amount of cash it generates.

•	Competition could lead to lower levels of profits and reduce the amount of cash MMP generates.

Risks Inherent in an Investment in Us

•	The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market, including sales by our existing partners.

•	A reduction in MMP’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

•	Cost reimbursements due our general partner may be substantial and will reduce our cash available for distribution to holders of our common units.

•	Our unitholders do not elect our general partner or vote on our general partner’s directors. Following the completion of this offering, an affiliate of our general partner will own a sufficient number of our common units to allow it to block any attempt to remove our general partner.

•	You will experience immediate and substantial dilution of $28.20 per common unit in the net tangible book value of your common units.

Risks Related to Conflicts of Interest

•	Although we manage and control MMP through our ownership of its general partner, MMP’s general partner owes fiduciary duties to MMP and MMP’s unitholders, which may conflict with our interests.

•	The fiduciary duties of our general partner’s officers and directors may conflict with those of Magellan GP, LLC, MMP’s general partner.

•	Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner and its affiliates have limited fiduciary duties to us and our unitholders, which may permit them to favor their own interests to the detriment of us and our unitholders.

Tax Risks to Our Common Unitholders

•	If we or MMP were treated as a corporation for federal income tax or state tax purposes, then our cash available for distribution to you would be substantially reduced.

•	A successful IRS contest of the federal income tax positions we, or MMP, take may adversely affect the market for our common units or MMP’s limited partner units, and the costs of any contest will reduce cash available for distribution to our unitholders.

The Offering

Common units offered	20,850,000 common units.

23,977,500 common units if the underwriters exercise their option to purchase additional common units in full.

Common units outstanding after this offering	55,423,225 common units.

Use of proceeds

We expect to receive approximately $471.0 million from the sale of our common units, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds of this offering to repay $275.0 million of our outstanding indebtedness and to make a $196.0 million distribution to MGG Holdings, L.P. Please read “Use of Proceeds.”

Cash distributions

We expect to make an initial quarterly cash distribution of $0.195 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will initially distribute 99.999% of our available cash each quarter to the holders of our common units and 0.001% of our available cash to our general partner. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We will pay you a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, assuming that we become a publicly traded partnership after December 31, 2005 and before March 31, 2006, we will pay you a distribution for the period from the closing date of this offering to and including March 31, 2006. We expect to pay this cash distribution in May 2006. However, we cannot assure you that we will declare or pay distributions.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our affiliates, voting together as a single class. Following the completion of this offering, an affiliate of our general partner will own a sufficient number of common units to allow it to block any attempt to remove our general partner. Please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Withdrawal or Removal of the General Partner.”

Limited call right

If at any time our affiliates own more than 80% of the outstanding common units, our general partner and its affiliates have the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units. At the completion of this offering, our current owners will own approximately 62.4% of our common units.

Estimated ratio of taxable income to distributions

We estimate that if you own the units you purchase in this offering through         , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than     % of the cash distributed with respect to that period. Please read “Material Tax Consequences” in this prospectus for the basis of this estimate.

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “MGG.”

Comparison of Rights of Holders of MMP’s Common Units and Our Common Units

Our common units and MMP’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and MMP’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, we participate in MMP’s incentive distribution rights and MMP’s common unitholders do not.

The following table compares certain features of MMP’s common units and our common units.

	MMP’s Common Units	Our Common Units
Distributions and Incentive Distribution Rights

MMP pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. MMP’s general partner currently has a 2% general partner interest in MMP and owns the incentive distribution rights in MMP.

We expect to pay our limited partners and general partner quarterly distributions equal to the cash we receive from MMP, less certain reserves for expenses and other uses of cash. Our general partner is not entitled to incentive distribution rights. As a result, we allocate our distributions to our common units and our general partner based on their respective ownership interests.

Subordinated Units	At its initial public offering, MMP issued subordinated units. During the subordination period, MMP’s common units had priority over other units to the minimum quarterly distribution from MMP’s distributable cash flow. In addition, during the subordination period, MMP’s common units carried arrearage rights, which are similar to cumulative rights on preferred stock.	We do not have subordinated units. As a result, our common units carry no rights to arrearages.

Taxation of Entity and Entity Owners	MMP is a pass-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a pass-through entity that is not subject to an entity-level federal income tax.

	MMP expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions. However, our ownership of the incentive distribution rights will cause more taxable income to be allocated to us. As a result, if MMP is successful in increasing

	MMP’s Common Units	Our Common Units

its distributions over time, our income allocations from the incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.

	MMP common unitholders receive Schedule K-1s from MMP reflecting the unitholders’ share of MMP’s items of income, gain, loss and deduction at the end of each fiscal year.	Similarly, our common unitholders will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

Assets and Operations	MMP and its subsidiaries own operating assets and engage in acquisition and development activities that expand their business and operations.	Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and incentive distribution rights in MMP, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of MMP.

Limitation on Issuance of Additional Units	MMP may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

Summary of Conflicts of Interest and Fiduciary Responsibilities

Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner’s business in a manner beneficial to our general partner and its affiliates. As a result of these and other relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other. In addition, certain of the executive officers and non-independent directors of our general partner also serve as executive officers or directors of MMP’s general partner and, as a result, have fiduciary duties to manage the business of MMP in a manner beneficial to MMP and its unitholders. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to MMP, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read “Conflicts of Interest and Fiduciary Responsibilities.”

Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing our common units, you are treated as having consented to various actions contemplated in our partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Responsibilities” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Summary Historical Consolidated and Pro Forma Financial Data

The following table shows summary historical consolidated and pro forma financial data for Magellan Midstream Holdings, L.P., in each case for the periods and as of the dates indicated. The summary historical consolidated statement of operations and cash flow data for the year ended December 31, 2002, the periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003 and the year ended December 31, 2004 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements. The statement of operations, balance sheet, and cash flow data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which Magellan Midstream Holdings, L.P. considers necessary for fair presentation of the financial position and results of operations for these periods.

We have derived the summary selected historical financial data from our current and historical audited consolidated financial statements and related notes. Our financial statements consolidate MMP and its general partner, Magellan GP, LLC, which is a wholly-owned subsidiary of ours. Due to the April 2002 acquisition of Magellan Pipeline Company, LLC, or Magellan Pipeline, our consolidated financial statements and notes have been adjusted to reflect the results of operations, financial position and cash flows of Magellan Pipeline on a combined basis throughout the periods presented. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto. All other amounts have been prepared from our financial records. Information concerning significant trends in the financial condition and results of operations is contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by MMP, and our cash flows primarily consist of distributions from MMP on the partnership interests we own. Accordingly, the summary historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of MMP. Since we own and control MMP’s general partner, we reflect our ownership interest in MMP on a consolidated basis, which means that our financial results are combined with those of MMP and its general partner.

The unaudited pro forma summary statement of income for the nine months ended September 30, 2004 and 2005 and for the year ended December 31, 2004 reflect our consolidated historical operating results as adjusted for the following transactions as if these transactions had occurred on January 1, 2004:

•	our sale of limited partner interests in MMP, which we acquired on June 17, 2003 in connection with our purchase of MMP’s general partner; and

•	this offering and the application of the net proceeds, including the retirement of our debt, as described under “Use of Proceeds.”

The unaudited pro forma summary balance sheet data as of September 30, 2005 reflects our consolidated historical financial position as adjusted for the following transactions as if these transactions occurred on September 30, 2005:

•	the execution of the Reimbursement Agreement;

•	the amendment to MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment to MMP’s partnership agreement;

•	the distribution of our cash prior to the closing of this offering to MGG Holdings, L.P.; and

•	this offering and the application of the net proceeds, including the retirement of our debt, as described under “Use of Proceeds.”

For a description of all of the assumptions used in preparing the unaudited pro forma summary financial and operating data, you should read the notes to the pro forma financial statements for Magellan Midstream Holdings, L.P. The pro forma financial and operating data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

We define EBITDA, a non-generally accepted accounting principles measure presented in the following schedules as net income plus provision for income taxes, debt prepayment premiums, write-off of unamortized debt placement fees, debt placement fee amortization, interest expense (net of interest income), minority interest expense and depreciation and amortization and excluding non-cash gains on derivative instruments. EBITDA should not be considered an alternative to net income, operating profit, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles, or GAAP. Because EBITDA excludes some items that affect net income and these items may vary among other companies, the EBITDA data presented may not be comparable to similarly titled measures of other companies. Our management uses EBITDA as a performance measure to assess the viability of projects and to determine overall rates of return on alternative investment opportunities. A reconciliation of EBITDA to net income, the nearest comparable GAAP measure, is included in the “Selected Consolidated Financial Data.”

In addition to EBITDA, the non-GAAP measure of operating margin (in the aggregate and by segment) is presented in the following tables. We compute the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, is included in the following tables. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of operating margin to operating profit. We believe that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of our core operations. This measure forms the basis of our internal financial reporting and is used by management in deciding how to allocate capital resources between segments. Operating profit, alternatively, includes expense items such as depreciation and amortization and general and administrative costs, that management does not consider when evaluating the core profitability of an operation.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical consolidated and pro forma financial statements and the accompanying notes included in this prospectus. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for our entire fiscal year ending December 31, 2005. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor—Historical		Magellan Midstream Holdings, L.P. (Successor)—Historical				Magellan Midstream Holdings, L.P. Pro Forma(a)
	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,		Year Ended December 31, 2004	Nine Months Ended September 30,
					2004	2005		2004	2005
					unaudited
	($ in thousands, except per unit amounts)
Income Statement Data:
Total revenues	$434,477	$211,241	$270,728	$695,374	$433,864	$827,862	$695,374	$433,864	$827,862
Operating expenses	155,146	66,885	94,022	180,422	128,317	169,539	180,422	128,317	169,539
Product purchases	63,982	38,129	61,837	254,944	119,913	413,313	254,944	119,913	413,313
Equity earnings	—	—	—	(1,602)	(981)	(2,231)	(1,602)	(981)	(2,231)
Depreciation and amortization	35,096	16,936	26,821	57,196	40,422	52,910	57,196	40,422	52,910
General and administrative	43,182	23,126	30,747	54,240	40,495	46,040	56,740	42,370	47,915

Total cost and expenses	297,406	145,076	213,427	545,200	328,166	679,571	547,700	330,041	681,446

Operating profit	137,071	66,165	57,301	150,174	105,698	148,291	147,674	103,823	146,416
Interest expense, net	21,758	15,749	24,438	36,734	24,518	37,938	29,221	19,339	29,306
Debt prepayment premium	—	—	—	12,666	12,666	—	12,666	12,666	—
Other (income) expense, net	7,838	1,219	2,999	11,439	7,357	4,108	4,533	3,850	1,114
Minority interest expense(b)	37,975	21,092	20,879	69,632	45,529	95,513	94,529	64,672	101,787

Income before income taxes	69,500	28,105	8,985	19,703	15,628	10,732	6,725	3,296	14,209
Income taxes(c)	8,322	—	—	—	—	—	—	—	—

Net income	$61,178	$28,105	$8,985	$19,703	$15,628	$10,732	$6,725	$3,296	$14,209

Pro forma net income per common unit							$0.12	$0.06	$0.26

Balance Sheet Data (at period end):
Working capital	$47,306	—	$91,483	$73,140	$197,531	$96,806	—	—	$61,550
Total assets	1,121,817	—	1,691,707	2,282,704	1,806,588	2,328,772	—	—	2,290,556
Long-term debt	570,000	—	746,942	1,062,470	665,935	1,082,516	—	—	807,516
Partners’ capital (deficit)			189,571	(43,115)	159,355	(446,585)	—	—	(209,801)
Owner’s equity	111,589

Other Data:
Operating margin:
Petroleum products pipeline system	$163,233	$77,747	$86,278	$192,909	$134,002	$190,286	$192,909	$134,002	$190,286
Petroleum products terminals	43,844	25,860	22,124	58,362	43,363	51,405	58,362	43,363	51,405
Ammonia pipeline	8,272	2,620	5,594	7,310	7,022	3,083	7,310	7,022	3,083
Allocated partnership depreciation costs(d)			873	3,029	2,228	2,467	3,029	2,228	2,467

Operating margin	$215,349	$106,227	$114,869	$261,610	$186,615	$247,241	$261,610	$186,615	$247,241

EBITDA	$174,279	$83,101	$84,214	$208,319	$147,109	$201,711	$205,819	$145,234	$199,836

	Predecessor—Historical		Magellan Midstream Holdings, L.P. (Successor)—Historical				Magellan Midstream Holdings, L.P. Pro Forma(a)
	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
					2004	2005	2004	2004	2005
Operating Statistics:
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.949	$0.983	$0.975	$0.997	$0.974	$1.035	$0.997	$0.974	$1.035
Transportation barrels shipped (millions)	234.6	103.0	127.8	255.0	182.1	222.0	255.0	182.1	222.0
Petroleum products terminals:
Marine terminal average storage capacity utilized per month (million barrels)(e)	16.2	15.6	14.9	16.4	15.7	18.5	16.4	15.7	18.5
Marine terminal throughput (million barrels)	20.5	9.9	12.3	28.9	17.0	37.4	28.9	17.0	37.4
Inland terminal throughput (million barrels)	57.3	26.0	35.2	101.2	74.1	83.6	101.2	74.1	83.6
Ammonia pipeline system:
Volume shipped (thousand tons)	712	209	405	765	552	487	765	552	487

(a)	The pro forma income statements presented here do not contain adjustments for certain pipeline and terminal assets acquired by MMP in October 2004 or the Delaware terminal acquired by MMP in September 2005 because we have no audited historical financial data associated with these acquisitions.
(b)	The pro forma minority interest expense includes adjustments which assume that we had sold all of our MMP limited partner units prior to January 1, 2004. We acquired MMP limited partner units in June 2003 in connection with our acquisition of MMP’s general partner. Between June 2003 and June 2005 we sold all of our MMP limited partner units. Our ownership interest in MMP now consists solely of the general partner interest in MMP and 100% of the incentive distribution rights in MMP.
(c)	Prior to MMP’s acquisition of Magellan Pipeline on April 11, 2002, Magellan Pipeline was subject to income taxes. Because MMP and Magellan GP, LLC were both considered partnerships for federal and state income tax purposes, Magellan Pipeline was no longer subject to income taxes after its acquisition by MMP.
(d)	During 2003, certain assets were contributed to MMP and were recorded as property, plant and equipment at the partnership level and not at the segment level. Prior to 2003 all property, plant and equipment was recorded at the segment level. The associated depreciation expense was charged to MMP’s various business segments, which in turn, recognized these allocated costs as operating expenses. Consequently, segment operating margins were reduced by these costs.
(e)	For the year ended December 31, 2004, represents the average storage capacity utilized for the three months that MMP owned its East Houston, Texas facility (0.6 million barrels) and the average storage capacity utilized for the full year at MMP’s other marine terminals (15.8 million barrels). For the nine months ended September 30, 2005, represents the average monthly storage capacity utilized for MMP’s Gulf Coast and New Haven terminals (16.7 million barrels) and the average storage capacity utilized for the month that MMP owned its Delaware terminal (1.8 million barrels).

RISK FACTORS

You should consider carefully the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, in your evaluation of an investment in our common units. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Dependence on Distributions from MMP

Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and 100% of the incentive distribution rights in MMP, and our cash flow is therefore completely dependent upon the ability of MMP to make cash distributions to its partners.

The amount of cash that MMP can distribute to its partners each quarter, including us, principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	demand for the petroleum products that MMP transports, stores and distributes;

•	hazards or operational risks, some of which may not be covered by insurance;

•	fluctuations in prices of petroleum products and natural gas liquids;

•	FERC rate regulation or a successful challenge to the rates MMP charges on its petroleum products pipeline system;

•	the level of competition from other midstream companies; and

•	our continued success in our operation and management of MMP through our ownership of its general partner.

In addition, the actual amount of cash MMP will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the availability, if any, and cost of acquisitions;

•	debt service requirements;

•	fluctuations in working capital needs;

•	MMP’s ability to make working capital borrowings under its revolving credit agreement to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by MMP’s general partner in its discretion for the proper conduct of MMP’s business.

Because of these factors, MMP may not have sufficient available cash each quarter to pay its current declared quarterly distribution of $0.531 per unit or any other amount. You should also be aware that the amount of cash that MMP has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, MMP may be able to make cash distributions during periods when MMP records losses and may not be able to make cash distributions during periods when MMP records net income. Please read “—Risks Inherent in MMP’s Business” for a discussion of risks affecting MMP’s ability to generate cash flow.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

Because our primary source of operating cash flow consists of cash distributions from MMP, the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions MMP makes to its partners, including us. We cannot assure you that MMP will continue to make quarterly distributions at its current level of $0.531 per unit, or any other amount, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if MMP increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by MMP to us. Factors such as reserves established by the board of directors of our general partner for our estimated $2.5 million annual general and administrative expenses of being a public company as well as other operating expenses, reserves to satisfy our debt service requirements, if any, and reserves for future distributions by us may affect the distributions we make to our unitholders. Prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses, in addition to the other factors listed above, could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that any distributions MMP does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.195 per unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

MMP’s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate MMP’s growth strategy. Our general partner’s board of directors can give this consent without a vote of our unitholders.

We own the incentive distribution rights in MMP that entitle us to receive increasing percentages, up to a maximum of 48%, of any cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP unit in any quarter. A substantial portion of the cash flow we receive from MMP is provided by these incentive distribution rights. MMP’s board of directors may reduce the incentive distribution rights payable to us with our consent, which we may provide without the approval of our unitholders. For example, in conjunction with MMP’s acquisition of certain pipeline and terminal assets in October 2004, we consented to a reduction in the incentive distribution rights by a total of approximately $9.3 million for the years 2004 through 2006. We will not be affected by this decrease in incentive distribution rights following the completion of this offering because MMP will amend its partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment to MMP’s partnership agreement. However, we could agree to similar reductions in the future.

The amount of cash distributions that we will be able to distribute to you will be reduced by the incremental costs associated with our being a public company, other general and administrative expenses and any reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we must first pay or reserve funds for our expenses, including the costs of being a public company, which we expect to be approximately $2.5 million per year, and other operating expenses, reserves to satisfy debt service requirements, if any, and reserves for future distributions during periods of limited cash flows. In addition, we may reserve funds to allow our wholly owned subsidiary, Magellan GP, LLC, to maintain its 2% general partner interest by making a capital contribution to MMP when MMP issues additional MMP common units.

Risks Inherent in MMP’s Business

Because we are substantially dependent on the distributions we receive from MMP, risks to MMP’s operations are also risks to us. We have set forth below risks to MMP’s business and operations, the occurrence of which could negatively impact its financial performance and decrease the amount of cash it is able to distribute to us.

MMP’s financial results depend on the demand for the petroleum products that it transports, stores and distributes.

Any sustained decrease in demand for petroleum products in the markets served by MMP’s assets could result in a significant reduction in the volume of products that MMP transports in its pipeline, stores at its marine terminals and distributes through its inland terminals, and thereby reduce its cash flow and its ability to pay cash distributions. Factors that could lead to a decrease in market demand include:

•	an increase in the market price of petroleum products, which may reduce demand for gasoline and other petroleum products. Market prices for petroleum products are subject to wide fluctuation in response to changes in global and regional supply over which MMP has no control;

•	a recession or other adverse economic condition that results in lower spending by consumers and businesses on transportation fuels such as gasoline, aviation fuel and diesel;

•	higher fuel taxes or other governmental or regulatory actions that increase the cost of gasoline;

•	an increase in fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles, technological advances by manufacturers or federal or state regulations; and

•	the government-mandated increase in the use of alternative fuel sources, such as fuel cells and solar, electric and battery-powered engines.

MMP’s business involves many hazards and operational risks, some of which may not be covered by insurance.

MMP’s operations are subject to many hazards inherent in the transportation and distribution of petroleum products and ammonia, including weather-related or other natural causes, ruptures, leaks and fires. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of its related operations. MMP is not fully insured against all risks incident to its business. In addition, as a result of market conditions, premiums for its insurance policies could increase significantly. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist and sabotage acts. If a significant accident or event occurs that is not fully insured, it could adversely affect MMP’s financial position, results of operations or cash flows and its ability to pay cash distributions.

Fluctuations in market prices of petroleum products and natural gas liquids could materially affect MMP’s earnings.

A third-party supply agreement that MMP assumed in connection with the acquisition of certain pipeline and terminal assets in October 2004 requires it to maintain certain inventories of petroleum products. In addition, MMP maintains product inventory related to its petroleum products management operation. Significant decreases in market prices of petroleum products could result in losses from these operations, thereby reducing the amount of cash MMP generates and its ability to pay cash distributions.

Rate regulation or a successful challenge to the rates MMP charges on its petroleum products pipeline system may reduce the amount of cash it generates.

The FERC regulates the tariff rates for interstate movements on MMP’s petroleum products pipeline system. Shippers may protest MMP’s pipeline tariff filings, and the FERC may investigate new or changed tariff rates and order refunds of amounts collected under rates that were in excess of a just and reasonable level when taking into consideration its pipeline system’s cost of service. In addition, shippers may challenge the lawfulness of tariff rates that have become final and effective. The FERC may also investigate such rates absent shipper complaint.

The FERC’s ratemaking methodologies may limit MMP’s ability to set rates based on its true costs or may delay the use of rates that reflect increased costs. The FERC’s primary ratemaking methodology is price indexing. MMP uses this methodology to establish its rates in approximately one-third of its interstate markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the producer price index for finished goods, or PPI-FG. If the PPI-FG falls, MMP could be required to reduce its rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the PPI-FG might not be large enough to fully reflect actual increases in the costs associated with the pipelines subject to indexing.

The potential for a challenge to MMP’s indexed rates creates the risk that the FERC might find some of MMP’s indexed rates to be in excess of a just and reasonable level—that is, a level justified by MMP’s cost of service. In such an event, the FERC would order MMP to reduce any such rates and could require the payment of reparations to complaining shippers for up to two years prior to the complaint.

In July 2004, the United States Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, issued its opinion in BP West Coast Products, LLC v. FERC, which upheld, among other things, the FERC’s determination that certain rates of an interstate petroleum products pipeline, SFPP, L.P., or SFPP, were grandfathered rates under the Energy Policy Act of 1992 and that SFPP’s shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also vacated the portion of the FERC’s decision applying the Lakehead policy. In the Lakehead decision, the FERC allowed an oil pipeline publicly traded partnership to include in its cost-of-service an income tax allowance to the extent that its unitholders were corporations subject to income tax. In May and June 2005, the FERC issued a statement of general policy, as well as an order on remand of BP West Coast, respectively, in which the FERC stated it will permit pipelines to include in cost of service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Although the new policy is generally favorable for pipelines that are organized as pass-through entities, it still entails rate risk due to the case by case review requirement and the fact that the FERC has not indicated what evidence is required to establish such actual or potential income tax liability for all owners, a burden that must be satisfied in order to include a full tax allowance in cost of service. Further, the FERC’s BP West Coast remand decision and the new tax allowance policy have been appealed to the D.C. Circuit. In another proceeding, in order to qualify for an income tax allowance the FERC required a closely held limited liability company, another form of a pass-through entity, to provide data demonstrating (i) the distributive shares of corporate income attributable to its owners, (ii) that the owners would be subject to taxation at the 35% marginal corporate income tax rate and (iii) that the owners are taxed as corporations for federal tax purposes. Another more recent proceeding involving a publicly traded partnership is currently before the FERC but no order has been issued. As a result, the ultimate outcome of these proceedings is not certain and could result in changes to the FERC’s treatment of income tax allowances in cost of service.

MMP establishes rates in approximately two-thirds of its markets using the FERC’s market-based ratemaking regulations. These regulations allow MMP to establish rates based on conditions in individual markets without regard to the index or its cost of service. If successfully challenged, the FERC could take away MMP’s ability to establish market-based rates. MMP would then be required to establish rates that would be justified on some other basis such as its cost of service.

Any reduction in the indexed rates, removal of its ability to establish market-based rates, change in the treatment of income tax allowances or payment of reparations could have a material adverse effect on MMP’s operations and reduce the amount of cash it generates.

Competition could lead to lower levels of profits and reduce the amount of cash MMP generates.

MMP faces competition from other pipelines and terminals in the same markets as its assets, as well as from other means of transporting, storing and distributing petroleum products, including from other pipeline systems, terminal operators and integrated refining and marketing companies that own their own terminal facilities. MMP’s customers demand delivery of products on tight time schedules and in a number of geographic markets. If MMP’s quality of service declines or MMP cannot meet the demands of its customers, they may utilize the services of its competitors.

When prices for the future delivery of petroleum products that MMP stores in its marine terminals fall below current prices, customers may be less likely to store these products, thereby reducing MMP’s storage revenues.

This market condition is commonly referred to as “backwardation.” When the petroleum products market is in backwardation, the demand for storage capacity at MMP’s marine facilities may decrease. If the market becomes significantly backwardated for an extended period of time, MMP’s cash flow generated by its marine terminal facilities may be reduced, impacting its ability to pay cash distributions.

MMP’s business is subject to federal, state and local laws and regulations that govern the environmental and operational safety aspects of its operations.

Each of MMP’s operating segments is subject to the risk of incurring substantial costs and liabilities under environmental and safety laws and regulations. These costs and liabilities arise under increasingly strict environmental and safety laws, including regulations and governmental enforcement policies, and as a result of claims for damages to property or persons arising from MMP’s operations. Failure to comply with these laws and regulations may result in assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens and, to a lesser extent, issuance of injunctions to limit or cease operations. If MMP was unable to recover these costs through increased revenues, its ability to meet its financial obligations and pay cash distributions could be adversely affected.

The terminal and pipeline facilities that comprise MMP’s petroleum products pipeline system have been used for many years to transport, distribute or store petroleum products. Over time its operations, or operations by its predecessors or third parties not under MMP’s control, have resulted in the disposal or release of hydrocarbons or wastes at or from these terminal properties and along such pipeline rights-of-way. In addition, some of MMP’s terminals and pipelines are located on or near current or former refining and terminal sites, and there is a risk that contamination is present on those sites. MMP may be subject to strict, joint and several liability under a number of these environmental laws and regulations for such disposal and releases of hydrocarbons or solid wastes or the existence of contamination, even in circumstances where such activities or conditions were caused by third parties not under its control or were otherwise lawful at the time they occurred.

In addition, MMP owns or leases a number of properties that have been used for many years to distribute or store petroleum products by third parties not under its control. In some cases, predecessor owners, tenants or other users of these properties have disposed of or released hydrocarbons or wastes on or under these properties. Further, the transportation of ammonia by MMP’s pipeline is hazardous and may result in environmental damage, including accidental releases that may cause death or injuries to humans and farm animals and damage to crops.

MMP depends on refineries and petroleum products pipelines owned and operated by others to supply its pipeline and terminals.

MMP depends on connections with refineries and petroleum products pipelines owned and operated by third parties as a significant source of supply for its facilities. Outages at these refineries or reduced or interrupted throughput on these pipelines because of weather-related or other natural causes, testing, line repair, damage to pipelines, reduced operating pressures or other causes could result in MMP’s being unable to deliver products to its customers from its terminals, receive products for storage or reduce shipments on its pipelines and could adversely affect its cash flow and ability to pay cash distributions.

The closure of mid-continent refineries that supply MMP’s petroleum products pipeline system could result in disruptions or reductions in the volumes it transports and the amount of cash it generates.

The Environmental Protection Agency, or EPA, has adopted requirements that require refineries to install equipment to lower the sulfur content of gasoline and some diesel fuel they produce. The requirements relating to gasoline took effect in 2004, and the requirements relating to diesel fuel will take effect in 2006 and be implemented through 2010. If refinery owners that use MMP’s petroleum pipeline system determine that compliance with these new requirements is too costly, they may close some of these refineries, which could reduce the volumes transported on MMP’s petroleum products pipelines and the amount of cash it generates.

Mergers among MMP’s customers and competitors could result in lower volumes being shipped on MMP’s pipelines or products stored in or distributed through its terminals, thereby reducing the amount of cash MMP generates.

Mergers between MMP’s existing customers and MMP’s competitors could provide strong economic incentives for the combined entities to utilize their existing systems instead of MMP’s in those markets where the systems compete. As a result, MMP could lose some or all of the volumes and associated revenues from these customers and could experience difficulty in replacing those lost volumes and revenues. Because most of MMP’s operating costs are fixed, a reduction in volumes would result not only in less revenues, but also a decline in cash flow of a similar magnitude, which would reduce its ability to pay cash distributions.

The pipeline and terminal assets MMP acquired in October 2004 are subject to a consent decree with the EPA, and MMP could incur substantial costs and liabilities to comply with this decree that are not covered by the seller’s indemnification.

In 2003, the seller of the pipeline and terminal assets that MMP acquired in October 2004 entered into a consent decree with the EPA arising out of a June 1999 incident unrelated to the assets MMP acquired. In order to resolve its civil liability for the incident, the seller agreed to pay civil penalties and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of the seller’s pipelines, including two of the pipelines MMP acquired, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under its purchase agreement, MMP agreed, at its own expense, to complete any remaining remediation work required under the consent decree with respect to these two pipelines and assumed a liability of approximately $8.6 million at the time of the acquisition for this remediation work. The seller has agreed to retain responsibility under the consent decree for any ongoing independent monitoring obligations with respect to one of these pipelines.

Potential future acquisitions and expansions, if any, may affect MMP’s business by substantially increasing the level of its indebtedness and liabilities and increasing its risk of being unable to effectively integrate these new operations.

From time to time, MMP evaluates and acquires assets and businesses that it believes complement its existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If MMP consummates any future acquisitions, its capitalization and results of operations may change significantly.

Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management’s attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and MMP may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, MMP may discover previously unknown liabilities associated with the acquired business for which it has no recourse under applicable indemnification provisions.

MMP’s business is subject to federal, state and local laws and regulations that govern the product quality specifications of the petroleum products that it stores and transports.

Petroleum products that MMP stores and transports are sold by its customers for consumption into the public market. Various federal, state and local agencies have the authority to prescribe specific product quality specifications to commodities sold into the public market. Changes in product quality specifications could reduce MMP’s throughput volume, require it to incur additional handling costs or require capital expenditures. For instance, different product specifications for different markets impact the fungibility of the products in its system and could require the construction of additional storage. If MMP is unable to recover these costs through increased revenues, its cash flows and ability to pay cash distributions could be adversely affected.

Terrorist attacks aimed at MMP’s facilities could adversely affect its business.

Since the September 11, 2001 terrorist attacks, the United States government has issued warnings that energy assets, in general, and the nation’s pipeline infrastructure, in particular, may be future targets of terrorist organizations. The threat of terrorist attacks has subjected MMP’s operations to increased risks. Any future terrorist attack on MMP’s facilities, those of its customers and, in some cases, those of other pipelines, could have a material adverse effect on its business.

MMP’s ammonia pipeline system is dependent on three customers.

Three customers ship all of the ammonia on MMP’s ammonia pipeline and utilize its six related terminals. MMP has three-year contracts with these three shippers that expire on June 30, 2008 and obligate them to ship-or-pay for specified minimum quantities of ammonia. The loss of any one of these three customers or their failure or inability to pay MMP could adversely affect its cash flows.

High natural gas prices can increase ammonia production costs and reduce the amount of ammonia transported through MMP’s ammonia pipeline system.

The profitability of MMP’s ammonia customers partially depends on the price of natural gas, which is the principal raw material used in the production of ammonia. An extended period of high natural gas prices may cause MMP’s customers to produce and ship lower volumes of ammonia, which could adversely affect MMP’s cash flows.

Rising short-term interest rates could increase MMP’s financing costs and reduce the amount of cash it generates.

As of September 30, 2005, MMP had fixed-rate debt of $802.0 million outstanding. MMP has effectively converted approximately $350.0 million of this debt to floating-rate debt using interest rate swap agreements. As a result of these agreements, MMP has exposure to changes in short-term interest rates. If LIBOR were to change by 0.25%, MMP’s annual interest expense would change by $0.9 million. Rising short-term rates could reduce the amount of cash MMP generates and adversely affect its ability to pay cash distributions.

The terms of MMP’s indemnification settlement agreement require Williams to make payments to MMP through July 2007, exposing it to credit risk.

In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from certain indemnification obligations to MMP, consisting primarily of costs related to environmental remediation matters associated with assets that were contributed to MMP by Williams. MMP has received $62.5 million from Williams as of September 30, 2005, and MMP expects to receive the remaining balance in annual installments of $20.0 million and $35.0 million in July of 2006 and 2007, respectively. As of September 30, 2005, known liabilities that would have been covered by these indemnifications were $43.0 million. Williams’ credit ratings are below investment grade. Failure of Williams to perform on its payment obligations under the settlement agreement would adversely affect MMP’s ability to meet these obligations and pay cash distributions.

Restrictions contained in MMP’s debt instruments and the debt instruments of Magellan Pipeline may limit MMP’s financial flexibility.

MMP and its subsidiary, Magellan Pipeline, are subject to restrictions with respect to their debt that may limit their flexibility in structuring or refinancing existing or future debt and prevent them from engaging in certain beneficial transactions. These restrictions include, among other provisions, the maintenance of certain financial ratios, as well as limitations on their ability to incur additional indebtedness, to grant liens, to sell assets or to repay existing debt without penalties. These restrictions could result in higher costs of borrowing and impair MMP’s ability to generate additional cash.

Risks Inherent in an Investment in Us

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market, including sales by our existing partners.

Sales by us or any of our existing unitholders, including MGG Holdings, L.P., of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have an adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. MGG Holdings, L.P. will own 34.6 million of our 55.4 million outstanding common units after the completion of this offering. All of our common units owned by MGG Holdings, L.P. will be subject to resale restrictions under 180-day lock-up agreements with our underwriters. The lock-up arrangements with the underwriters may be waived in the discretion of the underwriters. When the 180-day lock-up period expires or in the event these restrictions are waived, we or MGG Holdings, L.P. may sell a substantial number of common units. We do not know whether any such sale would be made in the public market or in a private placement, nor do we know what impact such potential or actual sales would have on our common unit price in the future. Please read “Units Eligible for Future Sale.”

A reduction in MMP’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our ownership of the incentive distribution rights in MMP entitles us to receive specified percentages of total cash distributions made by MMP. Most of the cash we receive from MMP is attributable to our ownership of the incentive distribution rights. Accordingly, any reduction in quarterly cash distributions from MMP would have the effect of disproportionately reducing the amount of the distributions that we receive from MMP.

Cost reimbursements due our general partner may be substantial and will reduce our cash available for distribution to holders of our common units.

Prior to making any distribution on our common units, we will reimburse our general partner for expenses it incurs on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to holders of our common units. Our general partner will determine the amount of these expenses. In addition, our general partner and its affiliates may perform other services for us for which we will be charged fees as determined by our general partner.

Our unitholders do not elect our general partner or vote on our general partner’s directors. Following the completion of this offering, an affiliate of our general partner will own a sufficient number of common units to allow it to block any attempt to remove our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner and will have no right to elect our general partner on an annual or other continuing basis in the future.

Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner can not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional units, our general partner and its affiliates will own 62.4% of our common units.

Our unitholders’ voting rights are further restricted by the provision in our partnership agreement stating that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our unitholders to influence the manner or direction of our management.

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of MGG Holdings, L.P., or any subsequent owner of our general partner, to transfer its ownership interest in our general partner to a third party.

If MMP’s general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of MMP, it may not be able to satisfy its obligations and its cash flows will be reduced.

The general partner of MMP and its affiliates may make expenditures on behalf of MMP for which they will seek reimbursement from MMP. In addition, under Delaware partnership law, the general partner, in its capacity as the general partner of MMP, has unlimited liability for the obligations of MMP, such as its debts and environmental liabilities, except for those contractual obligations of MMP that are expressly made without recourse to the general partner. To the extent Magellan GP, LLC incurs obligations on behalf of MMP, it is entitled to be reimbursed or indemnified by MMP. If MMP does not reimburse or indemnify its general partner, Magellan GP, LLC may be unable to satisfy these liabilities or obligations, which would reduce its cash flows.

A change in control of us, our general partner or MMP’s general partner could increase MMP’s general and administrative expenses, which in turn could reduce MMP’s distribution to us.

Contemporaneously with the closing of this offering, we will enter into the Reimbursement Agreement with MGG Holdings, L.P. pursuant to which it will agree to reimburse us for any amounts we pay to MMP pursuant to:

•	our indemnity obligations to MMP related to the PSA Indemnity;

•	our obligation to reimburse MMP for certain general and administrative costs under the G&A Cap Agreement; and

•	any expenses incurred but not paid that relate to the period prior to the closing of this offering.

MGG Holdings, L.P., will escrow approximately $             million, which will be sufficient to satisfy its reimbursement obligations to us pursuant to the Reimbursement Agreement. The funds in escrow related to the G&A Cap Agreement will be disbursed to the current owners of our general partner upon a change in control of us, our general partner or MMP’s general partner. If such a change in control occurs, MMP’s general and administrative expenses will no longer be subject to a cap. The funds in escrow related to the PSA Indemnity will be disbursed to us upon a change in control of us or our general partner. In the event of a change in control, the amount of cash we generate will be reduced by any costs we incur pursuant to our obligations to reimburse MMP and reimburse MMP for certain general and administrative expenses.

The initial public offering price of our common units may not be indicative of the market price of our common units after this offering, and our unit price may be volatile. In addition, you may not be able to resell our common units at or above the initial public offering price.

Prior to this offering there has been no public market for our common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. The initial public offering price of our common units was determined by negotiations between us and the underwriters based on numerous factors which we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

•	the amount of MMP’s distribution to its partners, including us;

•	MMP’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of MMP’s financial indicators, such as revenue, net income and cash flow;

•	changes in revenue, net income or cash flow estimates or publication of research reports by analysts;

•	level of investor interest in purchasing our common units due to the very limited number of publicly traded entities whose assets consist exclusively of general partner interests in a publicly traded limited partnership;

•	speculation in the press or investment community;

•	sales of our common units by us or our unitholders, including MGG Holdings, L.P.;

•	actions by our unitholders;

•	announcements by MMP or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	lack of liquidity, which may result in wide bid-ask spreads and limit the number of investors who are able to buy our common units;

•	fluctuations in MMP’s common unit price;

•	interest rates;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general experience extreme volatility that often is unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our common units.

MMP may issue additional common units or other equity securities, which may increase the risk that MMP will not have sufficient available cash to maintain or increase its cash distribution level.

MMP has wide latitude to issue additional MMP common units on the terms and conditions established by MMP’s general partner. The payment of distributions on these additional MMP common units may increase the risk that MMP will be unable to maintain or increase its quarterly cash distribution per unit.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units may cause the trading price of our common units to decline.

If in the future we cease to manage and control MMP through our ownership of the general partner interest in MMP, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control MMP and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the Securities and Exchange Commission, or SEC, or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates, and adversely affect the price of our common units.

You will experience immediate and substantial dilution of $28.20 per common unit in the net tangible book value of your common units.

The offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the outstanding common units immediately after the offering. If you purchase common units in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for the obligations of the partnership, such as any debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Risks Related to Conflicts of Interest

Although we control and manage MMP through our ownership of its general partner, MMP’s general partner owes fiduciary duties to MMP and MMP’s unitholders, which may conflict with our interests.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including MMP’s general partner, on the one hand, and MMP and its limited partners, on the other hand. The directors and officers of MMP’s general partner have fiduciary duties to manage MMP in a manner beneficial to us, its owner. At the same time, MMP’s general partner has a fiduciary duty to manage MMP in a manner beneficial to MMP and its limited partners. The board of directors of MMP’s general partner will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to MMP and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and MMP, on the other hand;

•	the determination of the amount of cash to be distributed to MMP’s partners and the amount of cash to be reserved for the future conduct of MMP’s business;

•	the decision whether MMP should make acquisitions and on what terms;

•	the determination of whether MMP should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise; and

•	any decision we make in the future to engage in business activities independent of MMP.

The fiduciary duties of our general partner’s officers and directors may conflict with those of Magellan GP, LLC, MMP’s general partner.

Conflicts of interest may arise because of the relationships between MMP’s general partner, MMP and us. Our general partner’s directors and officers have fiduciary duties to manage our business in a manner beneficial to us, our unitholders and the owners of our general partner. Simultaneously, a majority of our general partner’s directors and all of its officers are also directors and officers of MMP’s general partner, and have fiduciary duties to manage the business of MMP in a manner beneficial to MMP and MMP’s unitholders. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner and its affiliates have limited fiduciary duties to us and our unitholders, which may permit them to favor their own interests to the detriment of us and our unitholders.

Following this offering, MGG Holdings, L.P., in which all of our executive officers own an interest, will own approximately 62.4% of our units and will own 100% of our general partner. Conflicts of interest may arise among our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following:

•	our general partner is allowed to take into account the interests of parties other than us, including MGG Holdings, L.P. and their respective affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner determines whether or not we incur debt and that decision may affect our or MMP’s credit ratings;

•	our general partner has limited its liability and reduced its fiduciary duties under the partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing our units, you will consent to various actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner determines the amount and timing of our investment transactions, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to you;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered, or from entering into additional contractual arrangements with any of these entities on our behalf, so long as the terms of any such additional contractual arrangements are fair and reasonable to us;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Transactions” and “Conflicts of Interest and Fiduciary Responsibilities.”

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

Whenever our general partner makes a determination or takes or declines to take any other action in its capacity as our general partner, it will be obligated to act in good faith, which means it must reasonably believe that the determination or other action is in or not opposed to our best interests. Whenever a potential conflict of interest exists between us and our general partner, our general partner may resolve such conflict of interest. If our general partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between us and our general partner, then it shall be presumed that in making this determination, our general partner acted in good faith. A unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

Also, if our general partner obtains the approval of our conflicts committee, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our general partner of any duties it may owe to us or our unitholders. This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors would merely shift the burden of demonstrating unfairness to the plaintiff. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. As a result, unitholders will effectively not be able to challenge a decision by the conflicts committee.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. For example, we and our general partner are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P., or CRF, which also owns, through affiliates, an interest in the general partner of Buckeye Partners, L.P., or Buckeye Partners, and an interest in the general partner of SemGroup, L.P., or SemGroup, both of which are engaged in the transportation, storage and distribution of refined petroleum products and may acquire other entities that compete with MMP. Although MMP does not have extensive operations in the geographic areas primarily served by Buckeye Partners, MMP will compete directly with Buckeye Partners, SemGroup and perhaps other entities in which CRF has an interest for acquisition opportunities throughout the United States and potentially will compete with Buckeye Partners, SemGroup and these other entities for new business or extensions of existing services provided by MMP’s operating partnerships, creating actual and potential conflicts of interest between MMP and our affiliates. In addition, SemGroup is a customer of MMP. Please read “Conflicts of Interest and Fiduciary Responsibilities” and “Certain Relationships and Related Transactions.”

Our ability to obtain debt financing will be affected by MMP’s and MGG Holdings, L.P.’s credit ratings.

If we decide to obtain our own credit rating, any future downgrading of MMP’s or MGG Holdings, L.P.’s credit rating would likely also result in a downgrading of our credit rating. Regardless of whether we have our own credit rating, a downgrading of MMP’s or MGG Holdings, L.P.’s credit rating could limit our ability to obtain financing in the future upon favorable terms, if at all.

All of our executive officers face conflicts in the allocation of their time to our business.

Our general partner shares officers and administrative personnel with MMP’s general partner to operate both our business and MMP’s business. Our general partner’s officers, who are also the officers of MMP’s general partner, will allocate the time they and our general partner’s other employees spend on our behalf and on behalf of MMP. These officers face conflicts regarding the allocation of their and our other employees’ time, which may adversely affect our or MMP’s results of operations, cash flows and financial condition. These allocations may not necessarily be the result of arms-length negotiations between MMP’s general partner and our general partner.

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval. For example, we may issue additional common units in order to fund a capital contribution to MMP. Such issuances may occur in connection with acquisitions or capital improvements by MMP or as a result of grants made under our long-term incentive plan.

The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional units, an affiliate of our general partner will own 62.4% of our total common units. For additional information about the call right, please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Limited Call Right.”

Tax Risks to Our Common Unitholders

You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

If we or MMP were treated as a corporation for federal income tax or state tax purposes, then our cash available for distribution to you would be substantially reduced.

The value of our investment in MMP depends largely on MMP being treated as a partnership for federal income tax purposes, which requires that 90% or more of MMP’s gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. MMP may not meet this requirement or current law may change so as to cause, in either event, MMP to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Services, or IRS, on this or any other matter affecting us.

If MMP were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow and distributions to you, likely causing a substantial reduction in the value of our units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

Current law may change, causing us or MMP to be treated as a corporation for federal income tax purposes or otherwise subjecting us or MMP to entity level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us or MMP as an entity, our cash available for distribution to you would be reduced.

A successful IRS contest of the federal income tax positions we, or MMP, take may adversely affect the market for our common units or MMP’s limited partner units, and the costs of any contest will reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. Moreover, MMP has not requested any ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes or any other matter that affects it. The IRS may adopt positions that differ from the positions we or MMP take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or MMP take. A court may disagree with some or all of the positions we or MMP take. Any contest with the IRS may materially and adversely impact the market for our common units or MMP units and the price at which they trade. In addition, the cost of any contest between MMP and the IRS will result in a reduction in cash available for distribution to MMP unitholders and thus indirectly by us, as a unitholder and as the owner of the general partner of MMP. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns.

The sale or exchange of 50% or more of our capital and profit interests will result in the termination of our partnership for federal income tax purposes.

We will be considered to have been terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a description of the consequences of our termination for federal income tax purposes.

Unitholders may be subject to state and local taxes and return filing requirements as a result of investing in our common units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or MMP do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $471.0 million from the sale of 20,850,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use approximately $275.0 million of the net proceeds from this offering to repay outstanding indebtedness and approximately $196.0 million to make a distribution to MGG Holdings, L.P. We anticipate that we will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units in order to redeem a number of common units from MGG Holdings, L.P. equal to the number of common units issued upon the exercise of the underwriters’ option to purchase additional common units.

On June 30, 2005, we incurred $275.0 million of indebtedness under a new term loan. This term loan bears interest at LIBOR plus 2.1%, or 5.8% at September 30, 2005, and matures on June 30, 2012. We used the net proceeds from the term loan to retire existing indebtedness, make a distribution to our owners and establish a defeasance account for certain specified future cash needs.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our restricted cash and our capitalization as of September 30, 2005:

•	on a consolidated historical basis;

•	as adjusted to give effect to (i) the distribution of our cash and cash equivalents and restricted cash to MGG Holdings, L.P., who will in turn hold a portion of the cash in escrow; (ii) our capital contribution to MMP in exchange for the amendment of MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment; and (iii) the Reimbursement Agreement; and

•	as further adjusted to reflect this offering of common units and the application of the estimated net proceeds therefrom as described in “Use of Proceeds” to repay $275.0 million of our existing indebtedness, which will result in an approximate $3.0 million write-off of debt placement fees, and to make a distribution of $196.0 million to MGG Holdings, L.P. In addition, we will unwind interest rate hedge agreements associated with this loan and distribute any resulting proceeds to MGG Holdings, L.P., which at September 30, 2005 would have been $0.6 million.

You should read our financial statements and notes that are included elsewhere in this prospectus for additional information regarding us.

	As of September 30, 2005
	Historical	As Adjusted	As Further Adjusted
	($ in millions)
Cash and Cash Equivalents:
Magellan Holdings(a)	$17.7	$—	$—
MMP	100.6	106.1	106.1

Total Cash and Cash Equivalents	$118.3	$106.1	$106.1
Restricted cash:
Magellan Holdings(b)	$22.4	$—	$—
MMP	11.7	11.7	11.7

Total Restricted Cash	$34.1	$11.7	$11.7

Total Cash	$152.4	$117.8	$117.8

Debt:
Magellan Holdings term loan	275.0	275.0	—
MMP 6.45% senior notes due 2014	249.5	249.5	249.5
MMP 5.65% senior notes due 2016	252.6	252.6	252.6
Magellan Pipeline Notes	305.4	305.4	305.4

Total Debt	$1,082.5	$1,082.5	$807.5
Minority Interests	1,401.7	1,401.7	1,401.7
Total Partners’ Capital (Deficit)	(446.6)	(481.2)	(209.8)

Total Capitalization	$2,037.6	$2,003.0	$1,999.4

(a)	Reflects accumulated cash from distributions received from MMP and cash retained to fund obligations under the PSA Indemnity. Pursuant to the Reimbursement Agreement, MGG Holdings, L.P. will escrow $8.0 million of cash and cash equivalents distributed to it by us in connection with its obligation to reimburse us for amounts we pay MMP under the PSA Indemnity.
(b)	This restricted cash will be distributed to MGG Holdings, L.P., which will retain $16.9 million in an escrow account pursuant to the Reimbursement Agreement, which obligates it to reimburse us for certain general and administrative expenses under the Reimbursement Agreement. The remainder of restricted cash will be contributed to MMP as consideration for the amendment of MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. On a pro forma basis as of September 30, 2005, after giving effect to the offering of our common units at the initial public offering price of $24.00 per common unit and the related transactions, the net tangible book value of our assets would have been $(232.8) million, or $(4.20) per common unit. Purchasers of our common units in this offering will experience immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$24.00
Pro forma net tangible book value per common unit before the offering	$(9.10)
Increase in net tangible book value per common unit attributable to new investors	4.90

Less: Pro forma net tangible book value per common unit after the offering		$(4.20)

Immediate dilution in net tangible book value per common unit to new investors		$28.20

The following table sets forth the number of units that we will issue and the total consideration contributed to us by affiliates of our general partner and the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Owned		Total Consideration Amount
	Number	Percent
			(in millions of dollars)
General partner and affiliates(1)	34,573,779	62.4%	$(481.2)
New investors	20,850,000	37.6%	$471.0

Total	55,423,779	100.0%	$(10.2)

(1)	Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 34,573,225 common units and the 0.001% general partner interest, which has a dilutive effect equivalent to 554 units.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and MMP’s business.

For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the year ended December 31, 2002, the periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003, and for the year ended December 31, 2004, our unaudited historical financial statements for the nine months ended September 30, 2004 and 2005, and our unaudited pro forma summary consolidated financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy.    Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. It is important that you understand that our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and incentive distribution rights in MMP from which we receive quarterly distributions. We currently have no operations outside of these interests in MMP. Because we believe we will have relatively low cash requirements for operating expenses and that we will finance any material capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash as described below. Because we are not subject to federal income or state tax, we expect to have more cash to distribute to you than would be the case were we subject to income tax. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.

Restrictions and Limitations on Our Ability to Change Our Cash Distribution Policy.    There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time. These restrictions include the following:

•	MMP’s distribution policy is subject to restrictions on distributions under its credit agreements. Specifically, MMP’s credit agreements contain material financial tests and covenants that it must satisfy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation— Debt of Magellan Midstream Partners, L.P.” Should MMP be unable to comply with the restrictions under its credit agreements, MMP would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated distribution policy.

•	Our general partner’s board of directors has broad discretion to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	The board of directors of MMP’s general partner has broad discretion to establish reserves for the prudent conduct of MMP’s business and for future cash distributions to MMP’s unitholders, and the establishment of those reserves could result in a reduction in cash distributions that we would otherwise anticipate receiving from MMP, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our cash distribution policy and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of our partnership agreement.

•	The amount of distributions paid under MMP’s cash distribution policy and the decision to make any distribution to its unitholders are at the discretion of MMP’s general partner, taking into consideration the terms of its partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, MMP may not make a distribution to us and we may not make a distribution if such distribution would cause liabilities to exceed the fair value of assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, principal and interest payments on any future outstanding debt, tax expenses, working capital requirements and anticipated cash needs of us or MMP and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow.    As with most other publicly traded limited partnerships, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, since our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and incentive distribution rights in MMP, our growth initially will be dependent upon MMP’s ability to increase its quarterly cash distributions. If we issue additional units or incur debt to fund acquisitions and expansion capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

MMP’s Ability to Grow is Dependent on its Access to Expansion Capital.    Consistent with the terms of its partnership agreement, MMP distributes to its partners most of the cash generated by its operations. As a result, it relies primarily upon external financing sources, including debt and equity issuances, to fund its acquisition and expansion capital expenditures. Accordingly, to the extent MMP is unable to finance growth externally, its ability to grow will likely be impaired because it distributes substantially all of its available cash. To the extent MMP issues additional units and maintains or increases its distribution level per unit, the available cash that we have to distribute to our unitholders will increase. If MMP issues additional units and is unable to maintain its distribution level, the cash that we have to distribute to our unitholders could decrease. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to MMP, which in turn may impact its distributions to us and the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution

Our Cash Distribution Policy.    Upon the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.195 per unit, or $0.78 per unit on an annualized basis. This equates to an aggregate cash distribution of approximately $10.8 million per quarter, or $43.2 million per year. We will pay our distributions within 50 days after the end of each quarter ending March, June, September and December to holders of record. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

Any distributions received by us from MMP related to periods prior to the closing of this offering will be distributed entirely to MGG Holdings, L.P. or its affiliates. In May 2006, we expect to pay a distribution to our unitholders equal to the initial quarterly distribution prorated for the portion of the quarter ending March 31, 2006 that we are public.

The following table sets forth the assumed number of outstanding common units upon the closing of this offering, assuming the full exercise of the underwriters’ option to purchase additional common units, and the aggregate distribution amounts payable on our outstanding common units during the first four quarters following the closing of this offering at our initial quarterly distribution of $0.195 per common unit, or $0.78 per common unit on an annualized basis.

	Number of Units	Distributions
		One Quarter	Four Quarters
Publicly held common units	23,977,500	$4,675,613	$18,702,450
Common units held by MGG Holdings, L.P.	31,445,725	6,131,916	24,527,666
General partner 0.001% interest(a)	554	108	432

Total	55,423,779	$10,807,637	$43,230,548

(a)	The general partner’s 0.001% interest has a dilutive effect equivalent to 554 units.

Our distributions will not be cumulative. Consequently, if we do not pay distributions on our common units with respect to any fiscal quarter at the anticipated initial quarterly distribution, our unitholders will not be entitled to receive such payments in the future.

Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to mean generally, for each fiscal quarter, cash generated from our business in excess of the amount our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

MMP’s Cash Distribution Policy.    Like us, MMP has adopted a cash distribution policy that requires it to distribute its available cash to its unitholders on a quarterly basis. Under MMP’s partnership agreement, available cash is defined to mean generally, for each fiscal quarter, cash generated from MMP’s business in excess of the amount its general partner determines is necessary or appropriate to provide for the conduct of its business, to comply with applicable law, any of its debt instruments or other agreements or to provide for future distributions to its unitholders for any one or more of the upcoming four quarters. In providing for the conduct of business, MMP’s definition of available cash in its partnership agreement also allows it to maintain reserves to provide funding for its growth opportunities. MMP makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

The following table sets forth, for the periods indicated, the amount, record date and payment date of the quarterly cash distributions MMP paid for each of its limited partner units with respect to the quarter indicated. All distributions paid by MMP to date have consisted of available cash from operating surplus under MMP’s partnership agreement. The actual cash distributions of MMP to its partners occur within 45 days after the end of such quarter. MMP has an established historical record of paying quarterly cash distributions to its partners.

	Cash Distribution History
	Per Unit	Record Date	Payment Date
2003
1st Quarter	$0.375	May 5, 2003	May 15, 2003
2nd Quarter	$0.390	August 1, 2003	August 14, 2003
3rd Quarter	$0.405	November 3, 2003	November 14, 2003
4th Quarter	$0.415	February 6, 2004	February 13, 2004

2004
1st Quarter	$0.425	May 3, 2004	May 14, 2004
2nd Quarter	$0.435	August 3, 2004	August 13, 2004
3rd Quarter	$0.445	November 2, 2004	November 12, 2004
4th Quarter	$0.456	February 8, 2005	February 14, 2005

2005
1st Quarter	$0.480	May 5, 2005	May 13, 2005
2nd Quarter	$0.498	August 3, 2005	August 12, 2005
3rd Quarter	$0.531	November 2, 2005	November 14, 2005

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distribution of $0.195 per common unit for the year ending December 31, 2006. In those sections, we assume that the underwriters have exercised their option to purchase additional common units in full. In addition, we present two tables, including:

•	“Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA,” in which we present the operating assumptions for the year ending December 31, 2006 that we believe will enable us to fully fund our expected distribution for that period; and

•	“Unaudited Pro Forma Consolidated Available Cash,” in which we present the amount of available cash we would have had for the year ended December 31, 2004 and the twelve months ended September 30, 2005, giving pro forma effect to the following transactions as if these transactions had occurred on January 1, 2004 and October 1, 2004, respectively:

°	MMP’s current quarterly cash distribution of $0.531 per limited partner unit, or $2.13 per unit on an annualized basis;

°	MMP’s acquisition of certain pipeline and terminal assets in October 2004 and related financings, and the acquisition of a marine terminal facility in September 2005;

°	the execution of the Reimbursement Agreement;

°	the execution of an amendment to MMP’s partnership agreement to restore the incentive distributions to the level in effect prior to October 2004;

°	our sale of limited partner interests in MMP, which we acquired on June 17, 2003 in connection with our purchase of MMP’s general partner;

°	MMP’s May 2004 debt refinancing and related equity offering; and

°	this offering and the application of the net proceeds, including the retirement of our debt, as described under “Use of Proceeds.”

Since we own and control MMP’s general partner, we reflect our ownership interest in MMP on a consolidated basis, which means that our financial results are combined with those of MMP and its general partner.

Our tables titled “Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA” and “Unaudited Pro Forma Consolidated Available Cash” used in this section as described below have been prepared by, and are the responsibility of, our management. Neither our independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to this information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. In addition, such tables and information were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, and were not prepared in accordance with accounting principles generally accepted in the United States of America nor were procedures applied to meet the auditing standards of the Public Company Accounting Oversight Board (United States).

Estimated Minimum Consolidated Adjusted EBITDA

In the table below titled “Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA,” we estimate that our Consolidated Adjusted EBITDA for the year ending December 31, 2006 must be no less than $259.8 million in order to permit us to fund our initial quarterly cash distribution of $0.195 per unit for each of the four quarters ending December 31, 2006. We refer to this amount as our “Estimated Minimum Consolidated Adjusted EBITDA.” This amount represents the minimum Consolidated Adjusted EBITDA required to permit distributions from MMP to us and others sufficient to allow us to pay our initial quarterly cash distribution for that period. We have estimated that if our Consolidated Adjusted EBITDA meets or exceeds this amount, we will have sufficient cash available to pay our initial cash quarterly distribution for the four quarters ending December 31, 2006, and additionally that MMP will not be restricted under its credit agreements from paying sufficient cash distributions to us to enable us to make distributions to our unitholders at that level.

The definition of “Consolidated Adjusted EBITDA” that we use in this presentation for the purpose of estimating a minimum level of cash generation required to permit us to pay our initial quarterly cash distribution differs from our definition of Consolidated EBITDA included under “Selected Historical and Pro Forma Consolidated Financial and Operating Data.” In “Selected Historical and Pro Forma Consolidated Financial and Operating Data,” we define Consolidated EBITDA as net income plus provisions for income taxes, debt prepayment premiums, write-off of unamortized debt placement fees, debt placement fee amortization, interest expense (net of interest income), minority interest expense and depreciation and amortization expense and excluding non-cash gains on derivative instruments. Our definition of “Consolidated Adjusted EBITDA” is Consolidated EBITDA (as just defined) plus cash interest income and adjusted to exclude certain non-cash items, including provisions for impairment losses, indemnified environmental expense, amortization of supply agreement liability, long-term incentive compensation expense and expense adjustments related to step-up accounting. The net effect of changes in operating accounts are not included in our definition of Consolidated Adjusted EBITDA, except as they relate to the non-cash items mentioned above. For more information on these non-cash items, please read the footnotes to the table titled “Unaudited Pro Forma Consolidated Available Cash.”

Consolidated Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flow from operating activities or any other measure of financial performance calculated in accordance with accounting principles generally accepted in the United States.

In developing our Estimated Minimum Consolidated Adjusted EBITDA, we have included estimated consolidated maintenance and expansion capital expenditures for the year ending December 31, 2006.

Maintenance capital expenditures are capital expenditures made on an ongoing basis to maintain current operations, which do not increase operating capacity or revenues from existing levels. Expansion capital expenditures consist of capital expenditures we expect to make to expand the operating capacity and revenues of our current operations.

Our estimate of $259.8 million in minimum Consolidated Adjusted EBITDA for the year ending December 31, 2006 is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of Consolidated Adjusted EBITDA needed to generate sufficient available cash to permit us to make cash distributions to our common unitholders at our initial quarterly distribution of $0.195 per common unit (or $0.78 per common unit on an annualized basis, excluding any prorating of our distribution for the first quarter of 2006). Our estimate of Consolidated Adjusted EBITDA should not be viewed as management’s projection of actual operating earnings or cash generation of us or MMP.

You should read “—Assumptions and Considerations” and the footnotes to the table below for a discussion of the material assumptions underlying our belief that we will be able to generate our Estimated Minimum Consolidated Adjusted EBITDA. These assumptions reflect our judgment of conditions we expect to exist and the course of action we expect to take. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying our Estimated Minimum Consolidated Adjusted EBITDA are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make distributions on the common units at the initial quarterly distribution, or at any level, in which event the market price of the common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our common units for the four consecutive quarters ending December 31, 2006 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such a distribution.

When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in “Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA” below.

Magellan Midstream Holdings, L.P.

Estimated Cash Available to Pay Distributions Based Upon

Estimated Minimum Consolidated Adjusted EBITDA

	Year Ending December 31, 2006
	(dollars in millions, except per unit data)
Estimated Minimum Consolidated Adjusted EBITDA(a)	$259.8
Less:
Cash interest expense(b)	(53.6)
Maintenance capital expenditures(c)	(29.0)
Expansion capital expenditures(d)	(25.0)
Distributions paid by MMP to its limited partners(e)	(141.0)
Repayments of debt principal by subsidiaries of MMP in October 2006(f)	(14.3)
Plus:
Use of cash reserves for scheduled repayment of debt principal(g)	14.3
Use of cash reserves for expansion capital expenditures(g)	25.0
Reimbursement of indemnified maintenance capital expenditures(h)	6.0
Payment from affiliate under Reimbursement Agreement(i)	1.0

Available Cash of Magellan Holdings	$43.2

Expected Cash Distributions by Magellan Holdings
Expected distribution per common unit, on an annualized basis(j)	$0.78

Distributions to our public common unitholders (based on 24.0 million units outstanding)	$18.7
Distributions to affiliates of our general partner	24.5

Total distributions(j)	$43.2

MMP Debt Covenant Ratios:
Consolidated Indebtedness / Consolidated EBITDA(k)	3.09	x
Consolidated EBITDA / Consolidated Interest Expense(k)	4.67	x

(a)	We believe that our Estimated Minimum Consolidated Adjusted EBITDA for the year ending December 31, 2006 will be not less than $259.8 million. This Estimated Minimum Consolidated Adjusted EBITDA is approximately $3.8 million less than the Pro Forma Consolidated Adjusted EBITDA we would have generated for the year ending December 31, 2004 and $37.9 million less than the Pro Forma Consolidated Adjusted EBITDA we would have generated for the twelve months ending September 30, 2005 (see “Unaudited Pro Forma Consolidated Available Cash” below). Our ability to generate this Estimated Minimum Consolidated Adjusted EBITDA is based on our current expectation that MMP’s results of operations over the year ending December 31, 2006 will not decrease significantly from that in recent periods. Please read “—Assumptions and Considerations” for detailed information regarding this expectation. Estimated Minimum Consolidated Adjusted EBITDA reflects the incremental general and administrative expenses of $2.5 million that we expect to incur as a result of our becoming a public company.
(b)

Our estimated consolidated cash interest expense assumes cash interest expense for the next four quarters will be approximately $53.6 million. Our cash interest is comprised of the following components: (i) $16.1 million of interest on MMP’s $250.0 million of 6.45% senior notes due 2014; (ii) $13.9 million of interest on MMP’s $250.0 million of 5.65% senior notes due 2016, including the impact of the associated $100.0 million fair value hedge, which effectively converts $100.0 million of the notes to floating rate debt that incurs interest at a rate of LIBOR in arrears plus 0.6% and results in a weighted average rate on the notes for the period shown of 5.6%; (iii) $23.1 million of interest on MMP’s $286.9 million of Magellan Pipeline notes due 2007, including the impact of a scheduled amortization payment of $15.1 million that occurred on October 7, 2005 and additional scheduled amortization payment of $14.3 million that will occur on October 7, 2006, and also taking into account the associated $250.0 million fair value hedge, which effectively converts $250.0 million of the notes to floating rate debt that incurs interest at a rate of LIBOR in arrears plus 3.4% and results in a weighted average on the notes for the period shown of 8.2%; and (iv) $0.4 million of unused capacity fees on MMP’s revolving credit agreement.

(c)	Reflects estimated consolidated maintenance capital expenditures of approximately $29.0 million for the year ending December 31, 2006 in comparison to $21.9 million (excluding $2.3 million of pro forma maintenance capital expenditures associated with acquired assets) and $26.7 million (excluding $0.3 million of pro forma maintenance capital expenditures associated with acquired assets) in the year ended December 31, 2004 and the twelve months ending September 30, 2005, respectively. The increase in expected consolidated maintenance capital expenditures for the year ending December 31, 2006, primarily reflects higher environmental maintenance capital expenditures for MMP, $6.0 million of which are covered under environmental indemnifications (see (h) below).
(d)	Reflects anticipated expenditures of $25.0 million by MMP for expansion capital for the year ending December 31, 2006, as compared to $80.0 million and $58.7 million in the year ended December 31, 2004 and twelve months ended September 30, 2005, respectively (excluding transactions assumed to have occurred on January 1, 2004—see note (l) to “Unaudited Pro Forma Consolidated Available Cash”). The estimated expansion capital expenditures for the year ending December 31, 2006 relate primarily to already identified growth projects on MMP’s existing assets. We have not assumed any EBITDA contribution from these expansion capital expenditures in our Estimated Minimum Consolidated Adjusted EBITDA.
(e)	Reflects cash distributions from MMP on its limited partner units, based on 66.4 million limited partner units outstanding and the most recently announced distribution of $0.531 per limited partner unit for each quarter during the year ending December 31, 2006, or $2.13 on an annualized basis.
(f)	Reflects $14.3 million scheduled principal repayment of MMP’s Magellan Pipeline notes on October 7, 2006 (see note (g) below).
(g)	Reflects use of cash reserves by MMP to fund (i) the scheduled $14.3 million principal repayment of MMP’s Magellan Pipeline notes on October 7, 2006 and (ii) $25.0 million of expansion capital expenditures for the year ending December 31, 2006. As of September 30, 2005, MMP had a cash balance of $100.5 million, and we believe MMP’s cash balance will be not less than $39.3 million as of December 31, 2005.
(h)	Reflects reimbursement for environmental maintenance capital expenditures that are covered under the Reimbursement Agreement or our indemnification settlement with Williams. Under the Reimbursement Agreement, MGG Holdings, L.P. will reimburse us for amounts incurred under the PSA Indemnity as those expenditures are incurred. Our indemnification settlement with Williams provides for a $20.0 million payment to us on July 1, 2006, which we will in turn contribute to MMP. Only that portion of the settlement payment from Williams that specifically relates to covered environmental maintenance capital expenditures that occur during the year ending December 31, 2006 are reflected in this table.
(i)	Reflects payment from MGG Holdings, L.P. pursuant to the Reimbursement Agreement to reimburse us for estimated amounts to be paid to MMP under the G&A Cap Agreement.
(j)	Does not reflect any prorating of our distribution for the first quarter of 2006.
(k)

MMP’s revolving credit agreement requires that, on the last day of each of MMP’s fiscal quarters, the ratio of MMP’s Consolidated Indebtedness (as defined in the credit agreement) to MMP’s Consolidated EBITDA (as defined in the credit agreement) be no greater than 4.5 to 1. In addition, the revolving credit agreement requires that the ratio of MMP’s Consolidated EBITDA to MMP’s Consolidated Interest Expense (as defined in the credit agreement) must not be less than 2.5 to 1. The definition of “Indebtedness” in the revolving credit agreement incorporates the principal value of MMP’s debt outstanding, as opposed to the fair value reflected on MMP’s balance sheet, as well as outstanding letters of credit, of which we have included $1.1 million for the purposes of this table. The definition of “Consolidated EBITDA” in MMP’s revolving credit agreement does not permit any adjustment to EBITDA for non-cash long-term incentive compensation expense. Accordingly, we have reduced Estimated Minimum Consolidated Adjusted EBITDA for estimated non-cash long-term incentive compensation expense for purposes of calculating the ratios shown in this table.

Assumptions and Considerations

We believe that our general partner interest and incentive distribution rights in MMP will generate sufficient cash flow to enable us to pay our initial quarterly distribution of $0.195 per unit on all of our outstanding units for each of the four quarters ending December 31, 2006. Our belief is based on a number of current assumptions that we believe to be reasonable over the next four quarters. While we believe that these assumptions are generally consistent with the actual performance of MMP and are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our units for each quarter through December 31, 2006 should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus.

We base our Estimated Minimum Consolidated Adjusted EBITDA on the following significant assumptions:

•	MMP will pay a quarterly cash distribution of $0.531 per MMP common unit for each of the four quarters in the four-quarter period ending December 31, 2006, which quarterly distribution amount is equal to the most recently declared cash distribution of $0.531 per MMP common unit for the quarter ended September 30, 2005, and MMP has 66.4 million limited partner units outstanding. As a result, we estimate that the amount of cash distributions that we receive from MMP will be $45.7 million during this period. This $45.7 million amount assumes that, contemporaneously with the closing of this offering, MMP’s general partner amends MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

•	MMP will ship a minimum of 294.9 million barrels of petroleum products through its petroleum products pipeline system at an average rate of not less than $1.04 per barrel shipped for the year ending December 31, 2006, as compared to the historical 255.0 million barrels shipped at an average rate of $1.00 per barrel during the year ended December 31, 2004 and historical 294.9 million barrels shipped at an average rate of $1.04 per barrel during the twelve months ended September 30, 2005.

•	MMP will lease a minimum of 18.5 million barrels of storage capacity per month at its marine terminals for the year ending December 31, 2006, as compared to the historical 16.4 million barrels of storage capacity leased per month during the year ended December 31, 2004 and 16.7 million barrels of storage capacity leased per month during the twelve months ended September 30, 2005 (before giving effect to the terminal acquisition completed in September 2005, which added 1.8 million barrels per month of leased storage capacity). The rates for the marine terminals for the year ended December 31, 2006 will remain the same as those for the twelve months ended September 30, 2005.

•	MMP will have a minimum throughput of 110.8 million barrels at its inland terminals for the year ending December 31, 2006, as compared to the historical 101.2 million barrels throughput during the year ended December 31, 2004 and historical 110.8 million barrels throughput during the twelve months ended September 30, 2005. The rates for the inland terminals for the year ended December 31, 2006 will remain the same for the twelve months ended September 30, 2005.

•

MMP will ship not less than the contractual minimum of 525 thousand tons of ammonia on its ammonia pipeline system for the year ending December 31, 2006, as compared to the historical 765 thousand tons shipped during the year ended December 31, 2004 and historical 700 thousand tons shipped during the twelve months ended September 30, 2005. The rates for the ammonia pipeline system for the year ended December 31, 2006 are based on the contracts effective July 1, 2005.

•	MMP will realize product revenues net of product purchases of not less than $26.4 million for the year ending December 31, 2006, as compared to the historical product revenues net of product purchases of $20.8 million during the year ended December 31, 2004 and $45.8 million during the twelve months ended September 30, 2005.

•	MMP’s operating and general and administrative expenses before adding back non-cash items will be $240.4 million and $62.1 million, respectively, for the year ending December 31, 2006, as compared to historical operating and general and administrative expenses before adding back non-cash items of $179.5 million and $54.5 million, respectively, for the year ended December 31, 2004 and $221.0 million and $60.3 million, respectively, for the twelve months ended September 30, 2005. For more information on these non-cash items, please read the footnotes to the table titled “Unaudited Pro Forma Consolidated Available Cash.”

•	MMP will realize operating margin before adding back non-cash items of not less than $223.6 million from its petroleum products pipeline system, $66.6 million from its petroleum products terminals and $2.2 million from its ammonia pipeline system for the year ending December 31, 2006, as compared to operating margins, before adding back non-cash items, of $192.8 million from its petroleum products pipeline system, $58.5 million from its petroleum products terminals and $7.3 million from its ammonia pipeline system for the year ended December 31, 2004 and operating margins, before adding back non-cash items, of $248.7 million from its petroleum products pipeline system, $66.4 million from its petroleum products terminals and $3.4 million from its ammonia pipeline system for the twelve months ended September 30, 2005. Non-cash items included in operating margin include provisions for impairment losses, indemnified environmental expense, amortization of supply agreement, deferred revenue and long-term incentive compensation expense.

•	MMP’s maintenance capital expenditures will not exceed $29.0 million for the year ending December 31, 2006, as compared to maintenance capital expenditures of $24.2 million on a pro forma basis for the year ended December 31, 2004 and $27.0 million for the twelve months ended September 30, 2005.

•	MMP’s expansion capital expenditures will not exceed $25.0 million for the year ending December 31, 2006, as compared to expansion capital expenditures of $80.0 million on a pro forma basis for the year ended December 31, 2004 and $58.7 million on a pro forma basis for the twelve months ended September 30, 2005.

•	We will reimburse MMP pursuant to the G&A Cap Agreement for certain general and administrative expenses and MGG Holdings, L.P. will reimburse us for such payments under the Reimbursement Agreement.

•	Williams will make an indemnification settlement payment to us of $20.0 million on July 1, 2006, as scheduled, which we will in turn contribute to MMP. Of this amount, we have assumed that we will use up to $6.0 million for indemnified maintenance capital expenditures.

•	MMP will remain in compliance with the financial covenants in its existing and future debt agreements and its ability to pay distributions to us will not be encumbered.

•	The benchmark interest rate paid by MMP on its floating-rate debt will not exceed 4.75% on average during the period, and our consolidated cash interest expense will not exceed approximately $53.6 million for the year ending December 31, 2006.

•	Our incremental general and administrative expenses associated with being a public company will not exceed $2.5 million for the year ending December 31, 2006.

•	There will not be any new federal, state or local regulation of portions of the energy industry in which MMP operates, or an interpretation of existing regulation, that will be materially adverse to our or MMP’s business.

•	There will not be any major adverse change in the portions of the energy industry in which MMP operates resulting from supply or production disruptions, reduced demand for our products or services or from significant changes in the market prices of petroleum products or crude oil.

•	Market, regulatory, insurance and overall economic conditions will not change substantially.

We cannot assure you that any of the assumptions summarized above, or any other assumptions upon which Estimated Minimum Consolidated Adjusted EBITDA is based, will prove to be correct. If the assumptions are incorrect, we may not have sufficient cash to make the contemplated distributions.

Unaudited Pro Forma Consolidated Available Cash

If we had completed the transactions contemplated in this prospectus on January 1, 2004, pro forma available cash generated during the year ended December 31, 2004 would have been approximately $56.0 million and our pro forma available cash for the twelve months ended September 30, 2005 would have been approximately $82.0 million. These amounts would have been more than sufficient to pay the full initial quarterly distribution amount of $43.2 million on all our common units and general partner interest for the year ended December 31, 2004 and the twelve months ending September 30, 2005.

The following table illustrates, on a pro forma basis, for our year ended December 31, 2004 and for the twelve months ended September 30, 2005, the amount of available cash that would have been available for distributions to our unitholders, assuming in each case that this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Unaudited Pro Forma Consolidated Available Cash

Year Ended December 31, 2004	Twelve Months Ended September 30, 2005
($ in millions, except per unit amounts)
Net Cash Provided by Operating Activities(a)	$222.0	$260.3
Plus:
Interest expense(b)	42.3	59.2
Earnings of equity investee(c)	1.6	2.9
Gain on interest rate hedge(d)	1.0	—
Less:
Distributions received from equity investee(e)	(1.6)	(3.7)
Interest income	(5.6)	(9.0)
Non-cash provisions for impairment losses(f)	(7.2)	(15.0)
Net effect of changes in operating accounts(g)	(44.2)	(31.7)

Consolidated EBITDA	$208.3	$263.0
Less:
Additional expense of being a public company(h)	(2.5)	(2.5)
Non-cash Magellan Holdings income statement adjustment due to step-up accounting(i)	(2.8)	(5.1)
Non-cash amortization of supply agreement liability(j)	(0.9)	(3.2)
Plus:
Pro forma acquisition adjustment to Consolidated EBITDA(k)	37.3	4.7
Pro forma gain on interest rate hedge(d)	—	0.6
Cash interest income(l)	2.7	4.7
Non-cash provisions for impairment losses(f)	7.2	15.0
Non-cash long-term incentive compensation expense(m)	5.7	9.3
Indemnified environmental expenses(n)	1.4	7.9
Contributions from affiliate to reimburse certain general and administrative expenses(o)	6.4	3.3
Reimbursements from affiliate for transition expenses(p)	0.8	—

Pro Forma Consolidated Adjusted EBITDA	$263.6	$297.7
Less:
Interest expense(q)	(46.0)	(51.6)
Earnings of equity investee(c)	(1.6)	(2.9)
Maintenance capital expenditures(r)	(24.2)	(27.0)
Expansion capital expenditures(s)	(80.0)	(58.7)
Distributions paid by MMP to its limited partners(t)	(141.0)	(141.0)
Plus:
Distributions received from equity investee(d)	1.6	3.7
Reimbursements of indemnified maintenance capital expenditures(n)	3.6	3.1
Use of cash reserves to fund expansion capital projects(u)	80.0	58.7

Pro Forma Consolidated Available Cash at Magellan Holdings	$56.0	$82.0

Expected Cash Distributions:
Expected Distribution per unit, on an annualized basis	$0.78	$0.78

Distributions paid to public common unitholders (based on 24.0 million units outstanding)	$18.7	$18.7
Distributions paid to affiliates of our general partner	24.5	24.5

Total Distributions	$43.2	$43.2

Excess Pro Forma Consolidated Available Cash over our expected cash distributions	$12.8	$38.8

MMP Debt Covenant Ratios:
Consolidated Indebtedness / Consolidated EBITDA(v)	3.11	x	2.78	x
Consolidated EBITDA / Consolidated Interest(v)	5.61	x	5.59	x

(a)	Reflects historical cash provided by operating activities, derived from our historical consolidated financial statements for the periods indicated, without giving pro forma effect to the transactions described in footnote (l) and other adjustments explained in the notes below.
(b)	Reflects historical consolidated interest expense, including that of MMP and its subsidiaries. The increase in the historical amounts is attributable to higher average LIBOR rates for the twelve months ending September 30, 2005 than during the year ended December 31, 2004, as well as to higher average debt outstanding primarily as a result of the financing of the October 2004 acquisition of certain pipeline and terminal assets.
(c)	Reflects the historical earnings on MMP’s equity investment in Osage Pipeline.
(d)	Reflects gains on the settlement of the ineffective portions of interest rate hedges. The pro forma amount reflected for the twelve months ended September 30, 2005 gives effect to the unwinding of interest rate hedges associated with the term loan that we will repay with the proceeds of this offering.
(e)	Reflects historical distributions MMP received from Osage Pipeline.
(f)	Reflects non-cash asset impairment charges related to asset retirements.
(g)	Reflects historical consolidated changes in operating accounts, which are generally the result of timing of cash receipts from sales and cash payments for purchases and other expenses near the end of each period.
(h)	Reflects an adjustment for $2.5 million in estimated incremental annual general and administrative expenses associated with being a public company, including, among other things, incremental accounting and audit fees, director and officer liability insurance and other miscellaneous expenses.
(i)	Reflects an adjustment to exclude non-cash reductions to our consolidated expenses that result from the step-up in basis of certain assets and liabilities of MMP at the time of our acquisition of interests in MMP. These adjustments have no cash impact and therefore are excluded from the calculation of our Pro Forma Consolidated Adjusted EBITDA.
(j)	Reflects an adjustment to remove non-cash amortization of the fair value of a supply agreement MMP assumed in connection with its acquisition of certain pipeline and terminal assets in October 2004. At the time of the assumption of that agreement, we believed the terms of that agreement to be at significantly below-market rates, and as a result recognized the fair value of the supply agreement as an increase in the recorded book value of the assets acquired with an offsetting liability. This liability is being amortized over the life of the supply agreement, which results in a non-cash adjustment to revenue.
(k)	Reflects pro forma adjustments for MMP’s acquisition of certain pipeline and terminal assets in October 2004 and MMP’s acquisition of the Delaware marine terminal in September 2005. Our consolidated historical results of operations for the periods shown do not reflect the results of operations from those assets prior to MMP’s acquisition of them. We have included the results of operations from these assets in our results on a pro forma basis as if they were acquired on January 1, 2004. We have based our pro forma assumptions on unaudited information obtained from the seller of these assets. Reflects the issuance of equity and debt, and the related distributions and interest expense, associated with MMP’s financing of certain pipeline and terminal assets acquired in October 2004.
(l)	Reflects historical interest income as adjusted to remove certain non-cash interest income. At the time of our indemnification settlement with Williams, we recorded a receivable equal to the discounted value of the future cash payments to be received from Williams less the amount of previously recognized environmental receivables from Williams. The difference between the discounted and undiscounted amounts of those future cash payments from Williams is being recognized over time as interest income and an accretion of our receivable from Williams.
(m)	Reflects non-cash long-term incentive compensation expense. We assume that this expense will be funded by issuance of additional units by MMP, the issuance of which is not reflected in this presentation.
(n)	Reflects environmental expenses and indemnified maintenance capital expenditures which were covered by the PSA Indemnity or the indemnification settlement with Williams. We are obligated to make a capital contribution to MMP for certain environmental expenses and maintenance capital expenditures under the PSA Indemnity. Contemporaneously with the closing of this offering, MGG Holdings, L.P. will agree to reimburse us for any such payments we make to MMP under the PSA Indemnity. Williams made a $35.0 million payment to us on July 1, 2004 and a $27.5 million payment to us on July 1, 2005 as part of our May 2004 indemnification settlement with them. We in turn made contributions to MMP for these same amounts. Only the portion of these payments from Williams required to reimburse MMP for environmental expenses or related maintenance capital expenditures incurred during the periods shown are reflected in the calculation of pro forma available cash.

(o)	Reflects capital contribution from MGG Holdings, L.P. to reimburse us for certain general and administrative expenses that we paid to MMP pursuant to an omnibus agreement, which will be replaced with the G&A Cap Agreement.
(p)	Reflects transition costs related to our 2003 acquisition of limited partner interests in MMP, MMP’s general partner and the incentive distribution rights in MMP.
(q)	Reflects pro forma cash interest payments including pro forma effects for the repayment and refinancing of debt by MMP in May 2004 and the issuance of debt by MMP in October 2004 in connection with the acquisition of certain pipeline and terminal assets. Also reflects the retirement of our debt using the proceeds of this offering. In calculating pro forma cash interest payments for the periods shown, we have adjusted historical consolidated interest expense to reflect all of these transactions on a pro forma basis as if they had occurred on January 1, 2004. Pro forma cash interest for the periods shown is comprised of the following components: (i) $16.1 million of interest on MMP’s $250.0 million of 6.45% senior notes due 2014 for both the year ended December 31, 2004 and the twelve months ended September 30, 2005; (ii) $11.3 million and $12.9 million of interest on MMP’s $250.0 million of 5.65% senior notes due 2016 for the year ended December 31, 2004 and the twelve months ended September 30, 2004, respectively, including the impact of the associated $100.0 million fair value hedge, which effectively converts $100.0 million of the notes to floating rate debt that incurs interest at a rate of LIBOR in arrears plus 0.6% and results in a pro forma weighted average rate on these notes of 4.5% for the year ended December 31, 2004 and 5.2% for the twelve months ended September 30, 2005; (iii) $18.1 million and $22.1 million of interest on MMP’s $302.0 million of Magellan Pipeline notes due 2007 for the year ended December 31, 2004 and twelve months ended September 30, 2005, respectively, including the impact of the associated $250.0 million fair value hedge, which effectively converts $250.0 million of the notes to floating rate debt that incurs interest at a rate of LIBOR in arrears plus 3.4% and results in a pro forma weighted average on these notes of 6.0% for the year ended December 31, 2004 and 7.3% for the twelve months ended September 30, 2005; and (iv) $0.4 million of unused capacity fees on MMP’s revolving credit agreement for both the year ended December 31, 2004 and twelve months ended September 30, 2005.
(r)	Reflects pro forma maintenance capital expenditures. The amount shown for the year ended December 31, 2004 equals actual historical maintenance capital expenditures and $2.3 million of pro forma maintenance capital expenditures for certain pipeline and terminal assets acquired in October 2004 and the Delaware marine terminal acquired in September 2005. The amount shown for the twelve months ended September 30, 2005 includes actual historical maintenance capital expenditures for that period and $0.3 million of pro forma maintenance capital for the Delaware marine terminal acquired in September 2005.
(s)	Reflects historical outlays for expansion capital expenditures, including acquisitions and organic expansion projects, during the periods presented, excluding the acquisition of certain pipeline and terminal assets in October 2004 and the acquisition of the Delaware marine terminal in September 2005, which transactions are assumed for pro forma purposes to have occurred on January 1, 2004.
(t)	Reflects pro forma cash distributions by MMP to its limited partners. This amount assumes that 66.4 million common units of MMP were outstanding throughout the periods presented and that MMP’s distribution rate during the periods shown was $2.13 per limited partner unit on an annualized basis.
(u)	Reflects cash reserves used to finance expansion capital projects during the periods shown.
(v)	MMP’s revolving credit agreement requires that, on the last day of each of MMP’s fiscal quarters, the ratio of MMP’s Consolidated Indebtedness (as defined in the credit agreement) to MMP’s Consolidated EBITDA (as defined in the credit agreement) be no greater than 4.5 to 1. In addition, this agreement requires that the ratio of MMP’s Consolidated EBITDA to MMP’s Consolidated Interest Expense (as defined in the credit agreement) must not be less than 2.5 to 1. MMP was in compliance with these covenants for the year ended December 31, 2004 and for the twelve months ended September 30, 2005 and there were no restrictions on its cash distributions during these periods. The definition of “Indebtedness” in the revolving credit agreement incorporates the principal value of MMP’s debt outstanding, as opposed to the fair value reflected on MMP’s balance sheet, as well as outstanding letters of credit, of which we have included $1.1 million for the purposes of this table. The definition of “Consolidated EBITDA” in MMP’s revolving credit agreement does not permit any adjustment to EBITDA for non-cash long-term incentive compensation expense. Accordingly, we have reduced Estimated Minimum Consolidated Adjusted EBITDA for estimated non-cash long-term incentive compensation expense for purposes of calculating the ratios shown in this table.

Our Sources of Distributable Cash

Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and incentive distribution rights in MMP. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of MMP to make distributions in respect of that interest and those rights. The actual amount of cash that MMP will have available for distribution will primarily depend on the amount of cash it generates from its operations. The actual amount of this cash will fluctuate from quarter to quarter based on certain factors, including:

•	the level of capital expenditures MMP makes;

•	the availability, if any, and cost of acquisitions;

•	debt service requirements;

•	fluctuations in working capital needs;

•	MMP’s ability to borrow under its revolving credit agreement to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by MMP’s general partner in its discretion for the proper conduct of its business.

Cash Distributions on MMP’s Incentive Distribution Rights.    The incentive distribution rights represent our right to receive an increasing percentage of MMP’s quarterly distributions of available cash from operating surplus after MMP has made cash distributions in excess of its first target distribution level. The table set forth below illustrates the percentage allocations of distributions among the owners of MMP, including us, at the target distribution levels contained in MMP’s partnership agreement. This information assumes that we continue to own a 2% general partner interest in MMP and 100% of the incentive distribution rights of MMP.

The percentage interests shown for us and the other MMP unitholders for the minimum quarterly distribution amounts are also applicable to distribution amounts that are less than the minimum quarterly distribution. The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from MMP as total distributions from MMP increase and are not intended to represent a prediction of future performance.

MMP Quarterly Distribution Per Unit	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
		General Partner Interest	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

For a further description of MMP’s cash distribution policy, please read “—MMP’s Cash Distribution Policy.”

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Our partnership agreement requires that, within 50 days after the end of each quarter beginning with the quarter ending March 31, 2006, we distribute all of our available cash to the holders of record of our common units on the applicable record date.

Definition of Available Cash

Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves necessary or appropriate, as determined in good faith by our general partner, to:

°	satisfy general, administrative and other expenses and debt service requirements;

°	permit Magellan GP, LLC to make capital contributions to MMP if we choose to maintain our 2% general partner interest upon the issuance of additional partnership securities by MMP;

°	comply with applicable law or any debt instrument or other agreement;

°	provide funds for distributions to unitholders and our general partner in respect of any one or more of the next four quarters; and

°	otherwise provide for the proper conduct of our business;

•	plus all cash on hand immediately prior to the date of the distribution of available cash for the quarter.

General Partner Interest

As of the date of this offering, our general partner will be entitled to 0.001% of all distributions that we make prior to our liquidation. The general partner’s interest in these distributions will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.001% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Distributions of Cash upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders and our general partner in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables show selected historical consolidated and pro forma financial data for Magellan Midstream Holdings, L.P., in each case for the periods and as of the dates indicated. The selected historical consolidated statement of operations and cash flow data for the years ended December 31, 2000, 2001, 2002, the periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003 and the year ended December 31, 2004 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements. The statement of operations, balance sheet and cash flow data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which we consider necessary for fair presentation of the financial position and results of operations for these periods.

We have derived the summary selected historical financial data from our current and historical audited consolidated financial statements and related notes. Our financial statements consolidate MMP and its general partner, Magellan GP, LLC, which is a wholly-owned subsidiary of ours. Due to the April 2002 acquisition of Magellan Pipeline Company, LLC, or Magellan Pipeline, our consolidated financial statements and notes have been adjusted to reflect the results of operations, financial position and cash flows of Magellan Pipeline on a combined basis throughout the periods presented. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto. All other amounts have been prepared from our financial records. Information concerning significant trends in the financial condition and results of operations is contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by MMP, and our cash flows primarily consist of distributions from MMP on the partnership interest we own. Accordingly, the selected historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of MMP. Since we own and control MMP’s general partner, we reflect our ownership interest in MMP on a consolidated basis, which means that our financial results are combined with those of MMP and its general partner.

The unaudited pro forma summary statement of income for the nine months ended September 30, 2004 and 2005 and for the year ended December 31, 2004 reflect our consolidated historical operating results as adjusted for the following transactions as if these transactions had occurred on January 1, 2004:

•	our sale of limited partner interests in MMP, which we acquired on June 17, 2003 in connection with our purchase of MMP’s general partner; and

•	this offering and the application of the net proceeds, including the retirement of our debt, as described under “Use of Proceeds.”

The unaudited pro forma summary balance sheet data as of September 30, 2005 reflects our consolidated historical financial position as adjusted for the following transactions as if these transactions occurred on September 30, 2005:

•	the execution of the Reimbursement Agreement;

•	the amendment to MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment to MMP’s partnership agreement;

•	the distribution of our cash prior to the closing of this offering to MGG Holdings, L.P.; and

•	this offering and the application of the net proceeds, including the retirement of our debt, as described under “Use of Proceeds.”

For a description of all of the assumptions used in preparing the unaudited pro forma summary financial and operating data, you should read the notes to our pro forma financial statements. The pro forma financial and operating data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

We define EBITDA, a non-generally accepted accounting principles measure presented in the following schedules as net income plus provision for income taxes, debt prepayment premiums, write-off of unamortized debt placement fees, debt placement fee amortization, interest expense (net of interest income), minority interest expense and depreciation and amortization and excluding non-cash gains on derivative instruments. EBITDA should not be considered an alternative to net income, operating profit, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles (“GAAP”). Because EBITDA excludes some items that affect net income and these items may vary among other companies, the EBITDA data presented may not be comparable to similarly titled measures of other companies. Our management uses EBITDA as a performance measure to assess the viability of projects and to determine overall rates of return on alternative investment opportunities. A reconciliation of EBITDA to net income, the nearest comparable GAAP measure, is included in the following schedules.

In addition to EBITDA, the non-GAAP measure of operating margin (in the aggregate and by segment) is presented in the following tables. We compute the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, is included in the following tables. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of operating margin to operating profit. We believe that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of our core operations. This measure forms the basis of our internal financial reporting and is used by management in deciding how to allocate capital resources between segments. Operating profit, alternatively, includes expense items such as depreciation and amortization and general and administrative costs, that management does not consider when evaluating the core profitability of an operation.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the consolidated financial statements and the accompanying notes included in this prospectus. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for our entire fiscal year ending December 31, 2005. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor				Magellan Midstream Holdings, L.P. (Successor) - Historical
	Year Ended December 31,			January 1, 2003 Through June 17, 2003	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
	2000	2001	2002				2004	2005
							unaudited
	($ in thousands)
Income Statement Data:
Transportation and terminals revenues	$318,121	$340,894	$363,740	$168,759	$200,898	$419,102	$296,305	$370,272
Product sales revenues	106,873	106,687	70,527	42,482	69,830	275,784	137,234	457,089
Affiliate construction and management fee revenues	1,852	1,018	210	—	—	488	325	501

Total revenues	426,846	448,599	434,477	211,241	270,728	695,374	433,864	827,862
Operating expenses including environmental expenses net of indemnifications	144,899	160,880	155,146	66,885	94,022	180,422	128,317	169,539
Product purchases	94,141	95,268	63,982	38,129	61,837	254,944	119,913	413,313
Equity earnings	—	—	—	—	—	(1,602)	(981)	(2,231)
Affiliate construction expenses	1,025	—	—	—	—	—	—	—

Operating margin	186,781	192,451	215,349	106,227	114,869	261,610	186,615	247,241
Depreciation and amortization expense	31,746	35,767	35,096	16,936	26,821	57,196	40,422	52,910
General and administrative expense	51,206	47,365	43,182	23,126	30,747	54,240	40,495	46,040

Operating profit	103,829	109,319	137,071	66,165	57,301	150,174	105,698	148,291
Interest expense, net	25,329	12,113	21,758	15,749	24,438	36,734	24,518	37,938
Debt prepayment premium	—	—	—	—	—	12,666	12,666	—
Write-off of unamortized debt placement fees	—	—	—	—	1,349	9,820	6,059	3,551
Debt placement fee amortization	—	253	9,950	1,219	1,742	2,568	2,287	1,661
Other (income) expense, net	(816)	(431)	(2,112)	—	(92)	(949)	(989)	(1,104)
Minority interest expense	—	7,075	37,975	21,092	20,879	69,632	45,529	95,513

Income before income taxes	79,316	90,309	69,500	28,105	8,985	19,703	15,628	10,732
Provision for income taxes(a)	30,414	29,512	8,322	—	—	—	—	—

Net income	$48,902	$60,797	$61,178	$28,105	$8,985	$19,703	$15,628	$10,732

Balance Sheet Data (at period end):
Working capital (deficit)	$17,828	$(1,860)	$47,306	—	$91,483	$73,140	$197,531	$96,806
Total assets	1,050,159	1,105,382	1,121,817	—	1,691,707	2,282,704	1,806,588	2,328,772
Long-term debt	—	139,500	570,000	—	746,942	1,062,470	665,935	1,082,516
Affiliate long-term note payable(b)	432,957	138,172	—	—	—	—	—	—
Partners’ capital (deficit)					189,571	(43,115)	159,355	(446,585)
Owner’s equity	388,503	497,857	111,589

Other Data:
Operating margin:
Petroleum products pipeline system	$147,778	$143,711	$163,233	$77,747	$86,278	$192,909	$134,002	$190,286
Petroleum products terminals	31,286	38,240	43,844	25,860	22,124	58,362	43,363	51,405
Ammonia pipeline system	7,717	10,500	8,272	2,620	5,594	7,310	7,022	3,083
Allocated partnership depreciation costs(c)					873	3,029	2,228	2,467

Operating margin	$186,781	$192,451	$215,349	$106,227	$114,869	$261,610	$186,615	$247,241

	Predecessor				Magellan Midstream Holdings, L.P. (Successor) - Historical
	Year Ended December 31,			January 1, 2003 Through June 17, 2003	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
	2000	2001	2002				2004	2005
	($ in thousands, except operating statistics)
EBITDA:
Net income	$48,902	$60,797	$61,178	$28,105	$8,985	$19,703	$15,628	$10,732
Provision for income taxes(a)	30,414	29,512	8,322	—	—	—	—	—
Minority interest expense	—	7,075	37,975	21,092	20,879	69,632	45,529	95,513
Debt prepayment premium	—	—	—	—	—	12,666	12,666	—
Gain on derivative instrument	—	—	—	—	—	—	—	(594)
Write-off of unamortized debt placement fees	—	—	—	—	1,349	9,820	6,059	3,551
Debt placement fee amortization	—	253	9,950	1,219	1,742	2,568	2,287	1,661
Interest expense, net	25,329	12,113	21,758	15,749	24,438	36,734	24,518	37,938
Depreciation and amortization	31,746	35,767	35,096	16,936	26,821	57,196	40,422	52,910

EBITDA	$136,391	$145,517	$174,279	$83,101	$84,214	$208,319	$147,109	$201,711

Operating Statistics:
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.891	$0.908	$0.949	$0.983	$0.975	$0.997	$0.974	$1.035
Transportation barrels shipped (millions)	229.1	236.1	234.6	103.0	127.8	255.0	182.1	222.0
Petroleum products terminals:
Marine terminal average storage capacity utilized per month (million barrels)(d)	14.7	15.7	16.2	15.6	14.9	16.4	15.7	18.5
Marine terminal throughput (million barrels)	3.7	11.5	20.5	9.9	12.3	28.9	17.0	37.4
Inland terminal throughput (million barrels)	56.1	56.7	57.3	26.0	35.2	101.2	74.1	83.6
Ammonia pipeline system:
Volume shipped (thousand tons)	713	763	712	209	405	765	552	487

(a)	Prior to MMP’s initial public offering on February 9, 2001, its petroleum products terminals and ammonia pipeline system operations were subject to income taxes. Prior to MMP’s acquisition of Magellan Pipeline on April 11, 2002, Magellan Pipeline was subject to income taxes. Because MMP and Magellan GP, LLC were both considered partnerships for federal and state income tax purposes, Magellan Pipeline was no longer subject to income taxes after its acquisition by MMP.
(b)	In 2001, the affiliate note payable associated with the petroleum products terminals operations was contributed to MMP as a capital contribution by an affiliate of Williams. At the closing of MMP’s acquisition of Magellan Pipeline, its affiliate note payable was also contributed to MMP as a capital contribution by an affiliate of Williams.
(c)	During 2003, certain assets were contributed to MMP and were recorded as property, plant and equipment at the partnership level and not at the segment level. Prior to 2003 all property, plant and equipment was recorded at the segment level. The associated depreciation expense was charged to MMP’s various business segments, which in turn, recognized these allocated costs as operating expenses. Consequently, segment operating margins were reduced by these costs.
(d)	For the year ended December 31, 2004, represents the average storage capacity utilized for the three months that MMP owned its East Houston, Texas facility (0.6 million barrels) and the average storage capacity utilized for the full year at MMP’s other marine terminals (15.8 million barrels). For the nine months ended September 30, 2005, represents the average monthly storage capacity utilized for MMP’s Gulf Coast and New Haven terminals (16.7 million barrels) and the average storage capacity utilized for the month that MMP owned its Delaware terminal (1.8 million barrels).

	(Unaudited)
	Magellan Midstream Holdings, L.P.
	Pro Forma(a)
	Year Ended December 31, 2004	Nine Months Ended September 30,
		2004	2005
	($ in thousands, except per unit amounts and operating statistics)
Income Statement Data:
Transportation and terminals revenues	$419,102	$296,305	$370,272
Product sales revenues	275,784	137,234	457,089
Affiliate construction and management fee revenues	488	325	501

Total revenues	695,374	433,864	827,862
Operating expenses including environmental expenses net of indemnifications	180,422	128,317	169,539
Product purchases	254,944	119,913	413,313
Equity earnings	(1,602)	(981)	(2,231)

Operating margin	261,610	186,615	247,241
Depreciation and amortization expense	57,196	40,422	52,910
General and administrative expense	56,740	42,370	47,915

Operating profit	147,674	103,823	146,416
Interest expense, net	29,221	19,339	29,306
Debt prepayment premium	12,666	12,666	—
Write-off of unamortized debt placement fees	3,508	3,020	—
Debt placement fee amortization	1,974	1,819	1,624
Other (income) expense, net	(949)	(989)	(510)
Minority interest expense(b)	94,529	64,672	101,787

Net income	$6,725	$3,296	$14,209

Net income per limited partner unit	$0.12	$0.06	$0.26

Weighted average number of limited partner units outstanding	55,424	55,424	55,424

Balance Sheet Data:
Working capital	—	—	$61,550
Total assets	—	—	2,290,556
Long-term debt	—	—	807,516
Partners’ capital (deficit)	—	—	(209,801)

Other Data:
Operating margin:
Petroleum products pipeline system	$192,909	$134,002	$190,286
Petroleum products terminals	58,362	43,363	51,405
Ammonia pipeline system	7,310	7,022	3,083
Allocated partnership depreciation costs(c)	3,029	2,228	2,467

Operating margin	$261,610	$186,615	$247,241

EBITDA:
Net income	6,725	3,296	14,209
Minority interest expense	94,529	64,672	101,787
Debt prepayment premium	12,666	12,666	—
Write-off of unamortized debt placement fees	3,508	3,020	—
Debt placement fee amortization	1,974	1,819	1,624
Interest expense, net	29,221	19,339	29,306
Depreciation and amortization	57,196	40,422	52,910

EBITDA	$205,819	$145,234	$199,836

Operating Statistics:
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.997	$0.974	$1.035
Transportation barrels shipped (millions)	255.0	182.1	222.0
Petroleum products terminals:
Marine terminal average storage capacity utilized per month (million barrels)(d)	16.4	15.7	18.5
Marine terminal throughput (million barrels)	28.9	17.0	37.4
Inland terminal throughput (million barrels)	101.2	74.1	83.6
Ammonia pipeline system:
Volume shipped (thousand tons)	765	552	487

(a)	The pro forma income statements presented here do not contain adjustments for certain pipeline and terminal assets acquired by MMP in October 2004 or the Delaware terminal acquired by MMP in September 2005 because we have no audited historical financial data associated with these acquisitions.

(b)	The pro forma minority interest expense includes adjustments which assume that we had sold all of our MMP limited partner units prior to January 1, 2004. We acquired MMP limited partner units in June 2003 in connection with our acquisition of MMP’s general partner. Between June 2003 and June 2005 we sold all of our MMP limited partner units. Our ownership interest in MMP now consists solely of the general partner interest in MMP and 100% of the incentive distribution rights in MMP.
(c)	During 2003, certain assets were contributed to MMP and were recorded as property, plant and equipment at the partnership level and not at the segment level. Prior to 2003 all property, plant and equipment was recorded at the segment level. The associated depreciation expense was charged to MMP’s various business segments, which in turn, recognized these allocated costs as operating expenses. Consequently, segment operating margins were reduced by these costs.
(d)	For the year ended December 31, 2004, represents the average storage capacity utilized for the three months that MMP owned its East Houston, Texas facility (0.6 million barrels) and the average storage capacity utilized for the full year at MMP’s other marine terminals (15.8 million barrels). For the nine months ended September 30, 2005, represents the average monthly storage capacity utilized for MMP’s Gulf Coast and New Haven terminals (16.7 million barrels) and the average storage capacity utilized for the month that MMP owned its Delaware terminal (1.8 million barrels).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our and MMP’s business.

Introduction

General.    We own and control Magellan GP, LLC, which is the general partner of Magellan Midstream Partners, L.P., a publicly traded limited partnership. MMP is principally engaged in the transportation, storage and distribution of refined petroleum products. Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the following:

•	the general partner interest in MMP, which currently entitles us to receive 2% of the cash distributed by MMP; and

•	100% of the incentive distribution rights in MMP, which entitle us to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP unit in any quarter.

The following table illustrates the percentage allocations of distributions among the owners of MMP, including us, at the target distribution levels contained in MMP’s partnership agreement.

MMP Quarterly Distribution Per Unit	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
		General Partner Interest	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

For the quarter ended September 30, 2005, MMP declared a distribution of $0.531 per limited partner unit, which entitles us to receive 50%, including our current 2% general partner interest, of the incremental cash distribution from MMP in excess of its highest target distribution level of $0.393750 per limited partner unit.

In connection with MMP’s October 2004 acquisition of certain pipeline and terminal assets, MMP’s partnership agreement was amended to reduce the incentive distributions by $1.25 million for 2004, $5.0 million (or $1.25 million per quarter) for 2005 and $3.0 million (or $0.75 million per quarter) for 2006. Contemporaneously with the closing of this offering, we intend to make a cash contribution to MMP equal to the present value of the remaining reductions in incentive distributions as of the closing of this offering. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

MMP has increased its quarterly cash distribution for 18 consecutive quarters since its initial public offering in February 2001, including the most recent declaration by the board of directors of its general partner on October 20, 2005. As a result, since its initial public offering, MMP has more than doubled its quarterly cash distribution from $0.263 per limited partner unit, or $1.05 on an annualized basis, to $0.531 per limited partner unit, or $2.13 on an annualized basis. Under MMP’s current ownership structure, the current distribution of $0.531 per unit will result in a quarterly distribution to us of $11.4 million (or approximately $45.7 million on an annualized basis), consisting of $0.9 million from Magellan GP, LLC’s general partner interest in MMP and $10.5 million from the incentive distribution rights, which includes the full amount of the incentive distribution rights as of the closing of this offering.

Financial Presentation.    Since we own and control Magellan GP, LLC, which is the general partner of MMP, we reflect our ownership interest in MMP on a consolidated basis, which means that our financial results are combined with Magellan GP, LLC’s and MMP’s financial results. The publicly held limited partner interests in MMP are reflected as minority interest expense in our results of operations. We currently have no separate operating activities apart from those conducted by MMP, and our operating cash flow will be derived solely from cash distributions from MMP. Our consolidated financial statements do not differ materially from the results of operations of MMP. Accordingly, the discussion of our financial position and results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” primarily reflects the operating activities and results of operations of MMP. The historical results of operations do not reflect the incremental general and administrative expenses we expect to incur, including those resulting from being a public company, which we expect to be approximately $2.5 million per year.

Cash Distributions.    The following table sets forth the distributions that MMP has paid in respect of the general partner interest and incentive distribution rights for the periods indicated. We may not distribute all of the cash that we receive from MMP to our unitholders, as our general partner may establish reserves for general, administrative and other expenses, future distributions and other miscellaneous uses of cash.

	Cash Distributions Made by MMP (a)
	Year Ended December 31,				Twelve Months Ended September 30, 2005
	2001(b)	2002	2003	2004
	(in millions, except per unit amounts)
Average cash distribution paid per unit by MMP	$1.01	$1.38	$1.59	$1.76	$1.97
Average number of MMP limited partner units outstanding(c)	22.7	46.5	54.5	61.1	66.4
Total cash distributions made by MMP to all partners	$23.5	$67.5	$95.3	$126.6	$160.5
Cash distributions paid by MMP to its general partner:
Distributions on general partner interest	0.5	1.4	1.9	2.5	3.2
Distributions on incentive distribution rights(d)	0.0	2.1	7.0	16.3	26.9

Total cash distributions received by MMP’s general partner	0.5	3.5	8.9	18.8	30.1
Restoration of incentive distribution rights(d)	—	—	—	1.3	5.0

Pro forma cash distributions received by MMP’s general partner	$0.5	$3.5	$8.9	$20.1	$35.1

Pro forma distributions to general partner as a percentage of total cash distributions(d)	2%	5%	9%	16%	21%
Percentage growth of pro forma cash distributions to general partner over prior periods		600%	154%	126%	110%

(a)	Distributions declared for a quarter are paid 45 days following the end of such quarter. Distributions for the fourth quarter are declared and paid in the year following such quarter.
(b)	The first quarter distribution in 2001 represents the prorated amount for the 50-day period following MMP’s initial public offering closing date from February 10, 2001 through March 31, 2001. The distribution that would have been paid by MMP to all partners had MMP gone public on January 1, 2001 would have been $26.2 million.
(c)	Average number of MMP limited partner units outstanding on the distribution record dates for the periods presented.

(d)	MMP’s partnership agreement was amended to reduce the incentive distribution rights in connection with the October 2004 acquisition of certain pipeline and terminal assets. This amendment reduced the incentive distribution rights by $1.25 million for 2004 and for each quarter of 2005 and by $0.75 million for each quarter of 2006. Contemporaneously with the closing of this offering, we intend to make a cash contribution to MMP equal to the discounted value of the remaining reduction in incentive distributions as of the closing of this offering. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

From MMP’s initial public offering in 2001 through 2004, the aggregate annual cash distributions declared by MMP in respect of all of its partnership interests increased 383%, from approximately $26.2 million (not prorated for MMP’s initial public offering in the first quarter of 2001) to approximately $126.6 million in 2004. Over the same period, the aggregate annual cash distributions declared by MMP in respect of our and our predecessor’s general partner interest, including the incentive distribution rights, increased 3,660%, from $0.5 million, or 2% of MMP’s aggregate annual distributions, to $18.8 million, or 15% of MMP’s aggregate annual distributions. The increase in historical cash distributions on our and our predecessor’s general partnership interest generally resulted from the following:

•	the increase in MMP’s quarterly distribution from $0.263 per unit declared for the first quarter of 2001 to $0.531 declared for the third quarter of 2005; and

•	the issuance of approximately 43.7 million additional units by MMP during such period to finance acquisitions and capital improvements.

Overview of MMP

MMP’s three operating segments include its:

•	petroleum products pipeline system, which is primarily comprised of MMP’s 8,500-mile petroleum products pipeline system, including 44 terminals;

•	petroleum products terminals, which principally includes MMP’s seven marine terminal facilities and 29 inland terminals; and

•	ammonia pipeline system, representing MMP’s 1,100-mile ammonia pipeline and six associated terminals.

In April 2002, MMP acquired Magellan Pipeline Company, L.P., or Magellan Pipeline, for approximately $1.0 billion from a wholly owned subsidiary of Williams. Because Williams was an affiliate of MMP’s at the time of the acquisition, the transaction was between entities under common control and, as such, was accounted for similar to a pooling of interests. Accordingly, our consolidated financial statements and notes have been restated to reflect the historical results of operations, financial position and cash flows of this pipeline system and us on a combined basis throughout the periods presented.

Petroleum Products Pipeline System.    MMP’s petroleum products pipeline system is a common carrier pipeline that provides transportation, storage and distribution services for petroleum products and liquefied petroleum gases, or LPGs, in 13 states from Texas through the Midwest to Colorado, North Dakota, Minnesota, Wisconsin and Illinois. The pipeline generates revenues principally from tariffs regulated by the FERC based on volumes transported and also from storage and other ancillary fees. Through direct refinery connections and interconnections with other interstate pipelines, MMP’s petroleum products pipeline system can access more than 40% of the refinery capacity in the continental United States. In addition, this segment includes a petroleum products management operation. For the nine months ended September 30, 2005, MMP’s petroleum products pipeline system generated approximately 89% of MMP’s consolidated total revenues.

Petroleum Products Terminals.    MMP’s inland terminals and marine terminal facilities, which MMP refers to collectively as its petroleum products terminals, store and distribute gasoline and other petroleum products throughout 12 states. MMP’s inland terminals are part of a distribution network located primarily throughout the southeastern United States and used by retail suppliers, wholesalers and marketers to receive gasoline and other petroleum products from large, interstate pipelines and to transfer these products to trucks, railcars or barges for delivery to their final destination. MMP’s marine terminal facilities are large storage and distribution terminals that principally serve refiners and large end users of petroleum products and are strategically located near major refining hubs along the U.S. Gulf and East Coasts. MMP’s petroleum products terminals generate revenues principally from volume-based fees charged for the storage and delivery of gasoline and other petroleum products handled by these terminals. For the nine months ended September 30, 2005, MMP’s petroleum products terminals generated approximately 10% of MMP’s consolidated total revenues.

Ammonia Pipeline System.    MMP’s ammonia pipeline system transports and distributes ammonia from production facilities in Texas and Oklahoma to various distribution points in the Midwest for use as an agricultural fertilizer. MMP’s ammonia pipeline system generates revenues principally from volume-based fees charged for the transportation of ammonia on the pipeline system. For the nine months ended September 30, 2005, MMP’s ammonia pipeline system generated approximately 1% of MMP’s consolidated total revenues.

Acquisition History

MMP has significantly increased its operations since its initial public offering in 2001, spending a total of $1.8 billion for numerous acquisitions, including the following:

•	in September 2005, the acquisition of a marine terminal near Wilmington, Delaware;

•	in October 2004, the acquisition of certain pipeline and terminal assets;

•	in March 2004, the acquisition of a 50% ownership interest in a crude oil pipeline company;

•	in January 2004, the acquisition of six inland terminals and the remaining 21% ownership interest in eight inland terminals;

•	in July 2003, the acquisition of a petroleum products management business; and

•	in April 2002, the acquisition of a 6,700-mile petroleum products pipeline system.

Results of Our Operations

The results of our operations discussed below principally reflect the activities of MMP. Because our financial statements represent combined consolidated results of MMP, our financial statements are substantially similar to MMP’s. The differences in our financial statements primarily include the following adjustments to the income statement:

•	Interest of non-controlling partners in MMP. Our consolidated balance sheet includes a minority interest liability that reflects the proportion of MMP owned by its partners other than us. Similarly, the ownership interests in MMP held by its partners other than us are reflected in our consolidated income statement as minority interest expense. This minority interest liability and minority interest expense are not reflected on MMP’s financial statements;

•	Fair value adjustments to MMP’s assets and liabilities. Our June 2003 acquisition of interests in MMP was recorded as a purchase business combination under the “push-down” method of accounting. As a result, our consolidated financial statements reflect adjustments to our proportionate share of MMP’s assets and liabilities to reflect their fair value at the time of our acquisition rather than the historical cost reflected on MMP’s balance sheet. These fair value adjustments further result in certain differences between our income statement and MMP’s income statement, as the depreciation, amortization, accretion or write off of certain assets and liabilities is based on different values;

•	Our capital structure. In addition to incorporating the assets and liabilities of MMP, our consolidated balance sheets include our own indebtedness and related debt placement costs as well as MMP’s, and the partners’ capital on our balance sheet represents our partners’ capital as opposed to the capital reflected on MMP’s balance sheet, which reflects the ownership interests of all of its partners, including its owners other than us. Consequently, our income statement reflects additional interest expense, interest income and debt amortization expense that is not reflected on MMP’s financial statements;

•	Non-cash interest income. We recorded a receivable from Williams on our consolidated balance sheet in connection with the May 2004 indemnification settlement between us, Williams, MMP and MMP’s general partner. We record this receivable at its discounted present value, and we are recording the accretion of the discount over time as interest income on our consolidated income statement. These items are not reflected on MMP’s financial statements, except that MMP records a capital contribution from us when payments pursuant to the indemnification settlement are made to MMP by Williams.

•	Our G&A expenses. We incur general and administrative, or G&A, expenses that are independent from MMP’s operations and are not reflected on MMP’s consolidated financial statements.

We believe that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure used by MMP’s management to evaluate the economic performance of MMP’s core operations. This measure forms the basis of MMP’s internal financial reporting and is used by its management in deciding how to allocate capital resources between segments.

Operating margin is not a generally accepted accounting principles, or GAAP, measure, but the components of operating margin are computed by using amounts that are determined in accordance with GAAP. We include a reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, in the tables below. Operating profit includes expense items, such as depreciation and amortization and G&A expenses, which management does not consider when evaluating the core profitability of an operation.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2005

	Nine Months Ended September 30,
	2004	2005
	(unaudited)
Financial Highlights (in millions)
Revenues:
Transportation and terminals revenues:
Petroleum products pipeline system	$220.0	$286.4
Petroleum products terminals	66.9	76.4
Ammonia pipeline system	9.9	10.0
Intersegment eliminations	(0.5)	(2.5)

Total transportation and terminals revenues	296.3	370.3
Product sales	137.2	457.1
Affiliate management fees	0.3	0.5

Total revenues	433.8	827.9
Operating expenses, environmental expenses and environmental reimbursements:
Petroleum products pipeline system	101.4	136.8
Petroleum products terminals	26.7	30.4
Ammonia pipeline system	2.9	6.9
Intersegment eliminations	(2.7)	(4.6)

Total operating expenses, environmental expenses and environmental reimbursements	128.3	169.5
Product purchases	119.9	413.3
Equity earnings	(1.0)	(2.2)

Operating margin	186.6	247.3
Depreciation and amortization	40.4	52.9
G&A expenses	40.5	46.1

Operating profit	$105.7	$148.3

Operating Statistics
Petroleum products pipeline system:
Transportation revenue per barrel	$0.974	$1.035
Transportation barrels shipped (million barrels)	182.1	222.0
Petroleum products terminals:
Marine terminal facilities:
Average storage capacity utilized per month (million barrels)(a)	15.7	18.5
Throughput (million barrels)	17.0	37.4
Inland terminals:
Throughput (million barrels)	74.1	83.6
Ammonia pipeline system:
Volume shipped (thousand tons)	552	487

(a)	For the nine months ended September 30, 2005, represents the average storage capacity utilized for MMP’s Gulf Coast and New Haven, Connecticut terminals (16.7 million barrels) and the average storage capacity utilized for the one month that MMP owned the Wilmington, Delaware facility (1.8 million barrels).

Transportation and terminals revenues for the nine months ended September 30, 2005 were $370.3 million compared to $296.3 million for the nine months ended September 30, 2004, an increase of $74.0 million, or 25%. This increase was a result of:

•	an increase in petroleum products pipeline system revenues of $66.4 million, or 30%, primarily attributable to revenues from MMP’s acquisition of certain pipeline and terminal assets in October 2004. In addition, MMP’s existing pipeline system experienced higher revenues because of increased shipments and a higher rate per barrel. Further, MMP earned more ancillary revenues related to services such as additives, ethanol blending, terminal services and management fee income;

•	an increase in petroleum products terminals revenues of $9.5 million, or 14%. The 2005 period benefited from the East Houston marine terminal, which is primarily operated as a throughput facility and was acquired as part of MMP’s acquisition of certain pipeline and terminal assets in October 2004, and the Wilmington marine facility, which was acquired on September 1, 2005. Revenues at MMP’s other marine terminals increased as well due to higher storage capacities, utilization and rates. Additional revenues from the ownership interests in 14 inland terminals acquired in late January 2004 and increased throughput at MMP’s other inland terminals further added to the current period; and

•	an increase in ammonia pipeline system revenues of $0.1 million, or 1%. Higher tariffs associated with new transportation agreements, which became effective July 1, 2005, more than offset reduced volumes. The lower volumes primarily reflect customers’ continued maintenance of tight inventory levels due to increased production costs as a result of high natural gas prices.

Operating expenses, environmental expenses and environmental reimbursements combined were $169.5 million for the nine months ended September 30, 2005 compared to $128.3 million for the nine months ended September 30, 2004, an increase of $41.2 million, or 32%. By business segment, this increase was principally the result of:

•	an increase in petroleum products pipeline system expenses of $35.4 million, or 35%, primarily attributable to operating costs associated with certain pipeline and terminal assets MMP acquired in October 2004. Increased expenses related to environmental accruals associated with historical incidents, asset retirements, system integrity spending and power costs were partially offset by more favorable product gains on the system during the current period;

•	an increase in petroleum products terminals expenses of $3.7 million, or 14%, primarily due to operating costs associated with the acquisitions of MMP’s East Houston and Wilmington marine facilities and 14 inland terminals and increased expenses from environmental accruals associated with historical incidents, as well as the write-off of two docks at MMP’s Marrero, Louisiana marine facility following damage from Hurricane Katrina in third-quarter 2005; and

•	an increase in ammonia pipeline system expenses of $4.0 million, or 138%, primarily attributable to increased system integrity costs, higher environmental accruals associated with historical releases and higher property taxes due to an adjustment that positively impacted the 2004 period.

Revenues from product sales were $457.1 million for the nine months ended September 30, 2005, while product purchases were $413.3 million, resulting in gross margin from these transactions of $43.8 million. The gross margin for the 2005 period increased $26.5 million compared to the gross margin resulting from product sales and purchases for the nine-month period ended September 30, 2004 of $17.3 million, reflecting product sales for the 2004 period of $137.2 million and product purchases of $119.9 million. The gross margin increase during 2005 primarily resulted from the impact of high and increasing gasoline prices on MMP’s petroleum products management operations and the third-party supply agreement assumed in connection with MMP’s acquisition of certain pipeline and terminal assets in October 2004. We expect the annual amount of product sales and purchases to remain at a higher level than historically reported prior to October 2004 as a result of this agreement. However, we expect the gross margin to be substantially lower on an annual basis once refined product prices stabilize.

Equity earnings were $2.2 million during the nine months ended September 30, 2005 and $1.0 million for the 2004 period. The increase is due to improved earning performance on MMP’s 50% interest in Osage Pipe Line Company, LLC, or Osage Pipeline, which it acquired in March 2004.

Operating margin increased by $60.7 million, or 33%, primarily due to incremental operating results associated with MMP’s recent acquisitions, higher gross margin from product sales and improved utilization of MMP’s other assets.

Depreciation and amortization expense was $52.9 million for the nine months ended September 30, 2005 compared to $40.4 million for the nine months ended September 30, 2004, an increase of $12.5 million, or 31%. This increase is primarily related to the pipeline and terminal assets MMP acquired over the past year and the acceleration of the depreciation of MMP’s terminal automation systems that are in the process of being upgraded.

G&A expenses for the nine months ended September 30, 2005 were $46.1 million compared to $40.5 million for the nine months ended September 30, 2004, an increase of $5.6 million, or 14%. This increase was primarily attributable to additional G&A personnel and costs resulting from the October 2004 acquisition of certain pipeline and terminal assets. Higher equity-based incentive compensation expense during the current period was partially offset by transition costs associated with MMP’s separation from its former owner included in the 2004 period.

Interest expense for the nine months ended September 30, 2005 was $44.9 million compared to $28.0 million for the nine months ended September 30, 2004, an increase of $16.9 million. The weighted-average interest rate on consolidated borrowings increased to 6.0% in the 2005 period from 4.2% for 2004. The average consolidated debt outstanding, excluding fair value adjustments for interest-rate hedges, increased to $1,012.9 million during 2005 from $667.3 million during 2004 primarily due to the financing associated with MMP’s October 2004 acquisition of certain pipeline and terminal assets and our additional borrowings.

Interest income for the nine months ended September 30, 2005 was $7.0 million compared to $3.5 million for the nine months ended September 30, 2004, an increase of $3.5 million. The increase was primarily related to interest income recognized on the amounts owed to us by Williams associated with the May 2004 indemnification settlement. We will continue to recognize imputed interest income on amounts owed from Williams until June 2007, when Williams is scheduled to have paid us all amounts due under the indemnification settlement.

Net financing costs were $3.6 million for the nine months ended September 30, 2005 compared to $17.7 million for the 2004 period, a decrease of $14.1 million. During 2005, we refinanced our debt, resulting in a $3.6 million non-cash write-off of unamortized debt placement fees. During the nine months ended September 30, 2004, we amended our debt agreement and MMP refinanced a portion of its debt. The 2004 costs included a $12.7 million debt prepayment premium related to the early extinguishment of a portion of MMP’s senior notes and $6.0 million of non-cash write-offs for unamortized debt placement fees. Partially offsetting these charges was a $1.0 million gain on the ineffective portion of an interest rate hedge related to the MMP refinancing.

Minority interest expense was $95.5 million for the nine months ended September 30, 2005 compared to $45.5 million for the nine months ended September 30, 2004, an increase of $50.0 million. This increase related to MMP’s improved financial results coupled with an increased percentage of MMP limited partner units being owned by the public in the 2005 period. As of September 30, 2005, the public owned all of MMP’s limited partner units compared to 77% at September 30, 2004.

Net income for the nine months ended September 30, 2005 was $10.7 million compared to $15.6 million for the nine months ended September 30, 2004, a decrease of $4.9 million. Operating margin increased by $60.7 million, depreciation and amortization expense increased by $12.5 million between periods and G&A expenses increased by $5.6 million. Interest expense increased by $16.9 million, offset in part by $3.5 million higher interest income. Net financing costs were $14.1 million lower during 2005, with minority interest $50.0 million higher between periods.

Consolidated Financial Results for the Year Ended December 31, 2003

Our consolidated financial statements have been prepared to reflect the periods of our ownership of MMP and its general partner separate from that of our predecessor. Accordingly, our consolidated statements of income for 2003 present the period of our predecessor’s ownership during the period January 1, 2003 through June 17, 2003, and the period of our ownership from June 18, 2003 through December 31, 2003. In order to make these two periods comparable to the other full year periods, we have combined these two periods to reflect financial results for the twelve months ended December 31, 2003. The following schedule combines the two periods to provide full-year 2003 results:

	January 1, 2003 through June 17, 2003	June 18, 2003 through December 31, 2003	Year Ended December 31, 2003
Financial Highlights (in millions)
Revenues:
Transportation and terminals revenue:
Petroleum products pipeline system	$122.5	$155.6	$278.1
Petroleum products terminals	41.6	37.3	78.9
Ammonia pipeline system	4.6	8.0	12.6

Total transportation and terminals revenue	168.7	200.9	369.6
Product sales	42.5	69.8	112.3

Total revenues	211.2	270.7	481.9
Operating expenses, environmental expenses and environmental reimbursements:
Petroleum products pipeline system	50.0	73.7	123.7
Petroleum products terminals	14.9	18.7	33.6
Ammonia pipeline system	2.0	2.4	4.4
Intersegment eliminations	—	(0.8)	(0.8)

Total operating expenses, environmental expenses and environmental reimbursements	66.9	94.0	160.9
Product purchases	38.1	61.8	99.9

Operating margin	106.2	114.9	221.1
Depreciation and amortization	16.9	26.8	43.7
G&A expenses	23.1	30.8	53.9

Operating profit	66.2	57.3	123.5
Interest expense	16.2	26.0	42.2
Interest income	(0.5)	(1.6)	(2.1)
Write-off of unamortized debt placement fees	—	1.4	1.4
Debt placement fee amortization	1.2	1.8	3.0
Other income	—	(0.1)	(0.1)
Minority interest expense	21.1	20.9	42.0

Net income	$28.2	$8.9	$37.1

Operating Statistics
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.983	$0.975	$0.978
Transportation barrels shipped (million barrels)	103.0	127.8	230.8
Petroleum products terminals:
Marine terminal facilities:
Average storage capacity utilized per month (million barrels)	15.6	14.9	15.2
Throughput (million barrels)	9.9	12.3	22.2
Inland terminals:
Throughput (million barrels)	26.0	35.2	61.2
Ammonia pipeline system:
Volume shipped (thousand tons)	209	405	614

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

	Year Ended December 31,
	2003	2004
Financial Highlights (in millions)
Revenues:
Transportation and terminals revenue:
Petroleum products pipeline system	$278.1	$315.0
Petroleum products terminals	78.9	91.3
Ammonia pipeline system	12.6	13.9
Intersegment eliminations	—	(1.1)

Total transportation and terminals revenue	369.6	419.1
Product sales	112.3	275.8
Affiliate management fees	—	0.5

Total revenues	481.9	695.4
Operating expenses, environmental expenses and environmental reimbursements:
Petroleum products pipeline system	123.7	140.8
Petroleum products terminals	33.6	37.2
Ammonia pipeline system	4.4	6.6
Intersegment eliminations	(0.8)	(4.2)

Total operating expenses, environmental expenses and environmental reimbursements	160.9	180.4
Product purchases	99.9	255.0
Equity earnings	—	(1.6)

Operating margin	221.1	261.6
Depreciation and amortization	43.7	57.2
Affiliate G&A expenses	53.9	54.2

Operating profit	$123.5	$150.2

Operating Statistics
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.978	$0.997
Transportation barrels shipped (million barrels)	230.8	255.0
Petroleum products terminals:
Marine terminal facilities:
Average storage capacity utilized per month (million barrels)(a)	15.2	16.4
Throughput (million barrels)	22.2	28.9
Inland terminals:
Throughput (million barrels)	61.2	101.2
Ammonia pipeline system:
Volume shipped (thousand tons)	614	765

(a)	For the year ended December 31, 2004, represents the average storage capacity utilized for the three months that MMP owned its East Houston, Texas facility (0.6 million barrels) and the average storage capacity utilized for the full year at MMP’s other marine terminals (15.8 million barrels).

Transportation and terminals revenues for the year ended December 31, 2004 were $419.1 million compared to $369.6 million for the year ended December 31, 2003, an increase of $49.5 million, or 13%. This increase was a result of:

•	an increase in petroleum products pipeline system revenues of $36.9 million, or 13%, primarily attributable to additional revenues from MMP’s acquisition of certain pipeline and terminal assets in October 2004 and significantly higher diesel and aviation fuel volumes on its pipeline system during 2004 resulting from increased market demand due to the improving U.S. economy. Further, management fee income associated with MMP’s operation of the Longhorn pipeline beginning in 2004 and higher additive and tank lease revenues also contributed to the revenue increase;

•	an increase in petroleum products terminals revenues of $12.4 million, or 16%, primarily due to additional revenues from MMP’s acquisition of ownership interests in 14 inland terminals during January 2004 and its new marine terminal in East Houston, Texas, which was acquired as part of the pipeline and terminal asset acquisition in October 2004. Further, higher utilization and rates at its marine terminals and increased throughput at its other inland terminals benefited the 2004 period; and

•	an increase in ammonia pipeline system revenues of $1.3 million, or 10%, primarily due to significantly increased transportation volumes during 2004. Volumes increased primarily due to the implementation of a new incentive tariff program during late 2003 and higher farm commodity prices that increased demand for ammonia fertilizer.

Operating expenses, environmental expenses and environmental reimbursements combined were $180.4 million for the year ended December 31, 2004 compared to $160.9 million for the year ended December 31, 2003, an increase of $19.5 million, or 12%. By business segment, this increase was principally the result of:

•	an increase in petroleum products pipeline system expenses of $17.1 million, or 14%, primarily attributable to operating costs associated with the pipeline system MMP acquired in October 2004, unfavorable product loss allowances, asset retirements, higher allocated depreciation that is charged as an operating expense since third-quarter 2003, increased asset integrity costs and higher insurance expenses;

•	an increase in petroleum products terminals expenses of $3.6 million, or 11%, primarily due to operating costs associated with MMP’s acquisition of an ownership interests in 14 inland terminals and the East Houston marine terminal, partially offset by reduced asset retirements; and

•	an increase in ammonia pipeline system expenses of $2.2 million, or 50%, primarily attributable to higher system integrity costs and environmental accruals, partially offset by lower property tax assessments during 2004.

Revenues from product sales were $275.8 million for the year ended December 31, 2004, while product purchases were $255.0 million, resulting in gross margin from these transactions of $20.8 million. The gross margin resulting from product sales and purchases for the 2004 period increased $8.4 million compared to gross margin for the 2003 period of $12.4 million, resulting from product sales for the year ended December 31, 2003 of $112.3 million and product purchases of $99.9 million. The gross margin increase in 2004 primarily reflects increased product sales from MMP’s acquisition of its petroleum products management operation in July 2003. The amount of product sales and product purchases increased substantially during 2004 primarily as a result of the third-party supply agreement assumed as part of MMP’s acquisition of certain pipeline and terminal assets in October 2004. We expect the annual amount of product sales and purchases to remain at a higher level than historically reported prior to October 2004 as a result of this agreement. However, we expect the gross margin to be substantially lower on an annual basis once refined product prices stabilize.

While there were no equity earnings in 2003, equity earnings were $1.6 million during the year ended December 31, 2004 as a result of MMP’s acquisition of a 50% interest in Osage Pipeline during March 2004.

Operating margin increased by $40.5 million, or 18%, primarily due to incremental operating results associated with MMP’s 2004 acquisitions and improved utilization of its other assets.

Depreciation and amortization expense was $57.2 million for the year ended December 31, 2004 compared to $43.7 million for the year ended December 31, 2003, an increase of $13.5 million, or 31%. Prior to 2003, MMP had acquired substantially all of its assets from its former affiliates, which resulted in MMP recording the historical book basis of those assets on its balance sheet rather than the fair market value paid. When we acquired our interest in MMP in June 2003, we recorded MMP’s assets and liabilities at current fair market value for our 55% ownership interest in MMP with the remaining 45% recorded at historical cost. This higher cost basis resulted in significantly higher depreciation expense during 2004. Further, acquisitions completed by MMP during 2004 resulted in additional depreciation expense.

G&A expenses for the year ended December 31, 2004 were $54.2 million compared to $53.9 million for the year ended December 31, 2003, an increase of $0.3 million, or 1%. Prior to our acquisition of MMP’s general partner, the former owner provided all G&A services to MMP for a defined cash amount. The specific costs required to support MMP were not easily identifiable. As a result, only the cash paid by MMP to affiliates of its former general partner for G&A expenses and non-cash expenses for MMP’s long-term incentive plan were recorded. Since the change in our organizational structure following our acquisition of MMP’s general partner, we can clearly identify all G&A expenses required to support MMP, and all of those costs are reflected in our consolidated results of operations. This increase was principally offset by lower transition costs during 2004 related to our June 2003 acquisition of MMP’s general partner. Lower transition costs during the 2004 period included the following:

•	$2.1 million lower incentive compensation expense during 2004, primarily because of the early vesting of restricted units in 2003 under MMP’s long-term incentive plan as a result of the change in control that occurred when we acquired MMP’s general partner; and

•	$2.9 million lower transition costs associated with the separation from MMP’s former owner. During 2003, the transition costs were $3.7 million, which principally related to the creation of MMP’s stand-alone information technology functions. Comparatively, the 2004 period included $0.8 million of transition costs.

Interest expense for the year ended December 31, 2004 was $42.3 million compared to $42.2 million for the year ended December 31, 2003, an increase of $0.1 million. The weighted-average interest rate on consolidated borrowings decreased slightly to 5.6% in the 2004 period from 6.2% for the 2003 period due in part to debt refinancings. The average consolidated debt outstanding, excluding fair value adjustments for interest-rate hedges, increased to $753.2 million during 2004 from $678.8 million during 2003 primarily due to the financing associated with MMP’s acquisition of certain pipeline and terminal assets in October 2004 and our issuance of debt as part of the financing of our purchase of MMP’s general partner in 2003.

Interest income for the year ended December 31, 2004 was $5.6 million compared to $2.1 million for the year ended December 31, 2003, an increase of $3.5 million, or 167%. The increase was partially related to interest income recognized on the amounts owed to us by Williams associated with the May 2004 indemnification settlement. We will continue to recognize imputed interest income on amounts owed from Williams until June 2007, when Williams is scheduled to have paid us all amounts due under the indemnification settlement.

Net financing costs were $21.5 million during 2004 compared to $1.4 million during 2003, an increase of $20.1 million. The 2004 costs included a $12.7 million debt prepayment premium related to the early extinguishment of a portion of MMP’s senior notes and $9.8 million of non-cash write-offs for unamortized debt placement fees associated with this retired debt and our debt, which was also refinanced during 2004. Partially offsetting these charges was a $1.0 million gain on the ineffective portion of an interest rate hedge related to the MMP refinancing. During 2003, we also repaid a portion of our debt, resulting in a $1.4 million non-cash write-off of unamortized debt placement fees.

Minority interest expense was $69.6 million for the year ended December 31, 2004 compared to $42.0 million for the year ended December 31, 2003, an increase of $27.6 million. This increase related to MMP’s improved financial results coupled with an increased percentage of MMP’s limited partner units being owned by the public in the 2004 period. As of December 31, 2004, the public owned 79% of MMP’s limited partner units compared to 63% at December 31, 2003.

Net income for the year ended December 31, 2004 was $19.7 million compared to $37.1 million for the year ended December 31, 2003, a decrease of $17.4 million, or 47%. Operating margin increased by $40.5 million, depreciation and amortization expense increased by $13.5 million between periods, and interest income increased by $3.5 million. Net refinancing costs increased by $20.1 million, and minority interest expense increased by $27.6 million during the 2004 period.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

	Year Ended December 31,
	2002	2003
Financial Highlights (in millions)
Revenues:
Transportation and terminals revenue:
Petroleum products pipeline system	$272.5	$278.1
Petroleum products terminals	78.1	78.9
Ammonia pipeline system	13.1	12.6

Total transportation and terminals revenue	363.7	369.6
Product sales	70.6	112.3
Affiliate management fees	0.2	—

Total revenues	434.5	481.9
Operating expenses, environmental expenses and environmental reimbursements:
Petroleum products pipeline system	114.7	123.7
Petroleum products terminals	35.5	33.6
Ammonia pipeline system	4.9	4.4
Intersegment eliminations	—	(0.8)

Total operating expenses, environmental expenses and environmental reimbursements	155.1	160.9
Product purchases	64.0	99.9

Operating margin	215.4	221.1
Depreciation and amortization	35.1	43.7
G&A expenses	43.2	53.9

Operating profit	$137.1	$123.5

Operating Statistics
Petroleum products pipeline system:
Transportation revenue per barrel shipped	$0.949	$0.978
Transportation barrels shipped (million barrels)	234.6	230.8
Petroleum products terminals:
Marine terminal facilities:
Average storage capacity utilized per month (million barrels)	16.2	15.2
Throughput (million barrels)	20.5	22.2
Inland terminals:
Throughput (million barrels)	57.3	61.2
Ammonia pipeline system:
Volume shipped (thousand tons)	712	614

Transportation and terminals revenues for the year ended December 31, 2003 were $369.6 million compared to $363.7 million for the year ended December 31, 2002, an increase of $5.9 million, or 2%. This increase was a result of:

•	an increase in petroleum products pipeline system revenues of $5.6 million, or 2%, primarily attributable to a higher weighted-average tariff and increased volumes. The higher transportation rates per barrel principally resulted from tariff increases during July 2002 and April 2003. Tariff adjustments generally occur during July of each year, as allowed by the FERC. However, the April 2003 increase was allowed by the FERC due to a change to the mid-year FERC-defined tariff calculation. The incremental volume resulted from short-term refinery production decreases in the mid-continent region of the U.S. These production decreases resulted in substitute volumes from alternative sources moving through MMP’s pipeline system. Further, increased revenues from higher data service fees as well as increased capacity leases and other ancillary revenues benefited 2003;

•	an increase in petroleum products terminals revenues of $0.8 million, or 1%, primarily due to increased throughput at MMP’s inland terminals as lower volumes from a former affiliate were more than replaced with higher volumes from third-party customers. Utilization at the Gulf Coast marine facilities was lower between the two periods due to the termination of a former affiliate’s storage agreement at MMP’s Galena Park, Texas facility during the first quarter of 2003. Increased revenues from the resulting $3.0 million settlement MMP received were more than offset by the resulting reduced storage utilization; and

•	a decrease in ammonia pipeline system revenues of $0.5 million, or 4%, primarily due to significantly reduced transportation volumes during the first quarter of 2003 resulting from extremely high prices for natural gas, the primary component in the production of ammonia. Partially offsetting this volume decline was a higher weighted-average tariff in 2003.

Operating expenses, environmental expenses and environmental reimbursements combined were $160.9 million for the year ended December 31, 2003 compared to $155.1 million for the year ended December 31, 2002, an increase of $5.8 million, or 4%. By business segment, this increase was the result of:

•	an increase in petroleum products pipeline system expenses of $9.0 million, or 8%. Operating expenses increased due to the retirement of assets and increased costs for tank maintenance and pipeline testing associated with the ongoing implementation of MMP’s system integrity program. Increased power costs resulting from higher transportation volumes and power rates as well as higher property taxes also resulted in increased costs during 2003;

•	a decrease in petroleum products terminals expenses of $1.9 million, or 5%, primarily due to reduced maintenance expenses resulting from efficiency projects that lowered contract labor and repair costs. Timing of tank inspection and cleaning further resulted in reduced maintenance expenses during 2003. These positive variances were partially offset by a charge associated with the retirement of an asset and increased property taxes; and

•	a decrease in ammonia pipeline system expenses of $0.5 million, or 10%, primarily due to the 2002 purchase of right-of-way easements that had historically been leased.

Revenues from product sales were $112.3 million for the year ended December 31, 2003, while product purchases were $99.9 million, resulting in gross margin from these transactions of $12.4 million. The gross margin resulting from product sales and purchases for the 2003 period increased $5.8 million compared to gross margin for the 2002 period of $6.6 million, resulting from product sales for the year ended December 31, 2002 of $70.6 million and product purchases of $64.0 million. The increase in 2003 primarily reflects higher product sales as a result of MMP’s acquisition of a petroleum products management operation during July 2003. From April 2002 through June 2003, MMP provided services related to this operation for an annual fee rather than from buying and selling petroleum products.

Operating margin increased by $5.7 million, or 3%, primarily due to incremental operating results associated with MMP’s petroleum products management business which was acquired in July 2003.

Depreciation and amortization expense was $43.7 million for the year ended December 31, 2003 compared to $35.1 million for the year ended December 31, 2002, an increase of $8.6 million, or 25%. Prior to 2003, MMP had acquired substantially all of its assets from its former affiliates, which resulted in MMP’s recording the historical book basis of those assets on its balance sheet rather than the fair market value paid. When we acquired our interest in MMP in June 2003, we recorded MMP’s assets and liabilities at current fair market value for our 55% ownership interest in MMP with the remaining 45% recorded at historical cost. This higher cost basis resulted in significantly higher depreciation expense during 2003. Further, MMP’s acquisitions and capital improvements resulted in additional depreciation during the 2003 period.

G&A expenses for the year ended December 31, 2003 were $53.9 million compared to $43.2 million for the year ended December 31, 2002, an increase of $10.7 million, or 25%. Prior to our acquisition of MMP’s general partner, the former owner provided all G&A services to MMP for a defined cash amount. The specific costs required to support MMP were not easily identifiable. As a result, only the cash paid by MMP to affiliates of its former general partner for G&A expenses and non-cash expenses for MMP’s long-term incentive plan were recorded. Since the change in our organizational structure following our acquisition of MMP’s general partner, we can clearly identify all G&A expenses required to support MMP, and those costs are reflected in our consolidated results of operations. In addition, G&A expense increased during 2003 related to $5.3 million of transition costs associated with our investment in MMP, which included the following:

•	$1.6 million of incentive compensation expense during 2003, primarily because of the early vesting of restricted units in 2003 under MMP’s long-term incentive plan as a result of the change in control that occurred when we acquired MMP’s general partner; and

•	$3.7 million of transition costs associated with the separation from MMP’s former owners, principally related to creation of MMP’s stand-alone information technology functions.

Interest expense, net of interest income, for the year ended December 31, 2003 was $40.2 million compared to $21.8 million for the year ended December 31, 2002, an increase of $18.4 million, or 84%. The increase in interest expense was primarily related to the fourth-quarter 2002 replacement of short-term debt financing associated with MMP’s April 2002 acquisition of petroleum products pipeline system with long-term debt at higher interest rates. The weighted-average interest rate on consolidated borrowings increased to 6.2% in 2003 from 4.6% in 2002 with the average debt outstanding increasing to $678.8 million in 2003 from $522.0 million in 2002.

Debt placement fee amortization declined to $3.0 million in 2003 from $9.9 million in 2002, a $6.9 million decrease. During the 2002 period, the short-term debt associated with MMP’s acquisition of the original segment of its petroleum products pipeline system was outstanding with related debt costs amortized over the seven-month period the debt was outstanding. MMP’s subsequent long-term debt financing costs were amortized over the five-year life of the notes.

Minority interest expense was $42.0 million for the year ended December 31, 2003 compared to $38.0 million for the year ended December 31, 2002, an increase of $4.0 million, or 11%. This increase primarily related to an increased percentage of MMP limited partner units being owned by the public in the 2003 period. As of December 31, 2003, the public owned 63% of MMP compared to 47% at December 31, 2002.

We do not pay income taxes because we are a partnership. However, earnings from MMP’s petroleum products pipeline system were subject to income taxes prior to MMP’s acquisition of it in April 2002. Taxes on these earnings were at income tax rates of 37% for the year ended December 31, 2002. The effective income tax rate exceeded the U.S. federal statutory income tax rate primarily due to state income taxes.

Net income for the year ended December 31, 2003 was $37.1 million compared to $61.2 million for the year ended December 31, 2002, a decrease of $24.1 million, or 39%. Operating margin increased by $5.7 million, depreciation and amortization expense increased by $8.6 million between periods, and G&A expense increased by $10.7 million, both primarily as a result of our investment in MMP during 2003. Net interest expense increased $18.4 million whereas debt placement fee amortization declined $6.9 million between periods. Minority interest expense increased by $4.0 million but income tax expense decreased $8.3 million.

Liquidity and Capital Resources

Cash Flows and Capital Expenditures

Nine Months Ended September 30, 2004 and 2005.    Net cash provided by operating activities for the nine months ended September 30, 2005 was $177.2 million compared to $139.0 million for the nine months ended September 30, 2004. The $38.2 million increase in cash flows from operating activities from 2004 to 2005 was primarily attributable to higher operating margin in 2005 as a result of MMP’s acquisition of certain pipeline and terminal assets in October 2004, partially offset by higher MMP interest expense related to the financing of that acquisition. Notwithstanding the increase in operating margin, net income decreased $4.9 million during the 2005 period, but this decrease was primarily due to $50.0 million higher non-cash minority interest expense. Minority interest expense increased because both MMP’s income and the percentage of MMP’s limited partner units owned by the public increased over the previous period.

Net cash used by investing activities for the nine months ended September 30, 2005 and 2004 was $8.2 million and $104.3 million, respectively. During 2005, MMP acquired a marine terminal near Wilmington, Delaware for cash of $55.3 million and spent $61.1 million for capital expenditures. During 2005, these cash expenditures were partially offset by sales of marketable securities, which, net of purchases, generated total cash of $108.1 million. In 2004, MMP acquired an ownership in 14 petroleum products terminals located in the southeastern United States for $25.4 million and a 50% ownership in Osage Pipeline for $25.0 million. In addition, during 2004 MMP made a $24.6 million deposit payment in advance of the October 1, 2004 closing date of its acquisition of certain pipeline and terminal assets and for the nine months ended September 30, 2004 spent $30.9 million for capital expenditures. Total maintenance capital spending of MMP was $17.7 million and $11.2 million during the nine months ended September 30, 2005 and 2004, respectively, and expansion capital spending was $43.4 million and $19.7 million during 2005 and 2004, respectively.

Net cash used by financing activities for the nine months ended September 30, 2005 was $82.3 million and the cash provided by financing activities for the nine months ended September 30, 2004 was $5.2 million. The cash used for the nine months in 2005 primarily reflects $414.3 million of distributions by us to our owners and $90.1 million of distributions paid by MMP to its owners other than us, partially offset by $400.2 million of proceeds from sales by us of our remaining limited partner units in MMP and net proceeds from borrowings by us of $21.9 million after debt placement costs. The cash provided for the nine months in 2004 primarily reflects $131.1 million of net proceeds from issuances of units by MMP and $120.6 million of net proceeds from sales by us of limited partner units in MMP, offset by $103.2 million of distributions by us to our owner and $48.2 million of distributions by MMP to its owners other than us, as well as $66.0 million net repayments of borrowings by us after debt placement costs and $37.5 million net repayments of borrowings by MMP after debt placement costs.

Years Ended December 31, 2002, 2003 and 2004.    Net cash provided by operating activities for the year ended December 31, 2004 was $222.0 million compared to $147.2 million for the year ended December 31, 2003 and $161.8 million for the year ended December 31, 2002. The $74.8 million increase in cash flows from operating activities from 2003 to 2004 was primarily attributable to higher operating margin in 2004 as a result of acquisitions completed by MMP during 2004 and higher utilization of its other assets during the period. Notwithstanding the increase in operating margin, net income in 2004 decreased $17.4 million compared to 2003, but this decrease was primarily due to a $27.7 million increase in non-cash minority interest expense in 2004 as a result of sales by us of limited partner interests in MMP during 2004 and December 2003 coupled with increased MMP net income, as well as a $12.7 million prepayment premium by MMP that was classified as cash used for financing activities. In addition, changes in operating assets and liabilities increased net cash from operating activities for 2004 by $44.2 million, as opposed to an increase in 2003 of $16.2 million. The larger increase in 2004 was primarily attributable to the collection of a $35.0 million payment from Williams during June 2004 related to our indemnification settlement agreement with them.

The $14.6 million decrease in net cash provided from operating activities from $161.8 million in 2002 to $147.2 million in 2003 was primarily attributable to net income in 2003 of $37.1 million, compared to $61.2 million in 2002. The $24.1 million decrease in net income was primarily attributable to $19.3 million higher interest expense and $10.7 million higher G&A expense in 2003 compared to 2002. The increase in interest expense was the result of higher average MMP debt outstanding during 2003 and higher average interest rates paid by MMP during 2003 as a result of the long-term debt portion of the financing of its 2002 acquisition of Magellan Pipeline, as well as our higher average outstanding debt balance related to the debt portion of the financing of our acquisition of general and limited partner interests in MMP in 2003. The increase in G&A expenses in 2003 was partially attributable to lower allocations of these expenses to our predecessor by Williams prior to our acquisition of general and limited partner interests in MMP in 2003. In addition, 2003 G&A expenses were higher than in 2003 as a result of one-time expenses incurred in connection with our acquisition of general and limited partner interests in MMP and the related transition from Williams.

Net cash used by investing activities for the years ended December 31, 2004, 2003 and 2002 was $733.2 million, $579.1 million and $727.0 million, respectively. During 2004, MMP acquired certain pipeline and terminal assets from Shell for $522.3 million, an ownership in 14 petroleum products terminals located in the southeastern United States for $25.4 million and a 50% ownership in Osage Pipeline for $25.0 million. In addition, MMP spent $54.2 million for capital expenditures, and net cash expended for marketable securities, net of sales of marketable securities was $108.1 million. In 2003, we spent $535.0 million to purchase general and limited partner interests in MMP, while MMP acquired a $15.3 million petroleum products management operation. In 2002, MMP spent $692.5 million to acquire Magellan Pipeline. Total maintenance capital spending of MMP was $21.9 million, $20.9 million and $26.4 million in 2004, 2003 and 2002, respectively, and expansion capital spending was $32.3 million, $11.9 million and $10.8 million in 2004, 2003 and 2002, respectively.

Net cash provided by financing activities for the years ended December 31, 2004, 2003 and 2002 was $374.7 million, $524.2 million and $627.2 million, respectively. Cash provided during 2004 was principally attributable to financings completed by MMP in connection with its acquisition of certain pipeline and terminal assets in October 2004 and its May 2004 refinancing, including $210.1 million net borrowings by MMP after debt placement costs and prepayment premiums and $286.5 million of net proceeds to MMP from issuances of additional common units to the public. In addition, we received net proceeds of $120.6 million from sales by us of limited partner units in MMP and net proceeds from borrowings by us of $77.9 million after debt placement costs. Partially offsetting these amounts were distributions of $251.0 million by us to our owners and distributions by MMP of $71.5 million to its owners other than us. Cash provided during 2003 was primarily comprised of the financing of our acquisition of general and limited partner interests in MMP, including $333.8 million of capital contributions to us from our affiliate owners and $155.1 million net borrowings by us after debt placement costs. In addition, we received $247.7 million net proceeds from sales by us of limited partner units in MMP. Partially offsetting these amounts were distributions of $153.0 million by us to our owners and distributions by MMP of $63.0 million to its owners other than us. Cash provided during 2002 was principally attributable to financings completed by MMP in conjunction with its acquisition of Magellan Pipeline, including $402.3 million net proceeds from debt offerings after debt placement fees and $279.3 million net proceeds to MMP from sales of additional common units to the public, partially offset by distributions by MMP to its owners other than us of $53.4 million.

Capital Requirements

Historically, we have not had any material capital requirements separate from those of MMP, and we do not expect to in the future. MMP’s businesses require continual investment to upgrade or enhance existing operations and to ensure compliance with safety and environmental regulations. Capital spending for MMP’s businesses consists primarily of:

•	maintenance capital expenditures, such as those required to maintain equipment reliability and safety and to address environmental regulations; and

•	expansion capital expenditures to acquire additional complementary assets to grow MMP’s business and to expand or upgrade its existing facilities, which we refer to as organic growth projects. Organic growth projects include capital expenditures that increase storage or throughput volumes or develop pipeline connections to new supply sources.

Through September 30, 2005, MMP has spent $14.1 million on maintenance capital related to its operations net of $3.6 million of reimbursable projects.

For 2005, MMP expects to incur maintenance capital expenditures net of reimbursable projects for its existing businesses of approximately $25.0 million, excluding approximately $8.0 million of maintenance capital projects covered by the May 2004 indemnification settlement. Please read “—Environmental” for a discussion of the indemnification settlement.

In addition to maintenance capital expenditures, MMP also incurs expansion capital expenditures at its existing facilities. For the nine months ended September 30, 2005, MMP spent $45.0 million for organic growth opportunities and $55.3 million for acquisitions. Based on projects currently in process, MMP plans to spend approximately $65.0 million on organic expansion capital during 2005, exclusive of amounts associated with future acquisitions.

Liquidity

Our primary source of liquidity for funding interest payments, operating expenses and obligations to MMP has historically been cash distributions we receive from MMP, as well as cash retained from the net proceeds of sales by us of limited partner interests in MMP and net proceeds from borrowings. We have sold all of our limited partner units in MMP. At the closing of this offering, we will enter into a $5.0 million revolving credit facility with MGG Holdings, L.P. as the lender. The facility will be available exclusively to fund our working capital borrowings. Borrowings under the facility will mature on December 31, 2006 and will bear interest at LIBOR plus 2.1%. We will pay a commitment fee to MGG Holdings, L.P. on the unused portion of the working capital facility of 0.3% annually.

Cash generated from operations is MMP’s primary source of liquidity for funding debt service, maintenance and expansion capital expenditures and quarterly distributions. Additional liquidity for purposes other than quarterly distributions is available through borrowings under MMP’s revolving credit facility discussed below, as well as from other borrowings or issuances of debt or limited partner units. If capital markets do not permit MMP to issue additional debt and equity, MMP’s business may be adversely affected and it may not be able to acquire additional assets and businesses.

As of September 30, 2005, total debt reported on our consolidated balance sheet was $1,082.5 million, as described below. The difference between this amount and the $1,077.0 million face value of our outstanding debt is due to adjustments associated with the fair value hedges MMP has in place for a portion of its outstanding senior notes and unamortized discounts on its debt issuances, as well as fair value adjustments to MMP’s debt for the step-up accounting treatment we recorded when we acquired general and limited partner interests in MMP. On October 7, 2005, MMP made a scheduled $15.1 million principal repayment on the Magellan Pipeline notes.

Debt of Magellan Midstream Holdings, L.P.

June 2005 Term Loan.    In June 2005, we entered into a credit agreement with a group of financial institutions that provided for a $275.0 million term loan. Proceeds from the term loan were used to repay the

$95.3 million outstanding balance of our December 2004 Term Loan, to fund a defeasance account, pay related fees and expenses and make a distribution to our affiliate owners. The defeasance account was established to fund our obligations to MMP with respect to G&A expenses and to offset reductions in incentive distributions paid by MMP to us as a result of the October 2004 amendment to MMP’s partnership agreement. Obligations under the facility are secured by our membership interests in Magellan GP, LLC. Neither MMP nor any of its subsidiaries is a guarantor of the term loan. This agreement contains various operational and financial covenants. We are in compliance with all of these covenants. The interest rate on this facility at September 30, 2005 was 5.8%. We will repay this loan using the proceeds of this offering and the lien will be released.

December 2004 Term Loan.    In December 2004, we entered into a credit agreement with a group of financial institutions that provided for a $250.0 million term loan. Proceeds from the loan were used to repay the $97.4 million outstanding balance of our June 2003 Term Loan, to pay related fees and expenses and make a distribution to our owners. The balance of this loan outstanding at December 2004 was repaid with the proceeds of our June 2005 term loan discussed above. The interest rate on this loan at December 31, 2004 was 4.6%.

June 2003 Term Loan.    In connection with our June 2003 acquisition of general and limited partner interests in MMP, we entered into a credit agreement with a group of financial institutions to borrow $200.0 million under a term loan. We paid $5.0 million of these funds to our owners and the remaining proceeds were used to finance our acquisition of MMP. The balance of this loan outstanding at December 2004 was repaid with the proceeds of our December 2004 term loan discussed above. The interest rate on this loan at December 31, 2003 was 4.6%.

Debt of Magellan Midstream Partners, L.P.

Magellan Pipeline Notes.    In connection with the financing of its acquisition of Magellan Pipeline, MMP and Magellan Pipeline entered into a note purchase agreement on October 1, 2002. As of September 30, 2005, $302.0 million of senior notes were outstanding pursuant to this agreement. The maturity date of these notes is October 7, 2007, with scheduled prepayments equal to 5% of the outstanding balance due on both October 7, 2005 and October 7, 2006. MMP paid the first of these scheduled prepayments in the amount of $15.1 million on October 7, 2005. MMP guarantees payment of interest and principal by Magellan Pipeline. The notes are unsecured except for cash deposited monthly by Magellan Pipeline into a cash escrow account in anticipation of semi-annual interest payments. Including the impact of the swap of $250.0 million of the senior notes from fixed-rate to floating-rate in May 2004, the weighted-average interest rate on the notes was 6.9% at December 31, 2004 and 6.8% at September 30, 2005.

6.45% Notes due 2014.    On May 25, 2004, MMP sold $250.0 million of 6.45% senior notes due 2014 in an underwritten public offering at 99.8% of par. MMP received proceeds after underwriters’ fees and expenses of approximately $246.9 million. Including the impact of pre-issuance hedges associated with these notes, the interest rate on the notes was 6.3% at each of December 31, 2004 and September 30, 2005.

5.65% Notes due 2016.    On October 15, 2004, MMP sold $250.0 million of 5.65% senior notes due 2016 in an underwritten public offering as part of the long-term financing of certain pipeline and terminal assets it acquired in October 2004. The notes were issued at 99.9% of par, and MMP received proceeds after underwriters’ fees and expenses of approximately $247.6 million. Including the impact of pre-issuance hedges associated with these notes and the swap of $100.0 million of the notes from fixed-rate to floating-rate, the weighted-average interest rate on the notes was 5.1% at December 31, 2004 and 5.5% at September 30, 2005.

Revolving Credit Facility.    In May 2004, MMP entered into a five-year $125.0 million revolving credit facility, which MMP subsequently increased to $175.0 million in September 2004. Borrowings under this facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5% based upon MMP’s credit ratings. As of September 30, 2005, $1.1 million of the facility was being used for letters of credit, which is not reflected as debt on our consolidated balance sheet. No other amounts were outstanding under this facility.

The debt instruments of MMP described above include various covenants. In addition to certain financial ratio covenants, these covenants limit MMP’s ability to, among other things, incur indebtedness secured by certain liens, encumber its assets, make certain investments, engage in certain sale-leaseback transactions and consolidate, merge or dispose of all or substantially all of its assets. MMP is in compliance with these covenants.

Management uses interest rate derivatives to manage interest rate risk. In conjunction with existing debt instruments, we and MMP were engaged in the following derivative transactions as of September 30, 2005:

•	In July 2005, we entered into $140.0 million of interest rate swap agreements to hedge against exposure to increases in LIBOR for a portion of our June 2005 term loan. Because we expect to repay the 2005 term loan with the proceeds from this offering, the cash flows of the interest payments these agreements were hedging are no longer probable. Consequently, we have recorded the $0.6 million change in the fair value of these instruments to other income in 2005.

•	In October 2004, MMP entered into a $100.0 million interest rate swap agreement to hedge against changes in the fair value of a portion of MMP’s 5.65% senior notes due 2016. This agreement effectively changes the interest rate on $100.0 million of those notes to a floating rate of six-month LIBOR plus 0.6%, with LIBOR set in arrears. This swap agreement expires on October 15, 2016, the maturity date of MMP’s 5.65% senior notes; and

•	In May 2004, MMP entered into $250.0 million of interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline senior notes. These agreements effectively change the interest rate on $250.0 million of the senior notes from a fixed rate of 7.7% to a floating rate of six-month LIBOR plus 3.4%, with LIBOR set in arrears. These swap agreements expire on October 7, 2007, the maturity date of the Magellan Pipeline senior notes.

Credit Ratings.    Our current credit rating is BB- by Standard and Poor’s and Ba3 by Moody’s Investor Services. MMP’s current corporate credit ratings are BBB by Standard and Poor’s and Ba1 on review for potential upgrade by Moody’s Investor Services.

Off-Balance Sheet Arrangements

None

Contractual Obligations

The following table summarizes our consolidated contractual obligations as of December 31, 2004 (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Long-term and current debt obligations(a)	$1,052.0	$265.1	$286.9	$—	$500.0
Interest obligations(b)	398.3	68.5	99.7	61.3	168.8
Operating lease obligations	23.5	2.6	5.4	3.4	12.1
Pension and post-retirement medical obligations	14.7	1.5	0.6	0.9	11.7
Purchase commitments:
Petroleum product purchases(c)	66.6	66.6	—	—	—
Derivative financial instruments(d)
Long-term incentive awards(e)	7.1	0.5	6.6	—	—
Capital project purchase obligations	11.0	11.0	—	—	—
Other purchase obligations	5.2	5.1	0.1	—	—
Other	14.0	—	—	14.0	—

Total	$1,592.4	$420.9	$399.3	$79.6	$692.6

(a)	Excludes market value adjustments to long-term debt associated with qualifying hedges and fair value adjustments to long-term debt associated with the step-up in basis of MMP’s assets and liabilities which we recorded at the time we acquired our ownership interest in MMP and its general partner in June 2003. Because we repaid our term loan in June 2005, the $250.0 million balance of this loan as of December 31, 2004 is reflected in the < 1 year column above.
(b)	Includes interest obligations relative to our and MMP’s long-term and current debt obligations. Estimated interest obligations for our term loan include interest obligations only for 2005 as this loan will be repaid with the proceeds from this offering. The interest obligations of this variable-rate loan were estimated using the interest rate of our term loan at September 30, 2005, which was 5.8%.
(c)	MMP has an agreement to supply a customer with approximately 550 thousand barrels of petroleum products per month until the agreement expires in 2018. Related to this supply agreement, MMP has entered into certain forward contracts to purchase various petroleum products based on pricing structures during the first quarter of 2005. This amount is an estimated value at December 31, 2004 of MMP’s product purchase commitments based on projected prices during the first quarter of 2005. As of September 30, 2005, MMP’s petroleum product purchase commitments, with maturities of less than one year, were approximately $27.4 million.
(d)	On December 31, 2004, MMP had outstanding interest rate swap agreements to hedge against the fair value of $350.0 million of its long-term debt. Because future cash outflows under these agreements, if any, are uncertain, we have not included them in this table.
(e)	Represents amounts MMP has accrued for long-term incentive compensation through December 31, 2004 based on when those existing liabilities will be settled. We expect the amounts that will ultimately vest to our employees will exceed these amounts due to anticipated compensation liabilities that will be recognized over the remainder of the vesting periods and changes in MMP’s unit price between December 31, 2004 and the date the unit awards actually vest.

Environmental

Various governmental authorities in the jurisdictions in which MMP conducts its operations subject it to environmental laws and regulations. MMP has accrued liabilities for estimated site restoration costs to be incurred in the future at its facilities and properties, including liabilities for environmental remediation obligations at various sites where MMP has been identified as a possible responsible party. Under its accounting policies, MMP records liabilities when site restoration and environmental remediation obligations are either known or considered probable and can be reasonably estimated.

Prior to May 2004, Williams provided indemnifications to MMP for assets MMP previously acquired from Williams. The indemnifications primarily related to environmental items for periods during which Williams was the owner of those assets. In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from those indemnification obligations. As of September 30, 2005, MMP has received $62.5 million and expects to receive the remaining balance in annual installments of $20.0 million and $35.0 million in July of 2006 and 2007, respectively. As of September 30, 2005, known liabilities that would have been covered by these indemnifications were $43.0 million. In addition, MMP has incurred $14.3 million of expenditures through September 30, 2005 that would have been covered by these indemnifications, including $5.1 million of capital costs.

At the time of our investment in MMP, we assumed obligations to indemnify MMP for $21.9 million of known environmental liabilities. The remaining indemnification obligation on September 30, 2005 was $8.0 million. Contemporaneously with the closing of this offering, we will enter into the Reimbursement Agreement under which MGG Holdings, L.P. will reimburse us for our obligations to indemnify MMP for these environmental liabilities.

Other Items

Ownership changes.    During 2005, we sold our remaining limited partner units in MMP. We continue to own 100% of the membership interest in MMP’s general partner and incentive distribution rights.

Two-for-one split.    During March 2005, the board of directors of MMP’s general partner approved a two-for-one split of MMP’s limited partner units. On April 12, 2005, holders of record at the close of business on April 5, 2005 received one additional MMP limited partner unit for each MMP limited partner unit owned on that date. MMP has retroactively changed the number of units and per unit distribution amounts to give effect for this unit split.

Hurricane activity.    Hurricanes Katrina and Rita impacted the Gulf Coast area of the United States during third-quarter 2005, resulting in damage to the petroleum industry’s infrastructure in that region. Further, many refineries in the Houston, Texas area shut down their operations in preparation for the pending storms. MMP’s assets sustained only minor damage from these storms, including two docks at its Marrero, Louisiana marine terminal. Although the terminal remains operational, MMP believes that it will need to replace the damaged docks.

Supply disruptions of petroleum products have occurred following the hurricanes because of delays in the return of Gulf Coast refineries to their historical operating levels. Although MMP does not expect a material impact from these delays, management does expect lower transportation volumes on MMP’s petroleum products pipeline system and reduced throughput at MMP’s inland terminals during the fourth quarter of 2005.

Affiliate transactions.    In March 2004, MMP acquired a 50% ownership interest in Osage Pipeline and in April 2004 MMP began operating the Osage pipeline for a fee. During the nine months ended September 30, 2005, MMP received $0.5 million for providing this service. These fees are reported as affiliate management fee revenues.

We and our general partner are partially owned by an affiliate of Carlyle/Riverstone Global Energy and Power Fund II, L.P., or CRF. Two of the members of MMP’s general partner’s eight-member board of directors are nominees of CRF. On January 25, 2005, CRF, through affiliates, acquired an interest in the general partner of SemGroup, L.P., or SemGroup, and limited partner interests in SemGroup. CRF’s total combined general and limited partner interest in SemGroup is approximately 30%. One of the members of SemGroup’s general partner’s board of directors is a nominee of CRF, with three votes on such board.

MMP is a party to a number of transactions with SemGroup and its affiliates. For the nine months ended September 30, 2005, MMP recognized revenues related to the following: the sale of petroleum products of $86.2 million, terminalling and other services of $4.2 million and revenues from leased storage tanks of $2.0 million. MMP also provides common carrier transportation services to SemGroup. Additionally, during the nine months ended September 30, 2005, MMP recognized expenses from SemGroup related to MMP’s purchase of petroleum products of $45.7 million and expenses for leased storage tanks of $0.8 million.

CRF also has an ownership interest in the general partner of Buckeye Partners, L.P., or Buckeye. During the nine months ended September 30, 2005, MMP’s operating expenses included $0.3 million of costs we incurred with Norco Pipe Line Company, LLC, which is a subsidiary of Buckeye.

MMP’s general partner’s board of directors has adopted a policy to address conflicts of interests. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to SemGroup or Buckeye. As part of these procedures, CRF has agreed that no individual representing them will serve at the same time on MMP’s general partner’s board of directors and on the general partners’ boards of directors of SemGroup or Buckeye.

Currently, MMP pays us for all G&A expenses related to our operation of MMP and we reimburse MMP for G&A expenses in excess of a G&A cap defined in our existing omnibus agreement. Contemporaneously with the closing of this offering, we will enter into a new agreement with MMP, which we refer to as the G&A Cap Agreement. The G&A Cap Agreement will replace our obligations to reimburse MMP under the omnibus agreement. In addition, contemporaneously with the closing of this offering, we will enter into an agreement with MGG Holdings, L.P., which we refer to as the Reimbursement Agreement, pursuant to which it will agree to reimburse us for any amounts we pay MMP under the G&A Cap Agreement. Please read “Certain Relationships and Related Transactions—Related Party Transactions.”

Pursuant to the Reimbursement Agreement, MGG Holdings, L.P. will also reimburse us for our obligations to MMP under the environmental indemnity that we assumed at the time of our investment in MMP. As of September 30, 2005, our remaining indemnity obligations were approximately $8.0 million.

Impact of Inflation

Inflation is a factor in the United States economy, may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and MMP’s existing agreements, MMP has and will continue to pass through increased costs to its customers in the form of higher fees.

Critical Accounting Estimates

Our management has discussed the development and selection of the following critical accounting estimates with the audit committee of MMP’s general partner’s board of directors and MMP’s audit committee has reviewed and approved these disclosures.

Environmental Liabilities

Liabilities associated with environmental expenditures are estimated based on site-specific project plans for remediation, taking into account prior remediation experience. Remediation project managers evaluate each known case of environmental liability to determine what associated costs can be reasonably estimated and to ensure compliance with all applicable federal and state requirements. We believe the accounting estimate relative to environmental remediation costs to be a “critical accounting estimate” because: (1) estimated expenditures, which will generally be made over the next 1 to 10 years, are subject to cost fluctuations and could change materially, (2) unanticipated third-party liabilities may arise and (3) changes in federal, state and local environmental regulations could significantly increase the amount of the liability. The estimate for environmental liabilities is a critical accounting estimate for all three of MMP’s operating segments.

A defined process for project reviews is integrated into MMP’s System Integrity Plan. Specifically, MMP’s remediation project managers meet once a year with accounting, operations, legal and other personnel to evaluate, in detail, the known environmental liabilities associated with each of MMP’s operating units. The purpose of the annual project review is to assess all aspects of each project, evaluating what will be required to achieve regulatory compliance, estimating the costs associated with executing the regulatory phases that can be reasonably estimated and estimating the timing for those expenditures. During the site-specific evaluations, all known information is utilized in conjunction with professional judgment and experience to determine the appropriate approach to remediation and to assess liabilities. The general remediation process to achieve regulatory compliance consists of site investigation/delineation, site remediation and long-term monitoring. Each of these phases can, and often does, include unknown variables that complicate the task of evaluating the estimated costs to completion.

Each quarter, MMP re-evaluates its environmental estimates taking into account any new incidents that have occurred since the last annual meeting of the remediation project managers, any changes in the site situation and additional findings or changes in federal or state regulations. The estimated environmental liability accruals are adjusted as necessary. Changes in environmental liabilities since December 31, 2002 were as follows (in millions):

	Year Ended December 31,
	2003	2004
Balance at beginning of period	$22.3	$45.1
Accruals	33.9	30.3
Expenditures	(9.4)	(15.9)
Fair value adjustment	(1.8)	—
Amortization of fair value adjustment	0.1	0.4

Balance at end of period	$45.1	$59.9

During the fourth quarter of 2003, MMP experienced a release on its petroleum products pipeline near Kansas City, Kansas, which resulted in an initial increase to its environmental liabilities of $4.8 million. MMP expected insurance proceeds to cover $3.1 million of these costs and the remaining $1.7 million was charged against income in 2003. The recommendations that came from the annual and quarterly review process during 2003 resulted in MMP increasing the environmental liabilities associated with over 100 separate remediation sites by approximately $9.1 million. The remaining accrual increase was associated with all other environmental matters including a notification we received from the EPA of their intent to assess penalties against us related to certain specified pipeline releases. These accrual increases did not have a significant impact on operating profit or net income because most of the increases were covered by indemnities from Williams or insurance.

In June 2003, we acquired a 55% interest in MMP consisting of limited partner interests, the ownership interest in MMP’s general partner and the incentive distribution rights in MMP. At that time, we recorded a step-up in the basis of the assets and liabilities of MMP for our ownership interest and accordingly, our environmental liabilities were adjusted by $1.8 million.

In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from its environmental indemnification obligations to MMP. From the effective date of MMP’s environmental indemnification settlement with Williams, all accrual adjustments associated with amounts previously indemnified by Williams are no longer reimbursed and therefore reduce net income.

During 2004, environmental accruals increased by $30.3 million as a result of: (a) $6.1 million of environmental liabilities assumed through acquisitions completed during the year; (b) an additional increase of $5.3 million associated with the Kansas City release discussed above, and (c) the quarterly and annual site assessments by MMP’s remediation project managers.

Known environmental liabilities at December 31, 2004 are based on estimates that are subject to change, and any changes to these estimates would impact our results of operations and financial position. For example, if environmental liabilities increased by as much as 15% and assuming that none of this increase was covered by indemnifications or insurance, our expenses would increase by $9.0 million. As a result, our operating profit would decrease by the same amount, or 6%. Assuming our minority interest ownership at December 31, 2004 and assuming our allocation of MMP’s net income for the fourth quarter of 2004 of 14.7%, the impact of this change on our net income for 2004 would be a decrease of $1.3 million, or 8%. This increase in environmental liabilities would decrease partners’ capital by approximately 3%. The impact of such an increase in environmental costs would likely not affect our liquidity because, even with the increased costs, we would still comply with the covenants of our long-term debt agreements as discussed above under “Liquidity and Capital Resources—Liquidity.”

Depreciation Methods and Estimated Useful Lives of Property, Plant and Equipment

Property, plant and equipment is generally recorded at cost. Property, plant and equipment purchased under transactions accounted for as acquisitions of businesses are recorded at fair value. When we acquired our interests in MMP in June 2003, we recorded MMP’s property, plant and equipment at 55% (our ownership interest on the date of the acquisition) of fair value and 45% of historical carrying value. Property, plant and equipment is depreciated using the straight-line method over the asset’s estimated useful life. Depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the periods it benefits. Straight-line depreciation results in depreciation expense being incurred evenly over the life of the asset. At December 31, 2003 and 2004, the net book value of property, plant and equipment was $1.4 billion and $1.9 billion, respectively and recorded depreciation expense was $42.9 million and $55.9 million during 2003 and 2004, respectively.

The determination of an asset’s estimated useful life takes a number of factors into consideration, including technological change, normal depreciation and actual physical usage. If any of these assumptions subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense. MMP’s terminals, pipelines and related equipment have estimated useful lives of three to 59 years, with a weighted-average asset life of approximately 40 years. If the estimates of these asset lives changed such that the average estimated asset life was 35 years, depreciation expense on MMP’s assets for 2004 would increase by $7.6 million and operating profit would decrease by the same amount, or 5%. Assuming our minority interest ownership at December 31, 2004 and assuming our allocation of MMP’s net income for the fourth quarter of 2004 of 14.7%, the impact of this change on our net income for 2004 would be a decrease of $1.1 million, or 7%. Such a change would decrease partners’ capital by approximately 2%. The impact of such an increase in depreciation costs would likely not have affected our liquidity because, even with the increased costs, we would still comply with the covenants of our long-term debt agreements as discussed above under “Liquidity and Capital Resources—Liquidity.”

New Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board, or FASB, issued Emerging Issue Task Force, or EITF, issue No. 04-13, “Accounting for Purchases and Sales of Inventory With the Same Counterparty.” In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”. The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. The adoption of this EITF will not have a material impact on our results of operations, financial position or cash flows.

In June 2005, the FASB issued EITF issue No. 04-5. In EITF 04-5, the Task Force reached a consensus that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner depends on whether the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights.

In May 2005, the FASB published Statement of Financial Accounting Standard, or SFAS, No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. We plan to adopt SFAS No. 154 in January 2006 and its adoption is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment,” referred to as “SFAS No. 123R.” This Statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This revision requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. The Standard is effective as of the beginning of the first interim period that begins after December 31, 2005. This Statement applies to all awards granted after the required effective date but is not to be applied to awards granted in periods before the required effective date except to the extent that awards from prior periods are modified, repurchased or cancelled after the required effective date. We intend to adopt the Statement on December 31, 2005, using the modified prospective application method. Under the modified prospective method, we will be required to account for all of our equity-based incentive awards granted prior to December 31, 2005, using the fair value method as defined in SFAS No. 123 instead of our current methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of our awards, we recognize compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123. Consequently, the initial adoption and application of SFAS No. 123R will not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The initial adoption and application of SFAS No. 153 did not have a material impact on our financial position, results of operations or cash flows.

In May 2004, the FASB issued FASB Staff Position, or FSP, No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Prescription Drug Act. FSP No. 106-2 superseded FSP No. 106-1, issued in January 2004. FSP No. 106-2 provides accounting guidance for employers that sponsor post-retirement health care plans who provide prescription drug benefits and receive the subsidy available under the Prescription Drug Act. FSP No. 106-2 also provides disclosure requirements about the effects of the subsidy for companies that offer prescription drug benefits. FAS No. 106-2 was effective on July 1, 2004 and did not have a material impact on our financial position, results of operations or cash flows during 2004.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits.” This revision requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other post-retirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring companies to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The additional disclosure requirements of this Statement were effective for quarters beginning after December 15, 2003 and for fiscal years ending after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement had no impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement must be applied prospectively. This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The application of this Statement did not have a material impact on our financial position, results of operations or cash flows upon its initial adoption.

In April 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The interpretation included a new consolidation model, the variable interest model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN No. 46 requires that all entities, with limited exceptions, be evaluated to determine whether or not they are variable interest entities, or VIEs. All VIEs then are evaluated for consolidation based on their variable interests. The party with the majority of the variability in gains and losses of the VIE is the VIE’s primary beneficiary and is required to consolidate the VIE. The interpretation’s provisions were effective for enterprises with variable interests in VIE’s created after January 31, 2003. The application of FIN No. 46 had no impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

MMP may be exposed to market risk through changes in commodity prices and interest rates. It does not have foreign exchange risks. We have established policies to monitor and control these market risks.

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which MMP is exposed is interest rate risk. As of September 30, 2005, MMP had no variable interest debt outstanding; however, because of certain interest rate swap agreements discussed below, it is exposed to interest rate market risk on $350.0 million of its debt. If LIBOR were to change by 0.25%, MMP’s annual interest expense would change by $0.9 million.

During May 2004, MMP entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline senior notes. It has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the agreements, MMP receives 7.7% (the interest rate of the Magellan Pipeline senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007. Payments settle in April and October of each year with LIBOR set in arrears. The fair value of this hedge at September 30, 2005 was $(1.9) million.

During October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of its $250.0 million of senior notes due 2016. It has accounted for this interest rate hedge as a fair value hedge. The notional amount of the interest rate swap agreement is $100.0 million. Under the terms of the agreement, MMP receives 5.65% (the interest rate of the senior notes) and pays LIBOR plus 0.6%. This hedge effectively converts $100.0 million of MMP’s 5.65% fixed-rate debt to floating-rate debt. The interest rate swap agreement began on October 15, 2004 and expires on October 15, 2016. Payments settle in April and

October of each year with LIBOR set in arrears. The fair value of this hedge at September 30, 2005 was $2.9 million.

As of September 30, 2005, MMP had entered into futures contracts for the acquisition of approximately 0.7 million barrels of petroleum products. The notional value of these agreements, with maturities from October 2005 through March 2006, was approximately $27.4 million.

As of September 30, 2005, MMP had entered into futures contracts for the sale of approximately 0.9 million barrels of petroleum products. The notional value of these agreements, with maturities from October 2005 through March 2006, was approximately $58.9 million.

BUSINESS

Magellan Midstream Holdings, L.P.

We own and control Magellan GP, LLC, which is the general partner of Magellan Midstream Partners, L.P., a publicly traded limited partnership (New York Stock Exchange symbol: MMP). MMP is principally engaged in the transportation, storage and distribution of refined petroleum products. Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the following:

•	the general partner interest in MMP, which currently entitles us to receive 2% of the cash distributed by MMP; and

•	100% of the incentive distribution rights in MMP, which entitle us to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP unit in any quarter.

We expect our initial quarterly cash distribution to be $0.195 per common unit, or $0.78 per common unit on an annualized basis. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of the general partner interest and incentive distribution rights in MMP. To achieve this objective, we intend to actively manage MMP to successfully execute MMP’s business strategy, which includes continued growth through strategic acquisitions and expansion projects that increase cash distributions. In the future, we also may facilitate MMP’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

MMP is required by its partnership agreement to distribute all of its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of MMP’s business or to provide funds for future distributions. Like MMP, we are structured as a limited partnership and distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. However, our partnership agreement, unlike MMP’s partnership agreement, does not entitle our general partner to incentive distribution rights.

MMP has increased its quarterly cash distribution for 18 consecutive quarters since its initial public offering in February 2001, including the most recent declaration by the board of directors of its general partner on October 20, 2005. As a result, since its initial public offering, MMP has more than doubled its quarterly cash distribution from $0.263 per limited partner unit, or $1.05 on an annualized basis, to $0.531 per limited partner unit, or $2.13 on an annualized basis. Under MMP’s current ownership structure, the current distribution of $0.531 per unit will result in a quarterly distribution to us of $11.4 million (or approximately $45.7 million on an annualized basis), consisting of $0.9 million from Magellan GP, LLC’s general partner interest in MMP and $10.5 million from the incentive distribution rights.

Incentive distribution rights entitle us to receive increasing percentages of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP limited partner unit in any quarter. The following table illustrates the percentage allocations of distributions between the owners of MMP, including us, at the target distribution levels contained in MMP’s partnership agreement.

MMP Quarterly Distribution Per Unit	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to us as a Percentage of Total Distributions
		General Partner Interests	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

For the quarter ended September 30, 2005, MMP declared a distribution of $0.531 per limited partner unit, which entitles us to receive 50%, including our current 2% general partner interest, of the incremental cash distribution from MMP in excess of its highest target distribution level of $0.393750 per limited partner unit.

In connection with MMP’s October 2004 acquisition of certain pipeline and terminal assets, MMP’s partnership agreement was amended to reduce the incentive distributions by $1.25 million for 2004, $5.0 million (or $1.25 million per quarter) for 2005 and $3.0 million (or $0.75 million per quarter) for 2006. Contemporaneously with the closing of this offering, we intend to make a capital contribution to MMP equal to the present value of the remaining reductions in incentive distributions as of the closing of this offering. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

The impact to us of changes in MMP’s cash distribution levels will vary depending on several factors, including MMP’s outstanding common units at the time of the cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of MMP. Please read “Risk Factors.”

We expect to make an initial quarterly cash distribution of $0.195 per common unit, or $0.78 per common unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. If MMP is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in MMP’s distributions. In May 2006, we expect to pay a distribution equal to the initial quarterly distribution prorated for the portion of the quarter ending March 31, 2006 that we are a publicly traded partnership. However, we cannot assure you that any distributions will be declared or paid. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Magellan Midstream Partners, L.P.

Overview

Magellan Midstream Partners, L.P. is a publicly traded Delaware limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products.

MMP’s assets currently consist of:

•	an 8,500-mile petroleum products pipeline system, including 44 petroleum products terminals, serving the mid-continent region of the United States, referred to as the petroleum products pipeline system;

•	seven petroleum products terminal facilities located along the United States Gulf and East Coast, referred to as marine terminal facilities;

•	29 petroleum products terminals located principally in the southeastern United States, referred to as inland terminals; and

•	an 1,100-mile ammonia pipeline system serving the mid-continent region of the United States.

MMP has primarily grown through acquisitions of pipelines and terminals. Since MMP completed its initial public offering of common units in February 2001, it has completed numerous acquisitions for an aggregate purchase price of approximately $1.8 billion. MMP further intends to continue to pursue the following business strategies:

•	growth through strategic acquisitions and expansion projects that increase per unit cash flow;

•	generate stable cash flows to make quarterly cash distributions; and

•	conduct safe and efficient operations.

We believe that MMP is well-positioned to execute its business strategies successfully because of the following competitive strengths:

•	MMP’s assets are strategically located in areas with high demand for its services;

•	MMP has long-term relationships with many of its customers that utilize its pipeline and terminal assets;

•	MMP has a strong financial position that allows it to make acquisitions and complete expansion projects; and

•	MMP’s senior management has extensive industry experience.

Industry Background

The United States petroleum products transportation and distribution system links oil refineries to end-users of gasoline and other petroleum products and is comprised of a network of pipelines, terminals, storage facilities, tankers, barges, rail cars and trucks. For transportation of petroleum products, pipelines are generally the lowest-cost alternative for intermediate and long-haul movements between different markets. Throughout the distribution system, terminals play a key role in moving products to the end-user markets by providing storage, distribution, blending and other ancillary services. Petroleum products transported, stored and distributed through MMP’s petroleum products pipeline system and petroleum products terminals include:

•	refined petroleum products, which are the output from refineries and are primarily used as fuels by consumers. Refined petroleum products include gasoline, diesel, aviation fuel, kerosene and heating oil;

•	liquefied petroleum gases, or LPGs, which are produced as by-products of the crude oil refining process and in connection with natural gas production. LPGs include butane and propane;

•	blendstocks, which are blended with petroleum products to change or enhance their characteristics such as increasing a gasoline’s octane or oxygen content. Blendstocks include alkylates and oxygenates;

•	heavy oils and feedstocks, which are used as burner fuels or feedstocks for further processing by refineries and petrochemical facilities. Heavy oils and feedstocks include # 6 fuel oil and vacuum gas oil; and

•	crude oil and condensate, which are used as feedstocks by refineries.

The Gulf Coast region is a significant supply source for MMP’s facilities and is a major hub for petroleum refining. According to the Energy Information Administration’s “Petroleum Supply Annual for 2004,” the Gulf Coast region accounted for approximately 44% of total U.S. daily refining capacity and 67% of U.S. refining capacity expansion from 1999 to 2004. The growth in Gulf Coast refining capacity has resulted in part from consolidation in the petroleum industry to take advantage of economies of scale from operating larger, concentrated refineries. We expect this trend to continue in order to meet growing domestic and international demand. According to the Energy Information Administration’s “Petroleum Supply Annual for 2004”, the amount of petroleum products exported from the Gulf Coast region increased by approximately 30%, or 321 million barrels from 1990 to 2004. The growth in refining capacity and increased product flow attributable to the Gulf Coast region has increased demand for transportation, storage and distribution facilities.

MMP’s Operations

Petroleum Products Pipeline System

During October 2004, MMP acquired a 2,000-mile petroleum products pipeline system. This strategic acquisition extended the reach of MMP’s existing pipeline system into key markets in Colorado and western and northern Texas. This pipeline system was already interconnected with MMP’s existing petroleum products pipeline in Oklahoma, thereby providing MMP with a direct connection to the U.S. Gulf Coast, which is the primary refining region of the United States and a major point of entry for foreign imports of refined petroleum products. As a result, MMP’s common carrier petroleum products pipeline system now extends 8,500 miles and covers a 13-state area, extending from Texas through the Midwest to Colorado, North Dakota, Minnesota and Illinois. MMP’s pipeline system transports petroleum products and LPGs and includes 44 terminals. The products transported on MMP’s pipeline system are largely transportation fuels, and in 2004 were comprised of 55% gasoline, 35% distillates (which includes diesel fuels and heating oil) and 10% LPGs and aviation fuel. Product originates on MMP’s pipeline system from direct connections to refineries and interconnections with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airports and other end-users. The petroleum products pipeline system segment accounted for 89% of MMP’s consolidated total revenues for the nine months ended September 30, 2005 and 83%, 80% and 79% of MMP’s consolidated total revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

MMP’s petroleum products pipeline system is dependent on the ability of refiners and marketers to meet the demand for refined petroleum products and LPGs in the markets it serves through their shipments on MMP’s pipeline system. According to statistics provided by the Energy Information Administration, the demand for refined petroleum products in the primary market areas served by MMP’s petroleum products pipeline system, known as Petroleum Administration for Defense District, or PADD, II, is expected to grow at an average rate of approximately 1.5% per year over the next 10 years. The total production of refined petroleum products from refineries located in PADD II is currently insufficient to meet the demand for refined petroleum products in PADD II. The excess PADD II demand has been and is expected to be met largely by imports of refined petroleum products via pipelines from Gulf Coast refineries that are located in PADD III, which represents the Gulf Coast region.

MMP’s petroleum products pipeline system is well connected to Gulf Coast refineries. In addition to its own pipeline that originates in the Gulf Coast region, MMP also has interconnections with the Explorer, CITGO and Seaway/ConocoPhillips pipelines. These connections to Gulf Coast refineries, together with its pipeline’s extensive network throughout PADD II and connections to PADD II refineries, should allow MMP to accommodate not only demand growth, but also major supply shifts that may occur.

MMP’s petroleum products pipeline system has experienced increased shipments over each of the last three years, with total shipments increasing by 7.8% from 2002 to 2004. The volume increases have come through a combination of acquisitions, overall market demand growth, development projects on MMP’s system and from incentive agreements with shippers utilizing its system. The operating statistics below reflect MMP’s petroleum products pipeline system’s operations for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Shipments (thousands of barrels):
Refined products
Gasoline	139,073	137,752	140,320
Distillates	73,559	78,264	89,614
Aviation fuel	14,081	13,691	16,709
LPGs	7,910	7,922	8,385

	234,623	237,629	255,028

Capacity lease	25,465	25,647	25,324

Total shipments	260,088	263,276	280,352

Daily average (thousands of barrels)	713	721	766

The maximum number of barrels that MMP’s petroleum products pipeline system can transport per day depends upon the operating balance achieved at a given time between various segments on its pipeline system.

This balance is dependent upon the mix of petroleum products to be shipped and the demand levels at the various delivery points. MMP believes that it will be able to accommodate anticipated demand increases in the markets it serves through expansions or modifications of MMP’s petroleum products pipeline system, if necessary.

Operations.    MMP’s petroleum products pipeline system is the largest common carrier pipeline for refined petroleum products and LPGs in the United States in terms of pipeline miles. Through direct refinery connections and interconnections with other interstate pipelines, MMP’s system can access more than 40% of the refinery capacity in the continental United States. In general, MMP does not take title to the petroleum products it transports except with respect to a specific product supply agreement that it assumed in October 2004 and MMP’s petroleum products management operation.

MMP’s petroleum products pipeline system generates approximately 80% of its revenue, excluding product sales revenues, through transportation tariffs on volumes shipped. These transportation tariffs vary depending upon where the product originates, where ultimate delivery occurs and any applicable discounts. All interstate transportation rates and discounts are in published tariffs filed with the FERC. Included as a part of these tariffs are charges for terminalling and storage of products at 38 of MMP’s pipeline system’s 44 terminals. Revenues from terminalling and storage at six of MMP’s terminals are at privately negotiated rates. Published tariffs serve as contracts and shippers nominate the volume to be shipped up to a month in advance. In addition, MMP enters into supplemental agreements with shippers that commonly result in volume and/or term commitments by shippers in exchange for reduced tariff rates or capital expansion commitments on its part. These agreements have terms ranging from one to ten years. Approximately 54% of the shipments in 2004 were subject to these supplemental agreements. While many of these agreements do not represent guaranteed volumes, they do reflect a significant level of shipper commitment to MMP’s petroleum products pipeline system.

MMP’s petroleum products pipeline system generates the remaining 20% of its revenues, excluding product sales revenues, from leasing pipeline and storage tank capacity to shippers and from providing product and other services such as ethanol unloading and loading, additive injection, laboratory testing and data services to shippers. Product services such as ethanol unloading and loading, additive injection, custom blending and laboratory testing are performed under a mix of “as needed”, monthly and long-term agreements. In January 2004, MMP began serving as a subcontractor to an affiliate of Williams for the operations of Longhorn Partners Pipeline, L.P., or Longhorn, taking over as operator in April 2005, and in March 2004 MMP began operating the Osage Pipeline system. MMP receives fees for performing these services.

Product sales revenues for the petroleum products pipeline system primarily result from: (i) a third-party supply agreement assumed as part of the assets acquired in October 2004; (ii) the sale of products that are produced from fractionating transmix; and (iii) MMP’s petroleum products management operation. MMP takes title to the products related to these activities. Although the revenues generated from these activities were $449.1 million, $265.0 million and $107.6 million for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003, respectively, the difference between product sales and product purchases, which we believe better represents the importance of these activities, was $38.0 million, $16.6 million and $9.6 million for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003, respectively, as product purchases were $411.1 million, $248.4 million and $98.0 million for the nine months ended September 30, 2005 and for the years ended December 31, 2004 and 2003, respectively. Revenues increased in 2004 over 2003 by $157.4 million primarily as a result of MMP’s third-party supply agreement assumed with the assets acquired in October 2004.

Facilities.    MMP’s petroleum products pipeline system consists of an 8,500-mile pipeline with 44 terminals and includes more than 26.0 million barrels of aggregate usable storage capacity. The terminals deliver petroleum products primarily into tank trucks.

Petroleum Products Supply.    Petroleum products originate from both refining and pipeline interconnection points along MMP’s pipeline system. In 2004, 59% of the petroleum products transported on MMP’s petroleum products pipeline system originated from 10 direct refinery connections and 41% originated from multiple interconnections with other pipelines. As set forth in the table below, MMP’s system is directly connected to, and receives product from, 10 operating refineries.

Major Origins—Refineries (Listed Alphabetically)

Company	Refinery Location
Coffeyville Resources	Coffeyville, KS
ConocoPhillips	Ponca City, OK
Flint Hills Resources (Koch)	Pine Bend, MN
Frontier Oil Corporation	El Dorado, KS
Gary Williams Energy Corp.	Wynnewood, OK
Marathon Ashland Petroleum Company	St. Paul, MN
Murphy Oil USA, Inc.	Superior, WI
Sinclair Oil Corp.	Tulsa, OK
Sunoco, Inc.	Tulsa, OK
Valero Energy Corp.	Ardmore, OK

The most significant of MMP’s pipeline connections is to Explorer Pipeline in Glenpool, Oklahoma, which transports product from the large refining complexes located on the Texas and Louisiana Gulf Coast. MMP’s pipeline system is also connected to all Chicago area refineries through the West Shore Pipe Line.

Major Origins—Pipeline Connections (Listed Alphabetically)

Pipeline	Connection Location	Source of Product
BP	Manhattan, IL	Whiting, IN refinery
Cenex	Fargo, ND	Laurel, MT refinery
CITGO	Drumright, OK	Various Gulf Coast refineries
ConocoPhillips	Kansas City, KS	Various Gulf Coast refineries (via Seaway/Standish Pipeline); Borger, TX refinery
Explorer	Glenpool, OK; Mt. Vernon, MO	Various Gulf Coast refineries

Kaneb (Valero)	El Dorado, KS; Minneapolis, MN	Various OK & KS refineries; Mandan, ND refinery
Kinder Morgan	Plattsburg, MO; Des Moines, IA; Wayne, IL	Bushton, KS storage and Chicago area refineries
Mid-America (Enterprise)	El Dorado, KS	Conway, KS storage
Sinco	East Houston, TX	Deer Park, TX refinery
Total (Valero)	Wynnewood, OK	Ardmore, OK refinery
West Shore	Chicago, IL	Various Chicago, IL area refineries

Customers and Contracts.    MMP ships petroleum products for several different types of customers, including independent and integrated oil companies, wholesalers, retailers, railroads, airlines and regional farm cooperatives. End markets for these deliveries are primarily retail gasoline stations, truck stops, farm cooperatives, railroad fueling depots and military and commercial jet fuel users. Propane shippers include wholesalers and retailers who, in turn, sell to commercial, industrial, agricultural and residential heating customers, as well as utilities who use propane as a fuel source.

For the year ended December 31, 2004, MMP’s petroleum products pipeline system had approximately 50 transportation customers. The top 10 shippers included several independent refining companies, integrated oil companies and one farm cooperative, and revenues attributable to these top 10 shippers for the year ended December 31, 2004, represented 54% of total revenues for MMP’s petroleum products pipeline system and 63% of revenues excluding product sales.

Product sales primarily relate to the third-party supply agreement we assumed in connection with the assets acquired in October 2004, sales of transmix and other petroleum products to trading and marketing companies.

Markets and Competition.    In certain markets, barge, truck or rail provide an alternative source for transporting refined products; however, pipelines are generally the lowest-cost alternative for petroleum product movements between different markets. As a result, MMP’s pipeline system’s most significant competitors are other pipelines that serve the same markets.

Competition with other pipeline systems is based primarily on transportation charges, quality of customer service, proximity to end-users and longstanding customer relationships. However, given the different supply sources on each pipeline, pricing at either the origin or terminal point on a pipeline may outweigh transportation costs when customers choose which line to use.

Another form of competition for all pipelines is the use of exchange agreements among shippers. Under these arrangements, a shipper will agree to supply a market near its refinery or terminal in exchange for receiving supply from another refinery or terminal in a more distant market. These agreements allow the two parties to reduce the volumes transported and the average transportation rate paid to MMP. MMP has been able to compete with these alternatives through price incentives and through long-term commercial arrangements with potential exchange partners. Nevertheless, a significant amount of exchange activity has occurred historically and is likely to continue.

Petroleum Products Terminals

Within its petroleum products terminals network, MMP operates two types of terminals: marine terminals and inland terminals. MMP’s marine terminals are located in close proximity to refineries and are large storage and distribution facilities that handle refined petroleum products, blendstocks, ethanol, heavy oils, feedstocks, crude oil and condensate. MMP’s inland terminals are primarily located in the southeastern United States along third-party pipelines such as Colonial, Explorer, Plantation and TEPPCO. MMP’s facilities receive products from pipelines and distribute them to third parties at the terminals, which in turn deliver them to end-users such as retail outlets. Because these terminals are unregulated, the marketplace determines the prices MMP can charge for its services. The petroleum products terminals segment accounted for 10%, 15%, 17% and 18% of MMP’s consolidated total revenues for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively.

Marine Terminals.    MMP owns and operates seven marine terminals, including five marine terminals located along the U.S. Gulf Coast. MMP’s marine terminals are large storage and distribution facilities, with an aggregate storage capacity in excess of 20.0 million barrels, which provide inventory management, storage and distribution services for refiners and other large end-users of petroleum products.

MMP’s marine terminals primarily receive petroleum products by ship and barge, short-haul pipeline connections from neighboring refineries and common carrier pipelines. MMP distributes petroleum products from its marine terminals by all of those means as well as by truck and rail. Once the product has reached its marine terminals, MMP stores the product for a period of time ranging from a few days to several months. Products that MMP stores include petroleum products, blendstocks, crude oils, heavy oils and feedstocks. In addition to providing storage and distribution services, MMP’s marine terminals provide ancillary services including heating, blending and mixing of stored products and additive injection services.

MMP’s marine terminals generate fees primarily through providing long-term or spot demand storage services and inventory management for a variety of customers. In general, MMP does not take title to the products that are stored in or distributed from its terminals. Refiners and chemical companies will typically use MMP’s marine terminals because their facilities are inadequate, either because of size constraints or the specialized handling requirements of the stored product. MMP also provides storage services and inventory management to various industrial end-users, marketers and traders that require access to large storage capacity.

Customers and Contracts.    MMP has long-standing relationships with oil refiners, suppliers and traders at its facilities. During 2004, approximately 98% of MMP’s marine terminal capacity was utilized. As of December 31, 2004, approximately 60% of MMP’s usable storage capacity is under long-term contracts with remaining terms in excess of one year or that renew on an annual basis.

Markets and Competition.    MMP believes that the continued strong demand for its marine terminals results from its cost-effective distribution services and key transportation links. MMP experiences the greatest demand at its marine terminals in a “contango” market. A contango market condition exists when customers expect prices for petroleum products to be higher in the future. Under those conditions, customers tend to store more product to take advantage of the favorable pricing conditions expected in the future. When the opposite market condition known as “backwardation” exists, some companies choose not to store product or are less willing to enter into long-term storage contracts. The additional heating and blending services that MMP provides at its marine terminals attract additional demand for its storage services and result in increased revenue opportunities.

Several major and integrated oil companies have their own proprietary storage terminals along the Gulf Coast that are currently being used in their refining operations. If these companies choose to shut down their refining operations and elect to store and distribute refined petroleum products through their proprietary terminals, MMP would experience increased competition for the services that it provides. In addition, other companies have facilities in the Gulf Coast region that offer competing storage and distribution services.

Inland Terminals.    MMP owns and operates a network of 29 refined petroleum products terminals located primarily in the southeastern United States. MMP acquired six of these terminals in January 2004 and also acquired the remaining 21% ownership interest in eight terminals in which it previously had a 79% ownership interest. As a result, MMP now wholly owns 26 of the 29 terminals in its portfolio. MMP’s terminals have a combined capacity of 5.5 million barrels. MMP’s customers utilize these facilities to take delivery of refined petroleum products transported on major common carrier interstate pipelines. The majority of MMP’s inland terminals connect to the Colonial, Explorer, Plantation or TEPPCO pipelines and some facilities have multiple pipeline connections. During 2004, gasoline represented approximately 60% of the product volume distributed through MMP’s inland terminals, with the remaining 40% consisting of distillates.

MMP’s inland terminals typically consist of multiple storage tanks that are connected to a third-party pipeline system. MMP loads and unloads products through an automated system that allows products to move directly from the common carrier pipeline to its storage tanks and directly from its storage tanks to a truck or rail car loading rack.

MMP is an independent provider of storage and distribution services. Because MMP generally does not own the products moving through its terminals, it is not exposed to the risks of product ownership. MMP operates its inland terminals as distribution terminals and it primarily serves the retail, industrial and commercial sales markets. MMP provides inventory and supply management, distribution and other services such as injection of gasoline additives at its inland terminals.

MMP generates revenues by charging its customers a fee based on the amount of product that it delivers through its inland terminals. MMP charges these fees when it delivers the product to its customers and loads the product into a truck or rail car. In addition to throughput fees, MMP generates revenues by charging its customers a fee for injecting additives into gasoline, diesel and aviation fuel, and for filtering jet fuel.

Customers and Contracts.    When MMP acquires terminals, MMP generally enters into long-term throughput contracts with the sellers under which they agree to continue to use the facilities. In addition to these agreements, MMP enters into contracts with new customers that typically last for one year with a continuing one-year renewal provision. Most of these contracts contain a minimum throughput provision that obligates the customer to move a minimum amount of product through MMP’s terminals or pay for terminal capacity reserved but not used. MMP’s customers include retailers, wholesalers, exchange transaction customers and traders.

Markets and Competition.    MMP competes with other independent terminal operators as well as integrated oil companies on the basis of terminal location and versatility, services provided and price. MMP’s competition primarily comes from distribution companies with marketing and trading arms, independent terminal operators and refining and marketing companies.

Ammonia Pipeline System

MMP owns an 1,100-mile common carrier ammonia pipeline system. MMP’s pipeline system transports ammonia from production facilities in Texas and Oklahoma to terminals in the Midwest. The ammonia MMP transports is primarily used as a nitrogen fertilizer, an important element for maintenance of high crop yields. Ammonia is the most cost-effective source of nitrogen and the simplest nitrogen fertilizer. Ammonia is also the primary feedstock for the production of upgraded nitrogen fertilizers and chemicals. The ammonia pipeline system segment accounted for 1% of MMP’s consolidated total revenues for the nine months ended September 30, 2005, 2% for the year ended December 31 2004 and 3% for the years ended December 31, 2003 and 2002.

Operations.    MMP generates more than 90% of its revenue through transportation tariffs. These tariffs are “postage stamp” tariffs, which means that each shipper pays a defined rate per ton of ammonia shipped regardless of the distance that ton of ammonia travels on MMP’s pipeline. In addition to transportation tariffs, MMP also earns revenue by charging its customers for services at the six terminals it owns. MMP does not produce or trade ammonia, and it does not take title to the ammonia it transports.

Beginning in February 2003, a third-party pipeline company began providing the operating services and a portion of the general and administrative services for MMP’s ammonia pipeline system under an operating agreement with it.

Facilities.    MMP’s ammonia pipeline is one of two ammonia pipelines operating in the United States and has a maximum annual delivery capacity of approximately 900 thousand tons. MMP’s ammonia pipeline system originates at production facilities in Borger, Texas, Verdigris, Oklahoma and Enid, Oklahoma and terminates in Mankato, Minnesota.

MMP transports ammonia to 13 delivery points along its ammonia pipeline system, including 6 facilities which it owns. The facilities at these points provide MMP’s customers with the ability to deliver ammonia to distributors who sell the ammonia to farmers and to store ammonia for future use. These facilities also provide MMP’s customers with the ability to remove ammonia from MMP’s pipeline for distribution to upgrade facilities that produce complex nitrogen compounds.

Customers and Contracts.    MMP ships ammonia for three customers. Each of these customers has an ammonia production facility as well as related storage and distribution facilities connected to MMP’s ammonia pipeline. MMP’s previous transportation agreements expired on June 30, 2005. New agreements became effective July 1, 2005 and extend through June 2008.

Each transportation contract contains a ship or pay mechanism whereby each of MMP’s customers has committed a tonnage that it expects to ship. MMP’s aggregate annual commitments from its customers for the period July 1, 2005 through June 30, 2006 are 525 thousand tons. If a customer fails to ship its annual commitment, that customer must pay for the pipeline capacity it did not use.

Markets and Competition    Demand for nitrogen fertilizer has typically followed a combination of weather patterns and growth in population, acres planted and fertilizer application rates. Because natural gas is the primary feedstock for the production of ammonia, the profitability of our customers is impacted by natural gas prices. To the extent MMP’s customers are unable to pass on higher costs to their customers, they may reduce shipments through the ammonia pipeline system.

MMP competes primarily with ammonia shipped by rail carriers. Because the transportation and storage of ammonia requires specialized handling, it believes that pipeline transportation is the safest and most cost-effective method for transporting bulk quantities of ammonia. MMP also competes to a limited extent in the areas served by the far northern segment of its ammonia pipeline system with an ammonia pipeline owned by Valero L.P., which originates on the Gulf Coast and transports domestically produced and imported ammonia.

Major Customers

The percentage of revenues derived by customers that accounted for 10% or more of MMP’s consolidated total revenues is provided in the table below. Customer A is a customer of both MMP’s petroleum products pipeline system and petroleum products terminals segments. Customer B is a customer of MMP’s petroleum products pipeline system segment. Customer B is a customer of MMP’s petroleum products pipeline segment that purchases petroleum products from MMP pursuant to a supply agreement MMP assumed in connection with the acquisition of certain pipeline and terminal assets in October 2004.

	Year Ended December 31,			Nine Months Ended September 30, 2005
	2002	2003	2004
Customer A	4%	27%	19%	7%
Customer B	0%	0%	13%	44%

Total	4%	27%	32%	51%

MMP transports petroleum products for refiners and marketers in the petroleum industry. A significant portion of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to MMP’s customers are generally unsecured and the financial condition and creditworthiness of customers are periodically evaluated. MMP has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. MMP also requires additional security as it considers necessary. Issues impacting the petroleum refining and marketing and ammonia industries could impact MMP’s overall exposure to credit risk.

Tariff Regulation

Interstate Regulation.    MMP’s petroleum products pipeline system’s interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act, the Energy Policy Act of 1992 and rules and orders promulgated pursuant thereto. FERC regulation requires that interstate oil pipeline rates be filed with the FERC and posted publicly and that these rates be “just and reasonable” and nondiscriminatory. Rates of interstate oil pipeline companies, like those charged for MMP’s petroleum products pipeline system, are currently regulated by FERC primarily through an index methodology, which in its initial form allowed a pipeline to change its rates based on the annual change in the producer price index for finished goods, or PPI-FG, less 1%. As required by its own regulations, in July 2000, the FERC issued a Notice of Inquiry seeking comment on whether to retain or to change the existing rate indexing methodology. In December 2000, the FERC issued an order concluding that the rate index reasonably estimated the actual cost changes in the pipeline industry and should be continued for another five-year period, subject to review in July 2005. In February 2003, on remand of its December 2000 order from the U.S. Court of Appeals for the Washington D.C. Circuit, the FERC changed the rate indexing methodology to the PPI-FG, but without the subtraction of 1% as had been done previously. The FERC made the change prospective only, but did allow oil pipelines to recalculate their maximum ceiling rates as though the new rate indexing methodology had been in effect since July 1, 2001. Under the indexing regulations, a pipeline can request a rate increase that exceeds index levels for indexed rates using a cost-of-service approach, but only after the pipeline establishes that a substantial divergence exists between the actual costs experienced by the pipeline and the rate resulting from application of the PPI-FG. Approximately one-third of MMP’s petroleum products pipeline system is subject to this indexing methodology. In addition to rate indexing and cost-of-service filings, interstate oil pipeline companies may elect to support rate filings by obtaining authority to charge market-based rates or through an agreement between a shipper and the oil pipeline company that a rate is acceptable. Two-thirds of MMP’s petroleum products pipeline system’s markets are deemed competitive by the FERC, and it is allowed to charge market-based rates in these markets.

In July 2004, the United States Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, issued its opinion in BP West Coast Products, LLC v. FERC, which upheld, among other things, the FERC’s determination that certain rates of an interstate petroleum products pipeline, SFPP, L.P., or SFPP, were grandfathered rates under the Energy Policy Act of 1992 and that SFPP’s shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also vacated the portion of the FERC’s decision applying the Lakehead policy. In the Lakehead decision, the FERC allowed an oil pipeline publicly traded partnership to include in its cost-of-service an income tax allowance to the extent that its unitholders were corporations subject to income tax. In May and June 2005, the FERC issued a statement of general policy, as well as an order on remand of BP West Coast, respectively, in which the FERC stated it will permit pipelines to include in cost of service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Although the new policy is generally favorable for pipelines that are organized as pass-through entities, it still entails rate risk due to the case by case review requirement and the fact that the FERC has not indicated what evidence is required to establish such actual or potential income tax liability for all owners, a burden that must be satisfied in order to include a full tax allowance in cost of service. Further, the FERC’s BP West Coast remand decision and the new tax allowance policy have been appealed to the D.C. Circuit. In another proceeding, in order to qualify for an income tax allowance the FERC required a closely held limited liability company, another form of a pass-through entity, to provide data demonstrating (i) the distributive shares of corporate income attributable to its owners, (ii) that the owners would be subject to taxation at the 35% marginal corporate income tax rate and (iii) that the owners are taxed as corporations for federal tax purposes. Another more recent proceeding involving a publicly traded partnership is currently before the FERC but no order has been issued. As a result, the ultimate outcome of these proceedings is not certain and could result in changes to the FERC’s treatment of income tax allowances in cost of service.

The Surface Transportation Board, or STB, a part of the United States Department of Transportation, has jurisdiction over interstate pipeline transportation and rate regulations of ammonia. Transportation rates must be reasonable and a pipeline carrier may not unreasonably discriminate among its shippers. If the STB finds that a carrier’s rates violate these statutory commands, it may prescribe a reasonable rate. In determining a reasonable rate, the STB will consider, among other factors, the effect of the rate on the volumes transported by that carrier, the carrier’s revenue needs and the availability of other economic transportation alternatives.

The STB does not need to provide rate relief unless shippers lack effective competitive alternatives. If the STB determines that effective competitive alternatives are not available and a pipeline holds market power, then MMP may be required to show that its rates are reasonable.

Intrastate Regulation.    Some shipments on MMP’s petroleum products pipeline system move within a single state and thus are considered to be intrastate commerce. MMP’s petroleum products pipeline system is subject to certain regulation with respect to such intrastate transportation by state regulatory authorities in the states of Colorado, Illinois, Kansas, Oklahoma and Texas. However, in most instances, the state commissions have not initiated investigations of the rates or practices of petroleum products pipelines.

Because in some instances MMP transports ammonia between two terminals in the same state, its ammonia pipeline operations are subject to regulation by the state regulatory authorities in Iowa, Nebraska, Oklahoma and Texas. Although the Oklahoma Corporation Commission and the Texas Railroad Commission have the authority to regulate MMP’s rates, the state commissions have generally not investigated the rates or practices of ammonia pipelines in the absence of shipper complaints.

Maintenance and Safety Regulations

MMP believes its assets are operated and maintained in material compliance with applicable federal, state and local laws and regulations, and in accordance with other generally accepted industry standards and practices.

MMP’s assets are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. The OSHA hazard communication standard and comparable state statutes require it to organize and disclose information about the hazardous materials used in its operations. Certain parts of this information must be reported to employees, state and local governmental authorities and local citizens upon request. At qualifying facilities, MMP is subject to OSHA Process Safety Management regulations that are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

MMP’s pipeline systems are also subject to regulation by the United States Department of Transportation under the Hazardous Liquid Pipeline Safety Act, or HLPSA, of 1979, as amended, and comparable state statutes relating to the design, installation, testing, construction, operation, replacement and management of its pipeline facilities. HLPSA covers petroleum, petroleum products and anhydrous ammonia and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to make certain reports and provide information as required by the Department of Transportation.

In December 2000, the Department of Transportation adopted new regulations requiring operators of hazardous liquid interstate pipelines to develop and follow an integrity management program that provides for assessment of the integrity of all pipeline segments that could affect designated “high consequence areas,” including high population areas, drinking water, commercially navigable waterways and ecologically sensitive resource areas. Segments of MMP’s pipeline systems have the potential to impact high consequence areas. Through December 31, 2004, MMP has spent approximately $32.0 million relative to integrity assessments and anticipates spending approximately $53.0 million during the next five years associated with system integrity assessments. These cost estimates could increase in the future if additional safety measures are required.

In 2003, Shell entered into a consent decree with the EPA which, among other things, included testing, maintenance, monitoring and reporting requirements for two of the pipelines MMP acquired from Shell. The consent decree extends until 2008. Under its purchase agreement with Shell, MMP agreed, at its own expense, to complete any remaining corrective action(s) required under the consent decree with respect to these pipelines and accordingly recognized a liability of approximately $8.6 million. Shell retains responsibility to the EPA for compliance with the terms of the consent decree.

MMP’s marine terminals are subject to United States Coast Guard regulations and comparable state statutes relating to the design, installation, testing, construction, operation, replacement and management of these assets.

Environmental

General.    The operation of MMP’s pipeline systems, terminals and associated facilities is subject to strict and complex laws and regulations relating to the protection of the environment. This body of laws and regulations regulates many aspects of MMP’s business including the generation and disposal of waste, discharge of process and storm water, air emissions, remediation requirements as well as facility design requirements to protect against releases into the environment. As an owner or lessee and operator of these facilities, MMP is in substantial compliance with federal, state and local laws and regulations.

Estimates provided below for remediation costs assume that MMP will be able to use traditionally acceptable remedial and monitoring methods, as well as associated engineering or institutional controls to comply with applicable regulatory requirements. These estimates include the cost of performing environmental assessments, remediation and monitoring of the impacted environment such as soils, groundwater and surface water conditions. Remediation costs are estimates only and MMP cannot predetermine whether the actual total remediation costs will exceed estimated amounts. MMP is not aware of any potential remediation claims by third parties that could be materially adverse to its operations, financial position or cash flow.

MMP may experience future releases of regulated materials into the environment or discover historical releases that were previously unidentified or not assessed. While an asset integrity and maintenance program designed to prevent and promptly detect and address releases is an integral part of MMP’s operations, damages and liabilities arising out of any future environmental release from its assets have the potential to have a material adverse effect on its financial position, cash flow and results of operations.

Environmental Indemnification Settlement.    Prior to May 27, 2004, Williams had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that Williams contributed to MMP at the time of our initial public offering or which MMP subsequently acquired from Williams. In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from these indemnifications. Under this agreement, MMP received $35.0 million and $27.5 million from Williams on July 1, 2004 and 2005, respectively, and expects to receive installment payments from Williams of $20.0 million and $35.0 million on July 1, 2006 and 2007, respectively. While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee benefits matters;

•	Issues involving rights of way, easements and real property, including asset titles; and

•	Unlimited losses and damages related to tax liabilities.

As of December 31, 2004 and September 30, 2005, known liabilities that would have been covered by Williams’ previous indemnity agreements were $40.8 million and $43.0 million, respectively. Through September 30, 2005, MMP has spent $14.3 million of the $117.5 million indemnification settlement amount for indemnified matters, including $5.1 million of capital costs.

Known Environmental Liabilities.    Our consolidated balance sheet reflects estimated environmental liabilities of $59.1 million at September 30, 2005. These liabilities are provided on an undiscounted basis and have been classified as current or non-current based on estimates regarding the timing of actual payments, which are expected to occur over the next 10 years. MMP’s liabilities include:

•

In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act, or the Act, served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from Magellan Pipeline operations. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice, or DOJ, that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention, Control and Countermeasure, or SPCC, requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP has responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million.

•	Estimated environmental liabilities assumed in conjunction with acquisitions completed during 2004, which totaled $6.1 million; and

•	Estimated environmental liabilities recorded as a part of MMP’s on-going operations.

Other Environmental Matters.    MMP has evaluated the SPCC regulations for potential deficiencies at its petroleum products terminals and is in the process of implementing corrective actions associated with identified potential deficiencies. It has estimated the capital liability associated with the corrective actions to be approximately $15.0 million with spending to occur through 2007.

Environmental Receivables.    In June 2003, we assumed a $21.9 million obligation from Williams to indemnify MMP for certain identified environmental liabilities (previously identified under Acquisition Indemnity Agreement above. As of December 31, 2004 and September 30, 2005, our obligation to MMP was $11.5 million and $8.0 million, respectively. Environmental receivables from insurance carriers were $7.4 million at December 31, 2004.

Insurance Policies.    MMP has insurance policies which provide coverage for environmental matters associated with liabilities arising from sudden and accidental releases of products applicable to all of its assets. In conjunction with acquisitions, MMP generally purchases pollution legal liability insurance to cover pre-existing unknown conditions for the acquired assets with deductibles ranging from $0.1 million to $0.3 million.

Environmental Indemnifications From Third Parties.    Described below are environmental indemnifications provided by outside entities when MMP acquired certain of its assets:

•	In connection with the pipeline and terminal assets acquired in October 2004, the former owner retained liability for ongoing remediation for certain active remediation sites until monitoring only, or site closure, is received from the appropriate regulatory agencies. In addition, the former owner agreed to indemnify MMP for certain environmental liabilities arising from pre-closing conditions identified by October 1, 2006. The former owner’s environmental indemnification obligation is subject to a $0.3 million per-claim deductible and a $30.0 million aggregate cap;

•	MMP acquired an 100% ownership in six petroleum products terminals in the Southeast through a series of transactions: (1) a 45.5% interest in the terminals was acquired from Conoco, Inc. in 1996; (2) a 23.5% interest was acquired from TOC Terminals, Inc. in 1998; (3) a 10.0% interest was acquired from Murphy Oil USA, Inc. in 1999; and (4) a 21.0% interest was acquired from Murphy Oil USA, Inc. in 2004. Under the 1996 agreement, Conoco, Inc. retained liability for 45.5% of known environmental liabilities until agency closure is granted. Under the 1998 agreement, TOC Terminals, Inc. retained liability for 23.5% of known environmental liabilities until agency closure is granted, subject to a maximum aggregate liability of $0.5 million. Under the 2004 agreement, MMP assumed liability for 31.0% of known environmental liabilities. MMP has also assumed liability for all unknown environmental liabilities;

•	In connection with the acquisition of MMP’s two Little Rock, Arkansas terminals in June 2001, TransMontaigne Inc. retained liability for ongoing remediation activities until the site receives written completion or a closure order;

•	In connection with MMP’s acquisition of the New Haven, Connecticut marine terminal from Wyatt Energy, Inc. in August 2000, the seller indemnified MMP against liabilities related to known PCB contamination. MMP assumed all other environmental liabilities;

•	In connection with the 1999 acquisition of MMP’s Gulf Coast marine terminals, Amerada Hess Corporation, or Hess, retained certain liabilities, including liabilities for the performance of corrective actions associated with hydrocarbon recovery from ground water at its Corpus Christi terminal. However, if closure related to these corrective actions has not been received by July 2014, MMP will assume any remaining liability;

•	In connection with the terminal assets purchased from Amoco Oil Company, or Amoco, in January 1999, Amoco retained liability for all known remediation actions; however, if closure has not been received by January 7, 2014, MMP will assume any remaining liability; and

•	In connection with the acquisition of the Dallas terminal in December 1997, Mobil Oil Corporation retained liability for ongoing remediation activities; however, if closure has not been received by December 29, 2013, MMP will assume any remaining liability.

Hazardous Substances and Wastes.    In most instances, the environmental laws and regulations affecting MMP’s operations relate to the release of hazardous substances or solid wastes into water or soils, and include measures to control pollution of the environment. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment.

In 2003, the EPA notified Williams that it was a potentially responsible party for two Superfund sites. Williams has responded to both EPA correspondences indicating that neither Williams nor MMP has any documentation or knowledge of being a potentially responsible party at either site. MMP has since responded to a request from the EPA received in December 2004 seeking additional data regarding one of the sites, indicating that it had found no information regarding that site. The EPA has not responded to MMP on the other site matter.

MMP’s operations generate wastes, including hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. MMP is not currently required to comply with a substantial portion of the RCRA requirements because its operations routinely generate only small quantities of hazardous wastes, and MMP does not hold itself out as a hazardous waste treatment, storage or disposal facility operator that is required to obtain a RCRA hazardous waste permit. While RCRA currently exempts a number of wastes, including many oil and gas exploration and production wastes, from being subject to hazardous waste requirements, the EPA can consider requiring stricter disposal standards for non-hazardous wastes. Moreover, it is possible that additional wastes, which could include non-hazardous wastes currently generated during operations, may be designated as hazardous wastes. Hazardous wastes are subject to more rigorous and costly storage and disposal requirements than non-hazardous wastes. Changes in the regulations could have a material adverse effect on MMP’s expenses.

MMP owns or leases properties where hydrocarbons are being or have been handled for many years. Although it has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on, under or from the properties owned or leased by MMP or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under MMP’s control. These properties and wastes disposed thereon may be subject to the Superfund law, RCRA and analogous state laws. Under these laws, MMP could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to remediate contaminated property, including groundwater contaminated by prior owners or operators, or to make capital improvements to prevent future contamination. Although potential costs associated with the removal or remediation of previously disposed wastes is unknown, MMP does not expect these potential costs to have a material adverse effect on its or our financial condition or results of operations.

Above Ground Storage Tanks.    States in which MMP operates typically have laws and regulations governing above ground tanks containing liquid substances. Generally, these laws and regulations require that these tanks include secondary containment systems or that the operators take alternative precautions to ensure that no contamination results from any leaks or spills from the tanks. The Department of Transportation Office of Pipeline Safety has incorporated American Petroleum Institute Standard No. 653 to regulate above ground tanks subject to their jurisdiction. As part of its assessment of facility operations MMP has identified some above ground tanks at its terminals that either are, or are suspected of being, coated with lead-based paints. The removal and disposal of any paints that are found to be lead-based, whenever such activities are conducted in the future as part of its day-to-day maintenance activities, will require increased handling. However, MMP does not expect the costs associated with this increased handling to be significant. MMP believes that the future implementation of above ground storage tank laws or regulations will not have a material adverse effect on its or our financial condition or results of operations.

Water Discharges.    MMP’s operations can result in the discharge of pollutants, including oil. The Oil Pollution Act was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 or the Water Pollution Control Act and other statutes as they pertain to prevention and response to oil spills. The Oil Pollution Act subjects owners of facilities to strict, joint and potentially significant liability for removal costs and certain other consequences of an oil spill such as natural resource damages, where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill from one of MMP’s facilities into navigable waters, substantial liabilities could be imposed upon it. States in which MMP operates have also enacted similar laws. Regulations have been or are being developed under the Oil Pollution Act, as well as comparable state laws that may also impose additional regulatory burdens on MMP’s operations. Although the costs associated with complying with the amended regulations cannot be determined at this time, MMP does not expect these expenditures to have a material adverse effect on its or our financial condition or results of operations.

The Federal Water Pollution Control Act imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. This law and comparable state laws require that permits be obtained to discharge pollutants into state and federal waters and impose substantial potential liability for the costs of noncompliance and damages. Where required, MMP holds discharge permits that were issued under the Federal Water Pollution Control Act or a state-delegated program. While MMP has exceeded permit discharges at some of its terminals, MMP does not expect its non-compliance with existing permits and foreseeable new permit requirements to have a material adverse effect on its or our financial position or results of operations.

Air Emissions.    MMP’s operations are subject to the federal Clean Air Act and comparable state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. Amendments to the federal Clean Air Act enacted in 1990, as well as recent or soon to be proposed changes to state implementation plans, or SIPs, for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. As a result of these amendments, MMP’s facilities that emit volatile organic compounds or nitrogen oxides are subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. In addition, the amendments include an operating permit for major sources of volatile organic compounds, which applies to some of MMP’s facilities. MMP believes that it currently holds or has applied for all necessary air permits. Although it can give no assurances, MMP believes implementation of the 1990 federal Clean Air Act amendments and any changes to the SIPs pertaining to air quality in regional non-attainment areas will not have a material adverse effect on its or our financial condition or results of operations.

Title to Properties

Substantially all of MMP’s pipelines are constructed on rights-of-way granted by the apparent record owners of the property, and in some instances, these rights-of-way are revocable at the election of the grantor. Several rights-of-way for MMP’s pipelines and other real property assets are shared with other pipelines and by third parties. In many instances, lands over which rights-of-way have been obtained are subject to prior liens, which have not been subordinated to the rights-of-way grants. MMP has obtained permits from public authorities to cross over or under, or to lay facilities in or along, water courses, county roads, municipal streets and state highways, and in some instances, these permits are revocable at the election of the grantor. MMP has also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some cases, property for pipeline purposes was purchased in fee. In some states and under some circumstances, MMP has the right of eminent domain to acquire rights-of-way and lands necessary for its pipelines. The previous owners of the applicable pipelines may not have commenced or concluded eminent domain proceedings for some rights-of-way.

Some of the leases, easements, rights-of-way, permits and licenses that have been transferred to MMP will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. MMP believes that it has obtained or will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary for it to operate its business in all material respects. MMP believes that a failure to obtain all consents, permits or authorizations will not have a material adverse effect on the operation of its business.

MMP believes that it has satisfactory title to all of its assets or is entitled to indemnification from affiliates of Williams for (1) title defects to the ammonia pipeline that arise within 15 years after the closing of its initial public offering in February 2001 and (2) title defects related to the portion of its petroleum products pipeline system acquired from Williams in April 2002 that arise within ten years from the acquisition. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by it or its predecessor, MMP believes that none of these burdens should materially detract from the value of its properties or from its interest in them or should materially interfere with their use in the operation of its business.

Employees

To conduct MMP’s operations, our general partner employed as of September 30, 2005 approximately 1,016 employees, of whom 544 conduct the operations of MMP’s petroleum products pipeline system, 225 conduct the operations of MMP’s petroleum products terminals and 247 provide general and administrative services. We believe that our and MMP’s relationship with our general partners’ employees is satisfactory.

Litigation

Magellan Midstream Holdings, L.P.

We are not a party to any litigation.

Magellan Midstream Partners, L.P.

During 2001, the EPA, pursuant to Section 308 of the Clean Water Act, or Act, sent Williams an information request based on a preliminarily determination that Williams may have systematic problems with petroleum discharges from pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP acquired in April 2002. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice, or DOJ, that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violation of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those spills may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these spills if the EPA were to successfully seek and obtain injunctive relief. MMP responded to the March 2004 information request in a timely manner and entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. MMP has evaluated this issue and has accrued a liability based on its best estimates that is less than $22.0 million.

On April 22, 2005, MMP received a Notice of Probable Violation, Proposed Civil Penalty and Proposed Compliance Order, or NOPV, from the OPS, as a result of an inspection of its operator qualification records and procedures. The NOPV alleges that probable violations of 49 CFR Part 195.505 occurred in regards to its operator qualification program. The OPS has preliminarily assessed a civil penalty of $183,500. MMP has submitted a response to the NOPV, participated in a hearing at MMP’s request with the OPS and has submitted a post-hearing brief.

MMP has resolved a Notice of Violation dated June 14, 2002 with the Oklahoma Department of Environmental Quality (“ODEQ”) regarding an MMP terminal in Enid, Oklahoma and whether it was subject to the Maximum Achievable Control Technology (“MACT”) standards at 40 C.F.R. 63.420-429, National Emission Standard for Gasoline Distribution Facilities. MMP reached an agreement with ODEQ to comply with the MACT requirements and to pay a penalty of $475,000 over an eight-quarter period. MMP has paid $178,125 in penalties and still owes $296,875 in penalties that will be paid over five quarters.

During the second quarter of 2005, MMP experienced a product release involving approximately 2,800 barrels of gasoline from its petroleum products pipeline near its Kansas City, Kansas terminal. In regards to this release, MMP timely responded to an EPA request for information pursuant to Section 308 of the Clean Water Act. Management can provide no assurances that MMP will not be assessed civil or other statutory penalties of $100,000 or more by the EPA or other regulatory bodies associated with this release.

MMP is also a party to various legal actions that have arisen in the ordinary course of its business. MMP does not believe that the resolution of these matters will have a material adverse effect on its financial condition or results of operations.

MANAGEMENT

The following table sets forth certain information with respect to the executive officers and members of the board of directors of our general partner, Magellan Midstream Holdings GP, LLC, and the executive officers and members of the board of directors of MMP’s general partner, Magellan GP, LLC. Executive officers and directors of our general partner will serve until their successors are duly appointed or elected.

Name	Age	Position with Our General Partner	Position with MMP’s General Partner
Don R. Wellendorf	53	President and Chief Executive Officer	President, Chief Executive Officer and Chairman of the Board
John D. Chandler	36	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer
Lonny E. Townsend	48	Vice President, General Counsel and Assistant Secretary	Vice President, General Counsel, Compliance and Ethics Officer, and Assistant Secretary
Jim H. Derryberry	60	Vice President and Director	Director
Patrick C. Eilers	39	Vice President and Director	Director
N. John Lancaster, Jr.	37	Vice President and Director	Director
Thomas S. Souleles	37	Vice President and Director	Director
Michael N. Mears	42	—	Vice President, Transportation
Richard A. Olson	48	—	Vice President, Pipeline Operations
Brett C. Riley	35	—	Vice President, Business Development
Jay A. Wiese	49	—	Vice President, Terminal Services and Development
John P. DesBarres	66	—	Director
James R. Montague	58	—	Director
George A. O’Brien, Jr.	56	—	Director

Don R. Wellendorf has served as our President and Chief Executive Officer of our general partner since June 17, 2003. Mr. Wellendorf currently serves as the Chairman of the Board, President and Chief Executive Officer of MMP’s general partner and has served in such capacities since November 15, 2002. He served as President and Chief Executive Officer of MMP’s former general partner from May 13, 2002 until November 15, 2002 and served as a director of MMP’s former general partner from February 9, 2001 until November 15, 2002. He served as Treasurer and Chief Financial Officer of MMP’s former general partner from January 7, 2001 to July 24, 2002 and as Senior Vice President of MMP’s former general partner from January 7, 2001 until May 13, 2002. From 1998 to March 2003, he served as a Vice President of a subsidiary of Williams. Prior to Williams’ merger with MAPCO Inc., he served in various management positions since joining MAPCO in 1979.

John D. Chandler has served as a Vice President, Chief Financial Officer and Treasurer of our general partner since June 17, 2003. He has served as a Vice President since June 17, 2003 and the Chief Financial Officer and Treasurer of MMP’s general partner since November 15, 2002 and served in that capacity for MMP’s former general partner from July 24, 2002 until November 15, 2002. Mr. Chandler was Director of Financial Planning and Analysis for a subsidiary of Williams from September 2000 to July 2002. He also served as Director of Strategic Development for a subsidiary of Williams from 1999 to 2000. Prior to Williams’ merger with MAPCO Inc., he held various accounting and finance positions since joining MAPCO in 1992.

Lonny E. Townsend has served as a Vice President, the General Counsel and Assistant Secretary of our general partner since June 17, 2003. He has served as a Vice President and the General Counsel of MMP’s general partner since June 17, 2003 and as the Compliance and Ethics Officer since October 20, 2004. He was Assistant General Counsel for Williams from February 2001 to June 17, 2003. He also served in various other legal positions with Williams since joining Williams in 1991.

Jim H. Derryberry has served as a Director and Vice President of our general partner since February 1, 2005. Mr. Derrbyerry has also served as a director of MMP’s general partner since February 1, 2005. Mr. Derryberry is a co-founder of Riverstone Holdings, LLC where he has served as a Managing Director and Chief Operating Officer since May 2000. Prior to joining Riverstone, Mr. Derryberry was a Managing Director of J.P. Morgan where he served as head of the Natural Resources and Power Group.

Patrick C. Eilers has served as a Director and Vice President of our general partner since April 17, 2003. Mr. Eilers has also served as a director of MMP’s general partner since June 17, 2003. He has been employed by Madison Dearborn Partners, LLC since 1999 where he serves as a Director. Prior to joining Madison Dearborn Partners, he served as a Director with Jordan Industries, Inc. from 1995 to 1997 and as an Associate with IAI Venture Capital, Inc. from 1990 to 1994 while playing professional football with the Chicago Bears, the Washington Redskins and the Minnesota Vikings from 1990 to 1995.

N. John Lancaster, Jr. has served as a Director and Vice President of our general partner since May 4, 2004. Mr. Lancaster has also served as a director of MMP’s general partner since May 20, 2004. He is a Managing Director of Riverstone Holdings, LLC where his primary focus includes sourcing and executing investments in the energy industry. Prior to joining Riverstone in April 2000, he was a director with The Beacon Group, LLC, a strategic advisory and private equity investment firm.

Thomas S. Souleles has served as a Director and Vice President of our general partner since December 13, 2004. Mr. Souleles has also served as a director of MMP’s general partner since December 13, 2004. Mr. Souleles has been employed by Madison Dearborn Partners, LLC since 1995 where he serves as a Managing Director, jointly leading the firm’s Basic Industries practice. He is also a director of Packaging Corporation of America.

Michael N. Mears has served as the Vice President, Transportation of MMP’s general partner since November 15, 2002 and served in that capacity for MMP’s former general partner from April 22, 2002 until November 15, 2002. He has served as a Vice President of Magellan Midstream Holdings GP, LLC, the general partner of Magellan Midstream Holdings, L.P., since June 17, 2003. He served as a Vice President of subsidiaries of Williams from 1996 to June 17, 2003. Mr. Mears also worked in various management positions with Magellan Pipeline Company, L.P. since joining Williams in 1985.

Richard A. Olson has served as the Vice President, Pipeline Operations of MMP’s general partner since November 15, 2002 and served in that capacity for MMP’s former general partner from April 22, 2002 until November 15, 2002. He served as a Vice President of subsidiaries of Williams from 1996 to 2002. Mr. Olson also worked in various management positions with Magellan Pipeline Company, L.P. since joining Williams in 1981.

Brett C. Riley has served as the Vice President, Business Development of MMP’s general partner since June 17, 2003. He has served as a Vice President of Magellan Midstream Holdings GP, LLC, the general partner of Magellan Midstream Holdings, L.P., since June 17, 2003. Mr. Riley served as Director of Mergers & Acquisitions for a subsidiary of Williams from September 2000 until June 2003. He also served as Director of Financial Planning and Analysis for a subsidiary of Williams from 1998 to 2000. Mr. Riley also worked in various financial positions with MAPCO and Williams since 1992.

Jay A. Wiese has served as the Vice President, Terminal Services and Development of MMP’s general partner since November 15, 2002 and served in that capacity for MMP’s former general partner from January 7, 2001 until November 15, 2002. He has served as a Vice President of Magellan Midstream Holdings GP, LLC, the general partner of Magellan Midstream Holdings, L.P., since June 17, 2003. He was Managing Director, Terminal Services and Commercial Development for a subsidiary of Williams from 2000 to January 2001. From 1995 to 2000, he served as Director, Terminal Services and Commercial Development for a subsidiary of Williams and held various operations, marketing and business development positions for subsidiaries of Williams from 1982 to 1995.

John P. DesBarres has served as a director of MMP’s general partner since May 19, 2005. He was formerly chairman, president and chief executive officer of Transco Energy Company until his retirement in 1995. Prior to joining Transco in 1991, he was chairman, president and chief executive officer for Santa Fe Pacific Pipelines, Inc. Mr. DesBarres also currently serves as a board member for American Electric Power Company, Inc. and for the general partner of Penn Virginia Resource Partners, L.P.

James R. Montague has served as an independent director of MMP’s general partner since November 21, 2003. He served from December 2001 to October 2002 as President of EnCana Gulf of Mexico, Inc., a subsidiary of EnCana Corporation, which is involved in oil and gas exploration and production. From 1996 to June 2001, he served as President of two subsidiaries of International Paper Company, IP Petroleum Company, an oil and gas exploration and production company, and GCO Minerals Company, a company that manages International Paper Company’s mineral holdings. Mr. Montague is also a director of the general partner of Penn Virginia Resource Partners, L.P. and The Meridian Resources Corporation.

George A. O’Brien, Jr. has served as an independent director of MMP’s general partner since December 12, 2003. From 1988 to early 2005, Mr. O’Brien worked for International Paper Company where he served as Senior Vice President of Forest Products responsible for its forestry, wood products, minerals and specialty chemicals businesses. Other responsibilities during his tenure included corporate development, chief financial officer of its New Zealand subsidiary and operations management.

Board Committees

Audit Committee.    Our general partner’s board of directors has established an audit committee to be effective upon the closing of this offering. Ultimately, the three independent members of our general partner’s board of directors will serve on the audit committee that reviews our external financial reporting, is responsible for engaging our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee will meet the independence standards established by the New York Stock Exchange. Upon the completion of this offering, we will have one member of the audit committee.

Conflicts Committee.    Our general partner’s board of directors will establish a conflicts committee under our partnership agreement. The conflicts committee will consist of three or more members and will be charged with reviewing specific matters that our general partner’s board of directors believes may involve conflicts of interest. A conflicts committee will determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the conflicts committee must meet the independence standards for service on an audit committee of a board of directors, which standards are established by the New York Stock Exchange. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders and not a breach by us of any duties we may owe to our unitholders.

Compensation Committee.    Our general partner’s board of directors performs the functions of a compensation committee. Its responsibilities will include making compensation decisions for the independent directors and the administration of our Long-Term Incentive Plan described below.

Other Committees.    Our general partner’s board of directors may establish other committees from time to time to facilitate our management.

Election of our Directors

Our general partner’s limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by a voting member majority, as defined in the limited liability company agreement. We expect Don R. Wellendorf, the President and Chief Executive Officer of our general partner, to be elected as Chairman of our general partner’s board of directors in connection with this offering.

Compensation of Directors

No additional remuneration will be paid to officers of our general partner who also serve as directors. We anticipate that each independent director will receive a combination of cash and common units as compensation for services rendered, including attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Committee Interlocks and Insider Participation

While our executive officers and certain of our directors serve in similar roles with MMP’s general partner, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors or compensation committee of our general partner, except for Don R. Wellendorf who serves on the compensation committee of MMP’s general partner.

Executive Officer Compensation

The following table sets forth the total compensation paid by MMP’s general partner to MMP’s general partner’s chief executive officer and each of the four other most highly compensated executive officers for the year ended December 31, 2004. Our executive officers, who also serve as executive officers of MMP’s general partner, will allocate a portion of their time and cost to our business.

	Annual Compensation for the Year Ended December 31, 2004		Long-Term Incentive Plan Payouts		All Other Compensation(a)
Name and Principal Position	Salary	Bonus
Don R. Wellendorf, President, Chief Executive Officer and Chairman of the Board	$300,000	$310,000	$—		$35,703

John D. Chandler, Vice President, Chief Financial Officer and Treasurer	180,250	162,694	—		33,927

Michael N. Mears, Vice President, Transportation	185,400	156,630	—		20,635

Lonny E. Townsend, Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary	175,100	135,281	249,348	(b)	34,974

Jay A. Wiese, Vice President, Terminal Services and Development	170,000	154,458	—		34,448

(a)	The named executive officers participate in the Magellan Holdings Health and Welfare Plan on an after-tax basis. A portion of these amounts cover the difference between the pre-tax and after-tax cost of obtaining these benefits. The Magellan Holdings’ 401(k) Plan matching contribution to each named executive officer was approximately $12,300.
(b)	Represents 50% of a special grant awarded in connection with his transition from a former employer to MMP.

Long-Term Incentive Plans

Magellan Midstream Holdings, L.P.

We expect to adopt a Magellan Midstream Holdings, L.P. Long-Term Incentive Plan for the employees, officers and directors of our general partner and employees, officers and directors of our affiliates who perform services for us. The long-term incentive plan will consist of five components: units, unit options, restricted units, phantom units and performance awards. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to              units. The plan will be administered by the compensation committee of the board of directors of our general partner.

The board of directors of our general partner and the compensation committee of the board may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our board of directors and the compensation committee of the board also have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as may be required by the New York Stock Exchange. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The plan will expire upon its termination by the board of directors or the compensation committee or, if earlier, when no units remain available under the Plan for awards. Awards then outstanding will continue pursuant to the terms of their grants.

Common units to be delivered under the long-term incentive plan may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon the grant under the long-term incentive plan, our total number of common units outstanding will increase.

We intend the common units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Magellan Midstream Partners, L.P.

Under the Magellan Midstream Partners Long-Term Incentive Plan, or the MMP Plan, the compensation committee of the board of directors of MMP’s general partner, or the chief executive officer of MMP’s general partner, may grant unit options, phantom units or performance awards to employees of Magellan Midstream Holdings GP, LLC or officers or directors of MMP’s general partner who perform services for MMP.

The following table provides certain information concerning the grant of phantom units under the MMP Plan during 2004 to MMP’s named executive officers:

Name	Number of Units(a)	Performance or Other Period Until Payout(b)	Estimated Future Payouts under Non-Unit Price-Based Plans
			Target Number of Units	Maximum Number of Units
Don R. Wellendorf	16,502	34 months	12,000	24,000
John D. Chandler	8,994	34 months	6,540	13,080
Michael N. Mears	7,618	34 months	5,540	11,080
Lonny E. Townsend	7,618	34 months	5,540	11,080
Jay A. Wiese	7,618	34 months	5,540	11,080

(a)

Represents phantom units awarded in 2004. On February 1, 2005, the compensation committee determined that the short-term 2004 performance measures and organizational achievements had been met and, therefore, 40% of the award was determined. Sixty percent of these phantom unit awards are based upon three-year long-term performance measures and organizational achievements, which the compensation committee cannot determine until the end of the vesting period. Once that determination is made, the total award is then subject to a 40% adjustment by the compensation committee based upon the officer’s individual performance and MMP’s environmental performance during the vesting period.

(b)	These phantom units vest December 31, 2006.

Pension Plan

Effective January 1, 2004, our general partner established a new pension plan for certain employees who perform services for MMP, including MMP’s named executive officers. Our general partner’s pension plan is a non-contributory, tax-qualified defined benefit plan subject to the Employee Retirement Income Security Act of 1974. The pension plan generally includes salaried employees who have completed at least one year of service. The named executive officers participate in the pension plan on the same terms as other full-time salaried employees.

Our general partner’s pension plan is considered a final average pay plan. Each participant’s accrued benefit is determined by a formula taking into consideration years of service (including years of service with Williams), final average pay and Social Security covered compensation wages offset by the benefit payable at normal retirement age from Williams’ pension plan. The accrued pension benefits for specific salary levels and years of service under our pension plan are provided below:

Salary Levels	Years of Service
	15	20	25	30	35
$125,000	$26,094	$34,792	$43,490	$52,188	$ 60,866
$150,000	$31,906	$42,542	$53,177	$63,813	$ 74,448
$175,000	$37,719	$50,292	$62,865	$75,438	$ 88,011
$200,000	$43,531	$58,042	$72,522	$87,063	$101,573
$225,000(a)	$44,694	$59,592	$74,490	$89,388	$104,286
$250,000(a)	$44,694	$59,592	$74,490	$89,388	$104,286
$275,000(a)	$44,694	$59,592	$74,490	$89,388	$104,286
$300,000(a)	$44,694	$59,592	$74,490	$89,388	$104,286

(a)	The Internal Revenue Code limitation for eligible compensation was taken into consideration in calculating these benefits.

Compensation that is eligible for consideration under our pension plan includes base salary, bonuses, overtime and shift differentials. Awards from the MMP Plan are specifically excluded from the definition of eligible compensation. In addition, the Internal Revenue Code of 1986, as amended, currently limits the pension benefits that can be paid from a tax-qualified defined benefit plan, such as the pension plan, to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. We do not sponsor a non-qualified retirement plan.

The accrued benefits earned to date for MMP’s named executive officers were calculated as of January 1, 2005 and reflect the offset from Williams’ pension plan. As of December 31, 2004, MMP’s named executive officers have the following years of service under the pension plan formula: Mr. Wellendorf—25.68 years; Mr. Chandler—12.56 years; Mr. Mears—19.64 years; Mr. Townsend—13.67 years; and Mr. Wiese—22.91 years.

Name of Individual	Estimated Annual Benefits Payable at Normal Retirement Age
Don R. Wellendorf	$2,825.76
John D. Chandler	$1,840.80
Michael N. Mears	$2,216.52
Lonny E. Townsend	$2,546.64
Jay A. Wiese	$2,915.76

Change of Control

Participants in the MMP Plan who terminate employment within two years following a change of control, either voluntarily for good reason or involuntarily (other than for cause), automatically vest in any awards granted prior to the change in control. The awards become immediately payable or exercisable, as the case may be, at 200% of the original award.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Magellan Midstream Holdings, L.P.

The following table sets forth certain information regarding the beneficial ownership of our units following the consummation of this offering and the related transactions by:

•	each person who is known to us to beneficially own more than 5% of such units then outstanding;

•	each of the named executive officers of our general partner;

•	each of the directors of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be.

Common Units Beneficially Owned After Offering
Name of Beneficial Owner(a)	Units	Percent
Carlyle/Riverstone Global Energy and Power Fund II, L.P.(a)	16,229,922	29.3%
Madison Dearborn Capital Partners IV, L.P.(b)	16,229,922	29.3%
MGG Holdings, L.P.(c)	34,573,225	62.4%
Jim H. Derryberry(d)	—	—
Patrick C. Eilers(d)	—	—
N. John Lancaster, Jr.(d)	—	—
Thomas S. Souleles(d)	—	—
Don R. Wellendorf(e)	—	—
John D. Chandler(e)	—	—
Lonny E. Townsend(e)	—	—
All directors and executive officers as a group(d)(e)	—	—

(a)	Upon completion of this offering, CRF will own a 50.0% membership interest in MGG Holdings GP, LLC, the general partner of MGG Holdings, L.P., and a 46.9% limited partner interest in MGG Holdings, L.P., which will own common units in us. CRF may be deemed to beneficially own the common units held by MGG Holdings, L.P. The address of CRF is 712 Fifth Avenue, 51st Floor, New York, NY 10019.
(b)	Upon completion of this offering, Madison Dearborn will own a 50.0% membership interest in MGG Holdings GP, LLC, the general partner of MGG Holdings, L.P., and a 46.9% limited partner interest in MGG Holdings, L.P., which will own common units in us. Madison Dearborn may be deemed to beneficially own the common units owned by MGG Holdings, L.P. The address of Madison Dearborn is Three First National Plaza, Suite 3800, Chicago, IL 60602.
(c)	The address for MGG Holdings, L.P. is One Williams Center, Tulsa, Oklahoma 74172.
(d)	Each of these individuals is a director of MGG Holdings GP, LLC, the general partner of MGG Holdings, L.P., and disclaims beneficial ownership of any of our common units held by MGG Holdings, L.P. The address for MGG Holdings, L.P. is One Williams Center, Tulsa, Oklahoma 74172.
(e)	Upon completion of this offering, our executive officers will collectively own a 2.9% limited partner interest in MGG Holdings, L.P., which will own the number of common units set forth above.

Magellan Midstream Partners, L.P.

The following table does not assume that MMP’s subordinated units have converted into MMP common units and sets forth certain information as of September 30, 2005 regarding the beneficial ownership of MMP’s common units by:

•	each person who is known to MMP to beneficially own more than 5% of the MMP units then outstanding;

•	each of the 2004 named executive officers of MMP’s general partner;

•	each of the directors of MMP’s general partner; and

•	all of the directors and executive officers of MMP’s general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be.

Name of Beneficial Owner	Common Units	Percentage of Common Units
Goldman, Sachs & Co.(a)	3,278,968	5.4%
Jim H. Derryberry	—	—
John P. DesBarres	11,018	*
Patrick C. Eilers	—	—
N. John Lancaster, Jr.	—	—
James R. Montague	8,885	*
George A. O’Brien, Jr.	2,885	*
Thomas S. Souleles	—	—
Don R. Wellendorf	28,440	*
John D. Chandler	8,834	*
Michael N. Mears	1,000	*
Lonny E. Townsend	5,498	*
Jay A. Wiese	10,710	*
All current directors and executive officers as a group (14 persons)	79,770	*

*	represents less than 1%
(a)	A filing with the SEC on February 8, 2005 indicates that The Goldman Sachs Group, Inc. and Goldman, Sachs & Co., a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, are or may be deemed to be the beneficial owners of the number of common units indicated in the table. The address of Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with MMP and its General Partner, Magellan GP, LLC

We own and control Magellan GP, LLC, which is MMP’s general partner. MMP is principally engaged in the transportation, storage and distribution of refined petroleum products. Our only cash-generating asset is our ownership interest in MMP’s, general partner, which owns the following:

•	the general partner interest in MMP, which currently entitles us to receive 2% of the cash distributed by MMP; and

•	100% of the incentive distribution rights in MMP, which entitle us to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP as certain target distribution levels are reached in excess of $0.288750 per MMP limited partner unit in any quarter.

We control, manage and operate MMP through our ownership of its general partner, Magellan GP, LLC. The officers of our general partner are also officers of Magellan GP, LLC and our general partner’s employees operate MMP. Five of our directors are affiliated with the owner of our general partner and are also directors of Magellan GP, LLC. Our remaining three directors will be independent directors as defined by the New York Stock Exchange. We nominate the directors of Magellan GP, LLC and the unitholders of MMP elect these directors. The board of Magellan GP, LLC is responsible for overseeing Magellan GP, LLC’s role as the general partner of MMP and we, as the sole member of Magellan GP, LLC, must also approve matters that have or would be reasonably expected to have a material effect on our interest as the sole member of Magellan GP, LLC. These matters include, among others, (1) the commencement of actions related to bankruptcy and related matters of MMP and its material subsidiaries; (2) a merger, consolidation, recapitalization of MMP or any of its material subsidiaries; (3) the sale of all or substantially all of the assets of MMP; (4) the dissolution or liquidation of MMP (other than as specifically provided in its partnership agreement); (5) a material amendment of MMP’s partnership agreement; and (6) a material change in the amount of quarterly cash distributions made by MMP to its unitholders.

We also have exclusive authority over the business and affairs of Magellan GP, LLC other than its role as the general partner of MMP. This includes, among others, the following matters: (1) the amount and timing of distributions by Magellan GP, LLC; (2) the issuance or repurchase of equity securities of Magellan GP, LLC; (3) the handling, prosecution or settlement of any claim against Magellan GP, LLC; (4) the sale or pledge of any assets of Magellan GP, LLC; (5) the amendment or modification of any rights relating to assets of Magellan GP, LLC, including any decision to amend or forgo distributions in respect of the incentive distribution rights in MMP held by Magellan GP, LLC; (6) the incurring any obligation on behalf of Magellan GP, LLC other than as the general partner of MMP; (7) the commencement of actions related to bankruptcy and related matters; (8) a merger, consolidation or recapitalization of Magellan GP, LLC; and (9) the dissolution or liquidation of Magellan GP, LLC.

Indemnification of Directors and Officers

Under our limited partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director of officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was an employee (other than an officer) or agent of our partnership.

Any indemnification under our limited partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited partnership agreement.

Related Party Transactions

Omnibus Agreement; G&A Cap Agreement

On June 17, 2003, we, Williams and certain of its affiliates entered into an omnibus agreement to which MMP is a third-party beneficiary. The omnibus agreement provides for limitations on the amount of general and administrative expenses MMP is required to pay, which operate as follows: (i) we will reimburse MMP for expenses above a lower cap amount up to an upper cap amount; and (ii) we will not reimburse MMP for expenses above the upper cap amount. The lower cap amount began escalating annually in 2004 at 7% (or, if greater, the percentage increase in the Consumer Price Index). The upper cap amount began escalating annually in 2004 at the lesser of 2.5% or the percentage increase in the Consumer Price Index. Both the upper and lower caps are also adjusted for acquisitions, construction of new assets or significant modifications to existing assets completed by us. As of January 1, 2005, the lower cap was $49.3 million and the upper cap was $57.6 million.

Contemporaneously with the closing of this offering, we will enter into the G&A Cap Agreement with MMP pursuant to which we will agree to reimburse MMP for its general and administrative costs. This G&A Cap Agreement will replace our obligations to reimburse MMP under the omnibus agreement. In addition, contemporaneously with the closing of this offering, we will enter into the Reimbursement Agreement with MGG Holdings, L.P. pursuant to which MGG Holdings, L.P. will agree to reimburse us for any amounts we pay to MMP pursuant to the G&A Cap Agreement.

PSA Indemnity

We have indemnified MMP against certain known environmental liabilities. As of September 30, 2005, the amount remaining under this indemnity agreement that we may be liable to MMP was $8.0 million. Contemporaneously with the closing of this offering, we will enter into the Reimbursement Agreement pursuant to which MGG Holdings, L.P. will reimburse us for our indemnity obligation to MMP.

Reimbursement Agreement

Contemporaneously with the closing of this offering, we will enter into a reimbursement agreement with MGG Holdings, L.P. pursuant to which it will agree to reimburse us for:

•	any amounts we pay to MMP pursuant to our indemnity obligations to MMP related to certain of its environmental liabilities, which we refer to as the PSA Indemnity, under the Purchase and Sale Agreement dated April 18, 2003, as amended, among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., Williams GP LLC and us, pursuant to which we purchased the general partner of MMP;

•	any amounts we pay to MMP pursuant to our obligation under the G&A Cap Agreement that we will enter into with MMP contemporaneously with the closing of this offering pursuant to which we will agree to reimburse MMP for certain general and administrative expenses. The G&A Cap Agreement will replace certain provisions of the omnibus agreement dated June 17, 2003 among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and The Williams Companies, Inc., which we refer to collectively as Williams, and us; and

•	any expenses incurred but not paid that relate to the period prior to the closing of this offering.

MGG Holdings, L.P. has agreed to escrow funds sufficient to satisfy its obligations to us under the Reimbursement Agreement.

Incentive Distribution Rights

In connection with MMP’s acquisition of certain pipeline and terminal assets in October 2004, MMP’s partnership agreement was amended to reduce the incentive distributions by $1.25 million for 2004, $5.0 million (or $1.25 million per quarter) for 2005 and $3.0 million (or $0.75 million per quarter) for 2006. Contemporaneously with the closing of this offering, we intend to make a capital contribution to MMP equal to the present value of the remaining reductions in incentive distributions as of the closing of this offering. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

Services Agreement

We have entered into a services agreement with MMP pursuant to which we have agreed to perform specified services, including providing necessary employees to operate MMP’s assets. In return, MMP is required to pay us for our direct and indirect expenses incurred in providing these services, subject to the limitations on reimbursement of general and administrative expenses under the omnibus agreement as described earlier. Prior to the closing of this offering, our employees will be transferred to our general partner, which will assume our obligations under this services agreement.

To the extent that MMP pay us an amount in excess of this limitation, we reimburse them the excess amount. In 2004, MMP incurred general and administrative expenses of $54.5 million and we reimbursed $6.4 million of these costs. As described above, we will enter into the G&A Cap Agreement with MMP pursuant to which we will reimburse MMP for its general and administrative expenses and we will enter into the Reimbursement Agreement with MGG Holdings, L.P. pursuant to which it will reimburse us for our obligations to MMP.

We have the right at any time to terminate our obligations under this services agreement upon 90 days notice. To the extent that neither we nor any of our subsidiaries (including MMP’s general partner) provides these services to MMP, the limitations under the G&A Cap Agreement on MMP’s payment of general and administrative expenses relating to these services would no longer apply and MMP could incur increased general and administrative expenses.

Revenues from MMP’s Affiliates

In March 2004, MMP acquired a 50% ownership interest in Osage Pipe Line Company, LLC, or the Osage Pipeline. MMP operates the Osage Pipeline and receives a fee for these services. During 2004, MMP received $0.5 million from Osage Pipeline for operating fees. MMP also received $0.3 million from Osage Pipeline for fees to transition accounting, billing and other administrative functions to it.

Conflicts of Interest of Our Affiliates

We are partially owned by an affiliate of CRF, which also owns, through affiliates, an interest in the general partner of Buckeye Partners, L.P., or Buckeye Partners, and an interest in the general partner of SemGroup, L.P., or SemGroup, and may acquire other entities that compete with MMP. Although MMP does not have extensive operations in the geographic areas primarily served by Buckeye Partners, MMP will compete directly with Buckeye Partners, SemGroup and perhaps other entities in which CRF has an interest for acquisition opportunities throughout the United States and potentially will compete with Buckeye Partners, SemGroup and these other entities for new business or extensions of existing services provided by MMP’s operating partnerships, creating actual and potential conflicts of interest between MMP and our affiliates. An affiliate of SemGroup is a significant customer of MMP’s. The board of directors of MMP’s general partner has adopted a Board of Directors Conflict of Interest Policy and Procedures. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s proprietary and confidential information is protected. As part of these procedures, CRF has agreed that no individual representing them will serve at the same time on MMP’s general partner’s board of directors and on the general partner’s board of directors for SemGroup or Buckeye Partners.

Working Capital Credit Facility

At the closing of the offering, we will enter into a $5.0 million revolving credit facility with MGG Holdings, L.P. as the lender. The facility will be available exclusively to fund working capital borrowings. Borrowings under the facility will mature on December 31, 2007 and will bear interest at LIBOR plus 2.125%. We will pay a commitment fee to MGG Holdings, L.P. on the unused portion of the working capital facility of 0.25% annually.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owners) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, if established, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If a conflicts committee is established, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If our general partner does not seek approval from such conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our common unitholders.

The amount of cash that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to any future indebtedness;

•	costs related to certain tax liabilities of one of our subsidiaries;

•	expenditures, at our election, to maintain our general partner interest in MMP;

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions; and

•	a decision by our general partner’s board of directors to limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of MMP

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders.

We do not have any officers or employees and rely solely on officers and employees of Magellan Midstream Holdings GP, LLC and its affiliates. In addition, all of our general partner’s officers also serve as executive officers of MMP’s general partner.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our common units, on the other, depending on the nature of the conflict. MMP does not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described below. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions.    Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

Common Units

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our limited partnership agreement. For a description of the relative rights and preferences of holders of our common units in and to our distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our limited partnership agreement, including voting rights, please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.”

Transfer Agent and Registrar

Duties.    UMB Bank, N.A. will serve as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Comparison of Rights of Holders of MMP’s Common Units and Our Common Units

Our common units and MMP’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and MMP’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, we participate in MMP’s incentive distribution rights and MMP’s common unitholders do not.

Based on the current cash distribution policy of MMP, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution rate will be $0.195 per common unit. If MMP is successful in implementing its business strategy and increasing distributions to its limited partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to any increased MMP distributions. In May 2006, we expect to pay a distribution equal to a prorated amount of the initial quarterly distribution for that portion of the first quarter in 2006 that we are public However, we cannot assure you that any distributions will be declared or paid. Please read “Our Cash Distribution Policy and Restrictions on Distributions.” The following table compares certain features of MMP’s common units and our common units.

	MMP’s Common Units	Our Common Units
Distributions and Incentive Distribution Rights

MMP pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. MMP’s general partner currently has a 2% general partner interest in MMP and owns the incentive distribution rights in MMP.

We expect to pay our limited partners and general partner quarterly distributions equal to the cash we receive from MMP, less certain reserves for expenses and other uses of cash. Our general partner is not entitled to incentive distribution rights. As a result, we allocate our distributions to our common units and our general partner based on their respective ownership interests.

Subordinated Units	At its initial public offering, MMP issued subordinated units. During the subordination period, MMP’s common units had priority over other units to the minimum quarterly distribution from MMP’s distributable cash flow. In addition, during the subordination period, MMP’s common units carried arrearage rights, which are similar to cumulative rights on preferred stock.	We do not have subordinated units. As a result, our common units carry no rights to arrearages.

	MMP’s Common Units	Our Common Units
Taxation of Entity and Entity Owners	MMP is a flow-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax.
	MMP expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions. However, our ownership of incentive distribution rights will cause more taxable income to be allocated to us. As a result, if MMP is successful in increasing distributions over time, our income allocations from the incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.

	MMP common unitholders receive Schedule K-1s from MMP reflecting the unitholders’ share of MMP’s items of income, gain, loss, and deduction at the end of each fiscal year.	Similarly, common unitholders will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss, and deduction at the end of each fiscal year.

Assets and Operations	MMP and its subsidiaries own operating assets and may engage in acquisition and development activities that expand their business and operations.	Our only cash-generating asset is our ownership interest in MMP’s general partner, which owns the general partner interest and incentive distribution rights in MMP, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of MMP.

Limitation on Issuance of Additional Units	MMP may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

	MMP’s Common Units	Our Common Units
Voting

Certain significant decisions require approval by a majority of MMP’s outstanding common units, which may be cast either in person or by proxy. These significant decisions include, among other things:

•     merger of MMP or the sale of all or substantially all of MMP’s assets; and

•     certain amendments to MMP’s partnership agreement.

Similarly, certain significant decisions require approval by a majority of our outstanding common units, which may be cast either in person or by proxy. These significant decisions include, among other things:

•     merger of our partnership or the sale of all or substantially all of our assets; and

•     certain amendments to our partnership agreement.

	For more information, please read “Material Provisions of the Partnership Agreement of Magellan Midstream Partners, L.P.—Meetings; Voting.”	For more information, please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Meetings; Voting.”

Election, Appointment and Removal of General Partner and Directors	Annually, we nominate and MMP common unitholders elect the directors of Magellan GP, LLC.	Our common unitholders do not elect the directors of Magellan Midstream Holdings GP, LLC. Instead, these directors are elected annually by a majority of the voting members.

	MMP’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding MMP units, voting together as a single class, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters.	Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Following the completion of this offering, affiliates of our general partner will own a sufficient number of common units that will allow it to block any attempt to remove our general partner.

Preemptive Rights to Acquire Securities

MMP common unitholders do not have preemptive rights. Whenever MMP issues equity securities to any person other than its general partner and its affiliates, MMP’s general partner has a preemptive right to purchase additional limited partnership interests on the same terms in order to maintain its percentage interest.

Similarly, our common unitholders do not have preemptive rights. Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has a preemptive right to purchase additional limited partnership interests on the same terms in order to maintain its percentage interest.

	MMP’s Common Units	Our Common Units

Liquidation

MMP will dissolve upon any of the following:

•     the election of MMP’s general partner to dissolve MMP, if approved by the holders of MMP units representing a unit majority;

•     the sale, exchange or other disposition of all or substantially all of MMP’s assets and properties and MMP’s subsidiaries;

•     the entry of a decree of judicial dissolution of MMP; and

•     the withdrawal or removal of MMP’s general partner or any other event that results in its ceasing to be MMP’s general partner other than by reason of a transfer of its general partner interest in accordance with MMP’s partnership agreement or withdrawal or removal following approval and admission of a successor.

We also will dissolve upon any of the following:

•     the election of our general partner to dissolve our partnership, if approved by the holders of common units representing a unit majority;

•     the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•     the entry of a decree of judicial dissolution of our partnership; and

•     the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF MAGELLAN MIDSTREAM HOLDINGS, L.P.

The following is a summary of the material provisions of the Third Amended and Restated Agreement of Limited Partnership of Magellan Midstream Holdings, L.P., which could impact our results of operations. The Third Amended and Restated Agreement of Limited Partnership of Magellan Midstream Holdings, L.P., which is referred to in this prospectus as our partnership agreement, is included in this prospectus as Appendix A.

•	We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

•	With regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

We were formed on April 14, 2003 and have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in MMP, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 22 states. If it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office,

(2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement,

(3) a change that our general partner determines is necessary or advisable for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities,

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

(8) any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

(9) a change in our fiscal year or taxable year and related changes,

(10) a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our general partner:

(1) do not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

(2) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Finally, our partnership agreement specifically permits our general partner to authorize the general partner of MMP to limit or modify the incentive distribution rights held by us if our general partner determines that such limitation or modification does not adversely affect our limited partners in any material respect.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of its limited partners. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

(3) the entry of a decree of judicial dissolution of us, or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding common units, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither we nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner prior to March 31, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including us), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw at any time without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, affiliates of our general partner will own approximately 62.4% of the outstanding units.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders, subject to certain restrictions as described elsewhere in this prospectus. Please read “Certain Relationships and Related Transactions.”

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Limited Call Right

If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests, and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that the partnership has an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing general partner or any affiliate of a general partner or any departing general partner;

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person; or

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether it would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of the partnership’s business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our year ends on December 31 each year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner,

•	a copy of our tax returns,

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed,

•	information regarding the status of our business and financial condition, and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF MAGELLAN MIDSTREAM PARTNERS, L.P.

The following is a summary of the material provisions of MMP’s partnership agreement, which could impact our results of operations and those of MMP. MMP’s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part.

Organization

MMP was organized on August 30, 2000 and has a perpetual existence.

Purpose

MMP’s purpose under its partnership agreement is to:

•	serve as a partner of Magellan OLP, L.P.;

•	serve as the sole stockholder of Magellan GP, Inc.;

•	serve as the sole member of Magellan Pipeline Company, LP;

•	engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that Magellan OLP, L.P. and Magellan Pipeline Company, LP (collectively, MMP’s operating partnerships) are permitted to engage in by their corporate governing instruments and, in connection therewith, to exercise all of the rights and powers conferred MMP pursuant to the agreements relating to such business activity;

•	engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that MMP’s general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; and

•	do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans, and exercising all the rights and powers conferred upon MMP as serving as the partner, sole stockholder, or sole member, as the case may be, of such entity pursuant to its corporate governing instrument.

MMP’s general partner is not authorized to cause MMP to engage, directly or indirectly, in any business activity that MMP’s general partner reasonably determines would cause MMP to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

MMP’s general partner is authorized in general to perform all acts deemed necessary to carry out MMP’s purposes and to conduct MMP’s business.

Power of Attorney

Each MMP limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to MMP’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for MMP’s qualification, continuance or dissolution. The power of attorney also grants MMP’s general partner the authority to amend, and to make consents and waivers under, MMP’s partnership agreement.

Capital Contributions

MMP’s unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a MMP limited partner does not participate in the control of its business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of MMP’s partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to MMP for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the MMP limited partners as a group:

•	to elect the board of directors of MMP’s general partner;

•	to remove or replace MMP’s general partner;

•	to approve some amendments to MMP’s partnership agreement; or

•	to take other action under MMP’s partnership agreement;

constituted “participation in the control” of MMP’s business for the purposes of the Delaware Act, then the limited partners of MMP could be held personally liable for MMP’s obligations under the laws of Delaware, to the same extent as its general partner. This liability would extend to persons who transact business with MMP who reasonably believe that the limited partner is a general partner. Neither MMP’s partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner of MMP could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

MMP’s subsidiaries conduct business in 22 states. Maintenance of MMP’s limited liability as a limited partner of its operating partnerships, may require compliance with legal requirements in the jurisdictions in which such operating partnership conducts business, including qualifying MMP’s subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that MMP was, by virtue of MMP’s limited partner interest in the operating partnerships or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace MMP’s general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of MMP’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners of MMP could be held personally liable for MMP’s obligations under the law of that jurisdiction to the same extent as MMP’s general partner under the circumstances. MMP operates in a manner that MMP’s general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Cash Distribution Policy

Distributions of Available Cash

General.    Within approximately 45 days after the end of each quarter, MMP will distribute all of its available cash to MMP unitholders of record on the applicable record date.

Definition of Available Cash.    MMP defines available cash in its partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash that MMP’s general partner determines in its reasonable discretion is necessary or appropriate to:

°	provide for the proper conduct of MMP’s business;

°	comply with applicable law, any of MMP’s debt instruments, or other agreements; or

°	provide funds for distributions to MMP’s unitholders and to MMP’s general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under MMP’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution.    MMP common units are entitled to receive on a quarterly basis at least the minimum quarterly distribution of $0.262500 per quarter or $1.05 per year to the extent MMP has sufficient cash from its operations after the establishment of cash reserves and the payment of fees and expenses, including payments to its general partner. However, there is no guarantee that MMP will pay the minimum quarterly distribution on its common units in any quarter, and MMP is prohibited from making any distributions to its unitholders if it would cause an event of default, or an event of default is existing, under its debt instruments.

Operating Surplus, Capital Surplus and Adjusted Operating Surplus

General.    All cash distributed to MMP unitholders will be characterized either as operating surplus or capital surplus. MMP distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus.    MMP defines operating surplus in its partnership agreement, and it generally means:

•	MMP’s cash balance on the closing date of its initial public offering; plus

•	$15.0 million; plus

•	all of MMP’s cash receipts since the closing of its initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of MMP’s operating expenditures since the closing of its initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that MMP’s general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus.    MMP also defines capital surplus in its partnership agreements, and it will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.    MMP will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since MMP began operations equals the operating surplus as of the most recent date of determination of available cash. MMP will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. MMP does not anticipate that it will make any distributions from capital surplus.

Definition of Adjusted Operating Surplus.    Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

MMP defines adjusted operating surplus in its partnership agreements, and for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus

MMP will make distributions of available cash from operating surplus for each quarter in the following manner:

•	First, 98% to all MMP unitholders, pro rata, and 2% to MMP’s general partner until MMP distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. MMP’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If, for any quarter:

•	MMP has distributed available cash from operating surplus to MMP common unitholders in an amount equal to the minimum quarterly distribution; and

•	MMP has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, MMP will distribute any additional available cash from operating surplus for that quarter among the MMP unitholders and MMP’s general partner in the following manner:

•	First, 98% to all MMP unitholders, pro rata, and 2% to MMP’s general partner, until each unitholder receives a total of $0.288750 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all MMP unitholders, pro rata, 2% to MMP’s general partner and 13% to MMP’s general partner, until each unitholder receives a total of $0.328125 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all MMP unitholders, pro rata, , 2% to MMP’s general partner and 23% to MMP’s general partner, until each unitholder receives a total of $0.393750 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all MMP unitholders, pro rata, , 2% to MMP’s general partner and 48% to MMP’s general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to MMP common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the MMP unitholders and MMP’s general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of MMP’s general partner and the MMP unitholders in any available cash from operating surplus MMP distributes up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus MMP distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

MMP Quarterly Distribution Per Unit	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
		General Partner Interest	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $ 0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

Distributions From Capital Surplus

How Distributions from Capital Surplus Will Be Made. MMP will make distributions of available cash from capital surplus in the following manner:

•	First, 98% to all MMP unitholders, pro rata, and 2% to the general partner, until it distributes for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the MMP common unitholders, pro rata, and 2% to MMP’s general partner, until MMP distributes for each MMP common unit that was issued in its initial public offering, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, MMP will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.    MMP’s partnership agreement treats a distribution of capital surplus as the repayment of the unit price from MMP’s initial public offering, which is a return of capital. MMP’s initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for MMP’s general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if MMP combines its units into fewer units or subdivides its units into a greater number of units, MMP will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	unrecovered initial unit price.

For example, when MMP completed the two-for-one split of its common units in April 2005, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price were each reduced to 50% of their initial levels. MMP will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes MMP to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, MMP will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if MMP became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

If MMP dissolves in accordance with its partnership agreement, MMP will sell or otherwise dispose of its assets in a process called a liquidation. MMP will first apply the proceeds of liquidation to the payment of its creditors. MMP will distribute any remaining proceeds to its unitholders and general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of MMP’s assets in liquidation.

There may not be sufficient gain upon MMP’s liquidation to enable the holder of MMP’s common units to fully recover their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.    The manner of the adjustment is set forth in MMP’s partnership agreement. MMP will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price for that common unit; plus

(2)	the amount of the minimum quarterly distribution for the quarter during which MMP’s liquidation occurs.

•	Third, 98% to all unitholders, pro rata, and 2% to the general partner, pro rata, until MMP allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of MMP’s existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that MMP distributed 98% to the unitholders, pro rata, and 2% to the general partner, pro rata, for each quarter of MMP’s existence;

•	Fourth, 85% to all unitholders, pro rata, 2% to MMP’s general partner and 13% to the general partner, until MMP allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of MMP’s existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that MMP distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of MMP’s existence;

•	Fifth, 75% to all unitholders, pro rata, 2% to MMP’s general partner and 23% to the general partner, until MMP allocates under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of MMP’s existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that MMP distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of MMP’s existence;

•	Thereafter, 50% to all unitholders, pro rata, 2% to MMP’s general partner and 48% to the general partner.

Manner of Adjustments for Losses.    Upon MMP’s liquidation, MMP will generally allocate any loss to its general partner and unitholders in the following manner:

•	First, 98% to the holders of MMP common units in proportion to the positive balances in their capital accounts and 2% to MMP’s general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to MMP’s general partner.

Adjustments to Capital Accounts.    MMP will make adjustments to capital accounts upon the issuance of additional units. In doing so, MMP will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to MMP’s unitholders and general partner in the same manner as MMP allocates gain or loss upon liquidation. In the event that MMP makes positive adjustments to the capital accounts upon the issuance of additional units, MMP will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon MMP’s liquidation in a manner which results, to the extent possible, in MMP’s general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Issuance of Additional Securities

MMP’s partnership agreement authorizes MMP to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

It is possible that MMP will fund acquisitions through the issuance of additional MMP common units or other equity securities. Holders of any additional MMP common units issued will be entitled to share equally with the then-existing holders of common units of MMP in its distributions of available cash. In addition, the issuance of additional MMP partnership interests may dilute the value of the interests of the then-existing holders of MMP common units in its net assets.

In accordance with Delaware law and the provisions of MMP’s partnership agreement, MMP may also issue additional partnership securities interests that, in the sole discretion of MMP’s general partner, have special voting rights to which the MMP common units are not entitled.

Upon issuance of additional MMP partnership securities, MMP’s general partner may, but is not required to, make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in MMP and the operating partnerships. Moreover, MMP’s general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase MMP common units or other equity securities whenever, and on the same terms that, MMP issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by MMP common units, that existed immediately prior to each issuance. The holders of MMP common units do not have preemptive rights to acquire additional MMP common units or other MMP partnership interests.

Amendment of MMP’s Partnership Agreement

General

Amendments to the MMP partnership agreement may be proposed only by or with the consent of MMP’s general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, MMP’s general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of MMP common units, which is referred to herein as a “unit majority.”

Prohibited Amendments

No amendment to MMP’s partnership agreement may be made that would:

(1) enlarge the obligations of any limited partner of MMP without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by MMP to its general partner or any of its affiliates without the consent of MMP’s general partner, which may be given or withheld in its sole discretion;

(3) change the term of MMP’s partnership;

(4) provide that MMP’s partnership is not dissolved upon an election to dissolve MMP’s partnership by MMP’s general partner that is approved by the holders of a majority of the outstanding MMP common units; or

(5) give any person the right to dissolve MMP’s partnership other than MMP’s general partner’s right to dissolve the partnership with the approval of the holders of a majority of the outstanding MMP common units.

The provision of MMP’s partnership agreement preventing amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding MMP units voting together as a single class.

No Unitholder Approval

MMP’s general partner may generally make amendments to MMP’s partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in MMP’s name, the location of MMP’s principal place of business, MMP’s registered agent or MMP ‘s registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with MMP’s partnership agreement;

(3) a change that, in the sole discretion of MMP’s general partner, is necessary or advisable for MMP to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither MMP, its operating partnerships nor the subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of MMP’s counsel, to prevent MMP or its general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) subject to the limitations on the issuance of additional MMP common units or other limited or general partner interests described above, an amendment that in the discretion of MMP’s general partner is necessary or advisable for the authorization of additional limited or general partner interests;

(6) any amendment expressly permitted in MMP’s partnership agreement to be made by MMP’s general partner acting alone;

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of MMP’s partnership agreement;

(8) any amendment that, in the discretion of MMP’s general partner, is necessary or advisable for the formation by MMP of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by MMP’s partnership agreement;

(9) a change in MMP’s fiscal year or taxable year and related changes; and

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, MMP’s general partner may make amendments to MMP’s partnership agreement without the approval of any MMP limited partner or assignee if those amendments, in the discretion of MMP’s general partner:

(1) do not adversely affect the limited partners of MMP in any material respect;

(2) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or advisable to facilitate the trading of limited partner interests of MMP or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests of MMP are listed for trading, compliance with any of which MMP’s general partner deems to be in MMP’s best interest and the best interest of MMP’s limited partners;

(4) are necessary or advisable for any action taken by MMP’s general partner relating to splits or combinations of MMP units under the provisions of MMP’s partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of MMP partnership agreement or are otherwise contemplated by MMP’s partnership agreement.

Opinion of Counsel and Unitholder Approval

MMP’s general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners of MMP or result in MMP being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to MMP partnership agreement will become effective without the approval of holders of at least 90% of the MMP units unless MMP obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the limited partners of MMP or cause MMP, the operating partnerships or their subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a unit majority. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners of MMP constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

MMP’s partnership agreement generally prohibits its general partner, without the prior approval of the holders of units representing a unit majority, from causing MMP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on MMP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries. MMP’s general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of MMP’s assets without that approval. MMP’s general partner may also sell all or substantially all of MMP’s assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in MMP’s partnership agreement are satisfied, MMP’s general partner may merge MMP or any of its subsidiaries into, or convey some or all of its assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change MMP’s legal form into another limited liability entity.

MMP unitholders are not entitled to dissenters’ rights of appraisal under MMP’s partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of MMP’s assets or any other transaction or event.

Termination and Dissolution

MMP will continue as a limited partnership until terminated under its partnership agreement. MMP will dissolve upon:

(1) the election of MMP’s general partner to dissolve MMP, if approved by the holders of units representing a unit majority;

(2) the sale, exchange or other disposition of all or substantially all of MMP’s assets and properties and its subsidiaries;

(3) the entry of a decree of judicial dissolution of MMP; or

(4) the withdrawal or removal of MMP’s general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with MMP’s partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of units representing a unit majority may also elect, within specific time limitations, to reconstitute MMP and continue MMP’s business on the same terms and conditions described in MMP’s partnership agreement by forming a new limited partnership on terms identical to those in MMP’s partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding MMP common units and subordinated units, voting as separate classes, subject to MMP’s receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither MMP, the reconstituted limited partnership nor the operating partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution Of Proceeds

Upon MMP’s dissolution, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up MMP’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate MMP’s assets and apply the proceeds of the liquidation as provided above in “—Cash Distribution Policy—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of MMP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, MMP’s general partner has agreed not to withdraw voluntarily as its general partner or general partner of the operating partnerships prior to December 31, 2010 without obtaining the approval of the holders of at least a majority of the outstanding MMP common units, excluding MMP common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2010 MMP’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of MMP’s partnership agreement.

Notwithstanding the information above, MMP’s general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, MMP’s partnership agreement permits its general partner in some instances to sell or otherwise transfer all of its general partner interest in MMP without the approval of the unitholders. Please read “—Transfer of General Partner Interest and Incentive Distribution Rights.”

Upon the withdrawal of MMP’s general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in MMP, the holders of a majority of the outstanding common units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, MMP will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue MMP’s business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

MMP’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters. Any removal of MMP’s general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/2% of the outstanding units by MMP’s general partner and its affiliates would give it the practical ability to prevent its removal.

MMP’s partnership agreement also provides that if Magellan GP, LLC is removed as its general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

(1) any existing arrearages in payment of the minimum quarterly distribution on MMP common units will be extinguished; and

(2) MMP’s general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates MMP’s partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into MMP common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, MMP will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for MMP’s benefit.

Transfer of General Partner Interests and Incentive Distribution Rights

Except for transfer by MMP’s general partner of all, but not less than all, of its general partner interest in MMP and the operating partnerships to:

(1) an affiliate of the general partner, or

(2) another person as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, MMP’s general partner may not transfer all or any part of its general partner interest in MMP and the operating partnerships to another person prior to March 31, 2011 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by MMP’s general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of MMP’s general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of MMP’s partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of MMP’s general partner’s interest in the operating partnerships and agree to be bound by the provisions of MMP’s partnership agreements of the operating partnerships. MMP’s general partner and its affiliates may at any time, however, transfer MMP common units to one or more persons, without unitholder approval. At any time, the members of MMP’s general partner may sell or transfer all or part of their membership interests in the general partner to an affiliate without the approval of the unitholders. MMP’s general partner or its affiliates or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders of MMP; but, in each case, the transferee must agree to be bound by the provisions of MMP’s partnership agreement. Prior to March 31, 2011, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units. On or after March 31, 2011, the incentive distribution rights will be freely transferable.

Change of Management Provisions

MMP’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Magellan GP, LLC as MMP’s general partner or otherwise change management. If any person or group other than MMP’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of MMP, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from MMP’s general partner or its affiliates and any transferees of that person or group approved by MMP’s general partner.

Limited Call Right

If at any time not more than 20% of the then-issued and outstanding limited partner interests of MMP of any class are held by persons other than MMP’s general partner and its affiliates, MMP’s general partner will have the right, which it may assign in whole or in part to any of its affiliates or to MMP, to acquire all, but not less than all, of the remaining limited partner interests of MMP of the class held by unaffiliated persons as of a record date to be selected by MMP’s general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest cash price paid by either of MMP’s general partner or any of its affiliates for any limited partner interests of MMP of the class purchased within the 90 days preceding the date on which MMP’s general partner first mails notice of its election to purchase those limited partner interests; and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of MMP’s general partner’s right to purchase outstanding limited partner interests of MMP, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his MMP common units in the market.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of MMP limited partners and to act upon matters for which approvals may be solicited. Common units of MMP that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by MMP’s general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by MMP’s general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders of MMP may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. An annual meeting of limited partners for the election of directors to the board of directors of MMP’s general partner, and such other matters as the board of directors submits to a vote of the limited partners, is held on the second Wednesday in May of each year or on such other date as is fixed by MMP’s general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a MMP unit has a vote according to his percentage interest in MMP, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than MMP’s general partner and its affiliates, or a direct or subsequently approved transferee of MMP’s general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units of MMP held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units of MMP under MMP’s partnership agreement will be delivered to the record holder by MMP or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” MMP’s common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit of MMP, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from MMP, including liquidating distributions. MMP’s general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “—Meetings; Voting.” Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units of MMP, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units of MMP. Please read “Description of the Common Units—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If MMP is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of MMP’s general partner, create a substantial risk of cancellation or forfeiture of any property that MMP has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, MMP may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, MMP’s general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or MMP’s general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon MMP’s liquidation.

Indemnification

Under MMP’s partnership agreement, in most circumstances, MMP will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) MMP’s general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of a general partner or any departing general partner;

(4) any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

(5) any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of MMP’s assets.

Unless it otherwise agrees in its sole discretion, MMP’s general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to MMP to enable MMP to effectuate, indemnification. MMP may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under its partnership agreement.

Books And Reports

MMP’s general partner is required to keep appropriate books of MMP’s business at MMP’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, MMP’s fiscal year is the calendar year.

MMP furnishes or makes available to record holders of its common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its independent public accountants. Except for MMP’s fourth quarter, MMP also furnishes or makes available summary financial information within 90 days after the close of each quarter.

MMP furnishes each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is furnished in summary form so that some complex calculations normally required of partners can be avoided. MMP’s ability to furnish this summary information to unitholders depends on the cooperation of its unitholders in supplying it with specific information. Every unitholder receives information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies MMP with information.

Right to Inspect MMP’s Books And Records

MMP’s partnership agreement provides that a limited partner of MMP can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of MMP’s tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of MMP’s partnership agreement, the certificate of limited partnership of MMP, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of MMP’s business and financial condition; and

(6) any other information regarding MMP’s affairs as is just and reasonable.

MMP’s general partner may keep confidential from MMP’s limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in MMP’s best interests or which MMP is required by law or by agreements with third parties to keep confidential.

Registration Rights

Under MMP’s partnership agreement, MMP has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units or other partnership securities of MMP proposed to be sold by MMP’s general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Magellan GP, LLC as MMP’s general partner. MMP is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, MGG Holdings, L.P., an affiliate of our general partner, will hold an aggregate of 34.6 million common units. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of common units then outstanding. Please read “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P.—Issuance of Additional Securities.”

The owners of our general partner and their affiliates, including our general partner and the directors and executive officers of our general partner and MGG Holdings, L.P., have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to the Partnership.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane, including our allocable share of such income from MMP. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to MMP’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	Neither we, nor MMP will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if MMP were taxable as a corporation in any taxable year, our share of MMP’s items of income, gain, loss and deduction would not be passed through to us and MMP would pay tax on its income at corporate rates. If we or MMP were taxable as corporations, losses recognized by MMP would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by MMP to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units (or our tax basis in our interest in MMP), or taxable capital gain, after the unitholder’s tax basis in his units (or our tax basis in our interest in MMP) is reduced to zero. Accordingly, taxation of either us or MMP as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we and MMP will be classified as partnerships for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.    We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated an amount of federal taxable income for that period that will be less than         % of the cash distributed with respect to that cumulative period. This estimate is based upon the assumption that the current rate of distributions from Magellan will approximate the amount required to make a quarterly distribution of $0.195 per common unit and other assumptions with respect to our operations, gross income, capital expenditures, cash flow, net working capital and anticipated cash distributions. If Magellan is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the units.

Basis of Units.    A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although MMP does not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by MMP to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.    The tax basis of our assets and MMP’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill we own at the time of this offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we or MMP dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or MMP owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “ —Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and MMP’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or MMP owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A unitholder who sells any of his units other than through a broker generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a published ruling of the IRS, the IRS has taken the position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder that is attributable to appreciated personal property. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an “understatement” of income for which no “substantial authority” exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.    If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or MMP do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or MMP will initially own property or may be deemed to do business in the following states: Alabama, Arkansas, Colorado, Connecticut, Delaware, Georgia, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, North Carolina, North Dakota, Oklahoma, South Carolina, South Dakota, Tennessee, Texas, Virginia and Wisconsin. Each of these states, except Texas, currently impose a personal income tax. We or MMP may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING

Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of units set forth opposite the underwriter’s name.

Underwriter	Number of Units
Citigroup Global Markets Inc.
Lehman Brothers Inc.

Total	20,850,000

The underwriting agreement provides that the obligations of the underwriters to purchase the underwritten units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the underwritten units (other than those covered by their option to purchase additional units described below) if they purchase any of the underwritten units.

The underwriters propose to offer some of the underwritten units directly to the public at the public offering price set forth on the cover page of the prospectus and some of the underwritten units to dealers at the public offering price less a concession not to exceed $         per unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per unit on sales to other dealers. If all of the underwritten units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without prior approval of the customer and do not intend sales to such discretionary accounts to exceed 5% of the total number of our units offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to 3,127,500 additional units at the public offering price less the underwriting discount. This option may be exercised if the underwriters sell more than the total number of underwritten units in the offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment.

We, our general partner, all of the officers and directors of our general partner and our principal beneficial unitholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any of our units or any securities convertible into or exchangeable for our units.

Citigroup Global Markets Inc. and Lehman Brothers Inc., in their discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Factors in deciding whether to release these units may include the length of time before the particular lock-up expires, the number of units involved, historical trading volumes of our units and whether the person seeking the release is an officer, director or affiliate of us or our general partner.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we or MMP issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we or MMP announce that we or MMP will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event.

Prior to this offering, there has been no public market for our units. Consequently, the initial public offering price for the units was determined by negotiations between our general partner, the representatives and the qualified independent underwriter. Among the factors considered in determining the initial public offering price were the information set forth in this prospectus and otherwise available to the underwriters, including MMP’s historical performance and the market price for MMP’s common units (which trade on the New York Stock Exchange under the symbol “MMP”), market conditions for initial public offerings, the history and prospects for the industry in which we compete, the ability of our management, our prospects for future earnings, the present state of our development and our current financial condition, the general condition of the securities market at the time of this offering and the recent market prices of, and the demand for, publicly traded equity securities of comparable entities. We cannot assure you, however, that the prices at which the units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units will develop and continue after this offering.

Our units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “MGG.” The underwriters have undertaken to sell the underwritten units to a minimum of 2,000 beneficial owners in round lots of 100 or more units to meet the New York Stock Exchange distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the underwritten offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional units.

Paid by Magellan Midstream Holdings, L.P.
	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ option to purchase additional units from us. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase additional units. Transactions to close out the covered syndicate short position involve either purchases of the units in the open market after the distribution has been completed or the exercise of their option to purchase additional units. The underwriters may also make “naked” short sales of units in excess of their option to purchase additional units. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the units. They may also cause the price of the units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be approximately $[•] million, which includes an aggregate structuring fee of $             million to be paid to Citigroup Global Markets Inc. and Lehman Brothers Inc. for valuation, analysis and structuring of our partnership.

The underwriters have performed investment and commercial banking and advisory services for us, MMP and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us, MMP and our affiliates in the ordinary course of their business. In particular, affiliates of Citigroup Global Markets Inc. and Lehman Brothers Inc. are lenders under MMP’s revolving credit facility and counterparties to certain of MMP’s interest rate swap agreements. Additionally an affiliate of Lehman Brothers Inc. is a counterparty to one of our interest rate swap agreements.

Because the National Association of Securities Dealers, Inc. views the units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

If you purchase any units offered in this prospectus you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of units to underwriters for sale to their online brokerage account holders. The representatives will allocate units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated balance sheets of Magellan Midstream Holdings, L.P. as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows, and partners’ capital (deficit) for the year ended December 31, 2004 and for the period from June 18, 2003 to December 31, 2003, and the related consolidated statements of income, cash flows, and owner’s equity of Magellan Midstream Holdings, L.P. (Predecessor Entity) for the period from January 1, 2003 to June 17, 2003 and for the year ended December 31, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheets of Magellan Midstream Holdings GP, LLC as of December 31, 2004 and 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Although we believe our forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this document.

Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to pay distributions to our unitholders;

•	our expected receipt of distributions from MMP;

•	price trends and overall demand for natural gas liquids, refined petroleum products, natural gas, oil and ammonia in the United States;

•	weather patterns materially different than historical trends;

•	development of alternative energy sources;

•	changes in demand for storage in MMP’s petroleum products terminals;

•	changes in supply patterns for MMP’s marine terminals due to geopolitical events;

•	our and MMP’s ability to manage interest rate and commodity price exposures;

•	changes in MMP’s tariff rates implemented by the FERC and the United States Surface Transportation Board;

•	shut-downs or cutbacks at major refineries, petrochemical plants, ammonia production facilities or other businesses that use or supply MMP’s services;

•	changes in the throughput or interruption in service on petroleum products pipelines owned and operated by third parties and connected to MMP’s petroleum products terminals or petroleum products pipeline system;

•	a loss of one or more of MMP’s three customers on its ammonia pipeline system;

•	an increase in the competition MMP’s operations encounter;

•	our future results of operations;

•	our liquidity and ability to finance our activities;

•	conflicts of interest between MMP, its general partner and us and our general partner;

•	the treatment of MMP or us as a corporation for federal income tax purposes or if we or MMP become subject to entity-level taxation for state tax purposes;

•	MMP’s ability to make and integrate acquisitions and successfully complete its business strategy;

•	the occurrence of an operational hazard or unforeseen interruption for which MMP is not adequately insured;

•	changes in general economic conditions in the United States;

•	changes in laws or regulations to which we and MMP are subject, including tax withholding issues, safety, environmental and employment laws and regulations;

•	the cost and effects of legal and administrative claims and proceedings against us or MMP and its subsidiaries;

•	the amount of MMP’s indebtedness, which could make it vulnerable to general adverse economic and industry conditions, limit its ability to borrow additional funds, place it at competitive disadvantages compared to its competitors that have less debt or could have other adverse consequences;

•	the condition of the capital markets in the United States;

•	the effect of changes in accounting policies;

•	the potential that our or MMP’s internal controls may not be adequate, weaknesses may be discovered or remediation of any identified weaknesses may not be successful and the impact these could have on our or MMP’s unit price;

•	Our ability to perform on our environmental and G&A reimbursement obligations to MMP;

•	Williams’ and other third parties’ ability to pay the amounts owed to MMP under their indemnification agreements;

•	The ability of our or MMP’s general partner or their affiliates to enter into certain agreements which could negatively impact our or MMP’s financial position, results of operations and cash flows;

•	supply disruption; and

•	global and domestic economic repercussions from terrorist activities and the government’s response thereto.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you should review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded at no cost from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

Index to Financial Statements

Magellan Midstream Holdings, L.P.

Unaudited Pro Forma Consolidated Financial Statements:

Introduction	F-2

Unaudited Pro Form Consolidated Balance Sheet as of September 30, 2005	F-3

Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31, 2004 and the Nine Months Ended September 30, 2005	F-4

Notes to Unaudited Pro Forma Consolidated Financial Statements	F-5

Magellan Midstream Holdings, L.P.

Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-7

Consolidated Statements of Income for the Year Ended December 31, 2002, the Periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003, the Year Ended December 31, 2004 and for the Nine Months Ended September 30, 2004 and 2005

F-8

Consolidated Balance Sheets at December 31, 2003 and 2004 and at September 30, 2005	F-9

Consolidated Statements of Cash Flows for the Year Ended December 31, 2002, the Periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003, the Year Ended December 31, 2004 and for the Nine Months Ended September 30, 2004 and 2005

F-10

Consolidated Statement of Owner’s Equity for the Year Ended December 31, 2002 and the Period of January 1, 2003 to June 17, 2003 and the Consolidated Statement of Partners’ Capital for the Period of June 18, 2003 to December 31, 2003 and the Year Ended December 31, 2004 and the Nine Months Ended September 30, 2005

F-11

Notes to Consolidated Financial Statements	F-12

Magellan Midstream Holdings GP, LLC

Audited Balance Sheet:

Report of Independent Registered Public Accounting Firm	F-63

Consolidated Balance Sheets at December 31, 2003 and 2004 and September 30, 2005	F-64

Notes to Consolidated Balance Sheets	F-65

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Unless indicated otherwise, the terms “our,” “we,” “us,” “Magellan Holdings” and similar language refer to Magellan Midstream Holdings, L.P. We own and control Magellan GP, LLC, which is the general partner of Magellan Midstream Partners, L.P., a publicly traded limited partnership. Since we own and control MMP’s general partner, we reflect our ownership interest in MMP on a consolidated basis and our financial results are combined with those of MMP and its general partner.

The transaction for which the pro forma consolidated financial statements have been prepared is the initial public offering of our units. These pro forma consolidated financial statements have been derived from our historical consolidated financial statements set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical consolidated financial statements and related notes contained therein. The pro forma consolidated financial statements have been prepared on the basis that we will continue to be treated as a partnership for federal income tax purposes. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes accompanying such pro forma consolidated financial statements and with the historical consolidated financial statements and related notes set for elsewhere in this prospectus.

The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred had the transactions described in the notes to the pro forma consolidated financial statements occurred on the dates indicated or which would be obtained in the future.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2005

(In thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$118,336	$575,460	(a)	$106,114
		(33,498)	(b)
		(275,000)	(c)
		594	(c)
		(285,278)	(d)
		5,500	(e)
Restricted cash	34,125	(22,440)	(d)	11,685
Accounts receivable	54,350	—		54,350
Other accounts receivable	23,744	—		23,744
Inventory	43,283	—		43,283
Other current assets	7,765	(594)	(c)	7,171

Total current assets	281,603	(35,256)		246,347
Property, plant and equipment	2,244,830	—		2,244,830
Less: accumulated depreciation	298,808	—		298,808

Net property, plant and equipment	1,946,022	—		1,946,022
Equity investment	25,165	—		25,165
Goodwill	12,361	—		12,361
Other intangibles	10,620	—		10,620
Long-term receivables	38,790	—		38,790
Debt placement costs	10,186	—		10,186
Other noncurrent assets	4,025	(2,960)	(c)	1,065

Total assets	$2,328,772	$(38,216)		$2,290,556

LIABILITIES AND PARTNERS’ DEFICIT
Current liabilities:
Accounts payable	$25,277	$—		$25,277
Accrued payroll and benefits	13,256	—		13,256
Accrued taxes other than income	18,904	—		18,904
Accrued interest payable	23,108	—		23,108
Environmental liabilities	30,067	—		30,067
Deferred revenue	13,466	—		13,466
Accrued product purchases	18,964	—		18,964
Product storage liability	7,058	—		7,058
Current portion of long-term debt	15,100	—		15,100
Other current liabilities	19,597	—		19,597

Total current liabilities	184,797	—		184,797
Long-term debt	1,067,416	(275,000)	(c)	792,416
Long-term pension and benefits	16,153	—		16,153
Other deferred liabilities	76,206	—		76,206
Environmental liabilities	29,063	—		29,063
Minority interests	1,401,722	—		1,401,722
Partners’ deficit	(446,585)	575,460	(a)	(209,801)
		(33,498)	(b)
		(2,960)	(c)
		(307,718)	(d)
		5,500	(e)

Total liabilities and partners’ capital	$2,328,772	$(38,216)		$2,290,556

MAGELLAN MIDSTREAM HOLDINGS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(In thousands—except per unit amounts)

	Year Ended December 31, 2004				Nine Months Ended September 30, 2005
	Historical	Pro Forma Adjustments		Pro Forma	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$695,374	$—		$695,374	$827,862	$—		$827,862
Cost and expenses:
Operating expenses	180,422	—		180,422	169,539	—		169,539
Product purchases	254,944	—		254,944	413,313	—		413,313
Depreciation and amortization	57,196	—		57,196	52,910	—		52,910
General and administrative	54,240	2,500	(g)	56,740	46,040	1,875	(g)	47,915

Total costs and expenses	546,802	2,500		549,302	681,802	1,875		683,677
Equity earnings	1,602	—		1,602	2,231	—		2,231

Operating profit	150,174	(2,500)		147,674	148,291	(1,875)		146,416
Interest expense	42,291	(7,513)	(c)	34,778	44,910	(8,632)	(c)	36,278
Interest income	(5,557)	—		(5,557)	(6,972)	—		(6,972)
Debt prepayment premium	12,666	—		12,666	—	—		—
Write-off of unamortized debt placement fees	9,820	(6,312)	(c)	3,508	3,551	(3,551)	(c)	—
Debt placement fee amortization	2,568	(594)	(c)	1,974	1,661	(37)	(c)	1,624
Other income	(949)	—		(949)	(1,104)	594	(c)	(510)
Minority interest expense	69,632	24,897	(f)	94,529	95,513	6,274	(f)	101,787

Net income	$19,703	$(12,978)		$6,725	$10,732	$3,477		$14,209

Net income per limited partners’ unit				$0.12				$0.26

Weighted average number of limited partner units outstanding				55,424				55,424

See accompanying note to pro forma financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2005

The pro forma adjustments have been prepared as if the transaction to be effected at the closing of this offering had taken place on September 30, 2005, in the case of the pro forma consolidated balance sheet, or as of January 1, 2004, in the case of the unaudited pro forma consolidated statements of income for the year ended December 31, 2004 and the nine months ended September 30, 2005. The adjustments are based upon currently available information and certain estimates and assumptions, and therefore actual results will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

In October 2004 we acquired certain pipeline and terminal assets for approximately $579.9 million. This acquisition was accounted for as the acquisition of an asset and we do not have financial information available to us related to the nine-month period during 2004 that we did not own these assets. Therefore, the pro forma results presented only include results of operations related to these assets for the three months that we actually owned them.

(a)	Reflects the total proceeds of $575.5 million from the issuance and sale of 23,977,500 units at an initial public offering price of $24.00 per unit. This adjustment assumes that the underwriters’ overallotment option is exercised in full.

(b)	Reflects the payment of underwriters’ commissions of $31.7 million and legal and other transaction costs of $1.9 million.

(c)	The balance sheet adjustments reflect the repayment of our $275.0 million term loan from the net proceeds of this offering as though the loan had been repaid on September 30, 2005 and the write-off of associated unamortized debt placement costs. Further, the balance sheet reflects the assumed cash receipts of $0.6 million and corresponding write-off of other current assets due to unwinding a cash flow hedge associated with this term loan. The income statements reflect adjustments for interest expense, debt placement cost amortization and the write-off of debt placement costs assuming the debt repayment had occurred prior to January 1, 2004. The income statement adjustments further reflect the reversal of the gain recognized on interest rates swap agreements that were originally designated as cash flow hedges associated with forecasted interest payments on the term loan. Because the term loan is expected to be repaid with proceeds from this offering, the cash flow hedge is no longer considered probable and the fair value of the swap agreements on September 30, 2005 was recorded to other income.

(d)	Reflects the distribution to our owners of the remainder of the net proceeds from this offering after the repayment of our $275.0 million term loan ($267.0 million), as well as the distribution of all cash and cash equivalents not recorded on MMP’s stand-alone balance sheet ($17.7 million), assumed cash receipts from unwinding the cash flow hedges discussed in (c) above ($0.6 million) and all of our restricted cash retained to fund certain G&A expense reimbursements required under the new omnibus agreement and to supplement our cash flow which was reduced due to the incentive distribution rights reduction associated with MMP’s acquisition of certain pipeline and terminal assets in October 2004.

(e)	Reflects the contribution to us from our owners and our further contribution to MMP of the remaining amount of MMP incentive distributions that we will forego. To help facilitate the acquisition of certain pipeline and terminal assets in October 2004, we consented to an amendment of MMP’s partnership agreement to provide that MMP would reduce its incentive distribution payments to us by $1.25 million for the fourth quarter of 2004, $1.25 million for each quarter of 2005 and $0.75 million for each quarter of 2006. This $5.5 million contribution is the remaining amount by which MMP will reduce our future incentive distributions. In exchange for this contribution, MMP’s general partner will amend MMP’s partnership agreement to restore the incentive distribution rights to the same level as before the October 2004 amendment.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and September 30, 2005

(f)	Reflects adjustments to minority interest expense assuming that we had sold all of our MMP limited partner units prior to January 1, 2004. We acquired MMP limited partner units in June 2003 in connection with our acquisition of MMP’s general partner. Between June 2003 and June 2005 we sold all of our MMP limited partner units and our ownership interest in MMP is now limited to our general partner interest.

(g)	Reflects estimated on-going general and administrative costs that we will incur as a result of being a public entity, including, among other things, estimated incremental accounting and audit fees, director fees, director and officer liability insurance expenses and other miscellaneous costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers of Magellan Midstream Holdings GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan Midstream Holdings, L.P. as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and partners’ capital (deficit) for the year ended December 31, 2004 and the period from June 18, 2003 through December 31, 2003. We have also audited the accompanying consolidated statements of income, cash flows and owners’ equity of Magellan Midstream Holdings, L.P. Predecessor for the period from January 1, 2003 through June 17, 2003 and for the year ended December 31, 2002. These financial statements are the responsibility of Magellan Midstream Holdings, L.P.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Magellan Midstream Holdings, L.P.’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magellan Midstream Holdings, L.P.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magellan Midstream Holdings, L.P. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004 and the period from June 18, 2003 through December 31, 2003, and the consolidated results of operations and cash flows of Magellan Midstream Holdings, L.P. Predecessor for the period from January 1, 2003 through June 17, 2003 and for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma

March 22, 2005

Except for the sixth paragraph

of Note 2 to which the date

is November 10, 2005

MAGELLAN MIDSTREAM HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)

	(Predecessor)		June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
					2004	2005
					(Unaudited)
Transportation and terminals revenues:
Third party	$330,545	$155,637	$200,898	$419,102	$296,305	$370,272
Affiliate	33,195	13,122	—	—	—	—
Product sales revenues:
Third party	45,339	41,692	69,830	275,784	137,234	457,089
Affiliate	25,188	790	—	—	—	—
Affiliate management fee revenues	210	—	—	488	325	501

Total revenues	434,477	211,241	270,728	695,374	433,864	827,862
Costs and expenses:
Operating	152,832	66,192	92,444	177,831	127,137	159,625
Environmental	16,814	1,951	25,693	43,989	42,504	9,914
Environmental reimbursements	(14,500)	(1,258)	(24,115)	(41,398)	(41,324)	—
Product purchases	63,982	38,129	61,837	254,944	119,913	413,313
Depreciation and amortization	35,096	16,936	26,821	57,196	40,422	52,910
General and administrative	43,182	23,126	30,747	54,240	40,495	46,040

Total costs and expenses	297,406	145,076	213,427	546,802	329,147	681,802
Equity earnings	—	—	—	1,602	981	2,231

Operating profit	137,071	66,165	57,301	150,174	105,698	148,291
Interest expense:
Affiliate interest expense	407	—	—	—	—	—
Other interest expense	22,500	16,232	26,015	42,291	28,032	44,910
Interest income	(1,149)	(483)	(1,577)	(5,557)	(3,514)	(6,972)
Debt prepayment premium	—	—	—	12,666	12,666	—
Write-off of unamortized debt placement fees	—	—	1,349	9,820	6,059	3,551
Debt placement fee amortization	9,950	1,219	1,742	2,568	2,287	1,661
Other income	(2,112)	—	(92)	(949)	(989)	(1,104)
Minority interest expense	37,975	21,092	20,879	69,632	45,529	95,513

Income before income taxes	69,500	28,105	8,985	19,703	15,628	10,732
Provision for income taxes	8,322	—	—	—	—	—

Net income	$61,178	$28,105	$8,985	$19,703	$15,628	$10,732

See notes to consolidated financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,		September 30, 2005
	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$168,059	$31,568	$118,336
Restricted cash	8,223	5,847	34,125
Marketable securities	—	108,052	—
Accounts receivable (less allowance for doubtful accounts of $319, $133 and $185 at December 31, 2003 and 2004 and September 30, 2005, respectively)	19,615	36,054	54,350
Other accounts receivable	15,521	36,357	23,744
Inventory	17,282	43,397	43,283
Other current assets	3,955	6,454	7,765

Total current assets	232,655	267,729	281,603
Property, plant and equipment	1,603,847	2,152,920	2,244,830
Less: accumulated depreciation	209,910	257,134	298,808

Net property, plant and equipment	1,393,937	1,895,786	1,946,022
Equity investments	—	25,084	25,165
Goodwill	10,014	9,964	12,361
Other intangibles (less accumulated amortization of $911, $2,211 and $3,209 at December 31, 2003 and 2004 and September 30, 2005, respectively)	11,417	10,118	10,620
Long-term receivables	28,867	56,063	38,790
Debt placement costs (less accumulated amortization of $1,726, $3,377 and $4,610 at December 31, 2003 and 2004 and September 30, 2005, respectively)	11,704	12,319	10,186
Other noncurrent assets	3,113	5,641	4,025

Total assets	$1,691,707	$2,282,704	$2,328,772

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities:
Accounts payable	$53,591	$20,675	$25,277
Outstanding checks	6,961	—	—
Accrued payroll and benefits	15,148	18,542	13,256
Accrued taxes other than income	14,286	16,432	18,904
Accrued interest payable	8,409	10,493	23,108
Environmental liabilities	12,243	33,160	30,067
Deferred revenue	10,868	12,958	13,466
Accrued product purchases	11,585	17,313	18,964
Product shortage liability	—	7,507	7,058
Current portion of long-term debt	2,424	43,230	15,100
Other current liabilities	5,657	14,279	19,597

Total current liabilities	141,172	194,589	184,797
Long-term debt	744,518	1,019,240	1,067,416
Long-term pension and benefits	13,708	15,849	16,153
Other deferred liabilities	11,290	73,236	76,206
Environmental liabilities	32,861	26,753	29,063
Minority interests	558,587	996,152	1,401,722
Commitments and contingencies
Partners’ capital (deficit):
Limited partners’ capital (deficit)	189,833	(41,688)	(445,316)
General partner equity	28	14	14
Accumulated other comprehensive loss	(290)	(1,441)	(1,283)

Total partners’ capital (deficit)	189,571	(43,115)	(446,585)

Total liability and partners’ capital	$1,691,707	$2,282,704	$2,328,772

See notes to consolidated financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	(Predecessor)		June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
					2004	2005
					(Unaudited)
Operating Activities:
Net income	$61,178	$28,105	$8,985	$19,703	$15,628	$10,732
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,096	16,936	26,821	57,196	40,422	52,910
Debt placement fee amortization	9,950	1,219	1,742	2,568	2,287	1,661
Debt prepayment premium	—	—	—	12,666	12,666	—
Write-off of unamortized debt placement fees	—	—	1,349	9,820	6,059	3,551
(Gain)/Loss on sale and retirement of assets	(2,088)	1,996	1,914	7,247	2,321	10,043
Gain on derivative instruments	—	—	—	(953)	(953)	(594)
Equity earnings	—	—	—	(1,602)	(981)	(2,231)
Distributions from equity investment	—	—	—	1,550	—	2,150
Changes in operating assets and liabilities (Note 5)	19,658	(15,009)	31,182	44,205	15,984	3,473
Minority interest expense	37,975	21,092	20,879	69,632	45,529	95,513

Net cash provided by operating activities	161,769	54,339	92,872	222,032	138,962	177,208
Investing Activities:
Purchases of marketable securities	—	—	—	(354,805)	—	(50,500)
Sales of marketable securities	—	—	—	246,753	—	158,552
Additions to property, plant & equipment	(37,248)	(9,522)	(23,314)	(54,150)	(30,939)	(61,124)
Proceeds from sale of assets	2,706	355	3,679	1,794	1,735	164
Acquisition of equity investment	—	—	—	(25,032)	(25,032)	—
Acquisitions of businesses	(692,493)	—	(534,986)	(25,441)	(25,441)	(55,263)
Acquisition prepayment	—	—	—	—	(24,622)	—
Acquisition of assets	—	—	(15,346)	(522,300)	—	—

Net cash used by investing activities	(727,035)	(9,167)	(569,967)	(733,181)	(104,299)	(8,171)
Financing Activities:
Distributions paid	(53,373)	(42,975)	(173,034)	(322,546)	(151,393)	(504,405)
Borrowings under credit facility	8,500	—	90,000	50,000	—	—
Payments on credit facility	(58,000)	—	(90,000)	(140,000)	—	—
Borrowings under short-term notes	700,000	—	—	300,000	—	—
Payments on short-term notes	(700,000)	—	—	(300,000)	—	—
Borrowings under long-term notes	480,000	—	200,000	749,182	249,485	275,000
Payments on long-term notes	—	—	(34,505)	(345,515)	(332,936)	(250,000)
Capital contributions by affiliates	21,293	3,912	333,833	2,286	2,364	—
Sales of limited partner units to public (less underwriters’ commissions and payment of formation and offering costs)	279,290	—	247,733	407,163	251,667	400,167
Debt placement costs	(19,767)	(292)	(10,429)	(13,003)	(7,347)	(3,079)
Payment of debt prepayment premium	—	—	—	(12,666)	(12,666)	—
Payments on affiliate note payable	(29,780)	—	—	—	—	—
Net settlement of interest rate hedges	(995)	—	—	(207)	6,072	—
Other	—	—	—	(36)	—	48

Net cash provided by (used in) financing activities	627,168	(39,355)	563,598	374,658	5,246	(82,269)

Change in cash and cash equivalents	61,902	5,817	86,503	(136,491)	39,909	86,768
Cash and cash equivalents at beginning of period	13,837	75,739	81,556	168,059	168,059	31,568

Cash and cash equivalents at end of period	$75,739	$81,556	$168,059	$31,568	$207,968	$118,336

Supplemental non-cash investing and financing transactions:
Contributions by affiliate of long-term debt, deferred income tax liabilities, and other assets and liabilities to owner’s equity	$198,117	$—	$—	$2,396	$—	$—
Purchase of business through the issuance of class B common units	304,388	—	—	—	—	—

See notes to consolidated financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P. (PREDECESSOR ENTITY)

CONSOLIDATED STATEMENT OF OWNER’S EQUITY

(In thousands)

	Year Ended December 31, 2002	Period From January 1, 2003 Through June 17, 2003
Owner’s equity at beginning of period	$497,857	$111,589
Comprehensive income:
Net income	61,178	28,105
Amortization of loss on cash flow hedge	24	90
Net loss on cash flow hedge	(995)	—

Total comprehensive income	60,207	28,195
Adjustment to equity resulting from acquisition of Magellan Pipeline Company, LLC from affiliates of The Williams Companies, Inc.	(485,522)	—
Issuance of MMP common units to public	279,290	—
Minority interest in sale of units by MMP	(231,237)	—
Capital contributions	21,598	32,407
Acquisition of Predecessor equity by Successor	—	(147,453)
Distributions	(30,516)	(24,390)
Other	(88)	(348)

Owner’s equity at end of period	$111,589	$—

See notes to consolidated financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL (DEFICIT)

(In thousands)

	Period From June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
			(Unaudited)
Partners’ capital (deficit) at beginning of period	$—	$189,571	$(43,115)
Comprehensive income:
Net income	8,985	19,703	10,732
Amortization of loss on cash flow hedges	110	9	158
Net loss on interest rate hedges	—	(1,160)	—

Total comprehensive income	9,095	18,552	10,890
Capital contributions	333,833	—	—
Distributions	(153,000)	(251,000)	(414,295)
Other	(357)	(238)	(65)

Partners’ capital (deficit) at end of period	$189,571	$(43,115)	$(446,585)

See notes to consolidated financial statements.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Description of Business

Organization

Unless indicated otherwise, the terms “our”, “we”, “us” and similar language refer to Magellan Midstream Holdings, L.P. We were formed in April 2003 as WEG Acquisitions, L.P., a Delaware limited partnership, to hold ownership interests in Magellan Midstream Partners, L.P. and Magellan GP, LLC. WEG Acquisitions, L.P. was renamed Magellan Midstream Holdings, L.P. effective September 1, 2003. Magellan Midstream Holdings GP, LLC, formerly Magellan Midstream Management, LLC, serves as our general partner. Magellan Midstream Management, LLC was renamed Magellan Midstream Holdings GP, LLC effective October 27, 2005.

Magellan GP, LLC currently owns a 2% general partner interest in Magellan Midstream Partners, L.P. and serves as its general partner. Magellan GP, LLC, formerly WEG GP, LLC (“Predecessor”), was acquired by us on June 17, 2003, (see Note 3—Acquisition of MMP and Magellan GP, LLC) in a purchase business combination recorded under the “push-down” method of accounting. WEG GP LLC was renamed Magellan GP, LLC effective September 1, 2003.

Magellan Midstream Partners, L.P., a publicly traded Delaware partnership, together with its subsidiaries, referred to as “MMP,” was formed in August 2000 as Williams Energy Partners L.P. to own, operate and acquire a diversified portfolio of complementary energy assets. The Williams Companies, Inc. (“Williams”) formed MMP by contributing entities under its common control. Williams Energy Partners L.P. was renamed Magellan Midstream Partners, L.P. effective September 1, 2003.

Description of Business

At December 31, 2004, we had no operating assets other than through our ownership interest in MMP. MMP owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system, which are described below.

Petroleum Products Pipeline System.    MMP’s petroleum products pipeline system includes 8,500 miles of pipeline and 44 terminals that provide transportation, storage and distribution services. MMP acquired approximately 2,000 miles of its pipeline system from Shell Pipeline Company LP and Equilon Enterprises LLC doing business as Shell Oil Products US (collectively “Shell”) in October 2004. See Note 6—Acquisitions for a discussion of MMP’s acquisition of these assets. MMP’s petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, Illinois, Minnesota and North Dakota. The products transported on MMP’s pipeline system are primarily gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users. MMP acquired an ownership interest in Osage Pipeline Company, LLC (“Osage Pipeline”) in March 2004. This system includes the 135-mile Osage pipeline, which transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The Osage Pipeline and the petroleum products management operation MMP acquired in July 2003 are included in the petroleum products pipeline system segment.

Petroleum Products Terminals.    Most of MMP’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminals and inland terminals. In October 2004, MMP acquired certain pipeline and terminalling assets from Shell (see Note 6—Acquisitions). Part of that transaction included a terminal in East Houston, Texas, which is included in MMP’s petroleum products terminals segment. In September 2005, MMP acquired a marine petroleum products terminal in Wilmington, Delaware from privately-owned Delaware Terminal Company (see Note 6—Acquisitions). Five of MMP’s marine terminal facilities are located along the Gulf Coast and two marine terminal facilities are located on the East Coast. As of September 30, 2005, MMP owned 29 inland terminals located primarily in the southeastern United States.

Ammonia Pipeline System.    The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

2. Summary of Significant Accounting Policies

Unaudited Financial Statements.    The consolidated balance sheet at September 30, 2005, the consolidated financial results and cash flows for the nine months ended September 30, 2004 and 2005 and the note disclosures related to this information, have not been audited.

Basis of Presentation. Our ownership of MMP has historically included our ownership of limited partner interests of MMP, our ownership of Magellan GP, LLC, MMP’s general partner, and our ownership of the incentive distribution rights in MMP. Our sole ownership of Magellan GP, LLC currently provides us with a 2.0% general partner interest in MMP. Our general partner interest gives us control of MMP as: (i) the limited partner interests in MMP do not have the substantive ability to dissolve MMP, (ii) the limited partners can remove us as MMP’s general partner only with a supermajority vote of the limited partner units and the limited partner units which can be voted in such an election are restricted, and (iii) the limited partners do not possess substantive participating rights in MMP’s operations. As such, our consolidated financial statements include the assets, liabilities and cash flows of Magellan GP, LLC and MMP.

The minority interest on our balance sheet reflects the outside ownership interest of MMP, which was 61.2% at December 31, 2003, 77.3% at December 31, 2004 and 98.0% at September 30, 2005.

At the time of MMP’s initial public offering in February 2001, MMP owned certain petroleum products terminals and an ammonia pipeline system. On April 11, 2002, MMP acquired all of the membership interests of Magellan Pipeline Company (“Magellan Pipeline”) for approximately $1.0 billion (see Note 23—Partners’ Capital (Deficit)). Because Magellan Pipeline was an affiliate of MMP at the time of the acquisition, the transaction was between entities under common control and, as such, was accounted for similarly to a pooling of interests. Accordingly, our financial statements and accompanying notes reflect the combined historical financial position of the petroleum products terminals, ammonia pipeline system and Magellan Pipeline throughout the periods presented.

In March 2005, Magellan GP, LLC’s board of directors approved a two-for-one split of MMP’s units, effective April 12, 2005. We have retroactively changed the number of MMP’s units and the per unit amounts of distributions to give effect for this two-for-one split for all periods presented in this report.

The financial statements of Magellan Midstream Holdings, L.P. have been restated to correct depreciation expense recorded in the period of June 18, 2003 through December 31, 2003 and for the year ended December 31, 2004 and to correct the allocation to minority interest expense of certain charges (primarily

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depreciation expense) in the year ended December 31, 2004 associated with the increased cost basis for the June 17, 2003 acquisition of ownership interests in MMP. The effect of these items is to reduce net income for the period from June 17, 2003 (inception) through December 31, 2003 by $5.0 million and increase net income for the year ended December 31, 2004 by $8.0 million.

Use of Estimates.    The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated financial statements, as well as the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Regulatory Reporting.    MMP’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these financial statements. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. MMP follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents.    Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

Restricted Cash.    Restricted cash includes cash held by us pursuant to the provisions of our term loan and cash held by MMP pursuant to the terms of the Magellan Pipeline notes (see note 14—Debt).

Marketable Securities.    Marketable securities consist of highly liquid debt securities with a maturity of greater than three months when purchased. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Marketable securities were classified as “available-for-sale” and were reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of partners’ capital until realized. There were no unrealized gains or losses on our marketable securities at December 31, 2004.

At December 31, 2004, marketable securities, determined on a specific identification method, were $108.1 million, which consisted of $55.6 million of auction-rate preferred securities and $52.5 million of asset-backed notes. Interest rates on these AAA-rated securities were set in auction every 7 to 28 days, limiting our exposure to interest rate risk. These securities had various ultimate maturities, most of which were greater than 10 years.

Inventory Valuation.    Inventory is comprised primarily of refined petroleum products, natural gas liquids and additives, which are stated at the lower of average cost or market.

Trade Receivables and Allowance for Doubtful Accounts.    Trade receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. MMP extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with MMP and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment.    Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment and are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. At the time of our acquisition of general and limited partner interests in MMP on June 17, 2003, we recorded MMP’s property, plant and equipment at 54.6% of their fair values (see Note 3—Acquisition of MMP and Magellan GP, LLC) and at 46.4% of their historical carrying values as of June 17, 2003.

At the time of MMP’s initial public offering in February 2001, it owned certain petroleum products terminals and an ammonia pipeline system. On April 11, 2002, MMP acquired all of the membership interests of Magellan Pipeline, formerly Williams Pipe Line Company, LLC, for approximately $1.0 billion. Because Magellan Pipeline was an affiliate of MMP at the time of the acquisition, the transaction was between entities under common control and, as such, was accounted for similarly to a pooling of interests. Accordingly, our consolidated financial statements and notes reflect the combined historical results of operations, financial position and cash flows of the petroleum products terminals, ammonia pipeline system and Magellan Pipeline throughout the periods presented. Magellan Pipeline’s operations are included under the caption “Petroleum Products Pipeline System” in Note 18—Segment Disclosures.

Assets are depreciated individually on a straight-line basis over their useful lives. Management assigns these lives based on reasonable estimates when the asset is placed into service. Subsequent events could cause management to change its estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of MMP’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The individual components of certain assets, such as tanks, are grouped together into a composite asset. Those assets are depreciated using a composite rate. The range of depreciable lives by asset category is detailed in Note 8—Property, Plant and Equipment.

The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded in the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are removed from the accounts. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred. Direct costs such as labor and materials are capitalized as incurred. Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. MMP capitalizes interest for capital projects with expenditures over $0.5 million that require three months or longer to complete.

Goodwill and Other Intangible Assets.    We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill at both December 31, 2003 and 2004 was $10.0 million and at September 30, 2005 was $12.4 million. The determination of whether goodwill is impaired is based on management’s estimate of the fair value of our reporting units as compared to their carrying values. Critical assumptions used in our estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 3.0% per year, except for depreciation expense growth of 1% per year, (iii) weighted-average cost of capital of 9.0% based on assumed cost of debt of 6%, assumed cost of equity of 12.0% and a 50%/50% debt-to-equity ratio, and (iv) 8 times EBITDA multiple for terminal value. We selected October 1 as our impairment measurement test date and

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have determined that goodwill was not impaired as of October 1, 2002, 2003 or 2004. If an impairment were to occur, the amount of the impairment recognized would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Other intangible assets are amortized on a straight-line basis over their estimated useful lives of 5 years up to 25 years. Amortization of other intangible assets was $0.2 million during 2002, $0.1 million for the period from January 1, 2003 through June 17, 2003, $0.7 million for the period from June 18, 2003 through December 31, 2003, $1.3 million during 2004 and $1.0 million for both the nine months ended September 30, 2004 and 2005.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of MMP’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Impairment of Long-Lived Assets.    In January 2002, MMP adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, MMP evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment were to occur, the amount of the impairment recognized would be calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

Long-lived assets to be disposed of through sales of assets that meet specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements. No impairments have been recognized relative to long-lived assets during 2002, 2003, 2004 or for the nine months ended September 30, 2005.

Lease Financings.    Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The cost or carrying amount of the leased property is recorded as unearned income. The net investment in the lease is the difference between the gross investment and the associated unearned income.

Debt Placement Costs.    Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, we write-off any remaining placement costs associated with that debt.

Capitalization of Interest.    Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of MMP’s debt. MMP capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million. Capitalized interest was $0.2 million during 2002 and was less than $0.1 million for both the periods of January 1, 2003 through June 17, 2003 and June 18, 2003 through December 31, 2003. Capitalized interest was $0.4 million during 2004 and $0.7 million for the nine months ended September 30, 2005.

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Pension and Post-Retirement Medical and Life Benefit Obligations.    At December 31, 2003, we recognized pension and post-retirement medical and life obligations associated with Williams’ personnel who were assigned to MMP’s operations and became our employees on or before January 1, 2004. Beginning January 1, 2004, we have maintained defined benefit plans and a defined contribution plan, which provide retirement benefits to substantially all of our employees (See Note 11—Employee Benefit Plans). The pension and post-retirement medical and life liabilities represent the funded status of the present value of benefit obligations net of unrecognized prior service costs/credits and unrecognized actuarial gains/losses.

Paid-Time Off Benefits.    Liabilities for paid-time off benefits are recognized for all employees performing services for MMP when earned by those employees. We recognized paid-time off liabilities of $5.5 million and $6.2 million at December 31, 2003 and 2004, respectively, and $6.9 million at September 30, 2005. These balances represent the remaining vested paid-time off benefits of employees who support MMP. Liabilities for paid-time off are reflected in the accrued payroll and benefits balances of the consolidated balance sheets.

Derivative Financial Instruments.    We account for hedging activities in accordance with SFAS No. 133, “Accounting for Financial Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are executed to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are executed to hedge the value of a recognized asset or liability. At inception of a hedged transaction, we document the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. We also assess, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in our hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedge item. Furthermore, we assess the creditworthiness of the counterparties to manage against the risk of default. If we determine that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

Derivatives that qualify for and for which we designate as normal purchases and sales are exempted from the fair value accounting requirements of SFAS No.’s 133, 138 and 149 and are accounted for using traditional accrual accounting. As of December 31, 2004 and September 30, 2005, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $66.6 million and $27.4 million, respectively.

We generally report gains, losses and any ineffectiveness from interest rate derivatives in our results of operations separately. We recognize the effective portion of hedges against changes in interest rates as adjustments to other comprehensive income. We record the non-current portion of unrealized gains or losses associated with fair value hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Revenue Recognition.    Petroleum pipeline and ammonia transportation revenues are recognized when shipments are complete. Injection service fees associated with customer proprietary additives are recognized upon injection to the customer’s product, which occurs at the time the product is delivered. Leased tank storage,

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pipeline capacity leases, terminalling, throughput, ethanol loading and unloading services, laboratory testing and data services, pipeline operating fees and other miscellaneous service-related revenues are recognized upon completion of contract services. Product sales are recognized upon delivery of the product to customers.

Buy / Sell Arrangements.    To help manage the supply of inventory and provide specific quantities and grades of products at various locations on MMP’s pipeline systems, MMP engages in certain buy / sell arrangements. MMP is the primary obligor on these transactions and it assumes credit risk and risk of ownership for the associated products. Accordingly, under Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Recording Revenue Gross as a Principle Versus Net as an Agent” we have included the gross amounts of these transactions in our consolidated statements of income. Amounts associated with these buy / sell arrangements included in both product sales revenues and product purchases on our 2004 and September 30, 2005 consolidated financial statements were $23.1 million and $1.9 million, respectively. The EITF has reached a tentative conclusion, which is required to be applied to transactions completed in reporting periods beginning after March 15, 2006, that will require us to report these product sales net of product purchases. Had these transactions been reported net, MMP’s product sales and product purchases in 2004 and for the nine months ended September 30, 2005, would have been reduced by $23.1 million and $1.9 million, respectively.

G&A Expenses.    Prior to our acquisition of Williams’ interests in Magellan GP, LLC and MMP on June 17, 2003, G&A expenses were recorded up to the amount of the G&A expense limitation as agreed to between Magellan GP, LLC, MMP and Williams and its affiliates. Under the new organization structure put in place after June 17, 2003, we could clearly identify all G&A costs required to support MMP’s operations and have recognized these costs as G&A expense in our income statement.

Unit-Based Incentive Compensation Awards.    Magellan GP, LLC has issued incentive awards representing limited partner interests in MMP to certain of our employees who support MMP. These awards are accounted for using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Since the grant price of the incentive unit awards made is less than the market price of the underlying units, MMP recognizes compensation expense associated with these awards. Compensation cost is recognized over the vesting period of the awards based on either the current market value of MMP’s common units at each period end or the market price of the common units at the measurement date, whichever is appropriate. The measurement date for determining compensation costs in MMP’s award plans is the first date on which we know both: (1) the number of units that an employee is entitled to receive and (2) the purchase price.

Certain unit awards include performance and other provisions, which can result in payouts to the recipients of from zero up to double the amount of the award. Additionally, certain awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. Judgments and assumptions of the final award payouts are inherent in the accruals recorded for unit-based incentive compensation costs. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation costs in our financial statements.

Environmental.    Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments are probable and the costs can be reasonably estimated. Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters consider prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Furthermore, costs include compensation and

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benefit expense of internal employees directly involved in remediation efforts. MMP maintains selective insurance coverage, which may cover all or portions of certain environmental expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable.

Management has determined that certain costs are covered by the indemnity settlement with Williams (see Note 19—Commitments and Contingencies). Management makes judgments on what is covered by the settlement. All costs charged to income that are covered by this indemnity settlement are charged directly to MMP’s general partner in determining MMP’s allocation of net income.

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental remediation costs in our financial statements.

Minority Interests.    The minority interest liability on our balance sheet reflects the outside ownership interest of MMP, which was 61.2% at December 31, 2003, 77.3% at December 31, 2004 and 98.0% at September 30, 2005. Each quarter, we calculate minority interest expense by multiplying the minority interest owners’ proportionate ownership of limited partner units in MMP by the limited partners’ allocation of MMP’s net income less allocations of amounts associated with each period’s amortization of the step-up in basis of the assets and liabilities of MMP. These allocations reduce our minority interest expense, reflecting our lower ownership interest in MMP during the period from June 18, 2003 through December 31, 2003 and the year ended December 31, 2004 and for the nine months ended September 30, 2005 as compared to June 17, 2003. MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges which are specifically allocated to MMP’s general partner.

All amounts we have received from the sale of MMP limited partner units were recorded as increases to the minority interest liability.

Income Taxes.    Neither we nor our affiliate entities are taxable entities for federal and state income tax purposes. Accordingly, for the petroleum products terminals and ammonia pipeline system operations, no recognition has been given to income taxes for financial reporting purposes subsequent to MMP’s initial public offering. Prior to MMP’s acquisition of Magellan Pipeline, its results were included in Williams’ consolidated federal income tax return. Deferred income taxes were computed using the liability method and were provided on all temporary differences between the financial basis and the tax basis of Magellan Pipeline’s assets and liabilities. Magellan Pipeline’s federal provision was computed at existing statutory rates as though a separate federal tax return were filed. Magellan Pipeline paid its tax liability to Williams pursuant to its tax sharing arrangement with Williams. No recognition has been given to income taxes associated with Magellan Pipeline for financial reporting purposes for periods subsequent to its acquisition by MMP in April 2002.

The tax on our net income is borne by our general and limited partners. Net income for financial statement purposes may differ significantly from taxable income of our partners as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partners’ tax attributes is not available to us.

Comprehensive Income.    We account for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. Our comprehensive income is determined based on net income adjusted for changes in other comprehensive income (loss) from derivative hedging transactions and related amortization of

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realized gains/losses. SFAS No. 130 requires us to report total comprehensive income, which we have included with our consolidated statements of owner’s equity and partners’ capital.

Recent Accounting Standards.    In September 2005, the Financial Accounting Standards Board (“FASB”) issued EITF issue No. 04-13, “Accounting for Purchases and Sales of Inventory With the Same Counterparty”. In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”. The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. The adoption of this EITF will not have a material impact on our results of operations, financial position or cash flows.

In June 2005, the FASB issued EITF issue No. 04-5. In EITF 04-5, the Task Force reached a consensus that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner depends on whether the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. We adopted this EITF in June 2005.

In May 2005, the FASB published Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. We plan to adopt SFAS No. 154 in January 2006 and its adoption is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment”, referred to as “SFAS No. 123R”. This Statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This revision requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. The Standard is effective as of the beginning of the first interim period that begins after December 31, 2005. This Statement applies to all awards granted after the required effective date but is not to be applied to awards granted in periods before the required effective date except to the extent that awards from prior periods are modified, repurchased or cancelled after the required effective date. We intend to adopt the Statement on December 31, 2005, using the modified prospective application method. Under the modified prospective method, we will be required to account for all of our equity-based incentive awards granted prior to December 31, 2005, using the fair value method as defined in SFAS No. 123 instead of our current methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of our awards, we recognize compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123. Consequently, the initial adoption and application of SFAS No. 123R will not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB No. 29”. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets

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exchanged. The guidance, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The initial adoption and application of SFAS No. 153 did not have a material impact on our financial position, results of operations or cash flows.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”)”. FSP No. 106-2 superseded FSP No. 106-1, issued in January 2004. FSP No. 106-2 provides accounting guidance for employers that sponsor post-retirement health care plans who provide prescription drug benefits and receive the subsidy available under the Prescription Drug Act. FSP No. 106-2 also provides disclosure requirements about the effects of the subsidy for companies that offer prescription drug benefits. FAS No. 106-2 was effective on July 1, 2004 and did not have a material impact on our financial position, results of operations or cash flows during 2004.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. This revision requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other post-retirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring companies to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The additional disclosure requirements of this Statement were effective for quarters beginning after December 15, 2003 and for fiscal years ending after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement had no impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement must be applied prospectively. This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The application of this Statement did not have a material impact on our financial position, results of operations or cash flows upon its initial adoption.

In April 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The interpretation included a new consolidation model, the variable interest model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN No. 46 requires that all entities, with limited exceptions, be evaluated to determine whether or not they are variable

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interest entities (“VIEs”). All VIEs then are evaluated for consolidation based on their variable interests. The party with the majority of the variability in gains and losses of the VIE is the VIE’s primary beneficiary and is required to consolidate the VIE. The interpretation’s provisions were effective for enterprises with variable interests in VIE’s created after January 31, 2003. The application of FIN No. 46 had no impact on our financial position, results of operations or cash flows.

3. Acquisition of MMP and Magellan GP, LLC

On June 17, 2003, we acquired Williams’ ownership of 2,159,388 common units, 11,359,388 subordinated units and 15,661,848 class B common units of MMP, all of the membership interests in Magellan GP, LLC and the incentive distribution rights in MMP. These units and Magellan GP, LLC’s membership interest and incentive distribution rights represented a combined ownership interest in MMP of 55% at that time. We paid Williams approximately $509.9 million on the closing date. The acquisition also included the following additional payments and liabilities and assets assumed by us and Magellan GP, LLC:

•	A second payment of $1.9 million, in August 2003, based on the amount of the first regular quarterly cash distribution we received from MMP;

•	A third payment, based on a percentage of the net proceeds in excess of $18.75 per unit from the sale, if any, by us of the first 10.0 million common units or class B common units after June 17, 2003, up to a maximum payment of $20.0 million. We sold 8.6 million common units of MMP on December 24, 2003 and remitted $20.0 million of the proceeds from that sale to Williams;

•	On June 17, 2003, we assumed the obligations of Williams Energy Services, LLC, a subsidiary of Williams, to indemnify Magellan GP, LLC, MMP and MMP’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million. MMP’s environmental indemnities with Williams were still in effect at that time; however, we became responsible for certain identified environmental matters up to approximately $21.9 million. We assumed this obligation as part of our negotiations with Williams and reduced the purchase price we paid for Williams’ ownership interest in MMP. If our costs associated with these environmental obligations and other Williams indemnities are less than $21.9 million, we will be required to remit the difference to Williams; and

•	In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from environmental and certain other indemnifications (see Note 19–Commitments and Contingencies for further discussions of this matter). As a part of this transaction, we reduced our basis in MMP’s assets and liabilities by $61.8 million.

Allocation of Purchase Price.    We recorded a step-up in basis of the assets of MMP’s assets and liabilities as a result of our purchase of Williams’ ownership interests in MMP. Our initial payment to Williams of $509.9 million and our second and third payments of $1.9 million in August 2003 and $20.0 million in December 2003, respectively, were reflected in the purchase price. Additionally, we reduced our basis in MMP’s assets by $61.8 million as a result of its environmental indemnification settlement with Williams. The step-up in basis of the assets of MMP includes adjustments to reflect the fair market value for our 54.6% proportional ownership interest in the asset and liabilities of MMP. The purchase price was as follows (in millions):

Purchase Price:
Cash paid	$531.8
Transaction costs paid	3.2

Total purchase price	$535.0

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a condensed balance sheet immediately following the closing of the acquisition on June 17, 2003 giving effect to all of the purchase price adjustments discussed above (in thousands):

As of June 17, 2003
Assets:
Cash and cash equivalents	$81,556
Restricted cash	5,497
Accounts and other accounts receivable, net	41,403
Other current assets	11,545

Total current assets	140,001
Property, plant and equipment	1,342,388
Other noncurrent assets	95,844

Total assets	1,578,233

Liabilities:
Accounts payable	17,398
Accrued taxes other than income	12,495
Accrued payroll and benefits	13,688
Other current liabilities	38,373

Total current liabilities	81,954
Long-term debt	582,243
Other noncurrent liabilities	37,049

Total liabilities	701,246

Minority interest	342,325
Other comprehensive income	(324)

Net purchase price	$534,986

The following agreements were executed in conjunction with our acquisition of general and limited partner interests in MMP and Magellan GP, LLC:

ATLAS 2000 Agreement.    An affiliate of Williams assigned its rights to and interest in the ATLAS 2000 software system and associated hardware to MMP.

Services Agreement.    Prior to June 17, 2003, MMP had been a party to a services agreement with Williams and its affiliates whereby Williams and its affiliates agreed to perform specified services, including providing necessary employees to operate MMP’s assets. On June 17, 2003, Williams exercised its right to terminate this services agreement effective September 15, 2003. During a transition period after June 17, 2003, the employees that managed MMP’s operations continued to be employees of Williams and its affiliates and, until the employees were transferred to us, provided services to MMP under a transition services agreement (“TSA”) entered into as a part of the sales transaction between Williams and us. Under the provisions of the TSA, Williams was to provide specified technical, commercial, information system and administrative services to MMP for a monthly fee. The Williams’ employees assigned to MMP were transferred to us on or before January 1, 2004.

On June 17, 2003, MMP entered into a new services agreement with us pursuant to which we agreed to perform specified services, including providing necessary employees to operate MMP’s assets after the transition period described above. In return, MMP agreed to reimburse us for our direct and indirect expenses incurred in

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providing these services, subject to the limitations on reimbursement of general and administrative (“G&A”) expenses discussed under the New Omnibus Agreement section below. We have the right to terminate our obligations under this new services agreement upon 90 days written notice.

New Omnibus Agreement.    In conjunction with our acquisition of interests in MMP, we, Williams and certain of Williams’ affiliates entered into a new omnibus agreement, the terms of which include the items listed below:

•	Williams and certain of its affiliates agreed to indemnify MMP for covered environmental losses related to assets operated by MMP at the time of its initial public offering date (February 9, 2001). This indemnification was settled with Williams during 2004. See Note 19—Commitments and Contingencies for a discussion of the indemnification settlement.

•	Williams and certain of its affiliates have indemnified MMP for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates also indemnified MMP for right-of-way defects or failures associated with the marine terminals at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

Other Matters

•	Upon closing of the transaction, we, as the sole member of Magellan GP, LLC, entered into the Second Amendment to Limited Liability Company Agreement of Magellan GP, LLC, which, among other matters, provided for the single-member status of Magellan GP, LLC as of June 17, 2003. Upon the closing of the transaction, we and Magellan GP, LLC’s board of directors adopted the Third Amendment to Limited Liability Company Agreement of Magellan GP, LLC, which, among other provisions, required Magellan GP, LLC to obtain our prior approval before taking certain actions that would have or would reasonably be expected to have a direct or indirect material affect on our membership interest in Magellan GP, LLC. Examples of the types of matters discussed in the previous sentence are: (i) commencement of any action relating to bankruptcy or bankruptcy-related matters by MMP, (ii) mergers, consolidations, recapitalization or similar transactions involving MMP, (iii) the sale, exchange or other transfer of assets not in the ordinary course of business of a substantial portion of MMP’s assets, (iv) dissolution or liquidation of MMP, (v) material amendments of the partnership agreement, and (vi) a material change in the amount of the quarterly distribution made on MMP’s common units or the payment of a material extraordinary distribution.

•	Upon closing of the transaction, Williams made certain indemnifications to MMP, some of which were settled during 2004. See Note 19—Commitments and Contingencies for a discussion of the indemnification settlement.

•	We assumed sponsorship of the Magellan Pension Plan for PACE Employees (“Union Pension Plan”), previously named the Williams Pipe Line Company Pension Plan for Hourly Employees, upon transfer of the union employees from Williams to us on January 1, 2004. Additionally, we assumed obligations for post-retirement benefits of qualified employees.

4. MMP Debt and Equity Transactions and Sales of MMP Units

In August 2003, MMP entered into a new credit facility and the $90.0 million MMP borrowed under that facility was used to repay the $90.0 million outstanding on the term loan and revolving credit facility in place at that time. Debt placement fees of $2.6 million were incurred associated with this transaction.

In December 2003, MMP issued 0.4 million common units representing limited partner interests in MMP at a price of $25.00 per unit for total proceeds of $10.0 million. Associated with this offering Magellan GP, LLC

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributed $0.2 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $0.4 million was used to pay underwriting discounts and commissions. Legal, professional and other costs directly associated with this offering were approximately $0.1 million. The remaining cash proceeds of $9.7 million were used for general partnership purposes. Also in December 2003, we sold 8.6 million common units representing limited partner interests in MMP. We received $205.9 million after underwriting discounts and commissions of $9.1 million. We used $27.7 million of the funds to repay a portion of the borrowings under our June 2003 term loan, and $148.0 million was distributed to our owners. Also, $20.0 million was paid to Williams in connection with our acquisition of MMP (see Note 3—Acquisition of MMP and Magellan GP, LLC). The remaining cash proceeds of $10.2 million were used for general partnership purposes. Following this sale and MMP’s December 2003 equity issuance of 0.4 million units, our ownership interest in MMP, including Magellan GP, LLC’s 2% general partner interest, was reduced from 55% to 39%. In January 2004, the underwriters exercised their over-allotment option associated with the December 2003 equity offering and we sold an additional 1.4 million common units, which reduced our ownership interests in MMP from 39% to 36%. We received $32.3 million from the over-allotment sale after underwriting discounts and commissions of $1.4 million, of which we used $16.2 million to repay a portion of the borrowings under our term loan with the remaining $16.1 million distributed to our owners.

During May 2004, MMP executed a refinancing plan to improve its credit profile and increase financial flexibility by removing all of the secured debt from its capital structure. This refinancing plan included the issuance of $250.0 million of senior notes, establishment of a new revolving credit facility and the offering of 2.0 million common units representing limited partner interests in MMP. Both the senior notes and common units were issued on May 25, 2004. Associated with this offering, we sold approximately 4.8 million common units representing limited partner interests in MMP and received $107.8 million after underwriting discounts and commissions of $4.8 million. We used $26.9 million of the funds to repay a portion of the borrowings under our term loan, and $74.0 million was distributed to our owners. Our sale of these common units, combined with MMP’s equity offering, reduced our ownership interest in MMP from 36% to 27%.

Total proceeds from MMP’s 2.0 million common unit equity offering in May 2004 at a price of $23.80 per unit were $47.6 million. Associated with this offering, Magellan GP, LLC contributed $1.0 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $2.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.2 million. Total proceeds from the note issuance were $249.5 million. Of the proceeds received, $1.8 million was used to pay underwriting discounts and commissions and $0.8 million was used to pay legal, professional and other fees. MMP used the net proceeds from the May 2004 offerings of $293.3 million as follows:

•	repaid all of the outstanding $178.0 million principal amount of Series A senior notes (see Note 14—Debt for a description of these notes) issued by Magellan Pipeline;

•	paid $12.7 million of prepayment premiums associated with the early repayment of the Magellan Pipeline Series A senior notes;

•	repaid the $90.0 million outstanding principal balance of MMP’s then outstanding term loan;

•	paid $1.9 million to Magellan Pipeline’s Series B noteholders (see Note 14—Debt for a description of these notes) to release the collateral held by them and $0.8 million of associated legal costs;

•	paid $0.9 million of legal and professional fees associated with establishing a new unsecured revolving credit facility (see Note 14—Debt for a description of this facility); and

•	partially replenished the cash used to fund acquisitions completed in 2003 and early 2004.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the repayment of the Magellan Pipeline Series A senior notes and MMP’s term loan in May 2004, the associated write-off of unamortized debt placement fees resulted in a $3.0 million charge on our consolidated income statement.

In October 2004, MMP completed an acquisition of certain pipeline and terminal assets (see Note 6—Acquisitions). The debt and equity offerings discussed below were completed as part of the financing requirements associated with that acquisition:

•	During August 2004, in anticipation of the acquisition of certain pipeline and terminal assets, MMP issued and sold 3.6 million common units representing limited partner interests in MMP. Total proceeds from the sale, at a price of $24.89 per unit, were $89.6 million. Associated with this offering, Magellan GP, LLC made a $1.8 million contribution to MMP to maintain its 2% general partner interest. Net proceeds after underwriter discounts of $3.8 million and offering expenses of approximately $0.5 million were $87.1 million. The underwriters exercised their over-allotment option associated with this equity offering and sold an additional 0.6 million units. These over-allotment units were sold by us and we received $12.9 million after underwriting discounts and commissions of $0.6 million. We used $3.2 million of the funds to repay a portion of the borrowings under our term loan, and the remaining $9.7 million of the funds, plus an additional $0.3 million, was distributed to our owners. As a result of this equity offering and sale of over-allotment units, our ownership interest in MMP decreased from 27% to 25%;

•	In October 2004, MMP borrowed $300.0 million under a short-term acquisition facility and $50.0 million under its revolving credit facility to help finance this acquisition. MMP incurred debt issuance costs of $0.1 million associated with the $300.0 million short-term acquisition facility;

•	Also in October 2004, MMP issued and sold 5.2 million common units representing limited partner interests in MMP. The units were sold at a price of $27.25 for total proceeds of $141.7 million. Associated with this offering, Magellan GP, LLC contributed $2.9 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $6.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.3 million. MMP used the net proceeds of $138.3 million to repay a portion of the amounts borrowed under the short-term acquisition facility. The underwriters exercised their over-allotment option associated with the October 2004 offering and in November 2004, MMP issued and sold an additional 0.8 million common units. Total proceeds from this sale were $21.3 million, of which MMP paid $0.9 million for underwriting discounts and commissions. Magellan GP, LLC made an additional $0.4 million contribution to MMP to maintain its 2% general partner interest. The net proceeds of $20.8 million from the over-allotment sale were used to replace cash MMP had used to pay for other investments. These equity issuances reduced our ownership interest in MMP from 25% to 23%; and

•	Also in October 2004, MMP issued $250.0 million of senior notes. The notes were issued for the discounted price of 99.9%, or $249.7 million. The net proceeds from this debt issuance, after underwriter discounts of $1.8 million and debt issuance fees of $0.3 million, were $247.6 million. MMP used these net proceeds to: (i) repay the remaining $161.7 million outstanding under the acquisition facility (the original $300.0 million borrowed less $138.3 million partial repayment from the October 2004 equity offering discussed above) plus accrued interest costs of $0.2 million, and (ii) repay the $50.0 million amount previously borrowed under the revolver plus accrued interest costs of $0.1 million. The remaining proceeds of $35.6 million from this debt offering were used to replenish cash used in the acquisition of certain pipeline and terminal assets.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2005, we sold 5.5 million common units of MMP to the public. We received $151.7 million from this sale, after underwriting discounts and commissions of $7.7 million. We used $25.9 million of the funds to repay a portion of the borrowings under our term loan, and $125.8 million was distributed to our owners. On February 8, 2005, one day after MMP’s quarterly cash distribution record date, 2.8 million of MMP’s subordinated units that we owned converted into common units as provided in MMP’s partnership agreement. In February 2005, we sold 0.5 million common units of MMP to the public. We received $12.4 million from this sale, after underwriting discounts and commissions of $0.6 million. We used $6.2 million of the funds to repay a portion of the borrowings under our term loan, and the remaining $6.2 million helped fund a $13.0 million distribution to our owners. Following these sales, our ownership interest in MMP, including our general partner interest, decreased from 23% to 14%.

In April 2005, we sold 5.7 million subordinated units representing limited partner interests in MMP in a privately negotiated transaction. We received net proceeds of $163.2 million from this sale, of which we used $81.6 million to repay a portion of our term loan, $0.1 million to pay accrued interest and $81.5 million was distributed to our owners. Following this sale, our ownership interest in MMP decreased from 14% to 6%.

During May and June 2005, we sold our remaining 2.4 million common units representing limited partner interests in MMP in privately negotiated transactions. We received $72.9 million of proceeds, after deducting underwriter commissions of $3.0 million and transaction costs of $0.1 million. We used $36.3 million of the proceeds to repay a portion of our December 2004 term loan, $0.2 million to pay accrued interest and $36.4 million to make a distribution to our owners. Following these transactions, we no longer own any of MMP’s limited partner units and our ownership interest in MMP includes our 2% general partner interest and incentive distribution rights through our ownership interest in Magellan GP, LLC.

5. Consolidated Statements of Cash Flows

Changes in the components of operating assets and liabilities are as follows (in thousands):

	(Predecessor)
	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003	June 17, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Month Ended September 30,
					2004	2005
Accounts receivable and other accounts receivable	$(5,007)	$(15,049)	$17,895	$(37,275)	$(31,441)	$(5,683)
Affiliate accounts receivable	(8,876)	6,580	(3,244)	—	—	—
Inventory	5,361	2,508	(9,320)	3,985	(7,077)	114
Accounts payable	4,280	(134)	4,382	(174)	(5,041)	4,602
Affiliate accounts payable	9,372	(10,586)	(7,213)	—	—	—
Accrued payroll and benefits	1,738	(2,386)	7,415	2,084	9,260	(5,286)
Accrued taxes other than income	3,749	(1,202)	1,791	(1,054)	2,520	2,472
Accrued interest payable	3,788	2,697	1,647	3,728	1,535	12,615
Accrued product purchases	214	(883)	9,543	5,728	(3,426)	1,651
Restricted cash	(4,942)	(555)	(2,726)	2,376	(3,460)	(28,278)
Cash collateral	—	—	—	14,000	—	5,000
Long-term receivables	(1,430)	28	(19,893)	34,590	35,018	17,273
Current and noncurrent environmental liabilities	6,690	(1,207)	25,895	8,694	10,663	(1,033)
Other current and noncurrent assets and liabilities	4,721	5,180	5,010	7,523	7,433	26

Total	$19,658	$(15,009)	$31,182	$44,205	$15,984	$3,473

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Acquisitions

Each of the following acquisitions were accounted for as an acquisition of a business:

Petroleum Products Terminals.    During September 2005, MMP acquired a petroleum products terminal near Wilmington, Delaware from privately-owned Delaware Terminal Company. This marine terminal is located near the Delaware River and has 1.8 million barrels of usable storage capacity. Management believes this facility is strategic to MMP’s efforts for growth and in providing expanded services for MMP’s customers’ needs in the Mid-Atlantic markets. The operating results of this facility have been included with MMP’s petroleum products terminals segment results beginning on September 1, 2005. The facility and the land on which the facility sits, which was purchased in a separate transaction from a local non-profit agency, were acquired for approximately $55.5 million, which included cash payments of $55.3 million and the assumption of environmental liabilities of $0.2 million. Allocation of the purchase price was as follows (in thousands):

Property, plant and equipment	$51,231
Goodwill	2,782
Other intangibles	1,500

Total	$55,513

The recorded purchase price could change based on MMP’s evaluation and assessment of the assumed environmental liabilities. MMP expects that the total amount of goodwill recognized as part of this transaction will be deductible for tax purposes by its unitholders.

In January 2004, MMP acquired ownership in 14 petroleum products terminals located in the southeastern United States. This acquisition was accounted for under the purchase method, and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the acquisition date. The results of operations from this acquisition have been included with the petroleum products terminals segment results since its acquisition date. MMP paid $24.8 million for these facilities, incurred $0.6 million of closing costs and assumed $3.8 million of environmental liabilities. MMP previously owned a 79% interest in eight of these terminals and purchased the remaining ownership interest from Murphy Oil USA, Inc. In addition, the acquisition included sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$25,441
Environmental liabilities assumed	3,815

Total purchase price	$29,256

Allocation of purchase price:
Property, plant and equipment	$29,256

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro Forma Information (unaudited).    The following summarized pro forma consolidated income statement information assumes that the two petroleum product terminals acquisitions discussed above had occurred as of January 1, 2003. We have prepared these pro forma financial results for comparative purposes only. These pro forma financial results may not be indicative of the results that would have occurred if MMP had completed these acquisitions as of the periods shown below or the results that will be attained in the future (in thousands):

	Revenues	Net Income
For the period June 18, 2003 through December 31, 2003:
As reported	$270,728	$8,985
Pro forma adjustments	7,890	2,499

Pro forma	$278,618	$11,484

For the year ended December 31, 2004:
As reported	$695,374	$19,703
Pro forma adjustments	8,903	3,881

Pro forma	$704,277	$23,584

For the nine months ended September 30, 2004:
As reported	$433,864	$15,628
Pro forma adjustments	6,809	2,940

Pro forma	$440,673	$18,568

For the nine months ended September 30, 2005:
As reported	$827,862	$10,732
Pro forma adjustments	5,585	2,508

Pro forma	$833,447	$13,240

Significant pro forma adjustments include amounts for revenues and expenses for the period prior to MMP’s acquisition of these businesses and incremental G&A expenses.

The following acquisitions were accounted for as acquisitions of assets:

Petroleum Products Management Operation.    In July 2003, MMP acquired certain rights to a petroleum products management operation from an affiliate of Williams for $10.1 million plus inventory costs of approximately $5.2 million. The $10.1 million acquisition costs were allocated to and reported as other intangibles and are being amortized over a 105-month period. The operating results associated with this acquisition have been included with the petroleum products pipeline system segment from the acquisition date.

Pipeline Asset Acquisition.    On October 1, 2004, MMP acquired more than 2,000 miles of petroleum products pipeline system assets from Shell for approximately $488.9 million. In addition to the purchase price, MMP paid approximately $30.1 million for inventory related to a third-party supply agreement under which it received $14.0 million cash collateral, assumed approximately $57.6 million of existing liabilities and incurred approximately $3.3 million for transaction costs. During June 2004, MMP paid Shell $24.6 million as earnest money associated with the acquisition, which was applied against the purchase price at closing.

The assets MMP acquired from Shell have not been operated historically as a separate division or subsidiary. Shell operated these assets as part of its more extensive transportation and terminalling and crude oil

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and refined products operations. As a result, Shell did not maintain complete and separate financial statements for these assets as an independent business unit. MMP has made significant changes to the assets, including construction of additional connections between the acquired assets and MMP’s existing infrastructure, resulting in significant operating differences and revenues generated. Additionally, differences in MMP’s operating approach have resulted in obtaining different revenues and results of operations than those historically achieved by Shell. For these reasons, this acquisition constituted an acquisition of assets, and not of a business.

MMP integrated most of the assets acquired from Shell into the operations of its petroleum products pipeline system utilizing its existing accounting, financial reporting and measurement and control systems. In order to facilitate this integration, MMP entered into a transition services agreement with Shell which terminated at the end of February 2005. MMP also entered into transportation, terminalling and supply agreements with third parties, including Shell, for the refined petroleum products pipelines, terminals and system storage facilities that it acquired. MMP charges applicable tariffs and fees for transportation and terminalling services with respect to these assets in order to generate revenues and cash for distribution to its general partner and unitholders.

Assumed Liabilities.    In conjunction with the acquisition, MMP agreed to assume from Shell a third-party supply agreement, the terms of which management believed to be significantly below-market rates, and MMP recognized the $43.5 million fair value of the supply agreement as an increase in the recorded book value of the assets acquired with an offsetting liability.

In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency (“EPA”) arising out of a June 1999 incident unrelated to the assets MMP acquired from Shell. In order to resolve Shell’s civil liability for the incident, Shell agreed to pay civil penalties and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of Shell’s pipelines, including two of the pipelines MMP acquired, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under MMP’s purchase agreement with Shell, MMP agreed, at its own expense, to complete any remaining remediation work required under the consent decree with respect to the acquired pipelines. MMP recognized a liability of approximately $8.6 million associated with this agreement. Shell has agreed to retain responsibility under the consent decree for the ongoing independent monitoring obligations.

As part of the acquisition, Shell agreed to retain liabilities and expenses related to active environmental remediation projects, other than those relating to the consent decree discussed above. In addition, Shell agreed to indemnify MMP for certain environmental liabilities arising from pre-closing conditions so long as MMP provides notice of those conditions no later than October 1, 2006. Shell’s indemnification obligation is subject to a $0.3 million per-claim deductible and a $30.0 million aggregate cap.

MMP recorded approximately $2.1 million of environmental liabilities related to its estimates for remediation sites that Shell did not consider to be currently active. Also, upon closing of this acquisition, MMP was assessed a use tax liability of $1.1 million by the State of Oklahoma.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allocation of Purchase Price.    The purchase price allocation of the assets acquired and liabilities assumed from Shell is as follows (in millions):

Purchase price:
Cash paid for pipeline systems	$488.9
Cash paid for inventory	30.1
Capitalized portion of transaction costs	3.3
Liabilities assumed:
Fair value of third-party supply agreement	43.5
Consent decree	8.6
Property tax liability	2.3
Environmental	2.1
Use tax liability	1.1

Total liabilities assumed	57.6

Total purchase price	$579.9

Allocation of purchase price:
Property, plant and equipment	$548.3
Inventory	30.1
Prepaid assets	1.5

Total purchase price	$579.9

Financing.    The transactions completed to finance the assets acquired from Shell are discussed in detail in Note 4—MMP Debt and Equity Offerings and Sales of MMP Units.

Description of the Assets.    The acquisition primarily included four refined products pipeline systems, comprising approximately 2,000 miles of pipelines that have been incorporated into MMP’s existing pipeline system. A brief description of each of these pipeline segments follows:

•	a segment that extends from East Houston to Frost, Texas, which is approximately 50 miles south of Dallas, Texas. From Frost the segment has a branch that extends west to Odessa and El Paso, Texas and a branch that extends to a connection with MMP’s existing pipeline system in Duncan, Oklahoma. MMP connected its existing Galena Park, Texas marine terminal to the East Houston facility through a pipeline connection during February 2005;

•	a segment that extends from Hearne, Texas to Dallas, Texas, with a portion that extends to Ft. Worth, Texas. The pipeline delivers product to an existing inland terminal of MMP’s in Dallas, Texas;

•	a segment that extends from El Dorado, Kansas to Aurora, Colorado with an extension into the Denver International Airport; and

•	a pipeline that originates at Glenpool, Oklahoma and extends to Cushing, Oklahoma and then on to El Dorado, Kansas.

Agreements with Shell.    In connection with MMP’s acquisition of these refined petroleum products pipeline systems, MMP entered into three-year terminalling and transportation agreements and a five-year storage lease agreement with Shell for a combined minimum revenue commitment averaging approximately $28.1 million per year through September 30, 2007 and approximately $0.8 million per year thereafter through September 30, 2009. Management has concluded that these contracts reflected market prices in effect at the time.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Inventory

Inventories at December 31, 2003 and 2004 and September 30, 2005 were as follows (in thousands):

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Refined petroleum products	$3,435	$28,694	$21,746
Natural gas liquids	12,362	12,682	19,145
Additives	977	1,632	2,004
Other	508	389	388

Total	$17,282	$43,397	$43,283

The increase in refined petroleum products inventories between December 31, 2003 and December 31, 2004 is primarily due to the inventory requirements associated with a supply agreement MMP assumed as part of its asset acquisition from Shell in October 2004 (see Note 6—Acquisitions).

8. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2003	2004
Construction work-in-progress	$14,657	$18,162
Land and rights-of-way	35,402	51,621
Carrier property	1,072,337	1,445,159	24 – 50 years
Buildings	9,773	12,029	20 – 53 years
Storage tanks	201,145	265,706	20 – 40 years
Pipeline and station equipment	94,250	150,826	4 – 59 years
Processing equipment	139,751	165,404	3 – 53 years
Other	36,532	44,013	3 – 48 years

	$1,603,847	$2,152,920

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest at December 31, 2003 and 2004 of $19.3 million and $19.2 million, respectively. Depreciation expense for the year ended December 31, 2002, was $34.9 million, for the period from January 1, 2003 through June 17, 2003 was $16.8 million, for the period June 18, 2003 through December 31, 2003 was $26.1 million and for the year ended December 31, 2004 was $55.9 million.

9. Equity Investments

Effective March 2, 2004, MMP acquired a 50% ownership in Osage Pipeline for $25.0 million. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MMP uses the equity method of accounting for this investment. Summarized financial information for Osage Pipeline is presented below (in thousands):

	March 2, 2004 Through December 31, 2004	March 2, 2004 Through September 30, 2004	Nine Months Ended September 30, 2005
		(unaudited)	(unaudited)
Revenues	$9,814	$6,724	$9,020
Net income	$4,310	$2,737	$5,458

The condensed balance sheets for Osage Pipeline as of December 31, 2004 and September 30, 2005 are presented below (in thousands):

	December 31, 2004	September 30, 2005
		(unaudited)
Current assets	$3,278	$5,190
Noncurrent assets	$5,006	$4,632
Current liabilities	$351	$731
Members’ equity	$7,933	$9,091

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	March 2, 2004 Through December 31, 2004	Nine Months Ended September 30, 2005
		(unaudited)
Initial investment / investment at beginning of period	$25,032	$25,084
Earnings in equity investment:
Proportionate share of earnings	2,155	2,729
Amortization of excess investment	(553)	(498)

Net earnings in equity investment	1,602	2,231
Cash distributions	(1,550)	(2,150)

Equity investment at end of period	$25,084	$25,165

On the date MMP acquired its interest in Osage Pipeline, MMP’s investment included an excess net investment amount of $21.7 million. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Major Customers and Concentration of Credit Risk

The percentage of revenues derived by customers that accounted for 10% or more of total revenues is provided in the table below. Customer A is a customer of both MMP’s petroleum products pipeline and petroleum products terminals segments. Customer B is a customer of MMP’s petroleum products pipeline segment that purchases petroleum products from MMP pursuant to a supply agreement MMP assumed in connection with the acquisition of certain pipeline and terminal assets in October 2004. Our credit policies are described in Trade Receivables and Allowance for Doubtful Accounts in Note 2—Summary of Significant Accounting Policies.

	Year Ended December 31,			Nine Months Ended September 30, 2005
	2002	2003	2004
				(unaudited)
Customer A	4%	27%	19%	7%
Customer B	0%	0%	13%	44%

Total	4%	27%	32%	51%

MMP transports petroleum products for refiners and marketers in the petroleum industry. The major concentration of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to MMP’s customers are generally unsecured and the financial condition and creditworthiness of customers are periodically evaluated. MMP has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. MMP also requires additional security as it considers necessary. Issues impacting the petroleum refining and marketing and ammonia industries could impact MMP’s overall exposure to credit risk.

To conduct MMP’s operations, we employed approximately 955 employees at December 31, 2004 and 1,016 employees at September 30, 2005. We consider our employee relations to be good.

The labor force supporting the petroleum products pipeline system is concentrated in the central United States. At December 31, 2004 and September 30, 2005, this labor force consisted of 506 employees and 544 employees, respectively. At December 31, 2004 and September 30, 2005, approximately 42% and 40%, respectively, of these employees were represented by the United Steel Workers Union (“USWU”) and were covered by a collective bargaining agreement that extends through January 31, 2006. We have agreed with the USWU to extend the current collective bargaining agreement through January 31, 2009 and the union membership ratification vote in which the terms of the extension were accepted was held on September 30, 2005. The petroleum products terminals operation’s labor force is concentrated in the southeastern and Gulf Coast regions of the United States. At December 31, 2004 and September 30, 2005, this labor force consisted of 209 employees and 225 employees, respectively. At December 31, 2004 and September 30, 2005, none of the terminal operations employees were represented by labor unions. MMP’s ammonia pipeline operations are conducted through a third-party contractor; therefore, there are no employees specifically assigned to those operations.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Employee Benefit Plans

Williams sold its interest in Magellan GP, LLC and MMP to us on June 17, 2003. Employees of Williams dedicated to or otherwise supporting MMP’s operations remained employees of Williams through December 31, 2003 and many participated in Williams sponsored employee benefit plans. For the period from June 18, 2003 through December 31, 2003, Williams charged us for the services of these employees in accordance with the TSA as defined under Services Agreement in Note 3—Acquisition of MMP and Magellan GP, LLC.

Williams offered certain of these employees non-contributory defined-benefit plans that provided pension, retiree medical and life insurance benefits. Cash contributions to the plans were made by Williams and were not specifically related to the dedicated employees’ participation. Affiliate expense charges from Williams to our predecessor related to the dedicated employees’ participation in the plans totaled $2.9 million for the year ended December 31, 2002 and $1.8 million for the period from January 1, 2003 to June 17, 2003. Expense charges from Williams to us under the TSA related to the period from June 18, 2003 through December 31, 2003 were not specifically related to the dedicated employees’ participation in the plan.

Employees dedicated to or otherwise supporting MMP’s operations also participated in a Williams defined-contribution plan. The plan provided for matching contributions within specified limits. Affiliate charges from Williams to us related to the dedicated employees’ participation in the plan totaled $2.3 million for the year ended December 31, 2002 and $0.7 million for the period from January 1, 2003 to June 17, 2003. Affiliate charges from Williams to our predecessor under the TSA related to the period from June 18, 2003 through December 31, 2003 were not specifically identifiable to the dedicated employees’ participation in the plan.

On January 1, 2004, we assumed sponsorship of the Union Pension Plan for certain hourly employees. Additionally, we began sponsorship of a pension plan for certain non-union employees and a post-retirement benefit plan for selected employees effective January 1, 2004. We also maintain a defined contribution plan for substantially all employees assigned to MMP.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The annual measurement date for our pension and post-retirement benefit plans is December 31; however, we used a January 1, 2004 measurement date for these plans for the measurement of our initial liability. The following table presents the changes in benefit obligations and plan assets for pension benefits and other post-retirement benefits for the year ended December 31, 2004. The 2003 data presented in the table represents our initial benefit obligation and related plan assets which we had committed to assume from Williams as of December 31, 2003. The table also presents a reconciliation of the funded status of these benefits to the amount recorded in the consolidated balance sheet at December 31, 2004 (in thousands):

	Pension Benefits		Other Post-retirement Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year		$26,294		$18,266
Service cost		3,647		324
Interest cost		1,707		682
Plan participants’ contributions		—		10
Actuarial loss		4,044		1,106
Other(a)		—		(7,357)
Benefits paid		(1,795)		(32)

Benefit obligation at end of year	$26,294	$33,897	$18,266	12,999

Change in plan assets:
Fair value of plan assets at beginning of year		19,453		—
Employer contributions		3,056		22
Plan participants’ contributions		—		10
Actual return on plan assets		1,432		—
Benefits paid		(1,795)		(32)

Fair value of plan assets at end of year	19,453	22,146	—	—

Funded status	(6,841)	(11,751)	(18,266)	(12,999)
Unrecognized net actuarial loss	—	4,249	—	1,106
Unrecognized prior service cost	3,106	2,798	8,293	783

Accrued benefit cost	$(3,735)	$(4,704)	$(9,973)	$(11,110)

Accumulated benefit obligation	$18,252	$23,441

(a)	Our post-retirement medical plan pays eligible claims secondary to Medicare. As a result of the Prescription Drug Act of 2003, our prescription claims cost decreased which resulted in a decrease in the post-retirement benefit obligation described as “Other” in the table above.

The amounts included in the pension benefits in the above table combine our Union Pension Plan with our non-union pension plan. At December 31, 2004, the Union Pension Plan had an accumulated benefit obligation of $21.9 million, which exceeded the fair value of plan assets of $20.2 million.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net pension and other post-retirement benefit expense for the year ended December 31, 2004 and the nine months ended September 30, 2004 and 2005, consisted of the following (in thousands):

	Pension Benefits			Other Postretirement Benefits
	Year Ended December 31, 2004	Nine Months Ended September 30,		Year Ended December 31, 2004	Nine Months Ended September 30,
		2004	2005		2004	2005
		(unaudited)			(unaudited)
Components of net periodic pension and post-retirement benefit expense:
Service cost	$3,647	$2,735	$3,161	$324	$243	$397
Interest cost	1,707	1,280	1,400	682	511	746
Expected return on plan assets	(1,637)	(1,228)	(1,439)	—	—	—
Amortization of actuarial loss	—	—	19	—	—	431
Amortization of prior service cost	307	231	231	154	116	116

Net periodic pension expense	$4,024	$3,018	$3,372	$1,160	$870	$1,690

The weighted-average assumptions utilized to determine benefit obligations as of December 31, 2003 and 2004 were as follows:

	Pension Benefits		Other Post-retirement Benefits
	2003	2004	2003	2004
Discount rate	6.25%	5.75%	6.25%	5.75%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The weighted-average assumptions utilized to determine net pension and other post-retirement benefit expense for the year ended December 31, 2004 were as follows:

	Pension Benefits	Postretirement Benefits
Discount rate	6.25%	6.25%
Expected return on plan assets	8.50%	N/A
Rate of compensation increase	5.00%	N/A

The non-pension post-retirement benefit plans provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with the Partnership’s expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

For benefits incurred by participants prior to age 65, the annual assumed rate of increase in the health care cost trend rate for 2005 is 7.1% and systematically decreases to 5% by 2008. The annual assumed rate of increase in the health care cost trend rate for post-65 benefits for 2005 is 10% and systematically decreases to 5% by 2015. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Change in total of service and interest cost components	$208	$165
Change in post-retirement benefit obligation	2,519	2,003

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expected long-term rate of return on plan assets was determined by combining a review of historical returns of portfolios with assets similar to our current portfolio, projected returns and target weightings of each asset classification. Our investment objectives for the assets within the pension plans are to obtain a balance between long-term growth of capital and generation of income to meet withdrawal requirements, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market value from year-to-year, or of incurring large losses that may result from concentrated positions. Our tolerance for risk is analyzed based on the impact on the predictability of contribution requirements, probability of under funding, risk-adjusted returns and investment return volatility. Funds are invested through the use of multiple investment managers. Our target allocation percentages and the actual weighted-average asset allocation at December 31, 2004 were as follows:

	Actual	Target
Equity securities	65%	65%
Debt securities	31%	34%
Other	4%	1%

As of December 31, 2004, benefits expected to be paid through December 31, 2014 were as follows (in thousands):

	Pension Benefits	Other Post-retirement Benefits
2005	$825	$60
2006	833	159
2007	835	261
2008	895	371
2009	928	491
2010 through 2014	6,417	4,026

Through September 30, 2005, we have contributed $4.8 million for the pension plans, which represents the full amount we expect to contribute for the 2005 plan year. We incurred costs of $3.1 million related to the defined contribution plan for the year ended December 31, 2004 and $3.0 million for the nine months ended September 30, 2005.

12. Related Party Transactions

Through June 17, 2003, affiliate revenues represented revenues from Williams and its affiliates. Affiliate revenues during 2002 and through June 17, 2003, primarily included pipeline and terminal storage revenues, ancillary service revenues for MMP’s marine facilities, fee income related to petroleum products asset management activities and certain software licensing fees. There were no affiliate revenues from Williams after June 17, 2003. Sales to affiliates of Williams were at prices consistent with those charged to non-affiliated entities. Revenues from affiliates of Williams are summarized in the table below (in millions):

	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
Revenues from affiliates of Williams	$58.6	$13.9
Total revenues	$434.5	$211.2
Revenues from affiliates of Williams as a percent of total revenue	13%	7%

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2004 MMP acquired a 50% ownership interest in Osage Pipeline. MMP operates the Osage pipeline and receives a fee for these services. MMP received $0.5 million during both 2004 and the nine months ended September 30, 2005 from Osage Pipeline for operating fees, which were reported as affiliate revenues. Also, during the second quarter of 2004, MMP received $0.3 million from Osage for fees to transition accounting, billing and other administrative functions. These fees were recorded as other income, which is netted into operating expense in our results of operations.

We are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P., (“CRF”). Two members of Magellan GP, LLC’s eight-member board of directors are nominees of CRF. On January 25, 2005, CRF, through affiliates, acquired an interest in the general partner of SemGroup, L.P. (“SemGroup”) and limited partner interests in SemGroup. CRF’s total combined general and limited partner interest in SemGroup is approximately 30%. One of the members of SemGroup’s general partner’s seven-member board of directors is a nominee of CRF with three votes on such board. MMP, through its subsidiaries and affiliates, is a party to a number of transactions with SemGroup and its affiliates. These transactions include leasing storage tanks to and from SemGroup, buying and selling petroleum products from and to SemGroup and transporting petroleum products for SemGroup.

CRF also has an ownership interest in the general partner of Buckeye Partners, L.P. (“Buckeye”). During the nine months ended September 30, 2005, our operating expenses included $0.3 million of costs we incurred with Norco Pipe Line Company, LLC, which is a subsidiary of Buckeye.

Magellan GP, LLC’s board of directors has adopted a Board of Directors Conflict of Interest Policy and Procedures. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to SemGroup and Buckeye. As part of these procedures, none of the nominees of CRF will serve on Magellan GP, LLC’s board of directors and on SemGroup’s or Buckeye’s general partners’ boards of directors at the same time.

A summary of the transactions MMP had with SemGroup and its affiliates during the period from January 25, 2005 through September 30, 2005 are provided in the following table (in millions):

Period From January 25, 2005 Through September 30, 2005
(unaudited)
Sales of petroleum products	$86.2
Purchases of petroleum products	45.7
Terminalling and other services revenues	4.2
Storage tank lease revenues	2.0
Storage tank lease expense	0.8

During May 2005, the board of directors of Magellan GP, LLC appointed John P. DesBarres as an independent board member. Mr. DesBarres currently serves as a board member for American Electric Power Company, Inc. of Columbus, Ohio. During the nine months ended September 30, 2005, MMP’s operating expenses, mainly power costs, included $1.1 million of costs MMP incurred with Public Service Company of Oklahoma, which is a subsidiary of American Electric Power Company, Inc.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Costs and expenses related to activities between Williams and its affiliates and MMP prior to June 17, 2003, were accounted for as affiliated third-party transactions. The following table summarizes costs and expenses from Williams, which are reflected in the cost and expenses in the accompanying consolidated statements of income (in thousands):

	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
Affiliates of Williams—allocated G&A expenses	$43,182	$23,126
Affiliates of Williams—allocated operating expenses	156,464	68,079
Affiliates of Williams—product purchases	22,268	472

In 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated both direct and indirect G&A expenses to MMP. Direct expenses allocated by Williams were primarily salaries and benefits of employees and officers associated with MMP’s businesses. Indirect expenses included legal, accounting, treasury, engineering, information technology and other corporate services. Williams allocated these expenses to us based on an agreed-upon expense limitation. The G&A expenses that would have been allocated to MMP by Williams above the expense limitation totaled $19.7 million in 2002 and $5.2 million for the period January 1, 2003 through June 17, 2003. Williams’ G&A expenses allocations in 2002 and for the period January 1, 2003 through June 17, 2003, included a number of costs that were not specific to MMP’s businesses and therefore could not be used as an estimate of MMP’s G&A expenses during those periods.

Additionally, in 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated operating expenses to MMP. Expenses included all costs directly associated with MMP’s operations.

Williams agreed to reimburse MMP for maintenance capital expenditures incurred in 2002 in excess of $4.9 million related to the assets contributed to MMP at the time of its initial public offering. During 2002, MMP received reimbursements from Williams associated with these assets of $11.0 million.

Williams and certain of its affiliates had indemnified MMP against certain environmental costs. The environmental indemnifications MMP had with Williams were settled during 2004. See Note 19—Commitments and Contingencies for information relative to the settlement of these indemnifications with Williams. We had recorded receivables from Williams or its affiliates associated with the indemnification settlement of $74.8 million and $50.4 million at December 31, 2004 and September 30, 2005, respectively. Receivables from Williams associated with environmental issues at December 31, 2003 were $27.8 million. These amounts were included with other accounts receivable and long-term receivable amounts presented in the consolidated balance sheets.

13. Income Taxes

Neither we nor MMP pay income taxes due to our respective legal structures. However, earnings of Magellan Pipeline prior to its acquisition by MMP in April 2002 were subject to income taxes. The provision for income taxes for the year ended December 31, 2002, is as follows (in thousands):

Current:
Federal	$6,313
State	874
Deferred:
Federal	987
State	148

$8,322

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation from the provision for income taxes at the U.S. federal statutory rate to the effective tax rate for the provision for income taxes for the year ended December 31, 2002, is as follows (in thousands):

Income taxes at statutory rate	$37,616
Less: income taxes at statutory rate on income applicable to partners’ interest	(29,790)
Increase resulting from state taxes, net of federal income tax benefit	496

Provision for income taxes	$8,322

14. Debt

Debt at December 31, 2003 and 2004 and September 30, 2005 was as follows (in thousands):

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Magellan Holdings term loan:
Long-term portion	$164,501	$221,870	$275,000
Current portion	1,524	28,130	—

Total Magellan Holdings term loan	166,025	250,000	275,000

MMP Debt:
6.45% Notes due 2014	—	250,292	249,536
5.65% Notes due 2016	—	249,702	252,593
Term loan and revolving credit facility:
Long-term portion	89,100	—	—
Current portion	900	—	—

Total term loan and revolving credit facility	90,000	—	—
Magellan Pipeline Notes:
Long-term portion	490,917	297,376	290,287
Current portion	—	15,100	15,100

Total Magellan Pipeline Notes	490,917	312,476	305,387

Total MMP debt	580,917	812,470	807,516

Total debt	$746,942	$1,062,470	$1,082,516

Maturities of long-term debt outstanding as of December 31, 2004, excluding fair value adjustments made to MMP’s debt in June 2003, when we acquired MMP, discounts incurred on debt issuances by MMP and us and market value adjustments to long-term debt associated with qualifying hedges are as follows: $15.1 million—2005; $14.3 million—2006; $272.6 million—2007; $0 million—2008 and 2009; and $750.0 million thereafter.

Magellan Holdings Term Loan.    In June 2003, Williams sold its ownership interests in MMP and Magellan GP, LLC to us. In conjunction with that transaction, we entered into a credit agreement with a group of financial institutions and borrowed $200.0 million under a term loan. We paid $5.0 million of these funds to our owners and the remaining proceeds were used to help us finance our acquisition of MMP. The balance of this loan outstanding at December 2004 was repaid with the proceeds of our December 2004 term loan discussed below.

In December 2004, we entered into a credit agreement with a group of financial institutions that provided for a $250.0 million term loan. Proceeds from the loan were used to repay the $97.4 million outstanding balance

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of our June 2003 term loan, to pay related fees and expenses and make a dividend to our owners. Total debt placement fees incurred with this loan were $3.5 million. The balance of this loan outstanding at June 2005 was repaid with the proceeds of our June 2005 term loan discussed below.

In June 2005, we entered into a credit agreement with a group of financial institutions that provided for a $275.0 million term loan. Proceeds from the loan were used to repay the $95.3 million outstanding balance of our December 2004 term loan, to fund a $24.2 million defeasance account, to pay related fees and expenses and make a $151.0 million distribution to the our owners. The loan bears interest at the Eurodollar rate plus a spread of 2.125%. The maturity date of this term loan is June 2012. The agreement provides for mandatory prepayments in any quarter for which we have positive excess cash flow (as defined in the agreement) and our leverage ratio (also as defined in the agreement) is above 4.0 times. These mandatory prepayments equal 50% of any excess cash flow. The agreement also permits us to borrow additional amounts up to a total of $100.0 million so long as our leverage ratio remains below 6.0 times on a pro forma basis after giving effect to any such additional borrowings. Obligations under the facility are secured by our membership interests in Magellan GP, LLC. Neither MMP nor any of its subsidiaries is a guarantor of the term loan. Under the terms of this agreement, a change in control results in an event of default, in which case the maturity date of the obligations under the facility may be accelerated. For this facility, a change of control is defined in a variety of ways, each of which involve our current owners no longer maintaining majority control of the management of MMP, Magellan GP, LLC or us. This facility contains various operational and financial covenants. We are in compliance with all of these covenants. The interest rate on this facility at September 30, 2005 was 5.785%. We intend to repay borrowings outstanding under this credit agreement in the next 12 months.

6.45% Notes due 2014.    On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 15—Derivative Financial Instruments), the effective interest rate of these notes for both 2004 and for the nine months ended September 30, 2005 was 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2004. The discount on the notes is being accreted over the life of the notes.

5.65% Notes due 2016.    On October 7, 2004, MMP issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million. Including the impact of hedges associated with these notes (see Note 15—Derivative Financial Instruments), the effective interest rate of these notes during 2004 and for the nine months ended September 30, 2005, was 5.1% and 5.5%, respectively. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The discount on the notes is being accreted over the life of the notes.

The indenture under which the 5.65% and 6.45% notes discussed above were issued does not limit MMP’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, MMP’s ability to incur indebtedness secured by certain liens, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of its assets. MMP is in compliance with these covenants.

May 2004 Revolving Credit Facility.    In connection with MMP’s May 2004 refinancing, it entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. In September 2004, MMP increased the facility to $175.0 million. At both December 31, 2004 and September 30, 2005, $1.1 million of the facility was being used for letters of credit with no other amounts outstanding. Borrowings under this revolving credit facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5% based on MMP’s credit ratings.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The revolving credit facility requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.5 to 1.0; and (ii) consolidated EBITDA to interest expense of at least 2.5 to 1.0. In addition, the revolving credit facility contains covenants that limit MMP’s ability to, among other things, incur additional indebtedness or modify its other debt instruments, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, engage in sale and leaseback transactions, merge, consolidate, liquidate or dissolve, sell or lease all or substantially all of its assets and change the nature of its business. MMP is in compliance with these covenants.

Term Loan and Revolving Credit Facility.    In August 2003, MMP entered into a credit agreement with a syndicate of banks. This facility was comprised of a $90.0 million term loan and an $85.0 million revolving credit facility. Indebtedness under the term loan incurred interest at LIBOR plus a margin of 2.0%, while indebtedness under the revolving credit facility incurred interest at LIBOR plus a margin of 1.8%. In May 2004, MMP repaid the $90.0 million outstanding term loan and this facility was replaced with the revolving credit agreement described above.

During the years ending December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, total cash payments for interest on all indebtedness, net of amounts capitalized, were $18.7 million, $38.6 million, $45.2 million and $36.4 million, respectively.

Magellan Pipeline Notes.    During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $178.0 million of floating rate Series A Senior Secured Notes and $302.0 million of fixed rate Series B Senior Secured Notes. Both notes were secured with MMP’s membership interest in and assets of Magellan Pipeline until MMP’s refinancing plan was executed in May 2004 (see Note 4—MMP Debt and Equity Offerings and Sales of MMP Units). As part of that refinancing, the $178.0 million outstanding balance of the floating rate Series A Senior Secured Notes was repaid. In addition, the fixed rate Series B noteholders released the collateral which secured those notes except for cash deposited in an escrow account in anticipation of semi-annual interest payments on the Magellan Pipeline notes. The maturity date of the Series B senior notes is October 7, 2007; however, MMP was required on October 7, 2005 and will be required on October 7, 2006, to repay 5.0% of the principal amount outstanding on those dates. The outstanding principal amount of the Series B senior notes at December 30, 2004 and September 30, 2005 was $302.0 million; however, the outstanding principal amount of the notes at December 31, 2004 was increased by $2.7 million and decreased at September 30, 2005 by $1.9 million for the change in the fair value of the associated hedge (see Note 14—Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes is the unamortized step-up in value of $7.8 million at December 31, 2004 and $5.3 million at September 30, 2005. The notes were stepped-up to fair value for our ownership interest when we acquired MMP from Williams in June 2003. The interest rate of the Series B senior notes is fixed at 7.7%. However, including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate Series B senior notes to floating-rate debt (see Note 14—Derivative Financial Instruments) and the effect of the amortization of the fair value adjustment on long-term debt, the weighted-average interest rate for the Series B senior notes was 5.8% and 6.5% for the twelve months ended December 31, 2004, and the nine months ended September 30, 2005, respectively. The weighted-average interest rate for the Series A and Series B senior notes combined (including the impact of the associated hedge) for the twelve months ended December 31, 2004 was 5.7%.

Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on our consolidated balance sheets of $8.2 million at December 31, 2003, $5.8 million at December 31, 2004, and $11.7 million at September 30, 2005.

The note purchase agreement, as amended in connection with MMP’s May 2004 refinancing, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.5 to 1.0,

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and (ii) consolidated EBITDA to interest expense of at least 3.3 to 1.0. It also requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 2.5 to 1.0. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to incur additional indebtedness, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, merge, consolidate, liquidate or dissolve, sell or lease a material portion of its assets, engage in sale and leaseback transactions and change the nature of its business. MMP is in compliance with these covenants.

15. Derivative Financial Instruments

We and MMP use interest rate derivatives to help manage interest rate risk. In conjunction with existing and anticipated debt instruments, we and MMP have executed the derivative transactions discussed below.

During October 2002, MMP entered into and unwound an interest rate hedge, realizing a loss of $1.0 million. This loss is being amortized over the 5-year life of the Magellan Pipeline notes.

In February 2004, MMP entered into three separate interest rate swap agreements to hedge its exposure to changes in interest rates for a portion of the debt it anticipated refinancing related to Magellan Pipeline’s senior notes. The notional amounts of the swaps totaled $150.0 million. The 10-year period of the swap agreements was the assumed tenure of the replacement debt starting in October 2007. The average fixed rate on the swap agreements was 5.9%.

In April 2004, MMP entered into three agreements for treasury lock transactions to hedge its exposure against interest rate increases for a portion of the $250.0 million of 10-year notes it issued in connection with its May 2004 refinancing plan. The notional amount of the agreements totaled $150.0 million and extended from 2004 to 2014 at a weighted average interest rate of 4.4%.

During May 2004, MMP unwound the February 2004 interest rate swap agreements described above and realized a gain of $3.2 million. MMP also unwound the April 2004 treasury lock transactions described above in May 2004 and realized a gain of $2.9 million. Because the interest rate swap hedges were considered to be effective, all of the realized gain associated with the interest rate swaps was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004. Because the combined notional amounts of the interest rate swap agreements and the treasury locks exceeded the total amount of debt issued, a portion of the treasury lock hedge was ineffective. As such, the portion of the realized gain associated with the ineffective portion of the treasury lock hedge, or $1.0 million, was recorded as a gain on derivative during May 2004, which was reported as other income in our consolidated income statement. The remainder of the $1.9 million gain realized on the treasury lock hedge was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004.

During May 2004, MMP entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline Series B senior notes. MMP has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, MMP receives 7.7% (the weighted-average interest rate of the Magellan Pipeline Series B senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline Series B senior notes. Payments settle in April and October each year with the LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to MMP’s interest expense associated with this hedge of $2.5 million. The fair value of the instruments associated with this hedge at December 31, 2004 and September 30, 2005 was $2.7 million and $(1.9) million, respectively, and was recorded to other noncurrent assets and long-term debt.

In July 2004, MMP entered into two agreements for forward starting swaps to hedge its exposure to changes in interest rates for a portion of the $250.0 million of senior notes it anticipated issuing during October 2004 as partial financing for the pipeline assets it acquired from Shell. The notional amounts of the agreements totaled $150.0 million. On October 7, 2004, the date MMP issued $250.0 million of debt due 2016, MMP unwound these hedges and realized a loss of $6.3 million. Because the hedges were considered to be effective, all of the realized loss associated with the hedges was recorded to other comprehensive income and is being amortized over the 12-year life of the notes issued in October 2004.

In October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. The agreement began on October 7, 2004 and terminates on October 15, 2016, which is the maturity date of the senior notes due 2016. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to MMP’s interest expense of $1.0 million associated with this hedge. The fair value of this hedge at December 31, 2004 and September 30, 2005 was $0.8 million and $2.9 million, respectively, and was recorded to other noncurrent assets and long-term debt.

In July 2005, we entered into three interest rate swap agreements and the notional amounts of these agreements total $140.0 million Under these agreements, we will receive the variable-rate of the MMH term loan and pay a weighted-average fixed rate of 6.4%. The agreements begin on December 30, 2005 and expire on June 30, 2007, with settlements every March 30, June 30 and September 30. The fair value of this hedge at September 30, 2005 was $0.6 million and was recorded to other income.

16. Leases

Leases—Lessee.    We and MMP lease land, office buildings, tanks and terminal equipment at various locations to conduct its business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove MMP’s pipeline from the property for non-performance. Total rent expense was $5.6 million, in 2002, $1.8 million for the period from January 1, 2003 through June 17, 2003, $2.1 million for the period from June 18, 2003 through December 31, 2003, and $4.7 million for the year ended December 31, 2004. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2004, were as follows (in thousands):

2005	$2,623
2006	2,711
2007	2,652
2008	2,024
2009	1,413
Thereafter	12,113

Total	$23,536

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases—Lessor.    MMP has ten capacity leases with remaining terms from one to 12 years that it accounts for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2004, were as follows (in thousands):

2005	$9,210
2006	8,337
2007	7,791
2008	7,636
2009	6,724
Thereafter	16,641

Total	$56,339

On December 31, 2001, MMP purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. MMP then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. MMP has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount.

Future minimum lease payments receivable under direct-financing-type leasing arrangements as of December 31, 2004, were $1.4 million in 2005, $1.3 million each year for 2006, 2007, 2008 and 2009 and $8.8 million cumulatively for all periods after 2009. The net investment under direct financing leasing arrangements as of December 31, 2003 and 2004 was as follows (in thousands):

	December 31,
	2003	2004
Total minimum lease payments receivable	$17,699	$15,351
Less: Unearned income	8,469	7,245

Recorded net investment in direct financing leases	$9,230	$8,106

The net investment in direct financing leases was classified in the consolidated balance sheets as follows (in thousands):

	December 31,
	2003	2004
Classification of direct financing leases:
Current accounts receivable	$378	$423
Current deferred revenue	(225)	—
Noncurrent accounts receivable	9,077	7,683

Total	$9,230	$8,106

17. Long-Term Incentive Plan

MMP’s general partner has adopted a long-term incentive plan for employees who perform services for MMP and directors of MMP’s general partner. The long-term incentive plan primarily consists of two components: phantom units and unit options. To date, there have been no unit options granted. The long-term

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incentive plan permits the grant of awards covering an aggregate of 1.4 million MMP common units. The compensation committee of MMP’s general partner’s board of directors administers the long-term incentive plan.

In April 2001, grants of 185,000 MMP limited partner units were made to certain key employees associated with MMP’s initial public offering in February 2001. These awards allowed for early vesting if established performance measures were met prior to February 2004. MMP met all of the performance measures and the awards vested in 2002.

Also in April 2001, grants of 128,400 MMP limited partner units pursuant to the long-term incentive plan were made. With the change in control of Magellan GP, LLC on June 17, 2003, these awards vested at their maximum award level, resulting in 256,800 MMP limited partner unit awards.

During 2002, grants of 45,300 MMP limited partner units pursuant to the long-term incentive plan were made. With the change in control of Magellan GP, LLC on June 17, 2003, these awards vested at their maximum award level, resulting in 90,600 MMP limited partner unit awards.

In February 2003, grants of 105,650 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant is based on certain performance metrics, which management determined at the end of 2003, and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. These MMP limited partner unit grants are subject to forfeiture if employment is terminated prior to the vesting date. These grants do not have an early vesting feature except under circumstances where there is a change in control of Magellan GP, LLC, in which case the MMP limited partner unit grants will immediately vest at their maximum award level of double the award grant. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. During 2003, management increased the associated accrual to an expected payout of 190,542 MMP limited partner units with decreases to 185,978 MMP limited partner units during 2004 and further reductions to 180,602 MMP limited partner units during the nine months ended September 30, 2005, due to employee terminations and retirements. The value of the MMP limited partner unit awards being accrued for was $5.5 million at December 31, 2004 and $6.2 million at September 30, 2005.

In June 2003, following Williams’ sale of its interest in Magellan GP, LLC and MMP to us, Magellan GP, LLC’s board of directors made the following grants to certain employees who became dedicated to providing services to MMP:

•	In October 2003, grants of 21,280 MMP limited partner units pursuant to the long-term incentive plan were made. Of these awards, 9,700 MMP limited partner units vested on December 31, 2003, 940 MMP limited partner units vested on July 31, 2004 and 9,700 MMP limited partner units vested on December 31, 2004. The remaining 940 limited partner units vested on July 31, 2005. The value of the 940 unvested awards at December 31, 2004 was less than $0.1 million.

•	In January 2004, grants of 21,712 MMP limited partner units pursuant to the long-term incentive plan were made. Of these awards, 10,866 MMP limited partner units vested on July 31, 2004 and 10,846 MMP limited partner units vested on July 31, 2005. The value of the 10,846 unvested awards at December 31, 2004 was $0.3 million.

In February 2004, grants of 159,024 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the attainment of short-term and long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award range from zero units up to a total of 318,048 MMP limited partner units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 40%. The MMP limited partner units will vest at the end of 2006. These MMP limited partner units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under circumstances which would result in a change in control of Magellan GP, LLC, in which case the MMP limited partner units will immediately vest at their maximum award level of double the award grant. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. During 2004 management increased its estimate of the number of MMP limited partner units that will be awarded under this grant to 289,626 based on the attainment of the short-term performance metrics and the probability of attaining higher-than-standard on the long-term performance metrics. During the nine months ended September 30, 2005, management increased the estimate of the number of MMP limited partner units that will awarded to 307,721. The value of the MMP limited partner unit awards being accrued for on December 31, 2004 and September 30, 2005 was $8.5 million and $10.5 million, respectively.

In February 2005, grants of 160,640 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award ranges from zero units up to a total of 321,280 MMP limited partner units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 20%. The MMP limited partner units will vest at the end of 2007. These MMP limited partner units are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. These awards do not have an early vesting feature except in circumstances when there is a change in control of Magellan GP, LLC, in which case the MMP limited partner units will immediately vest at their maximum award level of double the award grant. The value of the 160,640 MMP limited partner unit awards on September 30, 2005 was $5.5 million.

MMP’s equity-based incentive compensation costs are summarized as follows (in thousands):

	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
					2004	2005
					(unaudited)
IPO awards	$2,051	$—	$—	$—	$—	$—
2001 awards	1,472	3,373	—	—	—	—
2002 awards	185	1,955	—	—	—	—
2003 awards	—	528	1,212	2,232	1,562	2,269
October 2003 awards	—	—	309	199	190	7
January 2004 awards	—	—	—	500	457	102
2004 awards	—	—	—	2,809	1,377	3,368
2005 awards	—	—	—	—	—	1,388

Total	$3,708	$5,856	$1,521	$5,740	$3,586	$7,134

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Segment Disclosures

MMP’s reportable segments are strategic business units that offer different products and services. The segments are managed separately because each segment requires different marketing strategies and business knowledge. Management evaluates performance based upon segment operating margin, which includes revenues from affiliates and external customers, operating expenses, environmental expenses, environmental reimbursements, product purchases and equity earnings.

On June 17, 2003, Williams sold its interest in Magellan GP, LLC and MMP to us. Prior to June 17, 2003, affiliate revenues from Williams were accounted for as if the sales were to unaffiliated third parties. Also, prior to June 17, 2003, affiliate G&A costs, other than equity-based incentive compensation, were based on the expense limitations provided for in the omnibus agreement and were allocated to the business segments based on their proportional percentage of revenues. After June 17, 2003, affiliate G&A costs have been allocated to the business segments based on a three-factor formula, which considers total salaries, property, plant and equipment and total revenues less product purchases.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-generally accepted accounting principle measure of operating margin (in the aggregate and by segment) is presented in the following tables. The components of operating margin are computed by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, is included in the tables below. Management believes that investors benefit from having access to the same financial measures they use to evaluate performance. Operating margin is an important performance measure of the economic performance of MMP’s core operations. This measure forms the basis of MMP’s internal financial reporting and is used by management in deciding how to allocate capital resources between segments. Operating profit, alternatively, includes expense items, such as depreciation and amortization and G&A costs, that management does not consider when evaluating the core profitability of an operation.

	(Predecessor) Twelve Months Ended December 31, 2002
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Total
	(in thousands)
Transportation and terminalling revenues:
Third party	$239,327	$78,083	$13,135	$330,545
Affiliate	33,195	—	—	33,195
Product sales revenues:
Third party	43,979	1,360	—	45,339
Affiliate	25,188	—	—	25,188
Affiliate management fee revenues	210	—	—	210

Total revenues	341,899	79,443	13,135	434,477
Operating expenses	112,346	35,619	4,867	152,832
Environmental	17,514	(788)	88	16,814
Environmental reimbursements	(15,176)	768	(92)	(14,500)
Product purchases	63,982	—	—	63,982

Operating margin	163,233	43,844	8,272	215,349
Depreciation and amortization	22,992	11,447	657	35,096
Affiliate G&A expenses	32,779	8,921	1,482	43,182

Segment profit	$107,462	$23,476	$6,133	$137,071

Segment assets	$647,771	$346,221	$37,646	$1,031,638
Corporate assets				90,179

Total assets				$1,121,817

Goodwill	—	22,295	—	22,295
Additions to long-lived assets	16,013	20,792	443	37,248

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	(Predecessor) January 1, 2003 Through June 17, 2003
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Total
	(in thousands)
Transportation and terminalling revenues:
Third party	$109,448	$41,594	$4,595	$155,637
Affiliate	13,122	—	—	13,122
Product sales revenues:
Third party	41,757	(65)	—	41,692
Affiliate	790	—	—	790

Total revenues	165,117	41,529	4,595	211,241
Operating expenses	49,304	14,865	2,023	66,192
Environmental	1,810	(102)	243	1,951
Environmental reimbursements	(1,099)	132	(291)	(1,258)
Product purchases	37,355	774	—	38,129

Operating margin	77,747	25,860	2,620	106,227
Depreciation and amortization	10,468	5,456	1,012	16,936
Affiliate G&A expenses	17,133	5,507	486	23,126

Segment profit	$50,146	$14,897	$1,122	$66,165

As a result of Williams’ sale of its ownership interests in Magellan GP, LLC and MMP to us, MMP was responsible for $5.9 million of costs to separate from Williams. Of these costs, $3.7 million was charged to affiliate G&A expense and was allocated by MMP to the business units as follows: $2.7 million to petroleum products pipeline, $0.9 million to petroleum products terminals and $0.1 million to the ammonia pipeline system.

	June 18, 2003 Through December 31, 2003
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Intersegment Eliminations	Total
	(in thousands)
Transportation revenues	$155,606	$37,279	$8,013	$—	$200,898
Product sales revenues	65,086	4,744	—	—	69,830

Total revenues	220,692	42,023	8,013	—	270,728
Operating expenses	72,161	18,737	2,419	(873)	92,444
Environmental	25,001	491	201	—	25,693
Environmental reimbursements	(23,423)	(491)	(201)	—	(24,115)
Product purchases	60,675	1,162	—	—	61,837

Operating margin	86,278	22,124	5,594	873	114,869
Depreciation and amortization	17,993	7,729	226	873	26,821
G&A expenses	19,703	9,136	1,908	—	30,747

Segment profit	$48,582	$5,259	$3,460	$—	$57,301

Segment assets	$1,036,648	$426,700	$37,872		$1,501,220
Corporate assets					190,487

Total assets					$1,691,707

Goodwill	—	10,014	—	—	10,014
Additions to long-lived assets	8,751	6,937	186	—	15,874

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2004
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Intersegment Eliminations	Total
	(in thousands)
Transportation revenues	$315,029	$91,302	$13,922	$(1,151)	$419,102
Product sales revenues	264,965	10,819	—	—	275,784
Affiliate management fee revenue	488	—	—	—	488

Total revenues	580,482	102,121	13,922	(1,151)	695,374
Operating expenses	139,669	37,024	5,318	(4,180)	177,831
Environmental	38,744	3,039	2,206	—	43,989
Environmental reimbursements	(37,647)	(2,839)	(912)	—	(41,398)
Product purchases	248,409	6,535	—	—	254,944
Equity earnings	(1,602)	—	—	—	(1,602)

Operating margin	192,909	58,362	7,310	3,029	261,610
Depreciation and amortization	37,251	16,138	778	3,029	57,196
G&A expenses	38,154	13,741	2,345	—	54,240

Segment profit	$117,504	$28,483	$4,187	$—	$150,174

Segment assets	$1,563,993	$451,201	$32,241		$2,047,435
Corporate assets					235,269

Total assets					$2,282,704

Goodwill	—	9,964	—	—	9,964
Additions to long-lived assets	547,868	53,659	521	—	602,048

	(unaudited)
	Nine Months Ended September 30, 2004
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Intersegment Eliminations	Total
	(in thousands)
Transportation revenues	$219,959	$66,899	$9,883	$(436)	$296,305
Product sales revenues	129,976	7,258	—	—	137,234
Affiliate management fee revenue	325	—	—	—	325

Total revenues	350,260	74,157	9,883	(436)	433,864
Operating expenses	100,456	26,756	2,589	(2,664)	127,137
Environmental	38,481	2,839	1,184	—	42,504
Environmental reimbursements	(37,573)	(2,839)	(912)	—	(41,324)
Product purchases	115,875	4,038	—	—	119,913
Equity earnings	(981)	—	—	—	(981)

Operating margin	134,002	43,363	7,022	2,228	186,615
Depreciation and amortization	25,830	11,845	519	2,228	40,422
G&A expenses	28,241	10,495	1,759	—	40,495

Segment profit	$79,931	$21,023	$4,744	$—	$105,698

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	(unaudited)
	Nine Months Ended September 30, 2005
	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia Pipeline System	Intersegment Eliminations	Total
	(in thousands)
Transportation revenues	$286,406	$76,374	$9,952	$(2,460)	$370,272
Product sales revenues	449,124	8,925	—	(960)	457,089
Affiliate management fee revenue	501	—	—	—	501

Total revenues	736,031	85,299	9,952	(3,420)	827,862
Operating expenses	129,863	28,693	5,615	(4,546)	159,625
Environmental	6,950	1,710	1,254	—	9,914
Product purchases	411,163	3,491	—	(1,341)	413,313
Equity earnings	(2,231)	—	—	—	(2,231)

Operating margin	190,286	51,405	3,083	2,467	247,241
Depreciation and amortization	36,227	13,428	788	2,467	52,910
G&A expenses	33,492	10,949	1,599	—	46,040

Segment profit	$120,567	$27,028	$696	$—	$148,291

In October 2004, MMP acquired certain assets from Shell (see Note 6—Acquisitions), which significantly affected all of the revenue and expense categories above for the petroleum products pipeline system during the fourth quarter of 2004 and for the nine months ended September 30, 2005.

19. Commitments and Contingencies

Environmental Indemnification Settlement—Prior to May 27, 2004, Williams had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that Williams contributed to MMP at the time of MMP’s initial public offering or which MMP subsequently acquired from Williams. In May 2004, we, MMP’s general partner and MMP entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from these indemnifications. MMP received $35.0 million and $27.5 million from Williams on July 1, 2004 and 2005, respectively, and expects to receive installment payments from Williams of $20.0 million and $35.0 million on July 1, 2006 and 2007, respectively. While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee benefits matters;

•	Issues involving rights of way, easements and real property, including asset titles; and

•	Unlimited losses and damages related to tax liabilities.

In conjunction with this transaction:

•	MMP received $2.1 million from Williams during June 2004 in settlement of certain amounts previously billed by MMP to Williams for environmental matters. Following this payment, MMP’s receivable balance with Williams for environmental matters was $45.1 million;

•	We recorded $61.8 million as a receivable from Williams with an offsetting reduction of our June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. We are recognizing this $10.6 million as interest income and an increase to our receivable with Williams over the period from May 25, 2004 and the final payment date of July 1, 2007.

Environmental Liabilities—Estimated liabilities for environmental costs were $45.1 million, $59.9 million and $59.1 million at December 31, 2003 and 2004 and September 30, 2005, respectively. These estimates are provided on an undiscounted basis and have been classified as current or non-current based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years. As of December 31, 2004 and September 30, 2005, known liabilities that would have been covered by the three indemnity agreements discussed above were $40.8 million and $43.0 million, respectively. Through September 30, 2005, MMP has spent $14.3 million of the $117.5 million indemnification settlement amount for indemnified matters, including $5.1 million of capital costs.

Other Indemnifications—In conjunction with the 1999 acquisition of MMP’s Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess agreed to indemnify MMP against certain environmental losses. MMP filed claims against Hess totaling $1.9 million associated with this indemnification. During May 2005, MMP settled most of its claims against Hess in exchange for: (1) indemnification from the judgment in Elementis Chromium L.P., et al., v. Coastal States Petroleum Company, et al., v. Amerada Hess Corporation, et al (“Elementis Action”), under which the court found MMP to be liable for 10% of the cost of the clean up of certain contamination in Corpus Christi, Texas; (2) the payment of $50,000 for part of the legal fees incurred by MMP in defending itself from the Elementis Action; and (3) the transfer by Hess of certain parcels of property to MMP in Marrero, Louisiana. MMP has not settled its claim against Hess for non-payment of storage fees at its Corpus Christi, Texas terminal. MMP has agreed to arbitrate this dispute if a settlement agreement cannot be reached with Hess before October 31, 2005.

EPA Issue—In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from Magellan Pipeline operations. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP has responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. This matter was included in the indemnification settlement with Williams (see Environmental Indemnification Settlement discussion above). MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million.

Shawnee, Kansas Release—During the fourth quarter of 2003, MMP experienced a line break and product release from its petroleum products pipeline near Shawnee, Kansas. As of September 30, 2005, MMP estimated the total costs associated with this release to be $9.4 million. MMP has spent $9.1 million on remediation at this site, leaving a remaining liability on MMP’s balance sheet at September 30, 2005 of $0.3 million. During 2004, MMP collected $1.0 million from its insurance carrier and at December 31, 2004 the remaining receivable from

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MMP’s insurance carrier related to this release was $7.4 million, which was adjusted to $6.7 million during 2005. During the third quarter of 2005, MMP collected another $5.5 million from its insurance carrier, leaving a receivable balance of $1.2 million at September 30, 2005.

Kansas City, Kansas Release—During the second quarter of 2005, MMP experienced a product release involving approximately 2,800 barrels of gasoline from its petroleum products pipeline near its Kansas City, Kansas terminal. As of September 30, 2005, MMP’s estimate of costs associated with this release was approximately $2.7 million. MMP has spent $1.5 million on remediation associated with this release and has $1.2 million of environmental liabilities recorded at September 30, 2005. In regards to this release, MMP responded timely to an EPA request for information pursuant to Section 308 of the Act . MMP has not been assessed a penalty by the EPA, or any other regulatory agency, relative to this release and we are unable to estimate with any certainty what penalties, if any, might be assessed. However, if penalties are assessed, they could be material to our results of operations, financial position or cash flows.

Other—MMP is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our future financial position, results of operations or cash flows.

20. Quarterly Financial Data (unaudited)

Summarized quarterly financial data is as follows (in thousands, except per unit amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Revenues	$119,715	$104,734	$122,176	$135,344
Operating margin	57,927	50,724	57,374	55,071
Total costs and expenses	81,605	79,130	89,880	107,888
Net income	16,553	6,381	9,574	4,582

2004
Revenues	$133,144	$142,220	$158,500	$261,510
Operating margin	57,110	66,741	62,764	74,995
Total costs and expenses	102,396	102,991	123,760	217,655
Net income	5,034	3,234	7,360	4,075

First-quarter 2003 results were favorably impacted by a $3.0 million contract settlement. Second-quarter 2003 results included the impact of costs associated with our acquisition of MMP in June 2003 of $3.5 million, which included the early vesting of equity-based incentive compensation awards of $2.9 million and transition costs of $0.6 million. Third-quarter 2003 results included $1.4 million of transition costs. Fourth quarter 2003 results included $1.8 million of pipeline remediation costs associated with a product spill, $2.3 million of transition costs and $0.9 million of asset write-offs. Third and fourth quarter results were impacted by MMP’s acquisition of its petroleum products management operation in July 2003.

All 2004 quarters were impacted by the results from MMP’s acquisition of 14 terminals in January 2004 and its equity investment in Osage Pipeline in March 2004. Second-quarter 2004 results were impacted by $14.7 million of refinancing costs, which included $12.7 million of debt prepayment premiums associated with the early extinguishment of a portion of MMP’s previously outstanding Magellan Pipeline Series A senior notes, a

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$3.0 million write-off of unamortized debt placement fees associated with the retired debt and a $1.0 million gain on an interest rate hedge related to the debt refinancing. Fourth-quarter 2004 results were impacted by MMP’s acquisition of certain pipeline and terminal assets and the assumption of a product supply agreement. Fourth-quarter 2004 results were also impacted by the interest costs associated with $250.0 million of additional debt incurred to help finance certain pipeline and terminal assets acquired in October 2004.

21. Fair Value of Financial Instruments

We use the following methods and assumptions in estimating fair value disclosures for financial instruments:

Cash and cash equivalents and restricted cash:    The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity or variable rates of these instruments.

Marketable securities:    The carrying amounts reported in the balance sheet approximate fair value due to the variable rates of these instruments.

Long-term affiliate receivables:    Fair value is determined by discounting estimated cash flows at MMP’s incremental borrowing rates.

Long-term receivables:    Generally, fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Long-term debt:    For 2003, the carrying amount of MMP’s variable-rate debt approximates fair value. For 2003, the fair value of MMP’s fixed-rate debt was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. For 2004, the fair value of traded notes was based on the prices of those notes at December 31, 2004. The fair value of MMP’s private placement debt was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. The carrying amount of our variable-rate term loan approximates its fair value for all periods presented.

Interest rate swaps:    Fair value is determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been settled at year-end.

The following table reflects the carrying amounts and fair values of our financial instruments as of December 31, 2003 and 2004 (in thousands):

	December 31, 2003		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$168,059	$168,059	$31,568	$31,568
Restricted cash	8,223	8,223	5,847	5,847
Marketable securities	—	—	108,052	108,052
Long-term receivables	28,867	27,910	56,063	56,321
Debt	746,942	743,535	1,059,011	1,095,248
Interest rate swaps	—	—	3,459	3,459

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Distributions

Distributions paid by MMP during 2002, 2003, 2004 and 2005 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
02/14/02	$0.29500	$3,351	$3,351	$—	$159	$6,861
05/15/02	0.30625	3,479	3,479	—	204	7,162
08/14/02	0.33750	9,234	3,834	5,286	868	19,222
11/14/02	0.35000	9,576	3,978	5,482	1,092	20,128

Total	$1.28875	$25,640	$14,642	$10,768	$2,323	$53,373

02/14/03	$0.36250	$9,918	$4,118	$5,677	$1,321	$21,034
05/15/03	0.37500	10,260	4,260	5,873	1,548	21,941
08/14/03	0.39000	10,670	4,430	6,108	1,820	23,028
11/14/03	0.40500	11,081	4,601	6,343	2,499	24,524

Total	$1.53250	$41,929	$17,409	$24,001	$7,188	$90,527

02/13/04	$0.41500	$18,020	$4,714	$—	$3,066	$25,800
05/14/04	0.42500	19,661	3,621	—	3,613	26,895
08/13/04	0.43500	20,994	3,706	—	4,313	29,013
11/12/04	0.44500	25,739	3,791	—	5,705	35,235

Total	$1.72000	$84,414	$15,832	$—	$16,697	$116,943

02/14/05	$0.45625	$26,390	$3,887	$—	$5,201	$35,478
05/13/05	0.48000	29,127	2,726	—	6,778	38,631
08/12/05	0.49750	30,189	2,825	—	7,939	40,953
11/14/05(a)	0.53125	32,236	3,018		10,178	45,432

Total	$1.96500	$117,942	$12,456	$—	$30,096	$160,494

(a)	MMP’s general partner declared this cash distribution on October 20, 2005 to be paid on November 14, 2005 to unitholders of record at the close of business on November 2, 2005.

Distributions paid by MMP to its affiliate owners prior to our acquisition of interests in MMP and its general partner were as follows (in thousands except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
02/14/02	$0.29500	$637	$3,351	$—	$159	$4,147
05/15/02	0.30625	661	3,479	—	204	4,344
08/14/02	0.33750	729	3,834	5,286	868	10,717
11/14/02	0.35000	756	3,978	5,482	1,092	11,308

Total	$1.28875	$2,783	$14,642	$10,768	$2,323	$30,516

02/14/03	$0.36250	$783	$4,118	$5,677	$1,321	$11,899
05/15/03	0.37500	810	4,260	5,873	1,548	12,491

Total	$0.73750	$1,593	$8,378	$11,550	$2,869	$24,390

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MMP paid to us and Magellan GP, LLC subsequent to our acquisition of interests in MMP and its general partner in June 2003 are as follows (in thousands except per unit amounts):
Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
08/14/03	$0.39000	$842	$4,430	$6,108	$1,820	$13,200
11/14/03	0.40500	875	4,601	6,343	2,499	14,318

Total	$0.79500	$1,717	$9,031	$12,451	$4,319	$27,518

02/13/04	$0.41500	$3,267	$4,714	$—	$3,066	$11,047
05/14/04	0.42500	4,552	3,621	—	3,613	11,786
08/13/04	0.43500	2,615	3,706	—	4,313	10,634
11/12/04	0.44500	2,435	3,791	—	5,705	11,931

Total	$1.72000	$12,869	$15,832	$—	$16,697	$45,398

(unaudited)
02/14/05	$0.45625	$—	$3,887	$—	$5,201	$9,088
05/14/05	0.48000	1,147	—	—	6,778	7,925
08/13/05	0.49750	—	—	—	7,939	7,939
11/14/05(a)	0.53125	—	—	—	10,178	10,178

Total	$1.96500	$1,147	$3,887	$—	$30,096	$35,130

(a)	MMP’s general partner declared this cash distribution on October 20, 2005 to be paid on November 14, 2005 to unitholders of record at the close of business on November 2, 2005.

In connection with the October 2004 acquisition of certain pipeline and terminal assets, MMP’s partnership agreement was amended to reduce the incentive cash distributions paid to Magellan GP, LLC by $1.25 million for the fourth quarter of 2004, $5.0 million for 2005 and $3.0 million for 2006. Accordingly, the cash distributions paid to Magellan GP, LLC on February 14, 2005, May 14, 2005 and August 13, 2005, each included a $1.25 million reduction.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Distributions we have made to our affiliate owners are as follows (in thousands):

Date Distribution Paid	Amount
2003
June	$5,000
December	148,000

Total	$153,000

2004
January	$16,158
March	3,000
May	66,000
June	8,000
August	10,000
December	147,842

Total	$251,000

(unaudited)
2005
January	$125,795
February	13,000
April	81,500
May	32,000
June	162,000

Total	$414,295

Total distributions paid to outside and affiliate owners by us and MMP are determined as follows (in thousands):

Predecessor	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
Cash distributions paid by MMP	$53,373	$42,975
Less: distributions paid by MMP to its general partner	(2,323)	(2,869)

Distributions paid by MMP to outside and affiliate owners	51,050	40,106
Distributions paid by Magellan GP, LLC to affiliate owners	2,323	2,869

Total distributions paid to outside and affiliate owners	$53,373	$42,975

	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
Successor			2004	2005
			(unaudited)
Cash distributions paid by MMP	$47,552	$116,943	$81,708	$115,062
Less: distributions paid by MMP to its affiliates	(27,518)	(45,398)	(33,467)	(24,952)

Distributions paid by MMP to outside owners	20,034	71,545	48,241	90,110
Distributions we paid to our affiliate owners	153,000	251,000	103,152	414,295

Total distributions paid to outside and affiliate owners	$173,034	$322,545	$151,393	$504,405

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Partners’ Capital (Deficit)

MMP Capital.    The following table details the changes in the number of MMP units outstanding and their ownership by affiliates and non-affiliates (the public) from January 1, 2003 through September 30, 2005. See Note 4 – MMP Debt and Equity Offerings and Sales of MMP Units for further details.

	Common		Subordinated		Class B Common
	Public	Affiliates	Public	Affiliates	Affiliates	Total
Units outstanding as of January 1, 2003	25,200,000	2,159,388	—	11,359,388	15,661,848	54,380,624
12/03—Class B common units conversion to common units	—	15,661,848	—	—	(15,661,848)	—
12/03—MMP equity offering	9,000,000	(8,600,000)	—	—	—	400,000

Units outstanding as of December 31, 2003	34,200,000	9,221,236	—	11,359,388	—	54,780,624
01/04—Sale of units by affiliate	1,350,000	(1,350,000)	—	—	—	—
02/04—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—	—
05/04—MMP equity offering	6,000,000	(4,000,000)	—	—	—	2,000,000
06/04—Sale of units by affiliate	700,000	(700,000)	—	—	—	—
08/04—MMP equity offering	4,140,000	(540,000)	—	—	—	3,600,000
10/04—MMP equity offering	5,200,000	—	—	—	—	5,200,000
11/04—MMP equity offering	780,000	—	—	—	—	780,000

Units outstanding as of December 31, 2004	52,370,000	5,471,082		8,519,542	—	66,360,624
(unaudited)
01/05—Sale of units by affiliate	5,471,082	(5,471,082)	—	—	—	—
02/05—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—	—
02/05—Sale of units by affiliate	450,288	(450,288)	—	—	—	—
04/05—Sale of units by affiliate	—	—	5,679,696	(5,679,696)	—	—
05/05—Sale of units by affiliate	2,100,000	(2,100,000)	—	—	—	—
06/05—Sale of units by affiliate	289,558	(289,558)	—	—	—	—

Units outstanding as of September 30, 2005	60,680,928	—	5,679,696	—	—	66,360,624

As of September 30, 2005, MMP’s outstanding common units were 60,680,928 and the subordinated units outstanding were 5,679,696, all of which were owned by non-affiliates. Our ownership interest in MMP is now limited to our 2% general partner interest and incentive distribution rights.

During MMP’s subordination period, MMP can issue up to 5,679,694 additional common units without obtaining its unitholders’ approval. In December 2003 MMP issued 400,000 units, which reduced the number of additional common units MMP can issue without its unitholders’ approval to 5,279,694. Additionally, in May 2004 MMP issued 2.0 million units to the public, of which 438,000 were applicable to previous investments with the remaining 1,562,000 units used to complete its refinancing plan. The units used for the refinancing plan reduced the number of additional common units MMP can issue without its unitholders’ approval to 3,717,694. Magellan GP, LLC can issue an unlimited number of MMP parity common units as follows:

•	upon conversion of MMP’s subordinated units;

•	under employee benefit plans;

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	upon conversion of its general partner interest and incentive distribution rights as a result of its withdrawal as the general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $40.0 million of MMP’s indebtedness.

The subordination period will end when MMP meets certain financial tests provided for in the partnership agreement but it generally cannot end before December 31, 2005.

The limited partners holding MMP’s common units have the following rights, among others:

•	right to receive distributions of MMP’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as MMP’s general partner upon a 66.7% majority vote of MMP’s outstanding unitholders;

•	right to transfer common unit ownership to substitute MMP limited partners;

•	right to receive an annual report, containing audited financial statements and a report on those financial statements by MMP’s independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in MMP on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect MMP’s books and records at the MMP unitholders’ own expense.

MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges that are specifically allocated to MMP’s general partner. The following table illustrates the percentage allocations of distributions between the owners of MMP, including us, at the target distribution levels contained in MMP’s partnership agreement.

	Distributions to Owners of MMP Other Than Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
MMP Quarterly Distribution Per Unit		General Partner Interest	Incentive Distribution Rights
up to $0.288750	98%	2%	0%
above $0.288750 up to $0.328125	85%	2%	13%
above $0.328125 up to $0.393750	75%	2%	23%
above $0.393750	50%	2%	48%

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts. The limited partners’ liability is generally limited to their investment.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Magellan Midstream Holdings, L.P. Capital.    Our initial partners’ capital of $333.8 million at our formation in April 2003 consisted of $319.7 million of limited partner preferred interests, $13.3 million of Class A limited partner common interests and $0.8 million of limited partner Class B common interests. Madison Dearborn Capital Partners IV, L.P. and CRF (together with their affiliates) were each issued 50% of both the preferred and Class A common interests in return for their equity contribution. The Class B common interests were issued to certain officers and directors of MMP’s general partner in return for their equity contribution. The preferred interests were redeemed in December 2004. Income and distributions are allocated to the Class A and Class B common units in proportion to their respective equity contributions. Similarly, in the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Class A and Class B common unitholders in proportion to their respective equity contributions. The limited partners’ liability is generally limited to their investment.

Our partners’ capital balance is negative as of September 30, 2005 due primarily to distributions by us to our owners in excess of their initial investment in us and accumulated earnings.

24. Subsequent Event (unaudited)

On October 20, 2005, Magellan GP, LLC’s board of directors adopted the Second Amended & Restated Limited Liability Company Agreement of Magellan GP, LLC, which clarifies the role of us, as the member, and the board of directors. We, as the member, have delegated to the board of directors all authority to make decisions that affect the operation of MMP. However, the board may not take any action, without approval of us with respect to an extraordinary matter that would have, or would reasonably be expected to have, a material effect, directly or indirectly, on our interest in Magellan GP, LLC. The type of extraordinary matter referred to in the prior sentence that requires our approval includes, but is not limited to, the following: (i) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by MMP or a material subsidiary of MMP; (ii) a merger, consolidation, recapitalization or similar transaction involving MMP or a material subsidiary of MMP; (iii) a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of MMP or a material subsidiary of MMP, viewed in each case on a consolidated basis, in one or a series of related transactions; (iv) dissolution or liquidation of MMP; (v) a material amendment of MMP’s partnership agreement; and (vi) a material change in the amount of the quarterly distribution made on MMP’s common units or the payment of a material extraordinary distribution by MMP. We have exclusive authority over the business and affairs of Magellan GP, LLC other than in its role as general partner of MMP. The type of matter referred to in the prior sentence where we have exclusive authority includes, but is not be limited to, the following: (i) the amount and timing of distributions made by Magellan GP, LLC; (ii) the issuance or repurchase of any equity interests in Magellan GP, LLC; (iii) the prosecution, settlement or management of any claim made directly against Magellan GP, LLC; (iv) whether to sell, convey, transfer or pledge any asset of Magellan GP, LLC; (v) whether to amend, modify or waive any rights relating to any assets of Magellan GP, LLC or any subsidiary (as defined in the agreement) of Magellan GP, LLC (including the decision to amend or forego distributions in respect of the incentive distribution rights); (vi) whether to enter into any agreement to incur an obligation of Magellan GP, LLC or any subsidiary of Magellan GP, LLC other than an agreement entered into for and on behalf of MMP for which Magellan GP, LLC or any subsidiary of Magellan GP, LLC is liable exclusively in its capacity as general partner of MMP or of any of its affiliates; (vii) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by Magellan GP, LLC; (viii) a merger, consolidation, recapitalization or similar transaction involving Magellan GP, LLC; and (ix) dissolution or liquidation of Magellan GP, LLC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers of Magellan Midstream Holdings GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan Midstream Holdings GP, LLC as of December 31, 2004 and 2003. These balance sheets are the responsibility of Magellan Midstream Holdings GP, LLC’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Magellan Midstream Holdings GP, LLC at December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma

March 22, 2005

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,		September 30, 2005
	2003	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$168,059	$31,568	$118,336
Restricted cash	8,223	5,847	34,125
Marketable securities	—	108,052	—
Accounts receivable (less allowance for doubtful accounts of $319, $133 and $185 at December 31, 2003 and 2004 and September 30, 2005, respectively)	19,615	36,054	54,350
Other accounts receivable	15,521	36,357	23,744
Inventory	17,282	43,397	43,283
Other current assets	3,955	6,429	7,742

Total current assets	232,655	267,704	281,580
Property, plant and equipment	1,603,847	2,152,920	2,244,830
Less: accumulated depreciation	209,910	257,134	298,808

Net property, plant and equipment	1,393,937	1,895,786	1,946,022
Equity investments	—	25,084	25,165
Goodwill	10,014	9,964	12,361
Other intangibles (less accumulated amortization of $911, $2,211 and $3,209 at December 31, 2003 and 2004 and September 30, 2005, respectively)	11,417	10,118	10,620
Long-term receivables	28,867	56,063	38,790
Debt placement costs (less accumulated amortization of $1,726, $3,377 and $4,610 at December 31, 2003 and 2004 and September 30, 2005, respectively)	11,704	12,319	10,186
Other noncurrent assets	3,113	5,641	4,025

Total assets	$1,691,707	$2,282,679	$2,328,749

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$53,591	$20,675	$25,277
Outstanding checks	6,961	—	—
Accrued payroll and benefits	15,148	18,542	13,256
Accrued taxes other than income	14,286	16,432	18,904
Accrued interest payable	8,409	10,493	23,108
Environmental liabilities	12,243	33,160	30,067
Deferred revenue	10,868	12,958	13,466
Accrued product purchases	11,585	17,313	18,964
Product shortage liability	—	7,507	7,058
Current portion of long-term debt	2,424	43,230	15,100
Other current liabilities	5,657	14,279	19,597

Total current liabilities	141,172	194,589	184,797
Long-term debt	744,518	1,019,240	1,067,416
Long-term pension and benefits	13,708	15,849	16,153
Other deferred liabilities	11,290	73,236	76,206
Environmental liabilities	32,861	26,753	29,063
Minority interests	558,587	996,152	1,401,722
Commitments and contingencies
Owner’s equity (deficit)	189,861	(41,699)	(445,325)
Accumulated other comprehensive loss	(290)	(1,441)	(1,283)

Total owner’s equity	189,571	(43,140)	(446,608)

Total liability and owner’s equity	$1,691,707	$2,282,679	$2,328,749

See notes to consolidated balance sheets.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Organization, Basis of Presentation and Description of Business

Organization

Unless otherwise noted, the terms “we”, “us”, “our” and other similar terms refer to Magellan Midstream Holdings GP, LLC. Magellan Midstream Holdings GP, LLC, a Delaware limited liability company, was formed on April 14, 2003 as Magellan Midstream Management, LLC, to serve as the general partner of Magellan Midstream Holdings, L.P. (“Magellan Holdings”) and manage its operations. Magellan Midstream Management, LLC was renamed Magellan Midstream Holdings GP, LLC effective October 27, 2005. Our ownership in Magellan Midstream Holdings, L.P. is a general partner interest. We are owned by Madison Dearborn Capital Partners IV, L.P. and Carlyle/Riverstone Global Energy and Power Fund II, L.P.

Magellan Holdings, a Delaware limited partnership, was formed in April 2003 to hold its ownership interests in Magellan Midstream Partners, L.P. and Magellan GP, LLC. Magellan Holdings is owned by Madison Dearborn Capital Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund II, L.P. and certain members of MMP’s management.

Magellan Midstream Partners, L.P. (“MMP”), a publicly traded Delaware master limited partnership, was formed in August 2000, as Williams Energy Partners L.P., to own, operate and acquire a diversified portfolio of complementary energy assets. The Williams Companies, Inc. (“Williams”) formed Williams Energy Partners L.P. by contributing entities under its common control. Williams Energy Partners L.P. was renamed Magellan Midstream Partners, L.P. effective September 1, 2003. Magellan GP, LLC, a Delaware limited liability company, serves as MMP’s general partner.

Description of Business

At December 31, 2004, we had no operating assets other than through our ownership interest in Magellan Holdings. Magellan Holdings has no operating assets other than through its ownership interest in MMP. MMP owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system, the operations of which are described below:

Petroleum Products Pipeline System.    MMP’s petroleum products pipeline system includes 8,500 miles of pipeline and 44 terminals that provide transportation, storage and distribution services. MMP acquired approximately 2,000 miles of its pipeline system from Shell Pipeline Company LP and Equilon Enterprises LLC doing business as Shell Oil Products US (collectively “Shell”) in October 2004. See Note 5—Acquisitions for a discussion of MMP’s acquisition of these assets. MMP’s petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, Illinois, Minnesota and North Dakota. The products transported on MMP’s pipeline system are primarily gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users. MMP acquired an ownership interest in Osage Pipeline Company, LLC (“Osage Pipeline”) in March 2004. This system includes the 135-mile Osage pipeline, which transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The Osage Pipeline and the petroleum products management operation MMP acquired in July 2003 are included in the petroleum products pipeline system segment.

Petroleum Products Terminals.    Most of MMP’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial

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trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminals and inland terminals. In October 2004, MMP acquired certain pipeline and terminalling assets from Shell (see Note 5—Acquisitions). Part of that transaction included a terminal in East Houston, Texas, which is included in MMP’s petroleum products terminals segment. In September 2005, MMP acquired a marine petroleum products terminal in Wilmington, Delaware from privately-owned Delaware Terminal Company (see Note 5—Acquisitions). Five of MMP’s marine terminal facilities are located along the Gulf Coast and two marine terminal facilities are located on the East Coast. As of September 30, 2005, MMP owned 29 inland terminals located primarily in the southeastern United States.

Ammonia Pipeline System.    The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

2. Summary of Significant Accounting Policies

Unaudited Balance Sheet.    The consolidated balance sheet at September 30, 2005 and note disclosures related to this information have not been audited.

Basis of Presentation.    At December 31, 2003 and 2004, we had a general partner ownership interest in Magellan Holdings, which gives us control of Magellan Holdings and Magellan Holdings’ consolidated entities.

Magellan Holdings, through its general partner relationship with MMP, controls the management and operations of that entity. Because of our general partner relationship to Magellan Holdings, we control that entity and therefore Magellan Holdings’ financial position is fully consolidated with us. Magellan Holdings owned 36.8% of MMP’s limited partnership interests at December 31, 2003 and 20.7% of MMP’s limited partnership interests at December 31, 2004.

In March 2005, Magellan GP, LLC’s board of directors approved a two-for-one split of MMP’s limited partner units, effective April 12, 2005. We have retroactively changed the number of MMP’s limited partner units and the MMP per unit amounts of distributions to give effect for this two-for-one split for all periods presented in this report.

Use of Estimates.    The preparation of our consolidated balance sheets in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated balance sheets. Actual results could differ from those estimates.

Regulatory Reporting.    MMP’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these balance sheets. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. MMP follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents.    Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

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Restricted Cash.    Restricted cash includes cash held by Magellan Holdings pursuant to the provisions of its term loan and cash held by MMP pursuant to the terms of the Magellan Pipeline notes (see note 12—Debt).

Marketable Securities.    Marketable securities consist of highly liquid debt securities with a maturity of greater than three months when purchased. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Marketable securities were classified as “available-for-sale” and were reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of partners’ capital until realized. There were no unrealized gains or losses on our marketable securities at December 31, 2004.

At December 31, 2004, marketable securities, determined on a specific identification method, were $108.1 million, which consisted of $55.6 million of auction-rate preferred securities and $52.5 million of asset-backed notes. Interest rates on these AAA-rated securities were set in auction every 7 to 28 days, limiting our exposure to interest rate risk. These securities had various ultimate maturities, most of which were greater than 10 years.

Inventory Valuation.    Inventory is comprised primarily of refined petroleum products, natural gas liquids and additives, which are stated at the lower of average cost or market.

Trade Receivables and Allowance for Doubtful Accounts.    Trade receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. MMP extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with MMP and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Property, Plant and Equipment.    Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment and are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. At the time of Magellan Holdings’ acquisition of its interests in MMP on June 17, 2003, we recorded the property, plant and equipment of MMP’s property, plant and equipment at 54.6% of their fair values (see Note 3—Acquisition of MMP and Magellan GP, LLC) and at 46.4% of their historical carrying values as of June 17, 2003.

Assets are depreciated individually on a straight-line basis over their useful lives. Management assigns these lives based on reasonable estimates when the asset is placed into service. Subsequent events could cause management to change its estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of MMP’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The individual components of certain assets, such as tanks, are grouped together into a composite asset. Those assets are depreciated using a composite rate. The range of depreciable lives by asset category is detailed in Note 7—Property, Plant and Equipment.

The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded in the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are removed from the accounts. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred. Direct costs such as labor and materials are capitalized as incurred.

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Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. MMP capitalizes interest for capital projects with expenditures over $0.5 million that require three months or longer to complete.

Goodwill and Other Intangible Assets.    We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill at both December 31, 2003 and 2004 was $10.0 million and at September 30, 2005 was $12.4 million. The determination of whether goodwill is impaired is based on management’s estimate of the fair value of MMP’s reporting units as compared to their carrying values. Critical assumptions used in MMP’s estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 3.0% per year, except for depreciation expense growth of 1% per year, (iii) weighted-average cost of capital of 9.0% based on assumed cost of debt of 6%, assumed cost of equity of 12.0% and a 50%/50% debt-to-equity ratio, and (iv) 8 times EBITDA multiple for terminal value. We selected October 1 as our impairment measurement test date and have determined that goodwill was not impaired as of October 1, 2003 or 2004. If an impairment were to occur, the amount of the impairment recognized would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of MMP’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Impairment of Long-Lived Assets.    In January 2002, MMP adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, MMP evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment were to occur, the amount of the impairment recognized would be calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

Long-lived assets to be disposed of through sales of assets that meet specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges used in the balance sheet amounts.

Lease Financings.    Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The cost or carrying amount of the leased property is recorded as unearned income. The net investment in the lease is the difference between the gross investment and the associated unearned income.

Debt Placement Costs.    Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, the remaining placement costs associated with that debt are written-off.

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Capitalization of Interest.    Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of MMP’s debt. MMP capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million. Capitalized interest was less than $0.1 million for 2003, $0.4 million during 2004 and $0.7 million for the nine months ended September 30, 2005.

Pension and Post-Retirement Medical and Life Benefit Obligations.    At December 31, 2003, Magellan Holdings recognized pension and post-retirement medical and life obligations associated with Williams’ personnel who were assigned to MMP’s operations and became employees of Magellan Holdings on or before January 1, 2004. Beginning January 1, 2004, Magellan Holdings had maintained defined benefit plans and a defined contribution plan, which provide retirement benefits to substantially all of employees of Magellan Holdings (See Note 10—Employee Benefit Plans). The pension and post-retirement medical and life liabilities represent the funded status of the present value of benefit obligations net of unrecognized prior service costs/credits and unrecognized actuarial gains/losses.

Paid-Time Off Benefits.    Liabilities for paid-time off benefits are recognized for all employees performing services for MMP when earned by those employees. Magellan Holdings recognized paid-time off liabilities of $5.5 million and $6.2 million at December 31, 2003 and 2004, respectively, and $6.9 million at September 30, 2005. These balances represent the remaining vested paid-time off benefits of employees who support MMP. Liabilities for paid-time off are reflected in the accrued payroll and benefits balances of the consolidated balance sheets.

Derivative Financial Instruments.    We account for hedging activities in accordance with SFAS No. 133, “Accounting for Financial Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are executed to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are executed to hedge the value of a recognized asset or liability. At inception of a hedged transaction, we document the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. We also assess, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in our, Magellan Holdings’ or MMP’s hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedge item. Furthermore, we assess the creditworthiness of the counterparties to manage against the risk of default. If we determine that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

Derivatives that qualify for and for which we designate as normal purchases and sales are exempted from the fair value accounting requirements of SFAS No.’s 133, 138 and 149 and are accounted for using traditional accrual accounting. As of December 31, 2004 and September 30, 2005, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $66.6 million and $27.4 million, respectively.

We generally report gains, losses and any ineffectiveness from interest rate derivatives in our results of operations separately. We recognize the effective portion of hedges against changes in interest rates as

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adjustments to other comprehensive income. We record the non-current portion of unrealized gains or losses associated with fair value hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Unit-Based Incentive Compensation Awards.    Magellan GP, LLC has issued incentive awards representing limited partner interests in MMP to certain employees of Magellan Holdings who support MMP. These awards are accounted for using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Since the grant price of the incentive unit awards made is less than the market price of the underlying units, MMP recognizes compensation expense associated with these awards. Compensation cost is recognized over the vesting period of the awards based on either the current market value of MMP’s common units at each period end or the market price of the common units at the measurement date, whichever is appropriate. The measurement date for determining compensation costs in MMP’s award plans is the first date on which we know both: (1) the number of units that an employee is entitled to receive and (2) the purchase price.

Certain unit awards include performance and other provisions, which can result in payouts to the recipients of from zero up to double the amount of the award. Additionally, certain awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. Judgments and assumptions of the final award payouts are inherent in the accruals recorded for unit-based incentive compensation costs. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation costs in our financial statements.

Environmental.    Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments are probable and the costs can be reasonably estimated. Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters consider prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Furthermore, costs include compensation and benefit expense of internal employees directly involved in remediation efforts. MMP maintains selective insurance coverage, which may cover all or portions of certain environmental expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable.

Management has determined that certain costs are covered by the indemnity settlement with Williams (see Note 16—Commitments and Contingencies). Management makes judgments on what is covered by the settlement. All costs charged to income that are covered by this indemnity settlement are charged directly to us in determining MMP’s allocation of net income, which impacts minority interest expense (see Minority Interests below).

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental liabilities in the consolidated balance sheets.

Minority Interests.    The minority interest liability on our consolidated balance sheets reflects the outside ownership interest of MMP, which was 61.2% at December 31, 2003, 77.3% at December 31, 2004 and 98.0% at September 30, 2005. Each quarter, we calculate minority interest expense by multiplying the minority interest owners’ proportionate ownership of limited partner units in MMP by the limited partners’ allocation of MMP’s

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net income less allocations of amounts associated with each period’s amortization of the step-up in basis of the assets and liabilities of MMP. These allocations reduce our minority interest expense, reflecting Magellan Holdings’ lower ownership interest in MMP during the period from June 17, 2003 through December 31, 2003 and the year ended December 31, 2004 and for the nine months ended September 30, 2005 as compared to June 17, 2003. MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges which are specifically allocated to Magellan GP, LLC, MMP’s general partner. All amounts Magellan Holdings has received from the sale of MMP limited partner units were recorded as increases to the minority interest liability.

Income Taxes.    We are a partnership for income tax purposes and therefore are not subject to federal or state income taxes. Our income taxes are the responsibility of our owners. Additionally, both Magellan Holdings and MMP are partnerships for federal and state income tax purposes and the tax on their net income is borne by their general and limited partners. Net income for financial statement purposes may differ significantly from taxable income of our owners as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes is not available to us.

Recent Accounting Standards.    In September 2005, the Financial Accounting Standards Board (“FASB”) issued Emerging Issue Task Force (“EITF”) issue No. 04-13, “Accounting for Purchases and Sales of Inventory With the Same Counterparty”. In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”. The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. The adoption of this EITF will not have a material impact on our financial position.

In June 2005, the FASB issued EITF issue No. 04-5. In EITF 04-5, the Task Force reached a consensus that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner depends on whether the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. We adopted the EITF in June 2005.

In May 2005, FASB published Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. We plan to adopt SFAS No. 154 in January 2006 and its adoption is not expected to have a material impact on our financial position.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment”, referred to as “SFAS No. 123R”. This Statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This revision requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. The Standard is effective as of the beginning of the first interim period that begins after December 31, 2005. This Statement applies to all awards granted after the required effective date but is not to be applied to awards granted in periods before the required effective date except to the extent that

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awards from prior periods are modified, repurchased or cancelled after the required effective date. We intend to adopt the Statement on December 31, 2005, using the modified prospective application method. Under the modified prospective method, we will be required to account for all of our equity-based incentive awards granted prior to December 31, 2005, using the fair value method as defined in SFAS No. 123 instead of our current methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of our awards, we recognize compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123. Consequently, the initial adoption and application of SFAS No. 123R will not have a material impact on our financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB No. 29”. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The initial adoption and application of SFAS No. 153 did not have a material impact on our financial position.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”)”. FSP No. 106-2 superseded FSP No. 106-1, issued in January 2004. FSP No. 106-2 provides accounting guidance for employers that sponsor post-retirement health care plans who provide prescription drug benefits and receive the subsidy available under the Prescription Drug Act. FSP No. 106-2 also provides disclosure requirements about the effects of the subsidy for companies that offer prescription drug benefits. FAS No. 106-2 was effective on July 1, 2004 and did not have a material impact on our financial position.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. This revision requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other post-retirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring companies to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The additional disclosure requirements of this Statement were effective for quarters beginning after December 15, 2003 and for fiscal years ending after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement had no impact on our financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement must be

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applied prospectively. This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The application of this Statement did not have a material impact on our financial position.

In April 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The interpretation included a new consolidation model, the variable interest model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN No. 46 requires that all entities, with limited exceptions, be evaluated to determine whether or not they are variable interest entities (“VIEs”). All VIEs then are evaluated for consolidation based on their variable interests. The party with the majority of the variability in gains and losses of the VIE is the VIE’s primary beneficiary and is required to consolidate the VIE. The interpretation’s provisions were effective for enterprises with variable interests in VIE’s created after January 31, 2003. The application of FIN No. 46 had no impact on our financial position.

3. Acquisition of MMP and Magellan GP, LLC

On June 17, 2003, Magellan Holdings acquired Williams’ ownership of 2,159,388 common units, 11,359,388 subordinated units and 15,661,848 class B common units of MMP and all of the membership interests in MMP’s general partner and the incentive distribution rights in MMP. These MMP units and Magellan GP, LLC’s membership interest and incentive distribution rights represented a combined ownership interest in MMP of 54.6% at that time. Magellan Holdings paid Williams approximately $509.9 million on the closing date. The acquisition also included the following additional payments and liabilities and assets assumed by Magellan Holdings and Magellan GP, LLC:

•	A second payment of $1.9 million, in August 2003, based on the amount of the first regular quarterly cash distribution Magellan Holdings received from MMP;

•	A third payment, based on a percentage of the net proceeds in excess of $18.75 per unit from the sale, if any, by Magellan Holdings of the first 10.0 million common units or class B common units of MMP after June 17, 2003, up to a maximum payment of $20.0 million. Magellan Holdings sold 8.6 million common units of MMP on December 24, 2003 and remitted $20.0 million of the proceeds from that sale to Williams;

•	On June 17, 2003, Magellan Holdings assumed the obligations of Williams Energy Services, LLC, a subsidiary of Williams, to indemnify Magellan GP, LLC, MMP and MMP’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million. MMP’s environmental indemnities with Williams were still in effect at that time; however, Magellan Holdings became responsible for certain identified environmental matters up to approximately $21.9 million. Magellan Holdings assumed this obligation as part of its negotiations with Williams and reduced the purchase price it paid for Williams’ ownership interest in MMP. If Magellan Holdings’ costs associated with these environmental obligations and other Williams indemnities are less than $21.9 million, Magellan Holdings will be required to remit the difference to Williams; and

•	In May 2004, MMP, MMP’s general partner and Magellan Holdings entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from environmental and certain other indemnifications (see Note 16—Commitments and Contingencies for further discussions of this matter). As a part of this transaction, Magellan Holdings reduced its stepped-up basis of MMP’s assets and liabilities by $61.8 million.

Allocation of Purchase Price.    Magellan Holdings recorded a step-up in basis of the assets of MMP as a result of its purchase of Williams’ ownership interests in MMP. Magellan Holdings’ initial payment to Williams of $509.9 million and its second and third payments of $1.9 million in August 2003 and $20.0 million in

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December 2003, respectively, were reflected in the purchase price. Additionally, Magellan Holdings reduced its basis in MMP’s assets and liabilities by $61.8 million as a result of its environmental indemnification settlement with Williams. The step-up in basis of the assets of MMP includes adjustments to reflect the fair market value for Magellan Holdings’ 54.6% proportional ownership interest in the asset and liabilities of MMP. The purchase price was as follows (in millions):

Purchase Price:
Cash paid	$531.8
Transaction costs paid	3.2

Total purchase price	$535.0

The following is a condensed balance sheet immediately following the closing of the acquisition on June 17, 2003 giving effect to all of the purchase price adjustments discussed above (in thousands):

As of June 17, 2003
Assets:
Cash and cash equivalents	$81,556
Restricted cash	5,497
Accounts and other accounts receivable, net	41,403
Other current assets	11,545

Total current assets	140,001
Property, plant and equipment	1,342,388
Other noncurrent assets	95,844

Total assets	1,578,233

Liabilities:
Accounts payable	17,398
Accrued taxes other than income	12,495
Accrued payroll and benefits	13,688
Other current liabilities	38,373

Total current liabilities	81,954
Long-term debt	582,243
Other noncurrent liabilities	37,049

Total liabilities	701,246

Minority interest	342,325
Other comprehensive income	(324)

Net purchase price	$534,986

The following agreements were executed in conjunction with Magellan Holdings’ acquisition of general and limited partner interests in MMP:

ATLAS 2000 Agreement.     An affiliate of Williams assigned its rights to and interest in the ATLAS 2000 software system and associated hardware to MMP.

Services Agreement.     Prior to June 17, 2003, MMP had been a party to a services agreement with Williams and its affiliates whereby Williams and its affiliates agreed to perform specified services, including providing necessary employees to operate MMP’s assets. On June 17, 2003, Williams exercised its right to terminate this

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services agreement effective September 15, 2003. During a transition period after June 17, 2003, the employees that managed MMP’s operations continued to be employees of Williams and its affiliates and, until the employees were transferred to Magellan Holdings, provided services to MMP under a transition services agreement (“TSA”) entered into as a part of the sales transaction between Williams and Magellan Holdings. Under the provisions of the TSA, Williams was to provide specified technical, commercial, information system and administrative services to MMP for a monthly fee. The Williams’ employees assigned to MMP were transferred to Magellan Holdings on or before January 1, 2004.

On June 17, 2003, MMP entered into a new services agreement with Magellan Holdings pursuant to which Magellan Holdings agreed to perform specified services, including providing necessary employees to operate MMP’s assets after the transition period described above. In return, MMP agreed to reimburse Magellan Holdings for its direct and indirect expenses incurred in providing these services, subject to the limitations on reimbursement of general and administrative (“G&A”) expenses discussed under the New Omnibus Agreement section below. Magellan Holdings has the right to terminate its obligations under this new services agreement upon 90 days written notice.

New Omnibus Agreement.     In conjunction with Magellan Holdings’ acquisition of interests in MMP, Magellan Holdings, MMP’s general partner and Williams and certain of Williams’ affiliates entered into a new omnibus agreement, the terms of which include the items listed below:

•	Williams and certain of its affiliates agreed to indemnify MMP for covered environmental losses related to assets operated by MMP at the time of its initial public offering date (February 9, 2001). This indemnification was settled with Williams during 2004. See Note 16—Commitments and Contingencies for a discussion of the indemnification settlement.

•	Williams and certain of its affiliates indemnified MMP for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates also indemnified MMP for right-of-way defects or failures associated with the marine terminals at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

Other Matters

•	Upon the closing of the transaction, Magellan Holdings, at the time as the sole member of Magellan GP, LLC, entered into the Second Amendment to Limited Liability Company Agreement of Magellan GP, LLC, which, among other matters, provided for the single-member status of Magellan GP, LLC as of June 17, 2003. Upon the closing of the transaction, Magellan Holdings and Magellan GP, LLC’s board of directors adopted the Third Amendment to Limited Liability Company Agreement of the Magellan GP, LLC, which, among other provisions, required Magellan GP, LLC to obtain Magellan Holdings’ prior approval before taking certain actions that would have or would reasonably be expected to have a direct or indirect material affect on Magellan Holdings’ membership interest in Magellan GP, LLC. Examples of the types of matters discussed in the previous sentence are: (i) commencement of any action relating to bankruptcy or bankruptcy-related matters by MMP, (ii) mergers, consolidations, recapitalization or similar transactions involving MMP, (iii) the sale, exchange or other transfer of assets not in the ordinary course of business of a substantial portion of MMP’s assets, (iv) dissolution or liquidation of MMP, (v) material amendments of the partnership agreement, and (vi) a material change in the amount of the quarterly distribution made on MMP’s common units or the payment of a material extraordinary distribution.

•	Upon closing of the transaction, Williams made certain indemnifications to MMP, some of which were settled during 2004. See Note 16—Commitments and Contingencies for a discussion of the indemnification settlement.

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•	Magellan Holdings assumed sponsorship of the Magellan Pension Plan for PACE Employees (“Union Pension Plan”), previously named the Williams Pipe Line Company Pension Plan for Hourly Employees, upon transfer of the union employees from Williams to Magellan Holdings on January 1, 2004. Additionally, Magellan Holdings assumed obligations for post-retirement benefits of qualified employees.

4. MMP Debt and Equity Transactions and Magellan Holdings’ Sales of MMP Units

In August 2003, MMP entered into a new credit facility and the $90.0 million MMP borrowed under that facility was used to repay the $90.0 million outstanding on the term loan and revolving credit facility in place at that time. Debt placement fees of $2.6 million were incurred associated with this transaction.

In December 2003, MMP issued 0.4 million common units representing limited partner interests in MMP at a price of $25.00 per unit for total proceeds of $10.0 million. Associated with this offering Magellan GP, LLC contributed $0.2 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $0.4 million was used to pay underwriting discounts and commissions. Legal, professional and other costs directly associated with this offering were approximately $0.1 million. The remaining cash proceeds of $9.7 million were used for general partnership purposes. Also in December 2003, Magellan Holdings sold 8.6 million common units representing limited partner interests in MMP. Magellan Holdings received $205.9 million after underwriting discounts and commissions of $9.1 million. Magellan Holdings used $27.7 million of the funds to repay a portion of the borrowings under its June 2003 term loan, and $148.0 million was distributed to its owners. Also, $20.0 million was paid to Williams in connection with Magellan Holdings’ acquisition of MMP (see Note 3—Acquisition of MMP and Magellan GP, LLC). Magellan Holdings used the remaining cash proceeds of $10.2 million for general partnership purposes. Following this sale and MMP’s December 2003 equity issuance of 0.4 million units, Magellan Holdings’ ownership interest in MMP, including Magellan GP, LLC’s 2% general partner interest, was reduced from 55% to 39%. In January 2004, the underwriters exercised their over-allotment option associated with the December 2003 equity offering and Magellan Holdings sold an additional 1.4 million common units, which reduced Magellan Holdings’ ownership interests in MMP from 39% to 36%. Magellan Holdings received $32.3 million from the over-allotment sale after underwriting discounts and commissions of $1.4 million, of which Magellan Holdings used $16.2 million to repay a portion of the borrowings under its term loan with the remaining $16.1 million distributed to its owners.

During May 2004, MMP executed a refinancing plan to improve its credit profile and increase financial flexibility by removing all of the secured debt from its capital structure. This refinancing plan included the issuance of $250.0 million of senior notes, establishment of a new revolving credit facility and the offering of 2.0 million common units representing limited partner interests in MMP. Both the senior notes and common units were issued on May 25, 2004. Associated with this offering, Magellan Holdings sold approximately 4.8 million common units representing limited partner interests in MMP and received $107.8 million after underwriting discounts and commissions of $4.8 million. Magellan Holdings used $26.9 million of the funds to repay a portion of the borrowings under its term loan, and $74.0 million was distributed to its owners. Magellan Holdings’ sale of these common units, combined with MMP’s equity offering, reduced Magellan Holdings’ ownership interest in MMP from 36% to 27%.

Total proceeds from MMP’s 2.0 million common unit equity offering in May 2004 at a price of $23.80 per unit were $47.6 million. Associated with this offering, Magellan GP, LLC contributed $1.0 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $2.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.2 million. Total proceeds from the note issuance were $249.5 million. Of the proceeds

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received, $1.8 million was used to pay underwriting discounts and commissions and $0.8 million was used to pay legal, professional and other fees. MMP used the net proceeds from the May 2004 offerings of $293.3 million as follows:

•	repaid all of the outstanding $178.0 million principal amount of Series A senior notes (see Note 12—Debt for a description of these notes) issued by Magellan Pipeline;

•	paid $12.7 million of prepayment premiums associated with the early repayment of the Magellan Pipeline Series A senior notes;

•	repaid the $90.0 million outstanding principal balance of MMP’s then outstanding term loan;

•	paid $1.9 million to Magellan Pipeline’s Series B noteholders (see Note 12—Debt for a description of these notes) to release the collateral held by them and $0.8 million of associated legal costs;

•	paid $0.9 million of legal and professional fees associated with establishing a new unsecured revolving credit facility (see Note 12—Debt for a description of this facility); and

•	partially replenished the cash used to fund acquisitions completed by MMP in 2003 and early 2004.

In conjunction with the repayment of the Magellan Pipeline Series A senior notes and MMP’s term loan in May 2004, the associated write-off of unamortized debt placement fees resulted in a $3.0 million charge for that period.

In October 2004, MMP completed an acquisition of certain pipeline and terminal assets (see Note 5—Acquisitions). The debt and equity offerings discussed below were completed as part of the financing requirements associated with that acquisition:

•	During August 2004, in anticipation of the acquisition of certain pipeline and terminal assets, MMP issued and sold 3.6 million common units representing limited partner interests in MMP. Total proceeds from the sale, at a price of $24.89 per unit, were $89.6 million. Associated with this offering, Magellan GP, LLC made a $1.8 million contribution to MMP to maintain its 2% general partner interest. Net proceeds after underwriter discounts of $3.8 million and offering expenses of approximately $0.5 million were $87.1 million. The underwriters exercised their over-allotment option associated with this equity offering and sold an additional 0.6 million units. These over-allotment units were sold by Magellan Holdings and Magellan Holdings received $12.9 million after underwriting discounts and commissions of $0.6 million. Magellan Holdings used $3.2 million of the funds to repay a portion of the borrowings under its term loan, and the remaining $9.7 million of the funds, plus an additional $0.3 million, was distributed to its owners. As a result of this equity offering and sale of over-allotment units, Magellan Holdings’ ownership interest in MMP decreased from 27% to 25%;

•	In October 2004, MMP borrowed $300.0 million under a short-term acquisition facility and $50.0 million under its revolving credit facility to help finance its acquisition of pipeline assets from Shell. MMP incurred debt issuance costs of $0.1 million associated with the $300.0 million short-term acquisition facility;

•

Also in October 2004, MMP issued and sold 5.2 million common units representing limited partner interests in MMP. The units were sold at a price of $27.25 for total proceeds of $141.7 million. Associated with this offering, Magellan GP, LLC contributed $2.9 million to MMP to maintain its 2% general partner interest. Of the proceeds received, $6.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.3 million. MMP used the net proceeds of $138.3 million to repay a portion of the amounts borrowed under the short-term acquisition facility. The underwriters exercised their

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over-allotment option associated with the October 2004 offering and in November 2004, MMP issued and sold an additional 0.8 million common units. Total proceeds from this sale were $21.3 million, of which MMP paid $0.9 million for underwriting discounts and commissions. Magellan GP, LLC made an additional $0.4 million contribution to MMP to maintain its 2% general partner interest. The net proceeds of $20.8 million from the over-allotment sale were used to replace cash MMP had used to pay for other investments. These equity issuances reduced Magellan Holdings’ ownership interest in MMP from 25% to 23%; and

•	Also in October 2004, MMP issued $250.0 million of senior notes. The notes were issued for the discounted price of 99.9%, or $249.7 million. The net proceeds from this debt issuance, after underwriter discounts of $1.8 million and debt issuance fees of $0.3 million, were $247.6 million. MMP used these net proceeds to: (i) repay the remaining $161.7 million outstanding under the acquisition facility (the original $300.0 million borrowed less $138.3 million partial repayment from the October 2004 equity offering discussed above) plus accrued interest costs of $0.2 million, and (ii) repay the $50.0 million amount previously borrowed under the revolver plus accrued interest costs of $0.1 million. The remaining proceeds of $35.6 million from this debt offering were used to replenish cash that MMP had used in the acquisition of assets from Shell.

In January 2005, Magellan Holdings sold 5,471,082 common units of MMP to the public. Magellan Holdings received $151.7 million from the unit sale, after underwriting discounts and commissions of $7.7 million. Magellan Holdings used $25.9 million of the funds to repay a portion of the borrowings under its term loan, and $125.8 million was distributed to its owners. On February 8, 2005, one day after MMP’s quarterly cash distribution record date, 2,839,846 of MMP’s subordinated units owned by Magellan Holdings converted into common units as provided in Magellan Holdings’ partnership agreement. In February 2005, Magellan Holdings sold 450,288 common units of MMP to the public and Magellan Holdings received $12.4 million from this sale, after underwriting discounts and commissions of $0.6 million. Magellan Holdings used $6.2 million of the funds to repay a portion of the borrowings under its term loan, and the remaining $6.2 million helped fund a $13.0 million distribution to its owners. Following these sales, Magellan Holdings’ ownership interest in MMP, including its general partner interest, decreased from 23% to 14%.

In April 2005, Magellan Holdings sold 5,679,696 subordinated units representing limited partner interests in MMP in a privately negotiated transaction. Magellan Holdings received net proceeds of $163.2 million from this sale of which it used $81.6 million to repay a portion of its term loan, $0.1 million to pay accrued interest and $81.5 million was distributed to its owners. Following this sale, Magellan Holdings’ ownership interest in MMP decreased from 14% to 6%.

During May and June 2005, Magellan Holdings sold its remaining 2,389,558 common units representing limited partner interests in MMP in privately negotiated transactions. Magellan Holdings received $72.9 million of proceeds, after deducting underwriter commissions of $3.0 million and transaction costs of $0.1 million. Magellan Holdings used $36.3 million of the proceeds to repay a portion of the December 2004 term loan, $0.2 million to pay accrued interest and $36.4 million to make a distribution to its owners. Following these transactions, Magellan Holdings no longer owned any of MMP’s limited partner units and its ownership interest in MMP includes only its current 2% general partner interest and incentive distribution rights ownership through its ownership interest in Magellan GP, LLC.

5. Acquisitions

Each of the following acquisitions were accounted for as an acquisition of a business:

Petroleum Products Terminals.    During September 2005, MMP acquired a petroleum products terminal near Wilmington, Delaware from privately-owned Delaware Terminal Company. This marine terminal has 1.8 million

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barrels of usable storage capacity. Management believes this facility is strategic to MMP’s efforts for growth and in providing expanded services for MMP’s customers’ needs in the Mid-Atlantic markets. The operating results of this facility have been included with MMP’s petroleum products terminals segment results beginning on September 1, 2005. The facility and the land on which the facility sits, which was purchased in a separate transaction from a local non-profit agency, were acquired for approximately $55.5 million, which included cash payments of $55.3 million and the assumption of environmental liabilities of $0.2 million. This acquisition was accounted for as the purchase of a business. Allocation of the purchase price was as follows (in thousands):

Property, plant and equipment	$51,231
Goodwill	2,782
Other intangibles	1,500

Total	$55,513

The recorded purchase price could change based on MMP’s evaluation and assessment of the assumed environmental liabilities. MMP expects that the total amount of goodwill recognized as part of this transaction will be deductible for tax purposes by its unitholders.

In January 2004, MMP acquired ownership in 14 petroleum products terminals located in the southeastern United States. This acquisition was accounted for under the purchase method, and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the acquisition date. The results of operations from this acquisition have been included with the petroleum products terminals segment results since its acquisition date. MMP paid $24.8 million for these facilities, incurred $0.6 million of closing costs and assumed $3.8 million of environmental liabilities. MMP previously owned a 79% interest in eight of these terminals and purchased the remaining ownership interest from Murphy Oil USA, Inc. In addition, the acquisition included sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$25,441
Environmental liabilities assumed	3,815

Total purchase price	$29,256

Allocation of purchase price:
Property, plant and equipment	$29,256

The following acquisitions were accounted for as acquisitions of assets:

Petroleum Products Management.    Operation. In July 2003, MMP acquired certain rights to a petroleum products management operation from an affiliate of Williams for $10.1 million plus inventory costs of approximately $5.2 million. The $10.1 million acquisition costs were allocated to and reported as other intangibles and are being amortized over a 105-month period. The operating results associated with this acquisition have been included with the petroleum products pipeline system segment from the acquisition date.

Pipeline Asset Acquisition.    On October 1, 2004, MMP acquired more than 2,000 miles of petroleum products pipeline system assets from Shell for approximately $488.9 million. In addition to the purchase price, MMP paid approximately $30.1 million for inventory related to a third-party supply agreement under which it received $14.0 million cash collateral, assumed approximately $57.6 million of existing liabilities and incurred

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approximately $3.3 million for transaction costs. During June 2004, MMP paid Shell $24.6 million as earnest money associated with the acquisition, which was applied against the purchase price at closing.

The assets MMP acquired from Shell have not been operated historically as a separate division or subsidiary. Shell operated these assets as part of its more extensive transportation and terminalling and crude oil and refined products operations. As a result, Shell did not maintain complete and separate financial statements for these assets as an independent business unit. MMP has made significant changes to the assets, including construction of additional connections between the acquired assets and MMP’s existing infrastructure, resulting in significant operating differences and revenues generated. Additionally, differences in MMP’s operating approach have resulted in obtaining different revenues and results of operations than those historically achieved by Shell. For these reasons, this acquisition constituted an acquisition of assets, and not of a business.

MMP integrated most of the assets acquired from Shell into the operations of its petroleum products pipeline system utilizing its existing accounting, financial reporting and measurement and control systems. In order to facilitate this integration, MMP entered into a transition services agreement with Shell which terminated at the end of February 2005. MMP also entered into transportation, terminalling and supply agreements with third parties, including Shell, for the refined petroleum products pipelines, terminals and system storage facilities that it acquired. MMP charges applicable tariffs and fees for transportation and terminalling services with respect to these assets in order to generate revenues and cash for distribution to its general partner and unitholders.

Assumed Liabilities.    In conjunction with the acquisition, MMP agreed to assume from Shell a third-party supply agreement, the terms of which management believed to be significantly below-market rates and MMP recognized the $43.5 million, fair value of the supply agreement, as an increased in the recorded book value of the asset acquired with an offsetting liability.

In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency (“EPA”) arising out of a June 1999 incident unrelated to the assets MMP acquired from Shell. In order to resolve Shell’s civil liability for the incident, Shell agreed to pay civil penalties and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of Shell’s pipelines, including two of the pipelines MMP acquired, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under MMP’s purchase agreement with Shell, MMP agreed, at its own expense, to complete any remaining remediation work required under the consent decree with respect to the acquired pipelines. MMP recognized a liability of approximately $8.6 million associated with this agreement. Shell has agreed to retain responsibility under the consent decree for the ongoing independent monitoring obligations.

As part of the acquisition, Shell agreed to retain liabilities and expenses related to active environmental remediation projects, other than those relating to the consent decree discussed above. In addition, Shell agreed to indemnify MMP for certain environmental liabilities arising from pre-closing conditions so long as MMP provides notice of those conditions no later than October 1, 2006. Shell’s indemnification obligation is subject to a $0.3 million per-claim deductible and a $30.0 million aggregate cap.

MMP recorded approximately $2.1 million of environmental liabilities related to its estimates for remediation sites that Shell did not consider to be currently active. Also, upon closing of this acquisition, MMP was assessed a use tax liability of $1.1 million by the State of Oklahoma.

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Allocation of Purchase Price.    The purchase price allocation of the assets acquired and liabilities assumed from Shell is as follows (in millions):

Purchase price:
Cash paid for pipeline systems	$488.9
Cash paid for inventory	30.1
Capitalized portion of transaction costs	3.3
Liabilities assumed:
Fair value of third-party supply agreement	43.5
Consent decree	8.6
Property tax liability	2.3
Environmental	2.1
Use tax liability	1.1

Total liabilities assumed	57.6

Total purchase price	$579.9

Allocation of purchase price:
Property, plant and equipment	$548.3
Inventory	30.1
Prepaid assets	1.5

Total purchase price	$579.9

Financing.    The transactions completed to finance the assets acquired from Shell are discussed in detail in Note 4—MMP Debt and Equity Transactions and Magellan Holdings’ Sales of MMP Units.

Description of the Assets.    The acquisition primarily included four refined products pipeline systems, comprising approximately 2,000 miles of pipelines that have been incorporated into MMP’s existing pipeline system. A brief description of each of these pipeline segments follows:

•	a segment that extends from East Houston to Frost, Texas, which is approximately 50 miles south of Dallas, Texas. From Frost the segment has a branch that extends west to Odessa and El Paso, Texas and a branch that extends to a connection with MMP’s existing pipeline system in Duncan, Oklahoma. MMP connected its existing Galena Park, Texas marine terminal to the East Houston facility through a pipeline connection during February 2005;

•	a segment that extends from Hearne, Texas to Dallas, Texas, with a portion that extends to Ft. Worth, Texas. The pipeline delivers product to an existing inland terminal of MMP’s in Dallas, Texas;

•	a segment that extends from El Dorado, Kansas to Aurora, Colorado with an extension into the Denver International Airport; and

•	a pipeline that originates at Glenpool, Oklahoma and extends to Cushing, Oklahoma and then on to El Dorado, Kansas.

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Agreements with Shell.    In connection with MMP’s acquisition of these refined petroleum products pipeline systems, MMP entered into three-year terminalling and transportation agreements and a five-year storage lease agreement with Shell for a combined minimum revenue commitment averaging approximately $28.1 million per year through September 30, 2007 and approximately $0.8 million per year thereafter through September 30, 2009. Management has concluded that these contracts reflected market prices in effect at the time.

6. Inventory

Inventories at December 31, 2003 and 2004 and September 30, 2005 were as follows (in thousands):

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Refined petroleum products	$3,435	$28,694	$21,746
Natural gas liquids	12,362	12,682	19,145
Additives	977	1,632	2,004
Other	508	389	388

Total	$17,282	$43,397	$43,283

The increase in refined petroleum products inventories between December 31, 2003 and December 31, 2004 is primarily due to the inventory requirements associated with a supply agreement MMP assumed as part of its asset acquisition from Shell in October 2004 (see Note 5—Acquisitions).

7. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2003	2004
Construction work-in-progress	$14,657	$18,162
Land and rights-of-way	35,402	51,621
Carrier property	1,072,337	1,445,159	24 – 50 years
Buildings	9,773	12,029	20 – 53 years
Storage tanks	201,145	265,706	20 – 40 years
Pipeline and station equipment	94,250	150,826	4 – 59 years
Processing equipment	139,751	165,404	3 – 53 years
Other	36,532	44,013	3 – 48 years

	$1,603,847	$2,152,920

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest at December 31, 2003 and 2004 of $19.3 million and $19.2 million, respectively.

8. Equity Investments

Effective March 2, 2004, MMP acquired a 50% ownership in Osage Pipeline for $25.0 million. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

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MMP uses the equity method of accounting for this investment. Summarized financial information for Osage Pipeline is presented below (in thousands):

	March 2, 2004 Through December 31, 2004	March 2, 2004 Through September 30, 2004	Nine Months Ended September 30, 2005
			(unaudited)
Revenues	$9,814	$6,724	$9,020
Net income	$4,310	$2,737	$5,458

The condensed balance sheets for Osage Pipeline as of December 31, 2004 and September 30, 2005 are presented below (in thousands):

	December 31, 2004	September 30, 2005
		(unaudited)
Current assets	$3,278	$5,190
Noncurrent assets	$5,006	$4,632
Current liabilities	$351	$731
Members’ equity	$7,933	$9,091

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	March 2, 2004 Through December 31, 2004	Nine Months Ended September 30, 2005
		(unaudited)
Initial investment / investment at beginning of period	$25,032	$25,084
Earnings in equity investment:
Proportionate share of earnings	2,155	2,729
Amortization of excess investment	(553)	(498)

Net earnings in equity investment	1,602	2,231
Cash distributions	(1,550)	(2,150)

Equity investment at end of period	$25,084	$25,165

On the date MMP acquired its interest in Osage Pipeline, MMP’s investment included an excess net investment amount of $21.7 million. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment.

9. Concentration of Credit Risk

Any issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact MMP’s overall exposure to credit risk.

MMP transports petroleum products for refiners and marketers in the petroleum industry. The major concentration of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to MMP’s customers are generally unsecured and the financial condition and creditworthiness of customers are periodically evaluated. MMP has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. Issues impacting the petroleum refining and marketing and ammonia industries could impact MMP’s overall exposure to credit risk.

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To conduct MMP’s operations, Magellan Holdings employed approximately 955 employees at December 31, 2004 and 1,016 employees at September 30, 2005. Magellan Holdings considers its employee relations to be good.

The labor force supporting the petroleum products pipeline system is concentrated in the central United States. At December 31, 2004 and September 30, 2005, this labor force consisted of 506 employees and 544 employees, respectively. At December 31, 2004 and September 30, 2005, approximately 42% and 40%, respectively, of these employees were represented by the United Steel Workers Union (“USWU”) and were covered by a collective bargaining agreement that extends through January 31, 2006. Magellan Holdings has agreed with the USWU to extend the current collective bargaining agreement through January 31, 2009 and the union membership ratification vote in which the terms of the extension were accepted was held on September 30, 2005. The petroleum products terminals operation’s labor force is concentrated in the southeastern and Gulf Coast regions of the United States. At December 31, 2004 and September 30, 2005, this labor force consisted of 209 employees and 225 employees, respectively. At December 31, 2004 and September 30, 2005, none of the terminal operations employees were represented by labor unions. MMP’s ammonia pipeline operations are conducted through a third-party contractor; therefore, there are no employees specifically assigned to those operations.

10. Employee Benefit Plans

Williams sold its interest in Magellan GP, LLC and MMP to Magellan Holdings on June 17, 2003. Employees of Williams dedicated to or otherwise supporting MMP’s operations remained employees of Williams through December 31, 2003 and many participated in Williams sponsored employee benefit plans. For the period from June 18, 2003 through December 31, 2003, Williams charged Magellan Holdings for the services of these employees in accordance with the TSA as defined under Services Agreement in Note 3—Acquisition of MMP and Magellan GP, LLC.

Williams offered certain of these employees’ non-contributory defined-benefit plans that provided pension, retiree medical and life insurance benefits. Cash contributions to the plans were made by Williams and were not specifically related to the dedicated employees’ participation. Employees dedicated to or otherwise supporting MMP’s operations also participated in a Williams defined-contribution plan. The plan provided for matching contributions within specified limits.

On January 1, 2004, Magellan Holdings assumed sponsorship of the Union Pension Plan for certain hourly employees. Additionally, Magellan Holdings began sponsorship of a pension plan for certain non-union employees and a post-retirement benefit plan for selected employees effective January 1, 2004. Magellan Holdings also maintains a defined contribution plans for substantially all employees assigned to MMP.

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The annual measurement date for Magellan Holdings’ pension and post-retirement benefit plans is December 31; however, Magellan Holdings used a January 1, 2004 measurement date for these plans for the measurement of its initial liability. The following table presents the changes in benefit obligations and plan assets for pension benefits and other post-retirement benefits for the year ended December 31, 2004. The 2003 data presented in the table represents Magellan Holdings’ initial benefit obligation and related plan assets which it had committed to assume from Williams as of December 31, 2003. The table also presents a reconciliation of the funded status of these benefits to the amount recorded in the consolidated balance sheet at December 31, 2004 (in thousands):

	Pension Benefits		Other Post-retirement Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year		$26,294		$18,266
Service cost		3,647		324
Interest cost		1,707		682
Plan participants’ contributions		—		10
Actuarial loss		4,044		1,106
Other (a)		—		(7,357)
Benefits paid		(1,795)		(32)

Benefit obligation at end of year	$26,294	$33,897	$18,266	12,999

Change in plan assets:
Fair value of plan assets at beginning of year		19,453		—
Employer contributions		3,056		22
Plan participants’ contributions		—		10
Actual return on plan assets		1,432		—
Benefits paid		(1,795)		(32)

Fair value of plan assets at end of year	19,453	22,146	—	—

Funded status	(6,841)	(11,751)	(18,266)	(12,999)
Unrecognized net actuarial loss	—	4,249	—	1,106
Unrecognized prior service cost	3,106	2,798	8,293	783

Accrued benefit cost	$(3,735)	$(4,704)	$(9,973)	$(11,110)

Accumulated benefit obligation	$18,252	$23,441

(a)	Magellan Holdings’ post-retirement medical plan pays eligible claims secondary to Medicare. As a result of the Prescription Drug Act of 2003, Magellan Holdings’ prescription claims cost decreased which resulted in a decrease in the post-retirement benefit obligation described as “Other” in the table above.

The amounts included in the pension benefits in the above table combine Magellan Holdings’ Union Pension Plan with its non-union pension plan. At December 31, 2004, the Union Pension Plan had an accumulated benefit obligation of $21.9 million, which exceeded the fair value of plan assets of $20.2 million.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The weighted-average assumptions utilized to determine benefit obligations as of December 31, 2003 and 2004 were as follows:

	Pension Benefits		Other Post-retirement Benefits
	2003	2004	2003	2004
Discount rate	6.25%	5.75%	6.25%	5.75%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The non-pension post-retirement benefit plans provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with Magellan Holdings’ expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

For benefits incurred by participants prior to age 65, the annual assumed rate of increase in the health care cost trend rate for 2005 is 7.1% and systematically decreases to 5.0% by 2008. The annual assumed rate of increase in the health care cost trend rate for post-65 benefits for 2005 is 10.0% and systematically decreases to 5.0% by 2015. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Change in total of service and interest cost components	$208	$165
Change in post-retirement benefit obligation	2,519	2,003

The expected long-term rate of return on plan assets was determined by combining a review of historical returns of portfolios with assets similar to Magellan Holdings’ current portfolio, projected returns and target weightings of each asset classification. Magellan Holdings’ investment objectives for the assets within the pension plans are to obtain a balance between long-term growth of capital and generation of income to meet withdrawal requirements, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market value from year-to-year, or of incurring large losses that may result from concentrated positions. Magellan Holdings’ tolerance for risk is analyzed based on the impact on the predictability of contribution requirements, probability of under funding, risk-adjusted returns and investment return volatility. Funds are invested through the use of multiple investment managers. Magellan Holdings’ target allocation percentages and the actual weighted-average asset allocation at December 31, 2004 were as follows:

	Actual	Target
Equity securities	65%	65%
Debt securities	31%	34%
Other	4%	1%

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2004, benefits expected to be paid through December 31, 2014 were as follows (in thousands):

	Pension Benefits	Other Post-retirement Benefits
2005	$825	$60
2006	833	159
2007	835	261
2008	895	371
2009	928	491
2010 through 2014	6,417	4,026

Through September 30, 2005, Magellan Holdings has contributed $4.8 million for the pension plans, which represents the full amount it expects to contribute for the 2005 plan year.

11. Related Party Transactions

Through June 17, 2003, affiliate revenues represented revenues from Williams and its affiliates and primarily included pipeline and terminal storage revenues, ancillary service revenues for MMP’s marine facilities, fee income related to petroleum products asset management activities and certain software licensing fees. There were no affiliate revenues from Williams after June 17, 2003. Sales to affiliates of Williams were at prices consistent with those charged to non-affiliated entities. Revenues from affiliates of Williams are summarized in the table below (in millions):

	Year Ended December 31, 2002	January 1, 2003 Through June 17, 2003
Revenues from affiliates of Williams	$58.6	$13.9
Total revenues	$434.5	$211.2
Revenues from affiliates of Williams as a percent of total revenue	13%	7%

In March 2004 MMP acquired a 50% ownership interest in Osage Pipeline. MMP operates the Osage pipeline and receives a fee for these services. MMP received $0.5 million during both 2004 and the nine months ended September 30, 2005 from Osage Pipeline for operating fees, which it reported as affiliate revenues. Also, during the second quarter of 2004, MMP received $0.3 million from Osage for fees to transition accounting, billing and other administrative functions. MMP recorded these fees as other income, which is netted into operating expense in its results of operations.

Both we and Magellan Holdings are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P., (“CRF”). Two members of Magellan GP, LLC’s eight-member board of directors and two of our directors are nominees of CRF. On January 25, 2005, CRF, through affiliates, acquired an interest in the general partner of SemGroup, L.P. (“SemGroup”) and limited partner interests in SemGroup. The CRF’s total combined general and limited partner interest in SemGroup is approximately 30%. One of the members of SemGroup’s general partner’s seven-member board of directors is a nominee of the CRF with three votes on such board. MMP, through its subsidiaries and affiliates, is a party to a number of transactions with SemGroup and its affiliates. These transactions include leasing storage tanks to and from SemGroup, buying and selling petroleum products from and to SemGroup and transporting petroleum products for SemGroup.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

CRF also has an ownership interest in the general partner of Buckeye Partners, L.P. (“Buckeye”). During the three and nine months ended September 30, 2005, MMP’s operating expenses included $0.0 million and $0.3 million, respectively, of costs it incurred with Norco Pipe Line Company, LLC, which is a subsidiary of Buckeye.

Magellan GP, LLC’s board of directors has adopted a Board of Directors Conflict of Interest Policy and Procedures. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to SemGroup and Buckeye. As part of these procedures, none of the nominees of CRF will serve on Magellan GP, LLC’s board of directors and on SemGroup’s or Buckeye’s general partners’ boards of directors at the same time.

A summary of the transactions MMP had with SemGroup and its affiliates during the period from January 25, 2005 through September 30, 2005 are provided in the following table (in millions):

Period From January 25, 2005 Through September 30, 2005
(unaudited)
Sales of petroleum products	$86.2
Purchases of petroleum products	45.7
Terminalling and other services revenues	4.2
Storage tank lease revenues	2.0
Storage tank lease expense	0.8

During May 2005, the board of directors of Magellan GP, LLC appointed John P. DesBarres as an independent board member. Mr. DesBarres currently serves as a board member for American Electric Power Company, Inc. of Columbus, Ohio. During the nine months ended September 30, 2005, MMP’s operating expenses, mainly power costs, included $1.1 million of costs MMP incurred with Public Service Company of Oklahoma, which is a subsidiary of American Electric Power Company, Inc.

In 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated both direct and indirect G&A expenses to MMP. Direct expenses allocated by Williams were primarily salaries and benefits of employees and officers associated with MMP’s businesses. Indirect expenses included legal, accounting, treasury, engineering, information technology and other corporate services. Williams allocated these expenses to us based on an agreed-upon expense limitation. The G&A costs which would have been allocated to MMP by Williams, absent the expense limitation agreement, above the expense limitation totaled $19.7 million in 2002 and $5.2 million for the period January 1, 2003 through June 17, 2003. Williams’ G&A cost allocations in 2002 and for the period January 1, 2003 through June 17, 2003, included a number of costs that were not specific to MMP’s businesses and therefore could not be used as an estimate of MMP’s G&A costs during those periods.

Additionally, in 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated operating expenses to MMP.

Williams and certain of its affiliates had indemnified MMP against certain environmental costs. The environmental indemnifications MMP had with Williams were settled during 2004. See Note 16—Commitments and Contingencies for information relative to the settlement of these indemnifications with Williams. Receivables from Williams or its affiliates associated with the indemnification settlement were $74.8 million and $50.4 million at December 31, 2004 and September 30, 2005, respectively. Receivables from Williams associated with environmental issues at December 31, 2003 were $27.8 million. These amounts were included with other accounts receivable and long-term receivable amounts presented in the consolidated balance sheets.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

12. Debt

Debt at December 31, 2003 and 2004 and September 30, 2005 was as follows (in thousands):

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Magellan Holdings term loan:
Long-term portion	$164,501	$221,870	$275,000
Current portion	1,524	28,130	—

Total Magellan Holdings term loan	166,025	250,000	275,000

MMP Debt:
6.45% Notes due 2014	—	250,292	249,536
5.65% Notes due 2016	—	249,702	252,593
Term loan and revolving credit facility:
Long-term portion	89,100	—	—
Current portion	900	—	—

Total term loan and revolving credit facility	90,000	—	—

Magellan Pipeline Notes:
Long-term portion	490,917	297,376	290,287
Current portion	—	15,100	15,100

Total Magellan Pipeline Notes	490,917	312,476	305,387

Total MMP debt	580,917	812,470	807,516

Total debt	$746,942	$1,062,470	$1,082,516

Maturities of long-term debt outstanding as of December 31, 2004, excluding fair value adjustments made to MMP’s debt in June 2003, when it was acquired by Magellan Holdings, discounts incurred on debt issuances by MMP and Magellan Holdings and market value adjustments to long-term debt associated with qualifying hedges are as follows: $15.1 million—2005; $14.3 million—2006; $272.6 million—2007; $0 million—2008 and 2009; and $750.0 million thereafter.

Magellan Holdings Term Loan.    In June 2003, Williams sold its ownership interests in MMP and Magellan GP, LLC to Magellan Holdings. In conjunction with that transaction, Magellan Holdings entered into a credit agreement with a group of financial institutions and borrowed $200.0 million under a term loan. Magellan Holdings paid $5.0 million of these funds to its owners and the remaining proceeds were used to help Magellan Holdings finance its acquisition of MMP. The balance of this loan outstanding at December 2004 was repaid with the proceeds of Magellan Holdings’ December 2004 term loan discussed below.

In December 2004, Magellan Holdings entered into a credit agreement with a group of financial institutions that provided for a $250.0 million term loan. Proceeds from the loan were used to repay the $97.4 million outstanding balance of Magellan Holdings’ June 2003 term loan, to pay related fees and expenses and make a dividend to Magellan Holdings’ owners. Total debt placement fees incurred with this loan were $3.5 million. The balance of this loan outstanding at June 2005 was repaid with the proceeds of Magellan Holdings’ June 2005 term loan discussed below.

In June 2005, Magellan Holdings entered into a credit agreement with a group of financial institutions that provided for a $275.0 million term loan. Proceeds from the loan were used to repay the $95.3 million outstanding balance of Magellan Holdings’ December 2004 term loan, to fund a $24.2 million defeasance account, to pay related fees and expenses and make a $151.0 million distribution to the Magellan Holdings’ owners. The loan bears interest at the Eurodollar rate plus a spread of 2.125%. The maturity date of this term loan is June 2012.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The agreement provides for mandatory prepayments in any quarter for which Magellan Holdings has positive excess cash flow (as defined in the agreement) and Magellan Holdings’ leverage ratio (also as defined in the agreement) is above 4.0 times. These mandatory prepayments equal 50% of any excess cash flow. The agreement also permits Magellan Holdings to borrow additional amounts up to a total of $100.0 million so long as our leverage ratio remains below 6.0 times on a pro forma basis after giving effect to any such additional borrowings. Obligations under the facility are secured by Magellan Holdings’ membership interests in Magellan GP, LLC. Neither MMP nor any of its subsidiaries is a guarantor of the term loan. Under the terms of this agreement, a change in control results in an event of default, in which case the maturity date of the obligations under the facility may be accelerated. For this facility, a change of control is defined in a variety of ways, each of which involve Magellan Holdings’ current owners no longer maintaining majority control of the management of MMP, Magellan GP, LLC or Magellan Holdings. This facility contains various operational and financial covenants. Magellan Holdings is in compliance with all of these covenants. The interest rate on this facility at September 30, 2005 was 5.785%. Magellan Holdings intends to repay borrowings outstanding under this credit agreement in the next 12 months.

6.45% Notes due 2014.    On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million and this discount is being accreted over the life of the notes. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 13—Derivative Financial Instruments), the effective interest rate of these notes for both 2004 and for the nine months ended September 30, 2005 was 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2004.

5.65% Notes due 2016.    On October 7, 2004, MMP issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million and this discount is being accreted over the life of the notes. Including the impact of hedges associated with these notes (see Note 13—Derivative Financial Instruments), the effective interest rate of these notes during 2004 and for the nine months ended September 30, 2005, was 5.1% and 5.5%, respectively. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005.

The indenture under which the 5.65% and 6.45% notes discussed above were issued does not limit MMP’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, MMP’s ability to incur indebtedness secured by certain liens, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of its assets. MMP is in compliance with these covenants.

May 2004 Revolving Credit Facility.    In connection with MMP’s May 2004 refinancing, it entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. In September 2004, MMP increased the facility to $175.0 million. At both December 31, 2004 and September 30, 2005, $1.1 million of the facility was being used for letters of credit with no other amounts outstanding. Borrowings under this revolving credit facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5% based on MMP’s credit ratings.

The revolving credit facility requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1.00; and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the revolving credit facility contains covenants that limit MMP’s ability to, among other things, incur additional indebtedness or modify its other debt instruments, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, engage in sale and leaseback transactions, merge, consolidate, liquidate or dissolve, sell or lease all or substantially all of its assets and change the nature of its business. MMP is in compliance with these covenants.

August 2003 Term Loan and Revolving Credit Facility.    In August 2003, MMP entered into a credit agreement with a syndicate of banks. This facility was comprised of a $90.0 million term loan and an $85.0

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

million revolving credit facility. Indebtedness under the term loan incurred interest at LIBOR plus a margin of 2.0%, while indebtedness under the revolving credit facility incurred interest at LIBOR plus a margin of 1.8%. In May 2004, MMP repaid the $90.0 million outstanding term loan and this facility was replaced with the revolving credit agreement described above.

Magellan Pipeline Notes.    During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $178.0 million of floating rate Series A Senior Secured Notes and $302.0 million of fixed rate Series B Senior Secured Notes. Both notes were secured with MMP’s membership interest in and assets of Magellan Pipeline until MMP’s refinancing plan was executed in May 2004 (see Note 4—MMP Debt and Equity Transactions and Magellan Holdings’ Sales of MMP Units). As part of that refinancing, the $178.0 million outstanding balance of the floating rate Series A Senior Secured Notes was repaid. In addition, the fixed rate Series B noteholders released the collateral which secured those notes except for cash deposited in an escrow account in anticipation of semi-annual interest payments on the Magellan Pipeline notes. The maturity date of the Series B senior notes is October 7, 2007; however, MMP was required on October 7, 2005 to repay $15.1 million (5% of the outstanding balance on that date) and will be required on October 7, 2006, to repay another 5.0% of the principal amount outstanding. The outstanding principal amount of the Series B senior notes at December 31, 2003 was $480.0 million and at December 30, 2004 and September 30, 2005 was $302.0 million; however, the outstanding principal amount of the notes at December 31, 2004 was increased by $2.7 million and decreased at September 30, 2005 by $1.9 million for the change in the fair value of the associated hedge (see Note 13—Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes is the unamortized step-up in value of $10.9 million at December 31, 2003, $7.8 million at December 31, 2004 and $5.3 million at September 30, 2005. The notes were stepped-up to fair value for Magellan Holdings’ ownership interest when it acquired MMP from Williams in June 2003. The interest rate of the Series B senior notes is fixed at 7.7%. However, including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate Series B senior notes to floating-rate debt (see Note 13—Derivative Financial Instruments) and the effect of the amortization of the fair value adjustment on long-term debt, the weighted-average interest rate for the Series B senior notes was 5.8% and 6.5% for the twelve months ended December 31, 2004, and the nine months ended September 30, 2005, respectively. The weighted-average interest rate for the Series A and Series B senior notes combined (including the impact of the associated hedge) for the twelve months ended December 31, 2004 was 5.7%.

Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on our consolidated balance sheets of $8.2 million at December 31, 2003, $5.8 million at December 31, 2004, and $11.7 million at September 30, 2005.

The note purchase agreement, as amended in connection with MMP’s May 2004 refinancing, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 3.3 to 1.0. It also requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 2.5 to 1.0. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to incur additional indebtedness, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, merge, consolidate, liquidate or dissolve, sell or lease a material portion of its assets, engage in sale and leaseback transactions and change the nature of its business. MMP is in compliance with these covenants.

13. Derivative Financial Instruments

MMP and Magellan Holdings use interest rate derivatives to help manage interest rate risk as described below.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During October 2002, MMP both entered into and unwound an interest rate hedge, realizing a loss of $1.0 million. This loss is being amortized over the 5-year life of the Magellan Pipeline notes.

In February 2004, MMP entered into three separate interest rate swap agreements to hedge its exposure to changes in interest rates for a portion of the debt it anticipated refinancing related to Magellan Pipeline’s senior notes. The notional amounts of the swaps totaled $150.0 million. The 10-year period of the swap agreements was the assumed tenure of the replacement debt starting in October 2007. The average fixed rate on the swap agreements was 5.9%.

In April 2004, MMP entered into three agreements for treasury lock transactions to hedge its exposure against interest rate increases for a portion of the $250.0 million of 10-year notes it issued in connection with its May 2004 refinancing plan. The notional amount of the agreements totaled $150.0 million and extended from 2004 to 2014 at a weighted average interest rate of 4.4%.

During May 2004, MMP unwound the February 2004 interest rate swap agreements described above and realized a gain of $3.2 million. MMP also unwound the April 2004 treasury lock transactions described above in May 2004 and realized a gain of $2.9 million. Because the interest rate swap hedges were considered to be effective, all of the realized gain associated with the interest rate swaps was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004. Because the combined notional amounts of the interest rate swap agreements and the treasury locks exceeded the total amount of debt issued, a portion of the treasury lock hedge was ineffective. As such, the portion of the realized gain associated with the ineffective portion of the treasury lock hedge, or $1.0 million, was recorded as a gain on derivative during May 2004. The remainder of the $1.9 million gain realized on the treasury lock hedge was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004.

During May 2004, MMP entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline Series B senior notes. MMP has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, MMP receives 7.7% (the weighted-average interest rate of the Magellan Pipeline Series B senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline Series B senior notes. Payments settle in April and October each year with the LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to MMP’s interest expense associated with this hedge of $2.5 million. The fair value of the instruments associated with this hedge at December 31, 2004 and June 30, 2005 was $2.7 million and $0.9 million, respectively, and was recorded to other noncurrent assets and long-term debt.

In July 2004, MMP entered into two agreements for forward starting swaps to hedge its exposure to changes in interest rates for a portion of the $250.0 million of senior notes it anticipated issuing during October 2004 as partial financing for the pipeline assets it acquired from Shell. The notional amounts of the agreements totaled $150.0 million. On October 7, 2004, the date MMP issued $250.0 million of debt due 2016, MMP unwound these hedges and realized a loss of $6.3 million. Because the hedges were considered to be effective, all of the realized loss associated with the hedges was recorded to other comprehensive income and is being amortized over the 12-year life of the notes issued in October 2004.

In October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. The agreement began on October 7, 2004 and terminates on October 15, 2016, which is the maturity date of the senior notes due 2016. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to MMP’s interest expense of $1.0 million associated with this hedge. The fair value of this hedge at December 31, 2004 and September 30, 2005 was $0.8 million and $2.9 million, respectively, and was recorded to other noncurrent assets and long-term debt.

In July 2005, Magellan Holdings entered into three interest rate swap agreements and the notional amounts of these agreements total $140.0 million. Under these agreements, Magellan Holdings will receive the variable-rate of the Magellan Holdings term loan and pay a weighted-average fixed rate of 6.4%. The agreements begin on December 30, 2005 and expire on June 30, 2007, with settlements every March 30, June 30 and September 30. The fair value of this hedge at September 30, 2005 was $0.6 million, which was recorded to other income.

14. Leases

Leases—Lessee.    Magellan Holdings and MMP leases land, office buildings, tanks and terminal equipment at various locations to conduct its business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove MMP’s pipeline from the property for non-performance. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2004, were as follows (in thousands):

2005	$2,623
2006	2,711
2007	2,652
2008	2,024
2009	1,413
Thereafter	12,113

Total	$23,536

Leases—Lessor.    MMP has ten capacity leases with remaining terms from one to 12 years that it accounts for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2004, were as follows (in thousands):

2005	$9,210
2006	8,337
2007	7,791
2008	7,636
2009	6,724
Thereafter	16,641

Total	$56,339

On December 31, 2001, MMP purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. MMP then entered into a long-term

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

lease arrangement under which Aux Sable is the sole lessee of these assets. MMP has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount.

Future minimum lease payments receivable under direct-financing-type leasing arrangements as of December 31, 2004, were $1.4 million in 2005, $1.3 million each year for 2006, 2007, 2008 and 2009 and $8.8 million cumulatively for all periods after 2009. The net investment under direct financing leasing arrangements as of December 31, 2003 and 2004 were as follows (in thousands):

	December 31,
	2003	2004
Total minimum lease payments receivable	$18,087	$15,709
Less: Unearned income	8,469	7,245

Recorded net investment in direct financing leases	$9,618	$8,464

The net investment in direct financing leases was classified in the consolidated balance sheets as follows (in thousands):

	December 31,
	2003	2004
Classification of direct financing leases:
Current accounts receivable	$378	$423
Current deferred revenue	(225)	—
Noncurrent accounts receivable	9,465	8,041

Total	$9,618	$8,464

15. Long-Term Incentive Plan

MMP’s general partner has adopted a long-term incentive plan for employees who perform services for MMP and directors of MMP’s general partner. The long-term incentive plan primarily consists of two components: phantom units and unit options. To date, there have been no unit options granted. The long-term incentive plan permits the grant of awards covering an aggregate of 1.4 million MMP common units. The compensation committee of MMP’s general partner’s board of directors administers the long-term incentive plan.

In April 2001, grants of 185,000 MMP limited partner units were made to certain key employees associated with MMP’s initial public offering in February 2001. These awards allowed for early vesting if established performance measures were met prior to February 2004. MMP met all of the performance measures and the awards vested in 2002.

Also in April 2001, grants of 128,400 MMP limited partner units pursuant to the long-term incentive plan were made. With the change in control of Magellan GP, LLC on June 17, 2003, these awards vested at their maximum award level, resulting in 256,800 MMP limited partner unit awards.

During 2002, grants of 45,300 MMP limited partner units pursuant to the long-term incentive plan were made. With the change in control of Magellan GP, LLC on June 17, 2003, these awards vested at their maximum award level, resulting in 90,600 MMP limited partner unit awards.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In February 2003, grants of 105,650 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant is based on certain performance metrics, which management determined at the end of 2003, and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. These MMP limited partner unit grants are subject to forfeiture if employment is terminated prior to the vesting date. These grants do not have an early vesting feature except under circumstances where there is a change in control of Magellan GP, LLC, in which case the MMP limited partner unit grants will immediately vest at their maximum award level of double the award grant. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. During 2003, management increased the associated accrual to an expected payout of 190,542 MMP limited partner units with decreases to 185,978 MMP limited partner units during 2004 and further reductions to 180,602 MMP limited partner units during the nine months ended September 30, 2005, due to employee terminations and retirements. The value of the MMP limited partner unit awards being accrued for was $5.5 million at December 31, 2004 and $6.2 million at September 30, 2005.

In June 2003, following Williams’ sale of its interest in Magellan GP, LLC and MMP to Magellan Holdings, Magellan GP, LLC’s board of directors made the following grants to certain employees who became dedicated to providing services to MMP:

•	In October 2003, grants of 21,280 MMP limited partner units pursuant to the long-term incentive plan were made. Of these awards, 9,700 MMP limited partner units vested on December 31, 2003, 940 MMP limited partner units vested on July 31, 2004 and 9,700 MMP limited partner units vested on December 31, 2004. The remaining 940 limited partner units vested on July 31, 2005. The value of the 940 unvested awards at December 31, 2004 was less than $0.1 million.

•	In January 2004, grants of 21,712 MMP limited partner units pursuant to the long-term incentive plan were made. Of these awards, 10,866 MMP limited partner units vested on July 31, 2004 and 10,846 MMP limited partner units vested on July 31, 2005. The value of the 10,846 unvested awards at December 31, 2004 was $0.3 million.

In February 2004, grants of 159,024 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award range from zero units up to a total of 318,048 MMP limited partner units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 40%. The MMP limited partner units will vest at the end of 2006. These MMP limited partner units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under circumstances which would result in a change in control of Magellan GP, LLC, in which case the MMP limited partner units will immediately vest at their maximum award level of double the award grant. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. During 2004 management increased its estimate of the number of MMP limited partner units that will be awarded under this grant to 289,626 based on the attainment of the short-term performance metrics and the probability of attaining higher-than-standard on the long-term performance metrics. During the nine months ended September 30, 2005, management increased the estimate of the number of MMP limited partner units that will be awarded to 307,721. The value of the MMP limited partner unit awards being accrued for on December 31, 2004 and September 30, 2005 was $8.5 million and $10.5 million, respectively.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In February 2005, grants of 160,640 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award ranges from zero units up to a total of 321,280 MMP limited partner units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 20%. The MMP limited partner units will vest at the end of 2007. These MMP limited partner units are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. These awards do not have an early vesting feature except in circumstances when there is a change in control of Magellan GP, LLC, in which case the MMP limited partner units will immediately vest at their maximum award level of double the award grant. The value of the 160,640 MMP limited partner unit awards on September 30, 2005 was $5.5 million.

16. Commitments and Contingencies

Environmental Indemnification Settlement—Prior to May 27, 2004, Williams had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that Williams contributed to MMP at the time of MMP’s initial public offering or which MMP subsequently acquired from Williams. In May 2004, MMP, MMP’s general partner and Magellan Holdings entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from these indemnifications. MMP received $35.0 million and $27.5 million from Williams on July 1, 2004 and 2005, respectively, and expects to receive installment payments from Williams of $20.0 million and $35.0 million on July 1, 2006 and 2007, respectively. While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee benefits matters;

•	Issues involving rights of way, easements and real property, including asset titles; and

•	Unlimited losses and damages related to tax liabilities.

In conjunction with this transaction:

•	MMP received $2.1 million from Williams during June 2004 in settlement of certain amounts previously billed by MMP to Williams for environmental matters. Following this payment, MMP’s receivable balance with Williams for environmental matters was $45.1 million;

•	Magellan Holdings recorded $61.8 million as a receivable from Williams with an offsetting reduction of its June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

•	The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. Magellan Holdings is recognizing this $10.6 million as interest income and an increase to its receivable with Williams over the period from May 25, 2004 and the final payment date of July 1, 2007.

Environmental Liabilities—Estimated liabilities for environmental costs were $45.1 million, $59.9 million and $59.1 million at December 31, 2003 and 2004 and September 30, 2005, respectively. These estimates are provided on an undiscounted basis and have been classified as current or non-current based on management’s

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years. As of December 31, 2004 and September 30, 2005, known liabilities that would have been covered by the three indemnity agreements discussed above were $40.8 million and $43.0 million, respectively. Through September 30, 2005, MMP has spent $14.3 million of the $117.5 million indemnification settlement amount for indemnified matters, including $5.1 million of capital costs.

Other Indemnifications—In conjunction with the 1999 acquisition of MMP’s Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess agreed to indemnify MMP against certain environmental losses. MMP filed claims against Hess totaling $1.9 million associated with this indemnification. During May 2005, MMP settled most of its claims against Hess in exchange for: (1) indemnification from the judgment in Elementis Chromium L.P., et al., v. Coastal States Petroleum Company, et al., v. Amerada Hess Corporation, et al (“Elementis Action”), under which the court found MMP to be liable for 10% of the cost of the clean up of certain contamination in Corpus Christi, Texas; (2) the payment of $50,000 for part of the legal fees incurred by MMP in defending itself from the Elementis Action; and (3) the transfer by Hess of certain parcels of property to MMP in Marrero, Louisiana. MMP has not settled its claim against Hess for non-payment of storage fees at its Corpus Christi, Texas terminal. MMP has agreed to arbitrate this dispute if a settlement agreement cannot be reached with Hess before October 31, 2005.

EPA Issue—In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from Magellan Pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP has responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. This matter was included in the indemnification settlement with Williams (see Environmental Indemnification Settlement discussion above). MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million.

Shawnee, Kansas Release—During the fourth quarter of 2003, MMP experienced a line break and product release from its petroleum products pipeline near Shawnee, Kansas. As of September 30, 2005, MMP estimated the total costs associated with this release to be $9.4 million. MMP has spent $9.1 million on remediation at this site, leaving a remaining liability on its balance sheet at September 30, 2005 of $0.3 million. During 2004 MMP collected $1.0 million from its insurance carrier and at December 31, 2004 the remaining receivable from its insurance carrier related to this release was $7.4 million, which was adjusted to $6.7 million during 2005. During the third quarter of 2005, MMP collected another $5.5 million from its insurance carrier, leaving a receivable balance of $1.2 million at September 30, 2005.

Kansas City, Kansas Release—During the second quarter of 2005, MMP experienced a product release involving approximately 2,800 barrels of gasoline from its petroleum products pipeline near its Kansas City, Kansas terminal. As of September 30, 2005, MMP’s estimate of costs associated with this release was

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

approximately $2.7 million. MMP has spent $1.5 million on remediation associated with this release and has $1.2 million of environmental liabilities recorded at September 30, 2005. In regards to this release, MMP responded timely to an EPA request for information pursuant to Section 308 of the Act. MMP has not been assessed a penalty by the EPA, or any other regulatory agency, relative to this release and management is unable to estimate with any certainty what penalties, if any, might be assessed. However, if penalties are assessed, they could be material to our financial position.

Other—MMP is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our future financial position, results of operations or cash flows.

17. Fair Value of Financial Instruments

We use the following methods and assumptions in estimating fair value disclosures for financial instruments:

Cash and cash equivalents and restricted cash:    The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity or variable rates of these instruments.

Marketable securities:    The carrying amounts reported in the balance sheet approximate fair value due to the variable rates of these instruments.

Long-term affiliate receivables:    Fair value is determined by discounting estimated cash flows at MMP’s incremental borrowing rates.

Long-term receivables:    Generally, fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Long-term debt:    For 2003, the carrying amount of MMP’s variable-rate debt approximates fair value. For 2003, the fair value of MMP’s fixed-rate debt was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. For 2004, the fair value of traded notes was based on the prices of those notes at December 31, 2004. The fair value of MMP’s private placement debt was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. The carrying amount of Magellan Holdings’ variable-rate term loan approximates its fair value for all periods presented.

Interest rate swaps:    Fair value is determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been settled at year-end.

The following table reflects the carrying amounts and fair values of financial instruments on our consolidated balance sheets as of December 31, 2003 and 2004 (in thousands):

	December 31, 2003		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$168,059	$168,059	$31,568	$31,568
Restricted cash	8,223	8,223	5,847	5,847
Marketable securities	—	—	108,052	108,052
Long-term receivables	70,653	69,818	56,063	56,321
Debt	746,942	743,535	1,059,011	1,095,248
Interest rate swaps	—	—	3,459	3,459

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

18. Distributions

Distributions paid by MMP, including amounts paid to its general partner and affiliate owners, 2003, 2004 and 2005 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
02/14/03	$0.36250	$9,918	$4,118	$5,677	$1,321	$21,034
05/15/03	0.37500	10,260	4,260	5,873	1,548	21,941
08/14/03	0.39000	10,670	4,430	6,108	1,820	23,028
11/14/03	0.40500	11,081	4,601	6,343	2,499	24,524

Total	$1.53250	$41,929	$17,409	$24,001	$7,188	$90,527

02/13/04	$0.41500	$18,020	$4,714	$—	$3,066	$25,800
05/14/04	0.42500	19,661	3,621	—	3,613	26,895
08/13/04	0.43500	20,994	3,706	—	4,313	29,013
11/12/04	0.44500	25,739	3,791	—	5,705	35,235

Total	$1.72000	$84,414	$15,832	$—	$16,697	$116,943

(unaudited)
02/14/05	$0.45625	$26,390	$3,887	$—	$5,201	$35,478
05/13/05	0.48000	29,127	2,726	—	6,778	38,631
08/12/05	0.49750	30,189	2,825	—	7,939	40,953
11/14/05(a)	0.53125	32,236	3,018		10,178	45,432

Total	$1.96500	$117,942	$12,456	$—	$30,096	$160,494

(a)	MMP’s general partner declared this cash distribution on October 20, 2005 to be paid on November 14, 2005 to unitholders of record at the close of business on November 2, 2005.

Distributions paid by MMP to its affiliate owners prior to Magellan Holdings’ acquisition of general and limited partner interests in MMP were as follows (in thousands except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
02/14/03	$0.36250	$783	$4,118	$5,677	$1,321	$11,899
05/15/03	0.37500	810	4,260	5,873	1,548	12,491

Total	$0.73750	$1,593	$8,378	$11,550	$2,869	$24,390

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

MMP paid distributions to Magellan Holdings and MMP’s general partner subsequent to Magellan Holdings’ acquisition of general and limited partner interests in MMP in June 2003 were as follows (in thousands except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
08/14/03	0.39000	842	4,430	6,108	1,820	13,200
11/14/03	0.40500	875	4,601	6,343	2,499	14,318

Total	$0.79500	$1,717	$9,031	$12,451	$4,319	$27,518

02/13/04	$0.41500	$3,267	$4,714	$—	$3,066	$11,047
05/14/04	0.42500	4,552	3,621	—	3,613	11,786
08/13/04	0.43500	2,615	3,706	—	4,313	10,634
11/12/04	0.44500	2,435	3,791	—	5,705	11,931

Total	$1.72000	$12,869	$15,832	$—	$16,697	$45,398

(unaudited)
02/14/05	$0.45625	$—	$3,887	$—	$5,201	$9,088
05/14/05	0.48000	1,147	—	—	6,778	7,925
08/13/05	0.49750	—	—	—	7,939	7,939
11/14/05(a)	0.53125	—	—	—	10,178	10,178

Total	$1.43375	$1,147	$3,887	$—	$30,096	$35,130

(a)	MMP’s general partner declared this cash distribution on October 20, 2005 to be paid on November 14, 2005 to unitholders of record at the close of business on November 2, 2005.

In connection with the October 2004 acquisition of certain pipeline and terminal assets, MMP’s partnership agreement was amended to reduce the incentive cash distributions paid to Magellan GP, LLC by $1.25 million for the fourth quarter of 2004, $5.0 million for 2005 and $3.0 million for 2006. Accordingly, the cash distributions paid to Magellan GP, LLC on February 14, 2005, May 14, 2005 and August 13, 2005, each included a $1.25 million reduction.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Distributions that Magellan Holdings has made to its affiliate owners are as follows (in thousands):

Date Distribution Paid	Amount
2003
June	$5,000
December	148,000

Total	$153,000

2004
January	$16,158
March	3,000
May	66,000
June	8,000
August	10,000
December	147,842

Total	$251,000

(unaudited)
2005
January	$125,795
February	13,000
April	81,500
May	32,000
June	162,000

Total	$414,295

Total distributions paid to outside and affiliate owners are determined as follows (in thousands):

Distributions Prior to Magellan Holdings’ Acquisition of interests in MMP	January 1, 2003 Through June 17, 2003
Cash distributions paid by MMP	$42,975
Less: distributions paid by MMP to its general partner	(2,869)
Distributions paid by MMP to outside and affiliate owners	40,106
Distributions paid by Magellan GP, LLC to affiliate owners	2,869

Total distributions paid to outside and affiliate owners	$42,975

Distributions After Magellan Holdings’ Acquisition of interests in MMP	June 18, 2003 Through December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30,
			2004	2005
			(Unaudited)
Cash distributions paid by MMP	$47,552	$116,943	$81,708	$115,062
Less: distributions paid by MMP to its affiliates	(27,518)	(45,398)	(33,467)	(24,952)

Distributions paid by MMP to outside owners	20,034	71,545	48,241	90,110
Distributions Magellan Holdings paid to its affiliate owners	153,000	251,000	103,152	414,295

Total distributions paid to outside and affiliate owners	$173,034	$322,545	$151,393	$504,405

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

19. Owner’s Equity (Deficit)

MMP Capital.    The following table details the changes in the number of MMP units outstanding and their ownership by affiliates and non-affiliates (the public) from January 1, 2003 through September 30, 2005. See Note 4—MMP Debt and Equity Transactions and Magellan Holdings’ Sales of MMP Units for further details.

	Common		Subordinated		Class B Common Affiliates	Total
	Public	Affiliates	Public	Affiliates
Units outstanding as of January 1, 2003	25,200,000	2,159,388	—	11,359,388	15,661,848	54,380,624
12/03—Class B common units conversion to common units	—	15,661,848	—	—	(15,661,848)	—
12/03—MMP equity offering	9,000,000	(8,600,000)	—	—	—	400,000

Units outstanding as of December 31, 2003	34,200,000	9,221,236	—	11,359,388	—	54,780,624
01/04—Sale of units by affiliate	1,350,000	(1,350,000)	—	—	—	—
02/04—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—	—
05/04—MMP equity offering	6,000,000	(4,000,000)	—	—	—	2,000,000
06/04—Sale of units by affiliate	700,000	(700,000)	—	—	—	—
08/04—MMP equity offering	4,140,000	(540,000)	—	—	—	3,600,000
10/04—MMP equity offering	5,200,000	—	—	—	—	5,200,000
11/04—MMP equity offering	780,000	—	—	—	—	780,000

Units outstanding as of December 31, 2004	52,370,000	5,471,082		8,519,542	—	66,360,624
(unaudited)
01/05—Sale of units by affiliate	5,471,082	(5,471,082)	—	—	—	—
02/05—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—	—
02/05—Sale of units by affiliate	450,288	(450,288)	—	—	—	—
04/05—Sale of units by affiliate	—	—	5,679,696	(5,679,696)	—	—
05/05—Sale of units by affiliate	2,100,000	(2,100,000)	—	—	—	—
06/05—Sale of units by affiliate	289,558	(289,558)	—	—	—	—

Units outstanding as of September 30, 2005	60,680,928	—	5,679,696	—	—	66,360,624

As of September 30, 2005, MMP’s outstanding common units were 60,680,928 and the subordinated units outstanding were 5,679,696, all of which were owned by non-affiliates. Magellan Holdings’ ownership interest in MMP is now limited to its 2.0% general partner interest and incentive distribution rights.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During MMP’s subordination period, MMP can issue up to 5,679,694 additional common units without obtaining its unitholders’ approval. In December 2003 MMP issued 400,000 units, which reduced the number of additional common units MMP can issue without its unitholders’ approval to 5,279,694. Additionally, in May 2004 MMP issued 2.0 million units to the public, of which 438,000 were applicable to previous investments with the remaining 1,562,000 units used to complete its refinancing plan. The units used for the refinancing plan reduced the number of additional common units MMP can issue without its unitholders’ approval to 3,717,694. Magellan GP, LLC can issue an unlimited number of MMP parity common units as follows:

•	upon conversion of MMP’s subordinated units;

•	under employee benefit plans;

•	upon conversion of its general partner interest and incentive distribution rights as a result of its withdrawal as the general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $40.0 million of MMP’s indebtedness.

The subordination period will end when MMP meets certain financial tests provided for in the partnership agreement but it generally cannot end before December 31, 2005.

The limited partners holding MMP’s common units have the following rights, among others:

•	right to receive distributions of MMP’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as MMP’s general partner upon a 66.7% majority vote of MMP’s outstanding unitholders;

•	right to transfer common unit ownership to substitute MMP limited partners;

•	right to receive an annual report, containing audited financial statements and a report on those financial statements by MMP’s independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in MMP on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect MMP’s books and records at the MMP unitholders’ own expense.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Except for those periods when net income exceeds distributions, MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges that are specifically allocated to Magellan GP, LLC, MMP’s general partner. For periods where net income exceeds distributions, MMP’s net income is allocated to its general and limited partners based on their proportionate share of theoretical distributions that would have been paid assuming that cash distributions were equal to net income for the period. Cash distributions Magellan GP, LLC and limited partners receive are based on the following table:

	Distributions to Owners of MMP Other Than Magellan Holdings and Us as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
MMP Quarterly Distribution Per Unit Amount		General Partner Interest	Incentive Distribution Rights
Up to $0.288750	98%	2%	0%
Above $0.288750 up to $0.328125	85%	2%	13%
Above $0.328125 up to $0.393750	75%	2%	23%
Above $0.393750	50%	2%	48%

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts. The limited partners’ liability is generally limited to their investment.

Magellan Midstream Holdings GP, LLC Capital.    Our capital is substantially the same as Magellan Holdings’ capital. Magellan Holdings’ initial capital of $333.8 million at its formation in April 2003 consisted of $319.7 million of limited partner preferred interests, $13.3 million of Class A limited partner common interests and $0.8 million of limited partner Class B common interests. Madison Dearborn Capital Partners IV, L.P. and CRF (together with their affiliates) were each issued 50% of both the preferred and Class A common interests in return for their equity contribution. The Class B common interests were issued to certain officers and directors of MMP’s general partner in return for their equity contribution. The preferred interests were redeemed in December 2004. Income and distributions are allocated to the Class A and Class B common units in proportion to their respective equity contributions. Similarly, in the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Class A and Class B common unit holders in proportion to their respective equity contributions. The limited partners’ liability is generally limited to their investment.

Our owner’s equity balance is negative as of September 30, 2005 due primarily to distributions by Magellan Holdings to its owners in excess of their initial investment and accumulated earnings.

20. Subsequent Event (unaudited)

On October 20, 2005, Magellan Holdings and Magellan GP, LLC’s board of directors adopted the Second Amended & Restated Limited Liability Company Agreement of Magellan GP, LLC, which clarifies the role of Magellan Holdings, as the member, and the board of directors. Magellan Holdings, as the member, has delegated to the board of directors all authority to make decisions that affect the operation of MMP. However, the board may not take any action without Magellan Holdings’ approval with respect to an extraordinary matter that would have, or would reasonably be expected to have, a material effect, directly or indirectly, on Magellan Holdings’ interest in Magellan GP, LLC. The type of extraordinary matter referred to in the prior sentence that requires Magellan Holdings’ approval includes, but is not limited to, the following: (i) commencement of any action

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

relating to bankruptcy, insolvency, reorganization or relief of debtors by MMP or a material subsidiary of MMP; (ii) a merger, consolidation, recapitalization or similar transaction involving MMP or a material subsidiary of MMP; (iii) a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of MMP or a material subsidiary of MMP, viewed in each case on a consolidated basis, in one or a series of related transactions; (iv) dissolution or liquidation of MMP; (v) a material amendment of the MMP’s partnership agreement; and (vi) a material change in the amount of the quarterly distribution made on MMP’s common units of MMP or the payment of a material extraordinary distribution by MMP. Magellan Holdings has exclusive authority over the business and affairs of Magellan GP, LLC other than in its role as general partner of MMP. The type of matter referred to in the prior sentence where Magellan Holdings has exclusive authority includes, but is not limited to, the following: (i) the amount and timing of distributions of Magellan GP, LLC; (ii) the issuance or repurchase of any equity interests in Magellan GP, LLC; (iii) the prosecution, settlement or management of any claim made directly against Magellan GP, LLC; (iv) whether to sell, convey, transfer or pledge any assets of Magellan GP, LLC; (v) whether to amend, modify or waive any rights relating to any assets of Magellan GP, LLC or any subsidiary (as defined in the agreement) of Magellan GP, LLC (including the decision to amend or forego distributions in respect of the incentive distribution rights); (vi) whether to enter into any agreement to incur an obligation of Magellan GP, LLC or any subsidiary of Magellan GP, LLC other than an agreement entered into for and on behalf of MMP for which Magellan GP, LLC or any subsidiary of Magellan GP, LLC is liable exclusively in its capacity as general partner of MMP or of any of its affiliates; (vii) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by Magellan GP, LLC; (viii) a merger, consolidation, recapitalization or similar transaction involving Magellan GP, LLC; and (ix) dissolution or liquidation of Magellan GP, LLC.

APPENDIX A

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM HOLDINGS, L.P.

i

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

Section 6.1	Allocations for Capital Account Purposes	A-25
Section 6.2	Allocations for Tax Purposes	A-28
Section 6.3	Requirement and Characterization of Distributions; Distributions to Record Holders	A-29

ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1	Management	A-30
Section 7.2	Certificate of Limited Partnership	A-31
Section 7.3	Restrictions on General Partner’s Authority	A-32
Section 7.4	Reimbursement of the General Partner	A-32
Section 7.5	Outside Activities	A-32
Section 7.6	Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner	A-33
Section 7.7	Indemnification	A-35
Section 7.8	Liability of Indemnitees	A-36
Section 7.9	Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties	A-36
Section 7.10	Other Matters Concerning the General Partner	A-38
Section 7.11	Purchase or Sale of Partnership Securities	A-38
Section 7.12	Registration Rights of the General Partner and its Affiliates	A-38
Section 7.13	Reliance by Third Parties	A-41

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1	Records and Accounting	A-41
Section 8.2	Fiscal Year	A-41
Section 8.3	Reports	A-41

ARTICLE IX
TAX MATTERS

Section 9.1	Tax Returns and Information	A-42
Section 9.2	Tax Elections	A-42
Section 9.3	Tax Controversies	A-42
Section 9.4	Withholding	A-42

ARTICLE X
ADMISSION OF PARTNERS

Section 10.1	Admission of Initial Limited Partners	A-43
Section 10.2	Admission of Successor General Partner	A-43
Section 10.3	Amendment of Agreement and Certificate of Limited Partnership	A-44

ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1	Withdrawal of the General Partner	A-44
Section 11.2	Removal of the General Partner	A-45
Section 11.3	Interest of Departing General Partner and Successor General Partner	A-45
Section 11.4	Withdrawal of Limited Partners	A-46

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.1	Dissolution	A-46
Section 12.2	Continuation of the Business of the Partnership After Dissolution	A-47

ii

iii

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM HOLDINGS, L.P.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MAGELLAN MIDSTREAM HOLDINGS, L.P. dated as of                     , 2006, is entered into by and among Magellan Midstream Holdings GP LLC, a Delaware limited liability company, as the General Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under

Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit, or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, or other interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Third Amended and Restated Agreement of Limited Partnership of Magellan Midstream Holdings, L.P., as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a) the sum of all cash and cash equivalents of the Partnership on hand on the date of determination of Available Cash with respect to such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Oklahoma shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination.

The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“Claim” has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” has the meaning assigned to such term in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of one or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder by the National Securities Exchange on which the Common Units are listed for trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed

Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” has the meaning assigned to such term in Section 15.1(a).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. § 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“General Partner” means Magellan Midstream Holdings GP, LLC, a Delaware limited liability company and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management and ownership interest, if any, of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which a General Partner is entitled as provided in this Agreement, together with all obligations of a General Partner to comply with the terms and provisions of this Agreement.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, officer, director, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General

Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Limited Partners” means MGG Holdings, L.P. and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“MGG Holdings” means MGG Holdings, L.P., a Delaware limited partnership and any successors thereto.

“MLP” means Magellan Midstream Partners, L.P., a Delaware limited partnership, and any successors thereto.

“MLP Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P., as it may be amended, supplemented or restated from time to time.

“MLP General Partner” means Magellan GP, LLC, a Delaware limited liability company and the general partner of the MLP, and any successors thereto.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, or the New York Stock Exchange or any successor thereto.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Limited Partner, pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditures (including, without limitation, any expenditures described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Magellan Midstream Holdings, L.P., a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interests and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraph (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (b) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, and (b) when modifying Partners or Record Holders, apportioned among all Partners or Record Holders, as the case may be, in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or with respect to the first fiscal quarter of the Partnership after the Closing Date the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-             ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, with respect to the Unitholders holding Common Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units, as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii), 6.1(d)(vi) or 6.1(d)(viii).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, with respect to the Unitholders holding Common Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by the sole member or by a majority of the members of the Conflicts Committee, as applicable.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such-Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Trading Day” has the meaning assigned to such term in Section 15.1(a).

“Transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means the Underwriting Agreement dated                     , 2006 among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units.

“Unitholders” means the holders of Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“US GAAP” means United States Generally Accepted Accounting Principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2 Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes “including” or words of like import shall be deemed to be followed by the words “without limitation;” and the terms “hereof,” “herein” or “hereunder refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation.

The Partnership was formed as of the date hereof pursuant to the Certificate of Limited Partnership as filed with the Secretary of State of the State of Delaware on April 14, 2003, pursuant to the provisions of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name.

The name of the Partnership shall be “Magellan Midstream Holdings, L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office is The Corporation Trust Partnership. The principal office of the Partnership is located at One Williams Center, Tulsa, Oklahoma 74172 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner is One Williams Center, Tulsa, Oklahoma 74172 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member, provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5 Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

(a) Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator (other than the General Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in,

Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8 Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General

Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

Section 2.9 Certain Undertakings Relating to the Separateness of the Partnership.

(a) Separateness Generally.    The Partnership shall conduct its business and operations separate and apart from those of any other Person (other than the General Partner) in accordance with this Section 2.9.

(b) Separate Records.    The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements, separate from those of any other Person, except its consolidated Subsidiaries.

(c) Separate Assets.    The Partnership shall not commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.

(d) Separate Name.    The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.

(e) Separate Credit.    The Partnership shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries, (iv) acquire obligations or debt securities of Holdings its Affiliates (other than the Partnership or its Subsidiaries), or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries; provided that the Partnership may engage in any transaction described in clauses (ii)-(v) of this Section 2.9(d) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent public accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a National Securities Exchange.

(f) Separate Formalities.    The Partnership shall (i) observe all partnership formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it, (ii) engage in transactions with the General Partner and its Affiliates (other than another Group Member) in conformity with the requirements of Section 7.9, and (iii) promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative expenses, capital expenditures, and costs for shared services performed by Affiliates of the General Partner (other than another Group Member). Each material contract between the Partnership or another Group Member, on the one hand, and the Affiliates of the General Partner (other than a Group Member), on the other hand, shall be in writing.

(g) No Effect.    Failure by the General Partner or the Partnership to comply with any of the obligations set forth above shall not affect the status of the Partnership as a separate legal entity, with its separate assets and separate liabilities.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership, (B) could damage the Partnership or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange, or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the issued and outstanding membership interests of the General Partner.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) Except as otherwise provided in Section 4.8, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any series of Limited Partner Interests, the provisions of any statement of designations or amendment to this Agreement establishing such series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partnership Interests shall be freely transferable.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to March 31, 2016, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all but not less than all of its General Partner Interest to another Person (other than an individual).

(b) Subject to Section 4.6(c) below, on or after March 31, 2016, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.8    Citizenship Certificates; Non-citizen Assignees.

(a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

(b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.9    Redemption of Partnership Interests of Non-citizen Assignees.

(a) If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Issuances.

In connection with the Initial Offering, the General Partner has been admitted as the General Partner of the Partnership with a 0.001% economic interest in the Partnership and the Initial Limited Partners, other than the Underwriters, have been admitted to the Partnership.

Section 5.2 Contributions by the General Partner and its Affiliates.

(a) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering or pursuant to the Over-Allotment Option), the General Partner may, but is not required, to make additional Capital Contributions equal to 0.1/100ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests, but only to the extent necessary such that the General Partner’s Capital Account is equal to 0.001% of the total of all Capital Accounts following such issuance. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by the Underwriters.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing

Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(c) Subject to Section 5.1, no Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to [•] Units and (ii) the “Option Units” as such term is used in the Underwriting Agreement issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof in an aggregate number of up to [•] additional Units and (iii) the Common Units issued to the Initial Limited Partners in aggregate number equal to [•].

Section 5.4 Interest and Withdrawal.

No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the MLP Agreement) of all property owned by the MLP or any other Subsidiary that is classified as a partnership for federal income tax purposes.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner’s Combined Interest to Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the

Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Partnership Interest.

(c) The General Partner is hereby authorized and directed to take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the admission of additional Limited Partners and (iii) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any, National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7 [Reserved].

Section 5.8 [Reserved].

Section 5.9 Limited Preemptive Right.

Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Security from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10 Splits and Combinations.

(a) Subject to Section 5.10(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income.    After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated to the Unitholders in accordance with their respective Percentage Interests.

(b) Net Losses.    After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated to the Unitholders in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(d) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account), instead any such Net Losses shall be allocated to the General Partner.

(c) Net Termination Gains and Losses.    After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

A. First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account; and

B. Second, 100% to all Unitholders in accordance with their Percentage Interests.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

A. First, 100% to all Unitholders holding Common Units, pro rata, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

B. Second, the balance, if any, to the General Partner.

(d) Special Allocations.    Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.    Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain.    Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset.    In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(iv) Gross Income Allocations.    In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Nonrecourse Deductions.    Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi) Partner Nonrecourse Deductions.    Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) Nonrecourse Liabilities.    For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(viii) Code Section 754 Adjustments.    To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(ix) Curative Allocation.

A. Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

B. The General Partner shall, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x) Corrective Allocations.    In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

A. In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

B. In making the allocations required under this Section 6.1(d)(x), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(x).

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities, except with respect to any goodwill in the Partnership.

(c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-1(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g) Each item of Partnership income, gain, loss and deduction, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the Nasdaq National Market on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 50 days following the end of each Quarter commencing with the Quarter ending on September 30, 2005, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners in accordance with their respective Percentage Interests as of the Record Date selected by the General Partner. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership, its Subsidiaries and the MLP; subject to Section 7.6(a), the lending of funds to other Persons; the repayment or guarantee of obligations of the Partnership, its Subsidiaries and the MLP and the making of capital contributions to any member of the Partnership, its Subsidiaries and the MLP;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than their interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the MLP and its subsidiaries from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation and management through its ownership of the managing and non-managing general partner and certain of its subordinated and common units representing limited partner interests of the Partnership;

(xv) cause to be registered for resale under the Securities Act and applicable state securities laws, the Partnership Securities held by the General Partner or any Affiliate of the General Partner; provided, however, that such registration for resale of any Partnership Securities shall be subject to certain restrictions and limitations; and

(xvi) the approval and authorization of any action taken by the managing general partner of the MLP to limit or modify the incentive distribution rights held by the Partnership, if the general partner of the Partnership determines that such limitation or modification does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

(b) Notwithstanding any other provision of this Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Underwriting Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2 Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on General Partner’s Authority.

Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the MLP, without the approval of holders of a majority of outstanding Units; provided however that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the MLP pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a majority of outstanding Units, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to this Agreement or, except as expressly permitted by Section 7.9(d), take any action that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as general partner or managing members of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any one of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership or the MLP and its subsidiaries. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest.

Section 7.5 Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is a General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b) Except as specifically restricted by Section 7.5(a), each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the MLP Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner’s fiduciary duties or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnities shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

(d) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of a General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

(e) The term “Affiliates” when used in Section 7.5(d) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

(f) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with their fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees) all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner’s financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

(c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

(d) The Partnership may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

(e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3 and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

(f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

(g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or-in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted, and provided such Person became an Indemnitee hereunder prior to such amendment, modification or repeal.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, or any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates, (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, or any other agreement contemplated hereby or otherwise, then unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as a general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the General Partner hereunder.

Section 7.11 Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any of its Affiliates may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for their own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a) and Section 7.12(b); and provided further, however, that if the Audit and Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. The Partnership shall be deemed not to have used all reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Audit and Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. The Partnership shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e) The provisions of Sections 7.12(a), 7.12(b) and 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

(f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13 Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be furnished to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Initial Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.1 or the issuance of any Limited Partner Interests in a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership, with or without execution of this Agreement, (ii) shall become bound by the terms of, and shall be deemed to have executed, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred, (iv) represents that the transferee has the capacity, power and authority to enter into this Agreement, (v) grants the powers of attorney set forth in this Agreement and (vi) makes the consents and waivers contained in this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute and amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring an Interest. The rights and obligations of a Person who is a Non citizen Assignee shall be determined in accordance with Section 4.8 hereof.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or 11.2 or the transfer of such General Partner’s General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on March 31, 2016, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or cause the Partnership or the MLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on March 31, 2016, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a majority of outstanding Units, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of outstanding Units (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of a General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option exercisable prior to the effective date of the departure of such Departing General Partner to require its successor to purchase (x) its General Partner Interest and (y) its general partner interest (or equivalent interest), if any, in the other Group Members ((x) and (y) collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the

General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to purchase the Combined Interest of the Departing General Partner for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of a Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if such General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4 Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution.

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a majority of outstanding Units;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a majority of outstanding Units may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor General Partner a Person approved by the holders of a majority of outstanding Units. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a majority of outstanding Units to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor the MLP would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator.

Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3 necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

(a) Disposition of Assets.    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Discharge of Liabilities.    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) Liquidation Distributions.    All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the

Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration.

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the

Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) an amendment effected, necessitated or contemplated by an amendment to the MLP Agreement that requires MLP unitholders to provide a statement, certification or other proof of evidence to the MLP regarding whether such unitholder is subject to United States federal income taxation on the income generated by the MLP;

(l) a merger or conveyance pursuant to Section 14.3(d); or

(m) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a majority of outstanding Units, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Partnership Securities of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present, either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum.

The holders of a majority of the Outstanding Partnership Securities of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Partnership Securities that in the aggregate represent a majority of the Outstanding Partnership Securities entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Partnership Securities that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Partnership Securities specified in this Agreement (including Outstanding Partnership Securities deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Partnership Securities entitled to vote at such meeting (including Outstanding Partnership Securities deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Voting and Other Rights.

(a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

(b) With respect to Limited Partner Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1 Authority.

The Partnership may merge or consolidate with one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) The terms and conditions of the proposed merger or consolidation;

(d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g) Such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners of Merger or Consolidation.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a majority of outstanding Units.

(c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership or the MLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4 Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with Section 17-211(b) of the Delaware Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6 Effect of Merger.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time less than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15 is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices per limited partner interest of such class for the 20 consecutive Trading Days immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal

Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2 Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest pursuant to Section 10.1(a) without execution hereof.

Section 16.8 Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9 Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10 Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[Rest of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

GENERAL PARTNER:

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

By:
Don R. Wellendorf
President and Chief Executive Officer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.1(a).

By: MGG HOLDINGS, L.P.

General Partner, as attorney-in-fact for the Limited Partners pursuant to the Powers of Attorney granted pursuant to Section 2.6.

By: MGG HOLDINGS GP, LLC, its general partner

By:
Don R. Wellendorf
President and Chief Executive Officer

20,850,000 Common Units

Representing Limited Partner Interests

P R O S P E C T U S

                    , 2006

Joint Book-Running Managers

Citigroup

Lehman Brothers

Until                     , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$70,554
NASD filing fee	60,444
Printing and engraving expenses	300,000
Fees and expenses of legal counsel	700,000
Accounting fees and expenses	450,000
Transfer agent and registrar fees	3,000
New York Stock Exchange listing fee	150,000
Miscellaneous	166,002

Total	1,900,000

Item 14.	Indemnification of Officers and Members of Our Board of Directors.

The section of the prospectus entitled “Material Provisions of the Partnership Agreement of Magellan Midstream Holdings, L.P. — Indemnification” discloses that we will generally indemnify our general partner, officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to [Section 8] of the Underwriting Agreement to be filed as an exhibit to this registration statement in which we and our general partner will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 16.	Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Magellan Midstream Holdings, L.P.
3.2	—	Form of Third Amended and Restated Limited Partnership Agreement of Magellan Midstream Holdings, L.P. (included as Appendix A to the Prospectus)
3.3	—	Certificate of Formation of Magellan Midstream Holdings GP, LLC
3.4*	—	Limited Liability Company Agreement of Magellan Midstream Holdings GP, LLC
3.5	—	Fourth Amended and Restated Limited Partnership Agreement of Magellan Midstream Partners, L.P.
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1*	—	Credit Agreement
10.2*	—	G&A Cap Agreement
10.3*	—	Reimbursement Agreement
21.1*	—	List of Subsidiaries of Magellan Midstream Holdings, L.P.
23.1	—	Consent of Ernst & Young LLP

Exhibit Number		Description
23.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-3)

*	To be filed by amendment.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 10, 2005.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its general partner

By:	/S/ DON R. WELLENDORF
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer

Each person whose signature appears below appoints John D. Chandler and Lonny E. Townsend, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/S/ DON R. WELLENDORF Don R. Wellendorf	President and Chief Executive Officer	November 10, 2005

/S/ JOHN D. CHANDLER John D. Chandler	Vice President, Chief Financial Officer and Treasurer	November 10, 2005

/S/ JIM H. DERRYBERRY Jim H. Derryberry	Vice President and Director	November 10, 2005

/S/ PATRICK C. EILERS Patrick C. Eilers	Vice President and Director	November 10, 2005

/S/ N. JOHN LANCASTER, JR. N. John Lancaster, Jr.	Vice President and Director	November 10, 2005

/S/ THOMAS S. SOULELES Thomas S. Souleles	Vice President and Director	November 10, 2005

EXHIBIT INDEX

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Magellan Midstream Holdings, L.P.
3.2	—	Form of Third Amended and Restated Limited Partnership Agreement of Magellan Midstream Holdings, L.P. (included as Appendix A to the Prospectus)
3.3	—	Certificate of Formation of Magellan Midstream Holdings GP, LLC
3.4*	—	Limited Liability Company Agreement of Magellan Midstream Holdings GP, LLC
3.5	—	Fourth Amended and Restated Limited Partnership Agreement of Magellan Midstream Partners, L.P.
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10.1*	—	Credit Agreement
10.2*	—	G&A Cap Agreement
10.3*	—	Reimbursement Agreement
21.1*	—	List of Subsidiaries of Magellan Midstream Holdings, L.P.
23.1	—	Consent of Ernst & Young LLP
23.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-3)

*	To be filed by amendment